

2024 Annual Report

Cover artwork by Cheryl R. Riley. Learn more inside.

Sun Life at a Glance

Our Purpose

Help Clients achieve lifetime financial security and live healthier lives

Our Ambition

To be the best asset management and insurance company in the world

28
Markets

85M+
Clients

66.9K
Employees

95K+
Advisors

All figures as of December 31, 2024. Rounded to the nearest hundred. Represents full-time equivalent employees, temporary employees and employees in Asia joint ventures.



Front Cover Artwork

Glyphs | Cheryl R. Riley

Cheryl R. Riley is an American multimedia artist renowned for her innovative *Glyphs* series — a unique fusion of cultural symbols and contemporary design developed over more than two decades.

Drawing inspiration from traditions such as Chinese characters and Ethiopian Amharic, her work explores universal themes of connection, resilience, and the transformative power of art.

With a creative vision defined by care, authenticity, inspiration, boldness, and impact, Cheryl's art not only elevates our Annual Report cover, but also embodies our Purpose of helping Clients achieve lifetime financial security and live healthier lives.



Table of contents

Financial Highlights 2

Message from the Chair 3

Message from the CEO 5

Management's Discussion and Analysis 11

Consolidated Financial Statements and Notes 122

Drivers of Earnings 232

Board of Directors and Executive Team 235

Subsidiaries and Associates 236

Major Offices 242

Corporate and Shareholder Information 245

Client Impact: Frame Hollera José

As a small business owner and mother concerned about her family's financial future, our Client Frame sought advice from her Sun Life advisor Mary who recommended health insurance as a safety net.

When Frame received an unexpected diagnosis of endometrial cancer that safety net became a lifeline. Despite that challenging news, Frame was able to access the care she needed and focus on recovery with Mary's support and guidance.

Through this journey, their professional relationship grew into a genuine friendship with Mary offering not only financial expertise, but hope and encouragement.

Frame's story is a testament to the power of planning and shows how the right support can light a path when life takes an unexpected turn.

Watch Frame's story



Pictured below, left to right:
Frame, Sun Life Client and Mary, Sun Life Advisor

Financial Highlights

Strong capital and financial flexibility

| Measure[1] | IFRS 17 and IFRS 9 | | |
	Medium-Term Objectives[2,3]	3-Year[4,5]	2024 Results
Underlying EPS growth	8-10%	8%	5%
Underlying ROE	18%+	17.3%	17.2%
Underlying dividend payout ratio	40-50%	48%	49%



Reported net income
$3.09B (2023) **$3.05B** (2024)

Underlying net income[6]
$3.73B (2023) **$3.86B** (2024)

Dividend per common share
$3.00 (2023) **$3.24** (2024)

152% Life insurance capital adequacy test (LICAT) ratio[7,8]
Sun Life Financial Inc.

20.1% Financial leverage ratio[6,7]
Target 25%

$1.54T Assets under management[6,7]
10% year over year growth

$196B Wealth sales and asset management gross flows[6,7]
13% year over year growth

$5.72B Insurance sales[6,7]
5% year over year growth

Balanced and diversified business model



Underlying net income by business pillars[6,7,9]
- 31% Sun Life Asset Management
- 34% Sun Life Canada
- 18% Sun Life U.S.
- 17% Sun Life Asia

Underlying net income by business type[6,7,10]
- 42% Wealth & asset management
- 30% Individual - Protection
- 28% Group - Health & Protection

Refer to page 244 for endnotes. All numbers are impacted by rounding and in Canadian dollars, unless otherwise noted.

Delivering shareholder value



5-year total shareholder return

- **77%** Sun Life
- **86%** TSX Financial Sector
- **69%** TSX Composite

Represents Total Shareholder Return as described in our 2024 Management Information Circular. Data source: Bloomberg.



Message from the Chair

Scott F. Powers
Chair of the Board

Sun Life's 160-year journey is rooted in values that have stood the test of time, earning the trust of 85 million Clients worldwide. Our bold ambition is to be the best asset management and insurance company in the world. Every initiative, action and decision this past year and looking ahead propels us towards this goal.

In 2024, the strength and resilience of Sun Life's diversified business model was tested and demonstrated. We made important progress on our strategic imperatives focused on advancing digital leadership, leveraging our asset management capabilities and wealth presence, deepening our impact on our Clients' health journeys and accelerating momentum in Asia.

Sun Life's prudent risk management and financial discipline have generated a consistent Total Shareholder Return of 12% per annum over five and 10 years with a 44% increase in share price over the past five years. Our balance sheet and capital position enable us to invest in our business and remain resilient amid market uncertainties.

Update on our strategic imperatives

We're making significant investments to operate as a digital company to enhance our Client experience. In 2024, we accelerated our pace in applying Generative Artificial Intelligence (GenAI) capabilities that not only drive high impact, but also deliver tangible benefits both internally and externally.

Over the past five years, Sun Life has deployed a total of $6.7 billion of capital towards acquisitions. This includes InfraRed and Crescent Capital under SLC Management to leverage our asset management capabilities, build scale and extend our wealth presence, driving shareholder value to enrich the institutional Client experience.

While our asset manager MFS experienced market and outflow challenges, we remain confident in their long-term strategy and the actions they're taking to address these headwinds, including offering a diverse range of investment products to meet evolving Client needs.

We've deepened our impact on our Clients' health journeys, providing tools, resources and education to help them manage their health outcomes. In Canada, we're proud to help eligible Canadians as the administrator of the Canadian Dental Care Plan (CDCP), one of Canada's largest social programs. In the U.S., we're the largest dental benefits provider with 36 million members. Despite the headwinds faced by DentaQuest in 2024, we remain confident in their long-term success.

Our momentum in Asia set new sales growth and financial milestones in 2024. The region offers vast opportunities with a growing middle class eager to secure their financial future and live healthier lives. We're building scale through high performing, quality-focused channels. We have over 20 quality bancassurance partnerships across seven markets, expanding our reach with world-class solutions and partners committed to our Clients.

Our success is driven by an empowering and caring culture, fueled by the extraordinary talent of our people.

Talent and culture

At the heart of Sun Life's success is our nurturing culture and great talent. In 2024, we welcomed new leaders who foster our Purpose-driven culture including Tim Deacon as CFO, Ted Maloney as CEO of MFS, Manjit Singh as President of Sun Life Asia, and Jessica Tan as President of Sun Life Canada.

Sun Life's culture of accountability starts with our Board of Directors extending across our Executive Team, employees and advisors, ensuring positive results for our shareholders and meaningful Client impact. This shared commitment is the cornerstone of Sun Life's success and will guide us as we build on our legacy and navigate our future.

On behalf of our Board of Directors and everyone at Sun Life, thank you to our Clients and shareholders for your continued trust and support.

Sincerely,
Scott

Scott F. Powers
Chair of the Board





Message from the CEO

Kevin Strain
President & Chief Executive Officer

As I reflect on 2024 and set our sights on the future, I am guided by our Purpose which remains unwavering and inspiring: *Helping our Clients achieve lifetime financial security and live healthier lives*. It serves as our steadfast guide especially as we navigate a rapidly evolving and increasingly complex world.

Rooted in everything we do, our Purpose shines through by being there for our Clients when and how they need us, whether we're helping Clients save for an important life event, like retirement or saving for a child's education, or being there as they navigate a challenging health diagnosis. We also play a critical role of empowering organizations to serve their employees pension and health and wellness needs.

Our Purpose is the bedrock of our Client Impact Strategy, underpinning our efforts and strengthening the trust that defines our brand.

Delivering on our Client Impact Strategy

Delivering on our strategy are our more than 65,000 employees and 95,000 advisors around the world who work across our four pillars — Asset Management, Canada, U.S. and Asia. Our people make a difference in the lives of our 85 million Clients and their families every day.

Asset Management is a cornerstone of our success, representing more than a third of our business. We remain committed to expanding our asset management expertise. In 2024, we further solidified our position as a Top 25 global asset manager and the largest Canadian-based asset manager with more than $1.54 trillion in Assets under Management (AUM). We're also ranked the fourth largest private equity

Our Purpose shines through by being there for our Clients when and how they need us.

real estate firm (BGO); Canada's leading group retirement services provider with $156 billion in AUM; and the third largest MPF provider in Hong Kong with $26.5 billion in AUM. In our asset management and wealth businesses we are truly helping people build wealth for the future, helping secure their lifetime financial security.

Our alternative asset manager, SLC Management, completed its purchase of InfraRed Capital Partners, our global infrastructure asset manager. We also introduced our alternatives asset classes from SLC to high-net-worth Clients in the Canadian market through our strategic relationship with Scotiabank.

As the company that created the first mutual fund, MFS celebrated a century of wealth creation for our MFS clients in 2024. One hundred years after bringing investing to the masses, MFS continues to rank as a Top 10 U.S. retail asset manager.

Canada remains a growth engine for Sun Life. Our deep-rooted presence in our home market positions us as a leader in health, wealth and insurance. In 2024, Sun Life Canada upheld its leadership ranking as the top individual insurance provider and a leading group benefits provider.



In Canada, we serve 12 million Clients and we are proud to be a leader in retirement savings, insurance protection, estate planning, health navigation, health insurance and virtual care, through Dialogue. We are truly helping Canadians with their financial security and health.

Deepening our Clients' health journeys and elevating access to care is integral to our long-term strategy. One example is as the administrator of the Canadian Dental Care Plan (CDCP), launched in 2024, we help underserved Canadian residents regain self-confidence, dignity and a better quality of life free from dental pain.

The first CDCP claim Sun Life processed was a check up and cleaning for a 79-year-old Newfoundlander on May 1, 2024. Since then, we've enrolled more than 3.1 million members, enabling care to 1.3 million applicants, processed 4.5 million claims and pre-authorizations, enrolled nearly 24,000 dental providers and answered more than 320,000 calls from members and providers.

We're accelerating our momentum in Asia, where we have significant opportunities to grow and change lives through our Purpose across the eight markets we serve. It's a region with a growing middle class that's looking to protect their financial future for themselves and their families. Sun Life Asia remains a Top 5 life insurer in Asia. We have more than 20 strong bancassurance relationships across the region and an agency force of over 92,000 who are there to help.

We also continue to be a leader in health and benefits in the U.S., including as one of the largest players in Stop Loss and the largest dental provider in the country. And through a range of products and services we're providing through employer benefits, we're having a significant impact.

An example of how we deliver on our Purpose is the story of a Tennessee family who experienced the tragedy of losing their child. Their daughter was diagnosed with Mast Cell Activation

We are truly helping people build wealth for the future, helping secure their lifetime financial security.

Syndrome, a condition with no cure that causes severe allergy symptoms. In late 2023, her condition worsened, and she was moved to hospice care.

Balancing multiple hospital visits and caring for their other children was only possible because the father had Sun Life hospital indemnity insurance through his employer. The immediate funds allowed them to manage life's necessities so they could spend precious time with their daughter in her final days. That's one role we play in our Clients' lives — being there to support them through the highs and lows.

Making an impact on the lives of others

Each year I learn of hundreds of stories that highlight the profound impact Sun Life has on our Clients' lives and the meaningful difference we make.

Our feature story about a business owner and Sun Life Client in the Philippines named Frame, is a wonderful example. Frame took the advice of her Sun Life advisor who recommended health insurance for entrepreneurs. That insurance became a lifeline for Frame when she was unexpectedly diagnosed with cancer. It allowed her to support her family during treatment and grow her business post-recovery, something she never thought possible.

In Canada, we're playing a growing role in addressing the healthcare gap. With millions of Canadians struggling to find a family doctor and secure timely appointments, our efforts are helping to bridge this critical divide. A Toronto couple expecting their first baby faced a two-and-a-half month wait for a family doctor appointment during the critical first trimester. Desperate for care, they turned to Lumino Health Virtual Care, Sun Life's integrated health platform that provides access to health care professionals. To their relief, they saw a nurse practitioner that very same day, who swiftly arranged an ultrasound and essential blood tests that provided the couple with significant and timely medical information. This intervention brought peace of mind to the expectant parents who welcomed their healthy baby boy in the fall.

These stories stand as strong testaments to the power of delivering on our Purpose.

Digital leadership is transforming how we serve our Clients.

Inspiring innovation

Operating as a digital company is one of Sun Life's strategic imperatives. Digital leadership is transforming how we serve our Clients, delivering exceptional experiences. We're achieving this by integrating technology across our organization and fostering a culture of innovation and collaboration.

In 2024, we experimented and implemented several new GenAI projects, testing ways to support employee productivity and finding opportunities to enhance our Client experience. Our award-winning internal chatbot, Sun Life Asks, helps our people be more productive and efficient, all while ensuring the security of our systems.

In the U.S., we enhanced connectivity across disability, supplemental health, stop-loss, and dental products. When members with multiple products file a single claim, their other Sun Life benefits process automatically, ensuring they receive all the coverage they elected without filing additional claims. In the Philippines we implemented an automated underwriting platform that boosted straight-through processing by 50% by our third quarter. Not only does it improve Client experience it offers quicker turnaround times and operational efficiencies.

Creating value

SLC Management recognized strong net inflows and capital raising throughout the year with a 19% increase in fee-earning AUM inflows over last year, and capital raising of $24 billion.

Sun Life delivered strong results in 2024 with Asia and Canada highlighting the way, finishing the year with 17% and 6% growth respectively over the previous year. We also experienced solid growth in Individual Protection with a 20% increase in sales over 2023, which demonstrates the value Clients continue to place on financial security and health. Our capital position remains strong with a LICAT ratio of 152% at SLF and we ended the year reaching a new milestone of $1.54 trillion in Assets Under Management (AUM). We remain confident our steadfast focus on our Clients, coupled with our balanced and diversified business strategy, positions us well for long-term growth.

In November, we announced that we were elevating our Medium-Term Objectives (MTOs) for Underlying Earnings Per Share (EPS) growth per annum to 10% and Underlying Return on Equity (ROE) to 20%, while reaffirming our Underlying Dividend Payout Ratio Medium-Term Objective of 40-50%.

Over the past 10 years, we've had a strong track record of execution and growth, which has allowed us to elevate these objectives.

We remain confident our steadfast focus on our Clients, coupled with our balanced and diversified business strategy, positions us well for long-term growth.

In 2025, Sun Life will celebrate a few milestones, one of which is our 25th anniversary of being a publicly listed company on both the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). For our shareholders and investors, Sun Life stock has served as an anchor, providing steady returns and delivering growth.

Over the past 10 years, our strong capital deployment program has returned $16.2 billion to shareholders in common dividends and share buybacks, including $2.9 billion in 2024.

People and culture

Our Purpose shapes our culture and the dedication and loyalty of our people around the world make everything we achieve possible. They are what makes Sun Life and our culture so special.

Our values — Caring, Authentic, Inspiring, Impactful, Bold — are not just words on a page. Our values are reflected in every Client action and interaction, bringing out the best in us and driving us to excel in everything we do.



Being recognized as a **Great Place to Work**® in Canada, India, Indonesia, Ireland, Malaysia, Philippines, Singapore, Vietnam, and the United States is a testament to our commitment to nurturing an extraordinary culture. The fact that this recognition is based on employee feedback tells us we're on the right path, creating an inclusive workplace where everyone thrives.



The road ahead

Sun Life's success is not just measured in numbers, but in the stories of families securing their futures, individuals achieving their health goals, and communities thriving through our support.

As we enter our 160th year, we are inspired by the limitless possibilities that lie ahead. Transforming lives and creating meaningful impact have always been at the heart of Sun Life, and this steadfast commitment will continue to guide us for the next 160 years and beyond.

Our ambition is bold and visionary: to be the best asset management and insurance company in the world. It drives us to adapt to change, embrace innovation and evolve with the times. As we look to the future, we are focused on fostering a culture of growth and resilience – empowering our teams to align their efforts with Sun Life's Purpose and strategic imperatives. Together we will shape a future defined by progress, impact and unwavering dedication to making a difference in our Clients' lives.

In closing, my thanks to you, our shareholders and policyholders, for your ongoing support and commitment. Thank you to our Board of Directors for your continuing guidance. And thanks to everyone at Sun Life for being Purpose-driven and delivering for our Clients.

Lastly, to our Clients – thank you for being a part of this journey and entrusting Sun Life with your financial security and health needs. You are why we strive to make a positive impact – today and for the future.

Sincerely,
Kevin

Kevin Strain
President and Chief Executive Officer



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Our bold ambition is to be the best asset management and insurance company in the world.

MANAGEMENT'S DISCUSSION AND ANALYSIS

12	**A. HOW WE REPORT OUR RESULTS**		**56**	**J. CAPITAL AND LIQUIDITY MANAGEMENT**
			56	1. Capital
14	**B. OVERVIEW**		58	2. Capital Adequacy
14	1. Strategy		59	3. Shareholder Dividends
17	2. Financial Objectives		60	4. Principal Sources and Uses of Funds
17	3. Acquisitions and Other		61	5. Liquidity
18	**C. FINANCIAL SUMMARY**		**62**	**K. RISK MANAGEMENT**
			62	1. Risk Management Framework
19	**D. PROFITABILITY**		63	2. Risk Governance
			64	3. Risk Universe
22	**E. GROWTH**		64	4. Risk Appetite
22	1. Sales, Gross Flows and Value of New Business		65	5. Risk Management Policies
23	2. Assets Under Management		65	6. Risk Management Process
			66	7. Three Lines of Defence
24	**F. CONTRACTUAL SERVICE MARGIN**		66	8. Risk Culture and Philosophy
			68	9. Risk Categories
26	**G. FINANCIAL STRENGTH**			
			93	**L. ADDITIONAL FINANCIAL DISCLOSURE**
29	**H. PERFORMANCE BY BUSINESS GROUP**		93	1. Selected Annual Information
30	1. Asset Management		94	2. Items related to Statement of Operations
35	2. Canada		96	3. Items related to Statement of Financial Position
39	3. U.S.		97	4. Fourth Quarter 2024 Profitability
44	4. Asia		99	5. Fourth Quarter 2024 Growth
49	5. Corporate		100	6. Previous Quarters
50	**I. INVESTMENTS**		**103**	**M. NON-IFRS FINANCIAL MEASURES**
50	1. Investment Profile			
50	2. Debt Securities		**112**	**N. ACCOUNTING AND CONTROL MATTERS**
52	3. Equities		112	1. Critical Accounting Policies and Estimates
52	4. Mortgages and Loans		119	2. Changes in Accounting Policies
54	5. Derivatives		119	3. Disclosure Controls and Procedures
55	6. Investment Properties			
55	7. Loss Allowance and Provision for Credit Loss		**120**	**O. LEGAL AND REGULATORY PROCEEDINGS**
			120	**P. FORWARD-LOOKING STATEMENTS**

Management's Discussion and Analysis

February 12, 2025

A. How We Report Our Results

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2024, Sun Life had total assets under management ("AUM") of $1.54 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Sun Life Financial Inc. ("SLF Inc.") is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada ("Sun Life Assurance"). In this management's discussion and analysis ("MD&A"), SLF Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". Unless otherwise indicated, all information in this MD&A is presented as at and for the year ended December 31, 2024 and the information contained in this document is in Canadian dollars. Amounts in this document are impacted by rounding. Certain 2023 results in the Drivers of Earnings and Contractual Service Margin ("CSM") Movement Analysis were refined to more accurately reflect how the business is managed.

Where information at and for the year ended December 31, 2024 is not available, information available for the latest period before December 31, 2024 is used. Except where otherwise noted, financial information is presented in accordance with International Financial Reporting Standards ("IFRS") and the accounting requirements of the Office of the Superintendent of Financial Institutions ("OSFI"). Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.

We manage our operations and report our financial results in five business segments: Asset Management, Canada, United States ("U.S."), Asia, and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Annual Consolidated Financial Statements" and "Interim Consolidated Financial Statements", respectively, and "Consolidated Financial Statements" collectively), and this MD&A document.

Underlying net income by Business Types

Sun Life has a diversified mix of businesses and our earnings by business type supports the analysis of our results:
- **Wealth & asset management:** Sun Life's wealth & asset management businesses generate fee income and/or spread on investment products.
- **Group – Health & Protection:** Group businesses provide health and protection benefits to employer and government plan members. The products generally have shorter-term coverage periods, and more frequent repricing. The revenues are driven by premiums for coverage provided as well as fee-based earnings (i.e., Administrative Services Only plans, and dental fees).
- **Individual – Protection:** Generally, individual protection businesses have a longer-term profitability profile and are more sensitive to experience trends. The premiums include a margin for providing protection and are invested to earn a return over the expected amounts required to fulfill insurance liabilities.

The following provides an overview of the business types in Sun Life's business segments/business groups:

Business Types	Business Segments				
	Asset Management	Canada	US	Asia	Corporate
Wealth & asset management	MFS Investment Management SLC Management	Individual Wealth Group Retirement Services		Individual wealth & asset management[1]	
Group – Health & Protection		Sun Life Health	Group Benefits[2] Dental		
Individual – Protection		Individual Insurance	In-force Management	Individual protection[3]	
Corporate expenses & other				Regional Office	Corporate Support

[1] Includes wealth & asset management businesses in the Philippines, Hong Kong, China and India.
[2] Includes Employee Benefits, as well as Health and Risk Solutions (medical stop-loss).
[3] Includes individual protection businesses in ASEAN, Hong Kong, Joint Ventures and High-Net-Worth. Group businesses in Asia have been included with Individual – Protection.

1. Use of Non–IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in section M - Non-IFRS Financial Measures in this document and the Supplementary Financial Information package on www.sunlife.com under Investors - Financial results and reports.

2. Forward–looking Statements

Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section P - Forward-looking Statements in this document.

3. Additional Information

Additional information about SLF Inc. can be found in the Consolidated Financial Statements, the annual and interim MD&A, and SLF Inc.'s Annual Information Form ("AIF") for the year ended December 31, 2024. These documents are filed with securities regulators in Canada and are available at www.sedarplus.ca. SLF Inc.'s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission ("SEC") in SLF Inc.'s annual report on Form 40-F and SLF Inc.'s interim MD&A and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

B. Overview

Sun Life is a leading international financial services organization providing a diverse range of asset management, wealth, insurance, and health solutions to individual and institutional Clients. We have four business pillars: Asset Management, Canada, U.S. and Asia.

1. Strategy

Our strategy places the Client at the centre of everything we do. Our enterprise strategy, as described below, reflects our priorities and our diversified business mix. We believe by effectively executing on our strategy, we can fulfill our Purpose, create a positive impact for our Clients, and achieve our goal to be a leader in each of our four pillars.



Purpose and Ambition

Our Purpose is to help our Clients achieve lifetime financial security and live healthier lives. Our Purpose shapes our strategy, structure, and people and culture.

We seek to provide outstanding value and impact for our Clients in three ways:

Driving positive financial actions by:
- Helping Clients build wealth and provide lifetime financial security.
- Providing quality products and solutions that meet the needs of our Clients.
- Delivering timely and expert advice through consistently superior Client experiences.

Delivering solid long-term Client investment returns by:
- Leveraging our collective expertise to make better investment decisions.
- Sourcing broad investment capabilities to serve global Client needs.
- Delivering on investment objectives of Clients.

Driving positive health actions by:
- Being a trusted provider of a broad range of health and wellness coverages.
- Helping Clients access, navigate, and afford the care they need.
- Improving health outcomes, including physical and mental well-being, by providing health solutions and empowering Clients to manage their health.

While our Purpose guides us, our Values of being caring, authentic, bold, inspiring, and impactful, steer how we show up every day to create impact.

Our Ambition is "to be the best asset management and insurance company in the world". We define this as delivering superior returns for shareholders, while creating exceptional Client Impact and experience, positioning ourselves as the most trusted brand and preferred choice for Clients, while also focusing on strong execution to meet our medium-term financial objectives[1][2]:
- Underlying Earnings Per Share ("EPS") growth: 8%-10%.
- Underlying Return on Equity ("ROE"): 18%+.
- Underlying Dividend Payout Ratio: 40%-50%.

---

[1] For more information about our medium-term financial objectives, see section B - Overview - 2 - Financial Objectives in this document. Underlying EPS, underlying ROE and underlying dividend payout ratio are Non-IFRS financial measures. See section M - Non-IFRS Financial Measures in this document.

[2] During our November 2024 Investor Day, we announced an increase to our underlying EPS growth and underlying ROE medium-term financial objectives to 10% and 20%, respectively. These updates are supported by strong business performance. Our medium-term financial objective for underlying dividend payout ratio did not change.

Our Four Pillars

Our four pillars define the businesses and markets in which we operate. In each of these pillars, we focus on creating value and positively impacting our Clients through businesses that meet Client needs and have strong growth prospects, favourable ROE and strong capital generation in attractive global markets. We are well-positioned across each of our pillars.

Asset Management: A global leader in both public and alternative asset classes through MFS and SLC Management
We deliver value and drive positive Client impact through our offering of quality investment products:

- MFS Investment Management ("MFS") is a long-standing premier active investment manager offering a comprehensive set of asset management products and services to retail and institutional investors around the world.
- SLC Management is an institutional investment manager delivering alternative fixed income, private credit, infrastructure and global real estate solutions to institutional investors. In addition, with the acquisition of a majority interest in Advisors Asset Management, Inc. ("AAM") and the partnership with Scotia Global Wealth Management, SLC Management is also delivering solutions to the retail High-Net-Worth ("HNW") market in North America.

Canada: A leader in health, wealth, and insurance
We deliver value and impact to over 12 million Canadians via our group and individual businesses by:

- Providing a wide range of asset management, wealth, health and protection solutions to retail Clients.
- Helping Canadians live healthy lives, both as a major provider of group benefits and through a growing focus on innovative products and services that lead to better health outcomes.
- Remaining a market leader in group retirement services in the workplace, including defined contribution pensions, and defined benefit pension de-risking.

U.S.: A leader in health and benefits
We have deep expertise in the health care market, and help our Clients get the coverage they need while improving health outcomes. We are:

- The largest independent medical stop-loss provider in the U.S., offering protection against large medical claims for employers who self-insure their employee health plans, as well as programs for complex conditions and health care navigation services to help members improve outcomes.
- The largest dental benefits provider in the U.S. based on membership[1]. The U.S. Dental business serves approximately 35 million members[2] through government programs and commercial group dental and vision solutions for employers of all sizes.
- A top ten group life and disability provider in the U.S., offering a broad portfolio of group insurance products and services, as well as turnkey risk management solutions for health plans and other insurance carriers.

Asia: A regional leader focused on fast-growing markets
We are well-positioned in Asia to achieve our growth aspirations, through our portfolio of distinct businesses in the Philippines, Indonesia, Vietnam, Hong Kong, China, India, Malaysia, and High-Net-Worth including International and Singapore. These markets account for approximately 67% of Asia's GDP with high potential for future growth[3]. We are:

- A provider of individual life and health insurance that delivers Client value across all of our markets.
- A provider, in select markets, of asset management and group retirement products and services.
- Among the global leaders in providing life insurance solutions to HNW Clients.

Our Client Impact Strategy

Our Client Impact strategy has seven areas of focus that we are pursuing across our four pillars. These areas of focus define how we compete in our markets, extend our competitive advantages, fulfill our Purpose and support our Ambition to be the best asset management and insurance company in the world. We are committed to advancing our leadership position through a relentless focus on execution excellence, digital leadership, and cultivating strong talent and a culture that enables high performance.

Client Impact: Our Clients are at the centre of everything we do. Whether it is helping to navigate health concerns, save and plan for retirement or provide financial security for their families, our focus is on the positive impact we have on our Clients' lives. We believe this allows us to develop and offer the right solutions and experiences, build lasting and trusted Client relationships, and create value for Clients that also deliver better business outcomes for Sun Life. We are committed to helping Clients by driving positive health and financial actions, and delivering solid long-term investment returns.

Trusted Brand: Preserving our long standing reputation of being a trusted brand is paramount in an increasingly complex and digitized world. For more than 150 years, we have built and enjoyed strong, trusted relationships with our Clients in all Sun Life markets and through our distribution partnerships. Our brand reflects the differentiated Sun Life experiences we create, the products and service experiences we deliver, and the culture we live by, to achieve our Purpose. Our forward-looking brand strategy remains focused on delivering Client Impact and we will work to build our future competitive advantage and brand appeal with both new and existing Clients.

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[1] Based on membership as of December 31, 2024, for plans provided or administered by a Sun Life company. Ranking compiled by Sun Life and based on data disclosed by competitors.
[2] Includes members who also have a Sun Life Group coverage.
[3] Source: International Monetary Fund, October 2024.

Distribution Excellence: We have established an omni-channel approach to distribution that makes it easier for Clients to do business with us across all markets. To excel at distribution, we prioritize exceptional service, connecting with our Clients when and how they want to engage, and providing personalized and holistic solutions. We are focused on meeting our Clients' needs by being an exceptional distribution partner that empowers our advisors and partners to provide seamless Client experiences.

Digital Leadership: We are focused on enabling our businesses to create meaningful, digitally-enabled connections with Clients to generate the greatest Client and Business impact. Through the Digital Leadership strategy, we are operating like a digital company focused on:

- Delivering exceptional and personalized digital experiences for Clients, employees, advisors and partners.
- Leveraging digital capabilities and ways of working to drive speed and cost-effectiveness in everything we do.
- Unlocking the potential of new technologies such as generative AI[1], while continuing to invest in a modern technology stack that powers the best Client experiences and overall business productivity.

Financial Discipline: Our strategy is underpinned by a continued commitment to strong financial performance and risk management, coupled with a focus on capital management. Sustained focus across these areas supports our medium-term financial objectives and our aim of top quartile total shareholder returns. Specific areas of focus include:

- Delivering strong, stable earnings growth and disciplined expense management.
- Managing our capital to protect our policyholders and to maintain financial flexibility, to generate shareholder value.
- Disciplined organic investments and a programmatic M&A[2] approach to build scale and capabilities to drive future growth.

Long-Term, Sustainable and Resilient: We embed long-term, sustainable and resilient thinking into our strategy, culture, and operations, to drive meaningful social and economic outcomes for our Clients, employees, advisors, investors and communities. We aspire to be a responsibly-managed business that is Client-focused, Purpose-driven, competitive, forward-thinking, sustainable and resilient for the long-term.

Purpose–Driven People and Culture: Delivering on our strategy is supported by our ability to attract, retain, and develop the best talent, and to empower our people to drive results. We are focused on preserving and strengthening our strong culture of Client focus, integrity, collaboration and inclusivity. Specifically, our focus is to:

- Be the employer of choice for top talent.
- Develop talent that combines strong leadership skills with technological savvy, to support our transformation to a leading digital organization.
- Empower all employees and advisors to take action, make decisions, and be accountable.
- Continue to build a high-performing, inclusive environment that demonstrates diversity of thought and attracts top talent.
- Design our Future of Work with intent, offering employees choice and flexibility in how and where we work.

Key Strategic Priorities

Together with the strong foundation of our four pillars and key medium-term strategic areas of focus, our strategy emphasizes four key strategic priorities:

1. **Leverage our asset management capabilities and extend wealth presence**: We aim to establish ourselves as a global leader in both public and alternative asset classes by expanding SLC Management, upholding our leadership in MFS, enhancing wealth distribution, and pursuing synergies across our business lines.
2. **Accelerate our momentum in Asia**: Our objective is to become a regional leader in fast-growing markets by strengthening distribution channels, accelerating our speed-to-value through digital advancements, broadening our wealth management services, and emphasizing execution excellence.
3. **Deepen our impact along our Clients' health journey**: We strive to be a trusted health partner, focusing on access, affordability, and empowerment by broadening our health services, equipping Clients with digital capabilities to proactively manage their health, developing signature solutions for Clients in high-needs areas, and excelling in dental care offerings.
4. **Operate like a digital company**: We are dedicated to being a digital leader by integrating digital capabilities throughout the organization, embedding a digital mindset, modernizing our technology infrastructure, leveraging Client insights, and leading the charge in generative AI.

We believe we are well-positioned to execute on each of these strategic priorities and that by doing so we will accelerate growth, improve competitive positioning, and create positive Client Impact.

Looking ahead, we are confident that our strategy will allow us to deliver on our Purpose, drive positive Client outcomes, create meaningful value for our shareholders, and support our Ambition to be the best asset management and insurance company in the world.

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[1] Generative artificial intelligence ("generative AI") is a type of AI that can create various types of content, including text, imagery, audio, and synthetic data.
[2] Mergers & Acquisitions ("M&A").

2. Financial Objectives

Following the adoption of IFRS 17 and IFRS 9, progress against our medium-term financial objectives are measured on a three-year basis. Our medium-term financial objectives are outlined as follows:

Measure[1]	IFRS 17 and IFRS 9		
	Medium-term financial objectives[2][3]	3-Year[4][5]	2024 Results
Underlying EPS growth Growth in EPS reflects the Company's focus on generating sustainable earnings for shareholders.	8%-10%	8%	5%
Underlying ROE ROE is a significant driver of shareholder value and is a major focus for management across all businesses.	18%+	17.3%	17.2%
Underlying dividend payout ratio Payout of capital versus shareholder value, based on underlying net income.	40%-50%	48%	49%

[1] Underlying EPS, underlying ROE and underlying dividend payout ratio are non-IFRS financial measures. See section M - Non-IFRS Financial Measures in this document. Underlying dividend payout ratio represents the ratio of common shareholders' dividends to diluted underlying EPS. See section J - Capital and Liquidity Management - 3 - Shareholder Dividends in this document for further information regarding dividends.

[2] During our November 2024 Investor Day, we announced an increase to our underlying EPS growth and underlying ROE medium-term financial objectives to 10% and 20%, respectively. These updates are supported by strong business performance. Our medium-term financial objective for underlying dividend payout ratio did not change.

[3] Although considered reasonable, we may not be able to achieve our medium-term financial objectives as our assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term financial objectives as described above. Our medium-term financial objectives do not constitute guidance. Our medium-term financial objectives are forward-looking non-IFRS financial measures and additional information is provided in this MD&A in section P - Forward-looking Statements - Medium-Term Financial Objectives.

[4] 2022 results have been restated for the adoption of IFRS 17 and the related IFRS 9 classification overlay ("the new standards"). The restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards. The majority of the actions taken to re-balance asset portfolios and transition asset-liability management execution to an IFRS 17 basis occurred in Q1'23. Accordingly, analysis based on 2022 comparative results may not necessarily be indicative of future trends, and should be interpreted with this context.

[5] Underlying EPS growth is calculated using a two-year compound annual growth rate. Underlying ROE and dividend payout ratio are calculated using a three-year average of 2022-2024. These calculations reflect data available under the new standards. As we continue to report under the new standards in future periods, an additional year will be added until we reach a five-year period, consistent with disclosures in 2022 and prior.

In the year and over the medium-term, we have solid performance against our medium-term financial objectives in a challenging operating environment reflecting economic uncertainties.

3. Acquisitions and Other

The following developments occurred since January 1, 2024. Additional information concerning acquisitions and dispositions is provided in Note 3 in our 2024 Annual Consolidated Financial Statements.

On March 21, 2024, to meet regulatory obligations, we completed the sale of 6.3% of our ownership interest in Aditya Birla Sun Life AMC Limited (BSE: ABSLAMC.BO and NSE: ABSLAMC.NS) ("ABSLAMC"), generating a $98 million (post-tax $84 million) gain in reported net income. As a result of the transaction, our ownership interest in ABSLAMC was reduced from 36.5% to 30.2% for gross proceeds of $136 million. Subsequently, on May 31, 2024, we sold an additional 0.2% of our ownership interest.

On August 22, 2024, we acquired the remaining 20% interest in InfraRed Capital Partners ("InfraRed"). Since our initial acquisition of the majority stake in InfraRed on July 1, 2020, InfraRed has broadened SLC Management's suite of alternative investment solutions while also creating the opportunity for InfraRed to access North American investors through our distribution networks, contributing over $18.1 billion in AUM[1].

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[1] Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document.

C. Financial Summary

($ millions, unless otherwise noted)

Profitability		2024	2023
Net income (loss)			
	Underlying net income (loss)[1]	**3,856**	3,728
	Reported net income (loss) – Common shareholders	**3,049**	3,086
Diluted earnings per share ("EPS") ($)			
	Underlying EPS (diluted)[1]	**6.66**	6.36
	Reported EPS (diluted)	**5.26**	5.26
Return on equity ("ROE") (%)			
	Underlying ROE[1]	**17.2%**	17.8%
	Reported ROE[1]	**13.6%**	14.7%

Growth		2024	2023
Sales			
	Wealth sales & asset management gross flows[1]	**196,074**	173,820
	Group - Health & Protection sales[1]	**2,737**	2,942
	Individual - Protection sales[1]	**2,983**	2,491
Total AUM ($ billions)[1]		**1,542.3**	1,399.6
New business Contractual Service Margin ("CSM")[1]		**1,473**	1,253

Financial Strength		2024	2023
LICAT ratios[2]			
	Sun Life Financial Inc.	**152%**	149%
	Sun Life Assurance[3]	**146%**	141%
Financial leverage ratio[1][4]		**20.1%**	21.5%
Book value per common share ($)		**40.63**	36.51
Weighted average common shares outstanding for basic EPS (millions)		**579**	586
Closing common shares outstanding (millions)		**574**	585

[1] Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document.
[2] Life Insurance Capital Adequacy Test ("LICAT") ratio. Our LICAT ratios are calculated in accordance with the OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
[3] Sun Life Assurance is SLF Inc.'s principal operating life insurance subsidiary.
[4] The calculation for the financial leverage ratio includes the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $10.3 billion as at December 31, 2024 (December 31, 2023 - $9.6 billion).

D. Profitability

The following table reconciles our Common shareholders' net income ("reported net income") and underlying net income. All factors discussed in this document that impact underlying net income are also applicable to reported net income. Certain adjustments and notable items also impact the CSM, such as mortality experience and assumption changes; see section F - Contractual Service Margin in this document for more information.

($ millions, after-tax)	2024	2023
Underlying net income (loss) by business type[1]:		
Wealth & asset management	**1,823**	1,726
Group - Health & Protection	**1,196**	1,313
Individual - Protection	**1,270**	1,137
Corporate expenses & other	**(433)**	(448)
Underlying net income[1]	**3,856**	3,728
Add: Market-related impacts	**(373)**	(454)
Assumption changes and management actions ("ACMA")	**56**	36
Other adjustments	**(490)**	(224)
Reported net income – Common shareholders	**3,049**	3,086
Underlying ROE[1]	**17.2%**	17.8%
Reported ROE[1]	**13.6%**	14.7%
Notable items attributable to reported and underlying net income[1]:		
Mortality	**43**	6
Morbidity	**30**	324
Lapse and other policyholder behaviour ("policyholder behaviour")	**(25)**	(24)
Expenses	**(70)**	(72)
Credit[2]	**(126)**	(34)
Other[3]	**91**	34

[1] Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in this document.

[2] Credit includes rating changes on assets measured at Fair value through profit or loss ("FVTPL"), and the Expected credit loss ("ECL") impact for assets measured at Fair value through other comprehensive income ("FVOCI").

[3] Other notable items are recorded in Net Insurance Service Result and Net Investment Result in the Drivers of Earnings analysis. For more details, see section M - Non-IFRS Financial Measures in this document.

2024 vs. 2023

Underlying net income of $3,856 million increased $128 million or 3%, driven by:

- **Wealth & asset management** up $97 million: Higher fee income in Asset Management, Canada, and Asia, partially offset by unfavourable credit experience in Canada.
- **Group – Health & Protection**[1] down $117 million: Unfavourable morbidity experience in U.S. medical stop-loss, lower results in U.S. Dental, and less favourable morbidity experience in Canada, partially offset by strong business growth and higher investment results in U.S. Group Benefits and Canada.
- **Individual – Protection**[1] up $133 million: Business growth in Asia and Canada, and favourable mortality experience in Canada and the U.S., partially offset by lower earnings due to the sale of Sun Life UK in Q2'23[2].
- **Corporate expenses & other** $15 million decrease in net loss driven by lower financing costs partially offset by higher expenses largely from continued investments in our Asia businesses and incentive compensation in Asia.

[1] Effective Q1'24, reflects a refinement in the allocation methodology for expenses from Individual - Protection to Group - Health & Protection business types in the U.S. business group.

[2] On April 3, 2023, we completed the sale of SLF of Canada UK Limited to Phoenix Group Holdings plc ("the sale of Sun Life UK"). Under the agreement, we will retain our economic interest in the payout annuities business through a reinsurance treaty, which, effective Q2'23 is recorded in In-force Management within the U.S. business group. For additional information, refer to Note 3 of our 2024 Annual Consolidated Financial Statements.

Reported net income of $3,049 million decreased $37 million or 1%, driven by:
- Lower tax-exempt investment income of $234 million in Corporate;
- An impairment charge of $186 million on an intangible asset related to bancassurance in Vietnam reflecting updates resulting from changes in regulatory and macro-economic factors;
- A restructuring charge of $138 million (post-tax $108 million) recorded in Q2'24 reflecting actions taken to improve financial discipline and productivity, consistent with our Client Impact Strategy, supporting our Medium-Term Financial Objective for underlying EPS growth. We expect these actions to result in annual savings of approximately $200 million (pre-tax) by 2026;
- The prior year gains on the sale of the sponsored markets business in Canada[1] and Sun Life UK; and
- A non-recurring provision in U.S. Dental; partially offset by
- A decrease in SLC Management's estimated acquisition-related liabilities[2];
- Market-related impacts primarily reflecting improved real estate investment[3] and favourable equity market impacts;
- Gains on partial sale of ABSLAMC[4] and the early termination of a distribution agreement in Asset Management; and
- The increase in underlying net income.

Underlying ROE was 17.2% and reported ROE was 13.6% (2023 - 17.8% and 14.7%, respectively).

1. Market-related impacts

Market-related impacts represent the difference between actual versus expected market movements[5]. Market-related impacts resulted in a decrease of $373 million to reported net income, primarily reflecting real estate experience and interest rate impacts.

2. Assumption changes and management actions

The net impact of assumption changes and management actions was an increase of $56 million to reported net income and includes methods and assumptions changes on insurance contracts as well as related impacts. These included favourable impacts from reinsurance in the U.S., which were partially offset by unfavourable policyholder behaviour updates in Asia, and mortality updates in Canada. For additional details refer to "Assumption Changes and Management Actions by Type" in Section F - Contractual Service Margin in this document.

3. Other adjustments

Other adjustments decreased reported net income by $490 million, reflecting lower tax-exempt investment income in Corporate, an impairment charge on an intangible asset related to bancassurance in Vietnam reflecting updates resulting from changes in regulatory and macro-economic factors, DentaQuest integration costs and amortization of acquired intangible assets, a restructuring charge of $108 million, a non-recurring provision in U.S. Dental, and a Pillar Two global minimum tax adjustment[6], partially offset by a decrease in SLC Management's estimated acquisition-related liabilities[2], and gains on the partial sale of ABSLAMC[4] and the early termination of a distribution agreement in Asset Management.

4. Experience-related items

Notable experience items in the current year included:
- Favourable mortality experience primarily in Asia and Canada;
- Favourable morbidity experience primarily in Canada and U.S. group disability, largely offset by unfavourable morbidity experience in U.S. Dental and U.S. medical stop-loss;
- Unfavourable expense experience largely in U.S. Dental;
- Unfavourable credit experience largely in Canada and the U.S.; and
- Other experience was favourable primarily from the U.S., Asia, and Canada.

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[1] On February 1, 2023, we completed the sale of the sponsored markets business from Sun Life Assurance, a wholly owned subsidiary of SLF Inc., to Canadian Premier Life Insurance Company (re-branded to Securian Canada) ("sale of the sponsored markets business").
[2] Primarily reflects a decrease of $334 million in estimated future payments for options to purchase remaining ownership interests of SLC Management affiliates in Q3'24 (2023 - an increase of $42 million). For additional information, refer to Note 5 of our 2024 Annual Consolidated Financial Statements.
[3] Real estate investments comprise real estate experience and changes in fair value of real estate investments held in surplus. Real estate experience reflects the difference between the actual value of real estate investments compared to management's longer-term expected returns supporting insurance contract liabilities ("real estate experience").
[4] To meet regulatory obligations, on March 21, 2024, we sold 6.3% of our ownership interest in Aditya Birla Sun Life AMC Limited ("partial sale of ABSLAMC"), generating a gain of $84 million. As a result of this transaction, our ownership interest in ABSLAMC was reduced from 36.5% to 30.2% for gross proceeds of $136 million. Subsequently, on May 31, 2024, we sold an additional 0.2% of our ownership interest.
[5] Except for risk free rates which are based on current rates, expected market movements are based on our medium-term outlook which is reviewed annually.
[6] For additional information, refer to Note 19 of our 2024 Annual Consolidated Financial Statements and the heading "Income taxes" in this section.

5. Income taxes

The statutory tax rate is impacted by various items, such as lower taxes on income subject to tax in foreign jurisdictions, tax-exempt or low-taxed investment income, and other sustainable tax benefits.

The Pillar Two global minimum tax rules apply to us effective January 1, 2024 and have been substantively enacted in several jurisdictions in which we operate, including Canada, whose Global Minimum Tax Act became enacted in June 2024. The Pillar Two legislation requires the ultimate parent entity of a group to pay top-up tax, on a jurisdiction-by-jurisdiction basis, on profits of its subsidiaries that are taxed below 15%. Our subsidiaries that are currently subject to a statutory tax rate or to a tax regime that could result in taxing profits at a rate below 15% include those in Bermuda, Hong Kong and Ireland. The Pillar Two legislation is expected to increase the effective tax rate on underlying net income by approximately one to two percentage points. The Q1'24 impacts, which have been recorded in Q2'24 due to the timing of the Canadian legislation's enactment, are recorded in reported net income in Other adjustments and are not reflected in underlying net income. For additional information, refer to Note 19 of our 2024 Annual Consolidated Financial Statements.

The effective income tax rate[1] for the current year on underlying net income and reported net income was 17.3% and 24.0%, respectively.

6. Impacts of foreign exchange translation

We operate in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars.

Items impacting a reporting period, such as Revenue, Expenses, and Reported net income (loss) in our Consolidated Statements of Operations, as well as underlying net income (loss), and sales, are translated into Canadian dollars using average exchange rates for the appropriate daily, monthly, or quarterly period. For Assets and Liabilities in our Consolidated Statements of Financial Position, as well as the AUM and certain components of the Drivers of Earnings disclosure, period-end rates are used for currency translation purposes.

The following table provides the foreign exchange rates for the U.S. dollar, which generates the most significant impact of foreign exchange translation, over the past four quarters and two years.

Exchange rate	Quarterly results				Full year	
	Q4'24	Q3'24	Q2'24	Q1'24	**2024**	2023
U.S. Dollar - Average	**1.399**	1.364	1.368	1.348	**1.370**	1.350
U.S. Dollar - Period end	**1.438**	1.352	1.368	1.354	**1.438**	1.325

The relative impacts of foreign exchange translation in any given period are driven by the movement of foreign exchange rates as well as the proportion of earnings generated in our foreign operations. In general, net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company's international operations is translated back to Canadian dollars. Conversely, in a period of losses, the weakening of the Canadian dollar has the effect of increasing losses in foreign jurisdictions. We generally express the impacts of foreign exchange translation on net income on a year-over-year basis.

Foreign exchange translation led to an increase of $32 million in underlying net income and an increase of $47 million in reported net income.

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[1] Our effective income tax rate on reported net income is calculated using Total income (loss) before income taxes, as detailed in Note 19 in our 2024 Annual Consolidated Financial Statements. Our effective income tax rate on underlying net income is calculated using pre-tax underlying net income, as detailed in section M - Non-IFRS Financial Measures in this document, and the associated income tax expense.

E. Growth

1. Sales and Gross Flows

($ millions)	2024	2023
Wealth sales & asset management gross flows by business segment[1]		
Asset Management gross flows	169,867	151,068
Canada wealth sales & asset management gross flows	18,144	15,039
Asia wealth sales & asset management gross flows	8,063	7,713
Total wealth sales & asset management gross flows[1]	196,074	173,820
Group – Health & Protection sales by business segment[1]		
Canada	666	591
U.S.	1,984	2,275
Asia[2]	87	76
Total group sales[1]	2,737	2,942
Individual – Protection sales by business segment[1]		
Canada	551	609
Asia	2,432	1,882
Total individual sales[1]	2,983	2,491
CSM - Impact of new insurance business ("New business CSM")[1]	1,473	1,253

[1] Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document.
[2] In underlying net income by business type, Group businesses in Asia have been included with Individual - Protection. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in this document.

Total wealth sales & asset management gross flows increased $22.3 billion or 13% year-over-year ($19.7 billion[1] or 11%[1], excluding foreign exchange translation).
- Asset Management gross flows increased $16.3 billion[1] or 11%[1] from prior year, driven by higher gross flows in MFS and SLC Management.
- Canada wealth sales & asset management gross flows increased $3.1 billion or 21%, driven by higher mutual fund sales in Individual Wealth and higher defined benefit solution ("DBS") sales in Group Retirement Services ("GRS"), partially offset by lower guaranteed product sales in Individual Wealth.
- Asia wealth sales & asset management gross flows increased $0.3 billion[1] or 4%[1], driven by higher sales in India primarily from mutual funds, partially offset by lower money market fund sales in the Philippines and lower Mandatory Provident Fund ("MPF") sales in Hong Kong.

Total group health & protection sales decreased $205 million or 7% from prior year ($247 million[1] or 8%[1], excluding foreign exchange translation).
- Canada group sales increased $75 million or 13%, driven by higher large case sales.
- U.S. group sales decreased $333 million[1] or 15%[1], reflecting lower Dental and employee benefit sales, partially offset by higher medical stop-loss sales. Dental sales reflected lower Medicaid and Medicare Advantage sales primarily driven by large institutional sales in the prior year.

Total individual protection sales increased $492 million or 20% from prior year ($470 million[1] or 19%[1], excluding foreign exchange translation).
- Canada individual sales decreased $58 million or 10%, reflecting lower third-party sales.
- Asia individual sales increased $528 million[1] or 28%[1], driven by higher sales in Hong Kong reflecting expanded distribution capabilities, and higher sales in India reflecting growth in bancassurance and direct-to-consumer sales, partially offset by lower sales in China and Vietnam reflecting industry and market conditions.

New business CSM represents growth derived from sales activity in the period. The impact of new insurance business drove a $1,473 million increase in CSM, compared to $1,253 million in the prior year, driven by higher individual protection sales and strong profit margin in Hong Kong.

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[1] This change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see section M - Non-IFRS Financial Measures in this document.

2. Assets Under Management

AUM consists of general funds, the investments for segregated fund holders ("segregated funds") and third-party assets managed by the Company. Third-party AUM is comprised of institutional and managed funds, as well as other AUM related to our joint ventures.

($ millions)	2024	2023
Assets under management[1]		
General fund assets	**221,935**	204,789
Segregated funds	**148,786**	128,452
Third-party assets under management[1]		
Retail	**648,515**	567,657
Institutional, managed funds and other	**568,437**	537,424
Total third-party AUM[1]	**1,216,952**	1,105,081
Consolidation adjustments	**(45,333)**	(38,717)
Total assets under management[1]	**1,542,340**	1,399,605

[1] Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

AUM increased $142.7 billion or 10% from December 31, 2023, primarily driven by:
(i) favourable market movements on the value of segregated, retail, institutional and managed funds of $110.3 billion;
(ii) an increase of $89.0 billion from foreign exchange translation (excluding the impacts of general fund assets); and
(iii) an increase in AUM of general fund assets of $17.1 billion primarily driven by general operating activities and favourable impacts from foreign exchange translation; partially offset by
(iv) net outflows from segregated funds and third-party AUM of $60.7 billion;
(v) Client distributions of $7.6 billion; and
(vi) a decrease of $5.4 billion from other business activities.

Segregated fund and third-party AUM net outflows of $60.7 billion for the year were comprised of:

($ billions)	2024	2023
Net flows for Segregated fund and Third-party AUM:		
MFS	**(79.4)**	(38.9)
SLC Management	**16.6**	12.5
Canada, Asia and other	**2.1**	(0.5)
Total net flows for Segregated fund and Third-party AUM	**(60.7)**	(26.9)

Third-Party AUM increased by $111.9 billion or 10% from December 31, 2023, primarily driven by:
(i) favourable market movements of $94.9 billion; and
(ii) foreign exchange translation of $91.0 billion; partially offset by
(iii) net outflows of $61.1 billion;
(iv) Client distributions of $7.6 billion; and
(v) a decrease of $5.4 billion from other business activities.

F. Contractual Service Margin

Contractual Service Margin represents a source of stored value for future insurance profits and qualifies as available capital for LICAT purposes. CSM is a component of insurance contract liabilities. The following table shows the change in CSM including its recognition into net income in the period, as well as the growth from new insurance sales activity.

($ millions)	For the full year ended December 31, 2024	For the full year ended December 31, 2023
Beginning of Period	**11,786**	10,865
Impact of new insurance business[1]	**1,473**	1,253
Expected movements from asset returns & locked-in rates[1]	**703**	560
Insurance experience gains/losses[1]	**(77)**	67
CSM recognized for services provided	**(1,135)**	(919)
Organic CSM Movement[1][2]	**964**	961
Impact of markets & other[1]	**124**	(38)
Impact of change in assumptions[1]	**30**	364
Currency impact	**462**	(104)
Disposition[3]	**—**	(262)
Total CSM Movement	**1,580**	921
Contractual Service Margin, End of Period[4]	**13,366**	11,786

[1] Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document.
[2] Organic CSM movement is a component of both total CSM movement and organic capital generation.
[3] Relates to the sale of Sun Life UK in Q2'23. For additional information, refer to Note 3 in our 2024 Annual Consolidated Financial Statements.
[4] Total company CSM presented above is comprised of CSM on Insurance contracts issued of $13,028 million (December 31, 2023 - $11,845 million), net of CSM Reinsurance contracts held of $(338) million (December 31, 2023 - $59 million).

Total CSM ended Q4'24 at $13.4 billion, an increase of $1.6 billion or 13% from December 31, 2023.
- Organic CSM movement was driven by the impact of new insurance business, reflecting strong sales in Asia, primarily in Hong Kong, and Canada, primarily in individual protection.
- Unfavourable insurance experience from Canada and Asia, partially offset by the U.S.
- Favourable impact of markets and other driven by interest and equity experience.
- Impact of change in assumptions include the adverse impacts of a new reinsurance treaty and lapse updates, partially offset with favourable net mortality.
- Favourable currency impacts in Asia and the U.S.

Assumption Changes and Management Actions by Type

The impact on CSM of ACMA is attributable to insurance contracts and related impacts under the general measurement approach ("GMA") and variable fee approach ("VFA"). For insurance contracts measured under the GMA, the impacts flow through the CSM at locked-in discount rates. For insurance contracts measured under the VFA, the impact flows through the CSM at current discount rates.

The following table sets out the impacts of ACMA on our reported net income and CSM in 2024.

At and For the Year Ended December 31, 2024

($ millions)	Reported net income impacts (After-tax)[1][2]	Deferred in CSM (Pre-tax)[2][3]	Comments
Mortality/morbidity	(63)	206	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were favourable mortality impacts in GRS and Individual Wealth in Canada, and the Philippines in Asia. These were partially offset by an unfavourable mortality impact in Individual Insurance in Canada.
Policyholder behaviour	(79)	(152)	Updates to reflect lapse and policyholder behaviour in all jurisdictions. The largest items were an adverse lapse impact in In-force Management ("IFM") in the U.S., and in Vietnam in Asia.
Expense	(27)	(26)	Updates to expenses in all jurisdictions.
Financial	2	62	Updates to various financial-related assumptions.
Modelling enhancement and other	223	(60)	Various enhancements and methodology changes. The largest items were favourable impacts from refinements in International and Hong Kong in Asia, offset by the impact of a new reinsurance treaty in IFM in the U.S. that was favourable to net income but unfavourable to CSM.
Total impact of change in assumptions	56	30	

[1] In this document, the reported net income impact of ACMA is shown in aggregate for Net insurance service result and Net investment result, and excludes amounts attributable to participating policyholders.
[2] CSM is shown on a pre-tax basis as it reflects the changes in our insurance contract liabilities, while reported net income is shown on a post-tax basis to reflect the impact on capital.
[3] Total impact of change in assumptions represents a non-IFRS financial measure for amounts deferred in CSM. For more details, see section M - Non-IFRS Financial Measures in this document.

G. Financial Strength

($ millions, unless otherwise stated)	2024	2023
LICAT ratio[1]		
Sun Life Financial Inc.	**152%**	149%
Sun Life Assurance	**146%**	141%
Capital		
Subordinated debt	**6,179**	6,178
Innovative capital instruments[2]	**200**	200
Equity in the participating account	**496**	457
Non-controlling interests	**76**	161
Preferred shares and other equity instruments	**2,239**	2,239
Common shareholders' equity[3]	**23,318**	21,343
Contractual Service Margin[4]	**13,366**	11,786
Total capital	**45,874**	42,364
Financial leverage ratio[4][5]	**20.1%**	21.5%
Dividend		
Underlying dividend payout ratio[5]	**49%**	47%
Dividends per common share ($)	**3.240**	3.000
Book value per common share ($)	**40.63**	36.51

[1] Our LICAT ratios are calculated in accordance with the OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
[2] Innovative capital instruments consist of Sun Life ExchangEable Capital Securities ("SLEECS"), see section J - Capital and Liquidity Management in this document.
[3] Common shareholders' equity is equal to Total shareholders' equity less Preferred shares and other equity instruments.
[4] The calculation for the financial leverage ratio includes the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $10.3 billion as at December 31, 2024 (December 31, 2023 - $9.6 billion).
[5] Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document.

1. Life Insurance Capital Adequacy Test

The Office of the Superintendent of Financial Institutions has developed the regulatory capital framework referred to as the Life Insurance Capital Adequacy Test for Canada. LICAT measures the capital adequacy of an insurer using a risk-based approach and includes elements that contribute to financial strength through periods when an insurer is under stress as well as elements that contribute to policyholder and creditor protection wind-up.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. Sun Life Assurance, SLF Inc.'s principal operating life insurance subsidiary, is also subject to the LICAT guideline.

SLF Inc.'s LICAT ratio of 152% as at December 31, 2024 increased three percentage points compared to December 31, 2023, driven by organic capital generation, net of shareholder dividend payments, ACMA, and market movements, partially offset by share buybacks.

Sun Life Assurance's LICAT ratio of 146% as at December 31, 2024 increased five percentage points compared to December 31, 2023, driven by organic capital generation net of dividend payments to SLF Inc., market movements, and ACMA.

The Sun Life Assurance LICAT ratios in both periods are well above OSFI's supervisory ratio of 100% and regulatory minimum ratio of 90%.

2. Capital

Our total capital consists of subordinated debt and other capital instruments, CSM, equity in the participating account and total shareholders' equity which includes common shareholders' equity, preferred shares and other equity instruments, and non-controlling interests. As at December 31, 2024, our total capital was $45.9 billion, an increase of $3.5 billion compared to December 31, 2023. The increase to total capital included reported net income of $3,049 million, an increase of $1,580 million in CSM, favourable impacts of foreign exchange translation of $1,346 million included in other comprehensive income (loss) ("OCI"), and the issuance of $750 million principal amount of Series 2024-1 Subordinated Unsecured 5.12% Fixed/Floating Debentures, which is detailed below. This was partially offset by the payment of $1,875 million of dividends on common shares of SLF Inc. ("common shares"), a decrease of $855 million from the repurchase and cancellation of common shares, which is detailed below, and the redemption of $750 million principal amount of Series 2019-1 Subordinated Unsecured 2.38% Fixed/Floating Debentures, which is detailed below.

In 2024, organic capital generation[1] was $2,104 million, which measures the change in capital, net of dividends, above LICAT requirements excluding the impacts of markets and other non-recurring items. Organic capital generation was driven by growth in underlying net income and new business CSM.

Our capital and liquidity positions remain strong with a LICAT ratio of 152% at SLF Inc., a financial leverage ratio of 20.1%[1] and $1.4 billion in cash and other liquid assets[1] as at December 31, 2024 in SLF Inc.[2] (December 31, 2023 - $1.6 billion).

Capital Transactions

On May 15, 2024, SLF Inc. issued $750 million principal amount of Series 2024-1 Subordinated Unsecured 5.12% Fixed/Floating Debentures due 2036. An amount equal to the net proceeds from the offering of such debentures will be used to finance or refinance, in whole or in part, new and/or existing Eligible Assets as defined in our Sustainability Bond Framework dated April 2024.

On August 13, 2024, SLF Inc. redeemed all of the outstanding $750 million principal amount of Series 2019-1 Subordinated Unsecured 2.38% Fixed/Floating Debentures, in accordance with the redemption terms attached to such debentures. The redemptions were funded from existing cash and other liquid assets.

Normal Course Issuer Bids

On August 29, 2023, SLF Inc. commenced a normal course issuer bid, which was in effect until August 28, 2024 (the "2023 NCIB").

On August 26, 2024, SLF Inc. announced that OSFI and the Toronto Stock Exchange ("TSX") had approved its previously announced renewal of its normal course issuer bid to purchase up to 15 million of its common shares (the "2024 NCIB"). The 2024 NCIB commenced on August 29, 2024 and continues until August 28, 2025, or such earlier date as SLF Inc. may determine, or such date as SLF Inc. completes its purchases of common shares pursuant to the 2024 NCIB. Any common shares purchased by SLF Inc. pursuant to the 2024 NCIB will be cancelled or used in connection with certain equity settled incentive arrangements.

Shares purchased and subsequently cancelled under both bids were as follows:

| | Quarterly results | | Year-to-date | | Aggregate[1] | |
| | Q4'24 | | 2024 | | | |
	Common shares purchased (millions)	Amount ($ millions)[2]	Common shares purchased (millions)	Amount ($ millions)[2]	Common shares purchased (millions)	Amount ($ millions)[2]
2023 NCIB (expired August 28, 2024)	—	—	7.7	546	10.5	733
2024 NCIB	3.0	249	3.8	309	3.8	309
Total	3.0	249	11.5	855		

[1] Represents the balance of common shares purchased and subsequently cancelled under the life of the normal course issuer bids to-date.
[2] Excludes the impact of excise tax on net repurchases of equity. The Government of Canada's 2023 Budget introduced a new 2% excise tax on net repurchases of equity occurring on or after January 1, 2024, and this new legislation became enacted in June 2024.

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[1] Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document.
[2] SLF Inc. (the ultimate parent company) and its wholly-owned holding companies.

Financial Strength Ratings

Independent rating agencies assign credit ratings to securities issued by companies and assign financial strength ratings to financial institutions such as Sun Life Assurance.

The financial strength ratings assigned by rating agencies are intended to provide an independent view of the creditworthiness and financial strength of a financial institution. Each rating agency has developed its own methodology for the assessment and subsequent rating of life insurance companies.

Rating agencies do not assign a financial strength rating for SLF Inc., however, credit ratings are assigned to the securities issued by SLF Inc. and its subsidiaries and are described in SLF Inc.'s AIF under the heading Security Ratings.

The following table summarizes the financial strength ratings for Sun Life Assurance as at January 31, 2025 and January 31, 2024.

	A.M. Best	DBRS	Moody's	Standard & Poor's
January 31, 2025	**A+**	**AA**	**Aa3**	**AA**
January 31, 2024	A+	AA	Aa3	AA

Most recent rating agency actions on the financial strength rating of Sun Life Assurance:
- November 26, 2024 – Moody's affirmed the financial strength rating with a stable outlook.
- October 22, 2024 – DBRS affirmed the financial strength rating with a stable outlook.
- March 25, 2024 – Standard and Poor's ("S&P") affirmed the financial strength rating with a stable outlook.
- February 22, 2024 – A.M. Best affirmed the financial strength rating with a stable outlook.

H. Performance by Business Segment

Sun Life's business is well-diversified across geographies and business types, supported by our four pillar strategy and diversified offerings of wealth and insurance products.

($ millions)	2024	2023
Underlying net income (loss)[1]		
Asset Management	**1,293**	1,239
Canada	**1,453**	1,376
U.S.	**773**	890
Asia	**701**	600
Corporate	**(364)**	(377)
Total underlying net income (loss)[1]	**3,856**	3,728
Reported net income (loss) – Common shareholders		
Asset Management	**1,528**	1,067
Canada	**1,217**	1,252
U.S.	**556**	576
Asia	**429**	511
Corporate	**(681)**	(320)
Total reported net income (loss) - Common shareholders	**3,049**	3,086

[1] Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

1. Asset Management

Our Asset Management business group is comprised of MFS and SLC Management. MFS is a premier global asset manager offering a comprehensive selection of financial products and services that deliver superior value, actively managing assets for retail and institutional investors around the world. SLC Management is a global asset manager with capabilities across fixed income and alternative asset classes including public and private fixed income, real estate equity and debt, and infrastructure equity, and manages assets on behalf of institutional investors and HNW Clients around the world.

2024 Highlights

- We ended 2024 with $1,121.3 billion in assets under management[1] consisting of $871.2 billion (US$605.9 billion) in MFS and $250.1 billion in SLC Management.
- Total Asset Management net outflows of $62.8 billion reflected net outflows of $79.4 billion (US$57.8 billion) from MFS partially offset by SLC Management net inflows of $16.6 billion.

MFS

- MFS generated solid net income and sustained a strong pre-tax net operating profit margin[1], experienced solid fixed income investment performance, generating net inflows of US$5.1 billion for this asset class in the year, and remains the 9th largest fund group[2] for the U.S. retail mutual fund industry based on AUM, despite challenging market conditions.
- Delivered strong long-term investment performance with 95%, 48% and 25% of MFS' U.S. retail mutual fund assets ranked in the top half of their Morningstar categories based on ten-, five- and three-year performance, respectively, as at December 31, 2024.
- MFS brought to market five active exchange traded funds ("ETFs") in the year, continuing to expand the diverse range of investment products offered to Clients, while also meeting the growing demand for tax-efficient products.

SLC Management

- Announced Sonny Kalsi as President and CEO of SLC Management in August 2024, and announced Chris Wright as President of Crescent Capital Group LP ("Crescent") in June 2024.
- Acquired the remaining 20% interest in InfraRed on August 22, 2024. Since our initial acquisition of the majority stake in InfraRed on July 1, 2020, InfraRed has broadened SLC Management's suite of alternative investment solutions while gaining access to North American investors through our distribution networks, contributing over $18.1 billion in AUM[1].
- BentallGreenOak ("BGO") ranked 4th on the PERE[3] top 100 list of the world's largest private real estate firms, having raised US$19 billion in private real estate capital over the last five years.
- Named, for the fifth consecutive year, as one of Pension & Investments[4] Best Places to Work in Money Management.
- Won Insurance Investment Strategy of the Year award from Insurance Investor, in recognition of the incredible effort, innovation, and strength of talent of our Chief Investment Officer, Randy Brown, and the Sun Life Investment Management team.
- Launched SLC Global Insurance Group, a dedicated team focused on servicing the complex needs of the world's leading insurance companies with bespoke investment solutions. Our deep insurance heritage combined with our diverse suite of investment capabilities creates a highly differentiated and tailored experience for Clients.
- Launched the Scotia Private Real Estate Fund, distributed through our strategic partnership with Scotiabank. Leveraging BGO's deep real estate investment capabilities, this new product will give investors an opportunity to enhance and diversify their portfolios by investing in private real estate assets that offer attractive, income-focused returns while hedging against inflation.
- Announced by AAM that the Crescent Private Credit Income Corp. ("CPCI"), a non-exchange traded, perpetual-life business development company launched by Crescent, will be made available on iCapital Marketplace. Through this collaboration, iCapital[5] will provide AAM with access to its global network of wealth managers and advisors on the platform.
- SLC Fixed Income had a strong capital raising year, including an approximately $4 billion strategic multi-platform mandate.
- BGO successfully raised €2.0 billion for its fourth European Value-Add Strategy, with Fund IV being the largest raise yet in the series. This fund is largely focused on sectors benefitting from structural growth in demand, such as cold storage, urban logistics and data centres.

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[1] Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document.
[2] Based on ISS Market Intelligence Simfund.
[3] Private Equity Real Estate ("PERE"). Based on the 2024 PERE 100 ranking of the world's largest private real estate companies.
[4] Pensions & Investments, a global news source of money management.
[5] iCapital powers the world's alternative investment marketplace offering a complete suite of tools, end-to-end enterprise solutions, data management and distribution capabilities and an innovative operating system.

Strategy and Outlook

Our strategy is to provide investment products through MFS and SLC Management that will deliver long-term value to our Clients in active asset management as well as fixed income and alternative asset classes. MFS competes primarily in the global institutional, U.S. retail and select non-U.S. retail markets. SLC Management competes primarily in the global institutional market, offering a broad and deep fixed income and real assets platform through affiliate managers. SLC Management leverages Sun Life's long-standing expertise in private asset class investments, augmented by the specialized alternative capabilities of SLC Management's affiliate managers, to offer customized investment solutions to investors. In addition, with the acquisition of a majority interest in AAM and the partnership with Scotia Global Wealth Management, SLC Management is also delivering solutions to the retail HNW market in North America.

MFS: Continue to deliver superior investment performance while allocating capital responsibly for our Clients

MFS' active management strategy focuses on delivering value to our Clients over the long-term. Our relative performance provides us with a strong competitive position:

- MFS is well-positioned to attract flows from all Client sectors that are seeking risk-managed returns over the long-term based on our disciplined, long-term approach. We are engaging Clients to align with MFS to focus on longer investment horizons, to leverage our proven ability to deliver risk-adjusted performance through a market cycle.
- To help our Clients maximize the financial return of their portfolio within appropriate risk parameters, we employ an investment approach that focuses on issuers with durable, long-term competitive advantages. This means we consider all factors that we believe will materially impact the economic value of the issuer in our fundamental investment process. The evolution of this approach continues to be an area of focus.
- Our continued strategic focus to build out institutional fixed income product and sales capabilities and broaden our non-U.S. retail initiatives enables us to meet Clients' unique and local needs.
- MFS strives to maintain margins in the top quartile of active managers while maintaining our commitment to provide long-term value to Clients.
- Our people are our greatest investment, and we believe in the power of teamwork, which makes sustaining and enhancing our inclusive culture a top priority.

SLC Management: Help investors meet their investment objectives by offering a broad suite of alternative asset classes and fixed income strategies

We are well-positioned to take advantage of key trends in our target markets:

- Consolidation of investment manager relationships by institutional investors.
- Improving interest rate environment for risk assets, with central banks cutting interest rates.
- Real estate valuations likely bottoming, with the exception of the office sector, which should spur increasing activity.
- Continued growth in private credit with the long-term shift from public to private markets, and growth in demand from insurance companies.
- Energy and data centre demand will drive continued long-term growth in infrastructure real estate demand.
- Retail alternatives is the next big growth area for alternatives, with an estimated tripling of AUM over the next decade[1].

Our strategy is to continue to deliver superior investment performance, expand and deepen our distribution relationships, and build out our product lineup, while retaining our top talent. We offer our Clients a compelling suite of investment capabilities to meet their needs, including:

- Leading public and private fixed income capabilities, spanning both investment grade and alternative credit
- Global real estate expertise across both equity and debt investments, and
- Global infrastructure capabilities.

Outlook

MFS

While global recession odds appear low due to the lasting effects of trillions of COVID-stimulus dollars, businesses nonetheless face higher input cost pressures against slowing revenues. At the same time, valuations imply profits will continue to grow. This is a common pattern observed late in market cycles and sets-up for potentially very volatile financial markets when/if profits disappoint. This could create greater opportunities for active managers to outperform benchmarks that have not been present. MFS employs an investment philosophy that involves a long-term approach and looks across the complete business cycle. Our scale, proven long-term track record and broad product portfolios, coupled with our investment philosophy, position us well to deliver strong results over a market cycle. Our expense structure leverages significant variable costs based on assets, sales or profitability, and as a result a majority of our expense base adjusts with market dynamics. In addition, we will continue to be diligent with discretionary spending while investing in strategic initiatives that help grow the business over the long-term.

SLC Management

We expect private markets activity to continue to rebound into 2025. Real estate valuations, outside of the office sector, appear to be at or near bottom, with activity expected to increase. The US central bank has initiated its rate cutting cycle and consensus is for the Fed to proceed with further interest rate cuts, however they are more likely to adopt a more cautious approach. Provided the global economy remains relatively robust, rate cuts are generally expected to be beneficial to real estate valuations and should also help to spur increased M&A activity, which benefits private credit. Regardless of the direction of rate cuts, we expect to see continued demand for yield-oriented fixed income and alternative asset classes, which provide portfolio diversification, a potential hedge against inflation, and a reduction in overall risk exposure across investments. We believe that we are well positioned to meet this demand with our platform of world-class investment capabilities, complimentary businesses that drive product and distribution opportunities, and our ability to leverage global resources. In addition, SLC Management continues to ensure that our investors and Clients have the information they need and require to properly assess material risks and opportunities presented by broad market trends with potential financial impacts. The acquisition of a majority stake in AAM and partnership with Scotia Global Wealth Management provides further momentum to SLC Management to grow and expand our retail HNW business in North America. Certain investment capabilities we use for our Clients are the same capabilities that we use in managing the general account of Sun Life; this facilitates co-investment opportunities that result in an alignment of interest with our Clients and enables SLC Management's speed to market for products.

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[1] Bain & Company – Avoiding Wipeout: How to Ride the Wave of Private Markets (Aug, 2024).

Business Types and Business Units

Business Type	Business Unit	Description	Market position
Asset Management	*MFS*	• Actively manages assets for retail and institutional investors, including pension plans, sovereign wealth funds, monetary authorities, and endowments and foundations. • Retail products are distributed through financial advisors, brokerages and other professionals. • Institutional products are distributed by an internal sales force, which is aided by a network of independent consultants.	• US$606 billion in AUM • The 9th largest U.S. Retail funds manager[1]
	SLC Management	• SLC Management delivers public and private credit, fixed income, real estate and infrastructure solutions to Clients through a group of affiliate managers, including: • BentallGreenOak, a global real estate investment manager. • InfraRed Capital Partners, a global infrastructure and real estate investment manager headquartered in London, UK. • Crescent Capital Group, a U.S.-based global alternative credit investment manager. • SLC Fixed Income, a North American institutional asset manager specializing in investment grade public and private fixed income portfolios. • Advisors Asset Management, Inc., a turnkey distribution company for U.S. retail. • Institutional products are distributed by an internal sales force, which is aided by a network of independent consultants. The acquisition of a majority stake in AAM provides access to U.S. retail distribution and allows SLC Management to meet the growing demand for alternative assets among U.S. HNW investors. SLC Management also entered into a strategic partnership with Scotiabank to distribute alternative investment capabilities to the Canadian retail market through Scotia Global Wealth Management.	• $250 billion in AUM

[1] As reported by ISS Market Intelligence Simfund based on AUM as at December 31, 2024.

Financial and Business Results

Asset Management (C$ millions)	2024	2023
Underlying net income[1]	**1,293**	1,239
Add: Market-related impacts	**(20)**	(47)
Management's ownership of MFS shares	**(22)**	12
Acquisition, integration and restructuring[2][3]	**255**	(114)
Intangible asset amortization	**(24)**	(23)
Other	**46**	—
Reported net income - Common shareholders	**1,528**	1,067
Assets under management (C$ billions)[1]	**1,121.3**	1,015.9
Gross flows (C$ billions)[1]	**169.9**	151.1
Net flows (C$ billions)[1]	**(62.8)**	(26.4)
MFS (C$ millions)		
Underlying net income[1]	**1,117**	1,044
Add: Management's ownership of MFS shares	**(22)**	12
Reported net income - Common shareholders	**1,095**	1,056
Assets under management (C$ billions)[1]	**871.2**	792.8
Gross flows (C$ billions)[1]	**136.7**	126.4
Net flows (C$ billions)[1]	**(79.4)**	(38.9)
MFS (US$ millions)		
Underlying net income[1]	**817**	773
Add: Management's ownership of MFS shares	**(17)**	9
Reported net income - Common shareholders	**800**	782
Pre-tax net operating margin for MFS[1]	**38.7%**	38.4%
Average net assets (US$ billions)[1]	**621.6**	572.9
Assets under management (US$ billions)[1][4]	**605.9**	598.6
Gross flows (US$ billions)[1]	**99.8**	93.7
Net flows (US$ billions)[1]	**(57.8)**	(28.8)
Asset appreciation (depreciation) (US$ billions)	**65.1**	79.5
SLC Management (C$ millions)		
Underlying net income[1]	**176**	195
Add: Market-related impacts	**(20)**	(47)
Acquisition, integration and restructuring[2][3]	**255**	(114)
Intangible asset amortization	**(24)**	(23)
Other	**46**	—
Reported net income - Common shareholders	**433**	11
Fee-related earnings[1]	**285**	290
Pre-tax fee-related earnings margin[1][5]	**23.0%**	24.2%
Pre-tax net operating margin[1][5]	**21.1%**	21.8%
Assets under management (C$ billions)[1]	**250.1**	223.1
Gross flows - AUM (C$ billions)[1]	**33.2**	24.6
Net flows - AUM (C$ billions)[1]	**16.6**	12.5
Fee earning assets under management ("FE AUM") (C$ billions)[1]	**192.7**	176.9
Gross flows - FE AUM (C$ billions)[1]	**29.4**	24.6
Net flows - FE AUM (C$ billions)[1]	**14.7**	14.2
Assets under administration ("AUA") (C$ billions)[1]	**15.9**	49.8
Capital raising (C$ billions)[1]	**23.9**	13.1
Deployment (C$ billions)[1]	**22.5**	22.7

[1] Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document.
[2] Amounts relate to acquisition costs for our SLC Management affiliates, BentallGreenOak, InfraRed Capital Partners, Crescent Capital Group LP and Advisors Asset Management, Inc, which include the unwinding of the discount for Other financial liabilities of $76 million in 2024 (2023 - $86 million).
[3] Primarily reflects a decrease of $334 million in estimated future payments for options to purchase the remaining ownership interests of SLC Management affiliates in Q3'24 (2023 - an increase of $42 million). For additional information, refer to Note 5 of our 2024 Annual Consolidated Financial Statements.
[4] Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS' U.S. GAAP assets and liabilities as at December 31, 2024.
[5] Based on a trailing 12-month basis. For more details, see section M - Non-IFRS Financial Measures in this document.

Profitability

2024 vs. 2023

Asset Management underlying net income of $1,293 million increased $54 million or 4% driven by:

- **MFS** up $73 million (up US$44 million): Higher fee income from higher average net assets ("ANA") partially offset by higher expenses, which include fair value changes in management's participation in MFS shares.
- **SLC Management** down $19 million: A favourable tax rate[1] in the prior year and lower net seed investment income. Fee-related earnings[2] were in line with prior year as higher AUM, reflecting deployment across the platform, was offset by higher expenses.

Reported net income of $1,528 million increased $461 million or 43%, driven by a decrease in SLC Management's estimated acquisition-related liabilities[3], the increase in underlying net income, a gain on the early termination of a distribution agreement, and higher losses on real estate investments held in the SLC Management surplus account in the prior year, partially offset by fair value changes in management's ownership of MFS shares.

Foreign exchange translation led to an increase of $16 million in underlying net income and an increase of $23 million in reported net income.

Growth

2024 vs. 2023

Asset Management AUM of $1,121.3 billion increased $105.4 billion or 10% from December 31, 2023, driven by:

- Net asset value changes of $175.8 billion; partially offset by
- Net outflows of $62.8 billion; and
- Client distributions of $7.6 billion.

MFS' AUM increased US$7.3 billion or 1% from December 31, 2023, driven by:

- Increase in asset values from higher equity markets of US$65.1 billion, partially offset by net outflows of US$57.8 billion.

In Q4'24, 95%, 48%, and 25% of MFS' U.S. retail mutual fund assets ranked in the top half of their Morningstar categories based on ten-, five- and three-year performance, respectively.

SLC Management's AUM increased $27.0 billion or 12% from December 31, 2023, driven by:

- Asset value changes of $17.9 billion and net inflows of $16.6 billion, partially offset by Client distributions of $7.6 billion.
- Net inflows were comprised of capital raising and Client contributions, totaling $33.2 billion, partially offset by outflows of $16.6 billion.

SLC Management's FE AUM increased $15.9 billion or 9% from December 31, 2023, driven by:

- Net inflows of $14.7 billion and asset value changes of $12.7 billion, partially offset by Client distributions of $11.6 billion.
- Net inflows were comprised of capital deployment and Client contributions, totaling $29.4 billion, partially offset by outflows of $14.6 billion.

Acquisition of InfraRed Capital Partners

On August 22, 2024, we acquired the remaining 20% interest in InfraRed Capital Partners ("InfraRed"). Since our initial acquisition of the majority stake in InfraRed on July 1, 2020, InfraRed has broadened SLC Management's suite of alternative investment solutions while also creating the opportunity for InfraRed to access North American investors through our distribution networks, contributing over $18.1 billion in AUM[2].

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[1] Underlying net income in the prior year included favourable adjustments related to tax filings.
[2] Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document.
[3] Primarily reflects a decrease of $334 million in estimated future payments for options to purchase remaining ownership interests of SLC Management affiliates in Q3'24 (2023 - an increase of $42 million). For additional information, refer to Note 5 of our 2024 Annual Consolidated Financial Statements.

2. Canada

Our Canada business segment is a leading provider of health, wealth and asset management, and protection solutions, providing products and services that deliver value to over 12 million Canadians. We are a leading provider of benefits and pensions in the workplace and offer a wide range of products to individuals via retail channels. We are focused on helping Canadians achieve lifetime financial security and live healthier lives.

2024 Highlights

Advance our One Sun Client strategy *to serve more of our Client needs*
- Improved Client Satisfaction ("CSAT")[1] score by two points and accelerated delivery of financial roadmaps by 155% compared to prior year.
- Launched Sun Life Term Insurance for Diabetes, an innovative and comprehensive protection product that combines affordable protection coverage with personalized care through the Diabetes Care Program offered by our Lumino Health Platform.
- Deployed Sun eApp, our digital application that allows advisors and Clients to complete and submit protection applications electronically, across all channels.
- Enhanced our Clients' personalized retirement plan experience with the launch of Retirement Planner, powered by Sun Life One Plan, which allows GRS members to create a retirement accumulation plan in less than five minutes.

Accelerate wealth and asset management *to deepen and expand our presence in wealth*
- Overall AUM growth of 13% compared to prior year driven by strong market performance and sales growth in both GRS and Individual Wealth.
- DBS hit a milestone reaching $2.5 billion in annual sales. DBS has played a pivotal role in the market through a Client-focused approach which allows pension plan sponsors to transfer risks to Sun Life so they can focus on their core businesses.
- Launched MyRetirement Income, an innovative first for Canadians that provides retirees with a reliable source of income, while maintaining flexibility and the potential for continued investment growth. This solution leverages automated calculations to help ease the transition from saving to drawing income in retirement so that Clients can focus on living their best retirement.
- Expanded distribution capabilities through the operational launch of our securities investment dealer platform, Sun Life Canada Securities Inc. ("SLCSI").

Be a trusted health partner *focused on access, affordability, and empowerment*
- Supported Clients in living healthier lives with $10.5 billion in health claims and benefits payments in 2024.
- Successfully enrolled over 3 million eligible Canadian residents under the Canadian Dental Care Plan ("CDCP"), over 1.25 million members have received care, and 88% of oral health providers across the country are seeing patients through the CDCP.
- Developed targeted solutions for Canadians living with chronic conditions through the Lumino Health Platform including the Respiratory Care Program which provides support, coaching, and care plans for Canadians living with asthma or chronic obstructive pulmonary disease.

Evolve distribution, *to serve the holistic health, wealth, and protection needs of Canadians and deliver even more impact*
- Expanded our reach to over 12 million Canadians with the addition of the CDCP and the integration of Dialogue.
- Increased product diversification to meet our Client's unique protection needs through the launch of Evolve Term Insurance, allowing Clients to increase their coverage at certain life stages with a simplified underwriting process.
- Launched P Series, Sun Life Global Investments wealth product for Prospr, offering a more cost effective product solution for Prospr Clients.

Sustain Financial Discipline
- 2024 underlying earnings growth of 6% and ROE of 22.4% in line with our medium-term objectives despite investment headwinds.
- Contributed to Sun Life's strong capital position with proactive management actions to drive capital efficiencies.
- Enhanced advisor and Client experience and achieved operational efficiencies through continued reduction in paper usage and expansion of GenAI Chatbot usage.

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[1] Sun Life Canada's Overall Client Satisfaction ("CSAT") score is derived from a semi-annual survey that measures the satisfaction that Client's have with Sun Life. This measurement program is conducted in collaboration with an independent market research agency.

Strategy and Outlook

Sun Life will strive to continue our track record of sustained profitable growth in Canada by leveraging our market-leading health, wealth and protection offerings, our broad distribution network, and our "One Sun" approach to maximize our impact for every Canadian we serve. At the heart of what we do is our Purpose – to help Canadians achieve lifetime financial security and live healthier lives. We will continue to incorporate long-term, sustainable and resilient thinking into our culture and decision-making to deliver positive social impact and increase Client and employee engagement.

Our focus areas:

Advance our One Sun Client strategy *to serve more of our Client needs*
- Leverage the strength of our health, wealth, and protection offerings to service our Clients' growing needs in a holistic way.
- Focus on deepening our relationships with Clients through highly tailored advice and solutions for key segments (e.g., young families, pre-retirees, retirees).
- Use digital to drive value for Clients, advisors, and sponsors and create efficiency in our operation.

Accelerate wealth and asset management *to deepen and expand our presence in wealth*
- Drive growth across our workplace-to-retail continuum by deepening Client relationships; expand presence in third party channel.
- Continue building on our market leadership in pension risk transfer and innovating our leading group retirement offerings (e.g., launch of our *Target Age Solution*).
- Become a primary wealth provider to our approximately two million protection Clients; serve a broader set of our Clients' retail wealth needs through our newly constructed securities dealer.
- Leverage our asset management and manufacturing strengths to tailor products to key Client segments.

Be a trusted health partner *focused on access, affordability, and empowerment*
- Help Canadians live healthier lives via our leadership in group benefits, strong sponsor value proposition, and service excellence (e.g., continued operationalization of CDCP).
- Diversify through health adjacencies to empower Canadians to afford and access care and achieve better health outcomes by bringing innovative health solutions (e.g., Dialogue's virtual care offering, Lumino Health Pharmacy App provided by Pillway) and expanding health servicing capabilities to meet Clients' key health needs.
- Integrate benefits and health journeys in a seamless digital experience for Canadians, personalizing journeys and reimagining chronic disease management (e.g., Respiratory Care Program, Diabetes Care Program).

Evolve distribution, *to serve the holistic health, wealth, and protection needs of Canadians and deliver even more impact*
- Serve, advise, and deliver for Canadians in their channel of choice, seamlessly and across the retail-to-worksite continuum.
- Provide tailored holistic advice through planning and our deep expertise across protection, heath, and wealth, when beneficial to the Client.

Sustain financial discipline
- Improve business performance by leveraging straight through processing, data consolidation, and use of AI to enhance advisor and Client experiences and drive operational efficiencies.
- Optimize capital and risk by continuing to explore opportunities in a disciplined manner to drive capital efficiencies and support strong returns for shareholders.
- Prioritize and align resources to our highest potential growth opportunities.

Outlook

Our diversified business and our multi-channel distribution position us well to deepen Client relationships and capture new opportunities. Health, wealth, and protection continue to be major needs for Canadians – 1 in 5 Canadians do not have access to a primary care provider[1], most Canadians near retirement age do not have a financial plan[2], and 40% of Canadians are uninsured[3]. We continue to enhance our offerings across these needs, enabled by investments in systems, distribution, and digital capabilities. We are well positioned to manage through prevailing demographic, healthcare, technological and macroeconomic trends, through our diversified Client-centric businesses and prudent financial and risk management. We are confident that our leadership position and scale in Canada will continue to help us provide positive outcomes for all of our Clients and all Canadians.

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[1] Canadian Medical Association Journal.
[2] Deloitte - Confronting the growing retirement gap.
[3] LIMRA 2023 Canadian Insurance Barometer Study.

Business Types and Business Units

Business Type	Business Unit	Description	Market position
Wealth & asset management	*Group Retirement Services*	• Provides defined contribution pension plans and defined benefit solutions in Canada to employers of all sizes. • Leverages our worksite advantage to offer voluntary savings plans, including post-employment plans, to those members exiting their employer-sponsored plans. • Defined Benefit Solutions offers an expanding range of innovative de-risking solutions for defined benefit pension plans. • Products distributed by sales representatives in collaboration with a multi-channel distribution network of pension consultants and advisors. • Planning and asset consolidation capabilities for current and former plan members to benefit from a simplified and seamless experience with a single provider.	• Ranked 1st in the defined contribution market based on total Capital Accumulation Plan assets for the 22nd consecutive year[1] • Ranked 1st in the defined benefit solutions annuity market[2]
	Individual Wealth	• Provides advice to individuals to help them and their families achieve lifetime financial security, leveraging a broad suite of wealth and protection-based wealth solutions. • Products distributed via multi-channel distribution model consisting of the SLFD network[3], third-party channels, including independent brokers and broker-dealers, and direct-to-consumer. • SLGI manufactures wealth solutions for retail and institutional clients.	• 2nd in fixed product sales[2] and 4th place market position by total wealth deposits and premiums[2]
Group – Health & Protection	*Sun Life Health*	• Provides Clients with personalized and on-demand digital health experiences, by leveraging our acquisition of Dialogue, that will empower them to take action on their health earlier, ultimately improving their health outcomes. • Offers group protection products in Canada, including life, dental, extended health care, disability and critical illness, to employers of all sizes. • Leverages our worksite advantage to offer voluntary benefits solutions to individual plan members, including post-employment life and health plans. • Products distributed by sales representatives in collaboration with independent advisors, benefits consultants and the SLFD network.	• Ranked 2nd in the Canada benefits provider market[4]
Individual – Protection	*Individual Insurance*	• Offers comprehensive life and health protection products to individuals to help them and their families achieve lifetime financial security, and live healthier lives. • Products distributed via multi-channel distribution model consisting of the SLFD network, third-party channels, including independent brokers and broker-dealers, and direct-to-consumer including *Prospr by Sun Life*.	• 1st in the individual life and health market, by premiums, for the 4th consecutive year[2]

[1] Fraser Pension Universe Report, based on year-ended December 2023.
[2] Life Insurance Marketing and Research Association ("LIMRA") Market Share as of Q3'24, on a year-to-date basis.
[3] Sun Life Financial Distribution ("SLFD") is our proprietary career advisory network.
[4] Fraser Group Report, based on revenue for year-ended December 2023.

Financial and Business Results

($ millions)	2024	2023
Wealth & asset management[1]	441	432
Group - Health & Protection[1]	591	550
Individual - Protection[1]	421	394
Underlying net income[1]	**1,453**	1,376
Add: Market-related impacts	(177)	(243)
ACMA	(34)	59
Acquisition, integration and restructuring	—	76
Intangible asset amortization	(25)	(16)
Reported net income – Common shareholders	**1,217**	1,252
Underlying ROE (%)[1]	22.4%	21.4%
Reported ROE (%)[1]	18.8%	19.4%
Wealth sales & asset management gross flows[1]	18,144	15,039
Group - Health & Protection sales[1]	666	591
Individual - Protection sales[1]	551	609

[1] Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in this document.

Profitability

2024 vs. 2023

Underlying net income of $1,453 million increased $77 million or 6%, reflecting:

- **Wealth & asset management** up $9 million: Business growth and higher fee income driven by higher AUM, mostly offset by lower net investment results, including unfavourable credit experience.
- **Group – Health & Protection** up $41 million: Business growth and higher investment results partially offset by less favourable morbidity experience reflecting higher claims volumes.
- **Individual – Protection** up $27 million: Business growth, favourable mortality experience and higher investment results.
- Lower earnings on surplus across all businesses primarily reflecting lower realized gains and lower net interest income.

Reported net income of $1,217 million decreased $35 million or 3% reflecting unfavourable ACMA impacts and the prior year gain on sale of the sponsored markets business, partially offset by the increase in underlying net income and market-related impacts. The market-related impacts were primarily from improved real estate experience and equity market impacts.

Growth

2024 vs. 2023

Canada's sales included:

- Wealth sales & asset management gross flows of $18.1 billion were up 21%, driven by higher mutual fund sales in Individual Wealth and higher defined benefit solution sales in GRS, partially offset by lower guaranteed product sales in Individual Wealth.
- Group - Health & Protection sales of $666 million were up 13%, driven by higher large case sales.
- Individual - Protection sales of $551 million were down 10%, reflecting lower third-party sales.

AUM for wealth businesses, including GRS, was $189.2 billion as at December 31, 2024, an increase of $22.4 billion or 13.4%, primarily reflecting market movements.

3. U.S.

Sun Life U.S. is one of the largest providers of employee and government benefits in the U.S., serving approximately 50 million Americans. We offer dental and vision, medical stop-loss, supplemental health, disability, and life insurance benefits through employers, industry partners and government programs such as Medicaid, Medicare Advantage, and the Children's Health Insurance Program ("CHIP"). Services include absence management, dental care, and healthcare navigation. In addition, our U.S. business manages an in-force block of approximately 200,000 individual life insurance and annuity policies as well as a block of run-off reinsurance.

2024 Highlights

Growing our business
- Sun Life U.S. Client revenues grew to US$8.2 billion in 2024, driven by the successful execution of our strategy to help Clients access the health care and coverage they need.
- Employee Benefits delivered record underlying net income in 2024 and increased revenue by 8% year-over-year to US$2.4 billion.
- Reached the milestone of becoming the largest dental benefits provider in the U.S.[1] based on membership. The U.S. Dental business serves approximately 35 million members, many of whom are in underserved communities throughout the U.S.
- DentaQuest, the largest Medicaid dental benefits provider, was awarded nine new Medicaid contracts in 2024, including three in California, the largest Medicaid market in the country.

Helping Clients access the health care and coverage they need
- Expanded Health Navigator, powered by PinnacleCare, to the group benefits market, helping to increase member engagements by 50% in 2024. This personal health care navigation and advisory service helps members get the right medical diagnoses, doctors and treatments and helps improve health and productivity outcomes for employers. In 2024, 59% of members utilizing Health Navigator obtained an expert opinion from a qualified provider or specialist.
- Launched Clinical 360+, an expanded stop-loss program that gives members access to personalized tools and care services through one easy app in collaboration with specialized health partners. Members can now directly interact with clinicians and resources tailored to their specific health needs, including a specialty and infusion drug program, at-home kidney, heart and musculoskeletal condition programs, and access to our Health Navigator care and advocacy services.
- Partnered with Hinge Health[2] to provide simple, comprehensive, and personalized digital care to members with musculoskeletal conditions, which rank among the highest-cost medical stop-loss conditions.
- Expanded our partnership with Goodpath to offer disability members virtual whole-person care, which provides services for physical conditions and mental health, including unlimited therapy sessions, to help reduce the need for work absences or extended leave.
- Leveraged our expertise on leave, absence management, and return-to-work services to offer Family Leave Insurance in seven new states in 2024 without statutory programs, broadening members' access to paid leave to care for loved ones and giving employers the option to provide more easily a valuable benefit to their employees.
- Expanded our critical illness coverage to include family planning care, behavioural health and a broader range of health conditions to help close the coverage gaps from health insurance.

Making health and benefits easier through digital solutions
- Launched a new mobile app, Sun Life Health 360, which connects all Clinical 360+ health programs for members and provides mental health resources, interactive tools, healthy habit tracking, fitness challenges, and a library of physician-reviewed health and wellness content.
- Leveraged GenAI to securely help summarize and organize lengthy and complex medical records for PinnacleCare Clients as we help them navigate their health journeys, which also unlocks greater capacity to serve more Clients.
- Created seven new APIs[3] for our Clients and members, providing real-time data that connects directly into our employer's systems, removing time-consuming manual tasks and ensuring data is always in sync. In 2024, our API solutions helped save our employers and members more than 35,000 hours through the automation of administrative tasks.
- Enhanced claims connectivity across our disability, supplemental health, stop-loss, and dental products. When a member has more than one of these products and files a single claim, all other applicable Sun Life benefits will be processed automatically, ensuring members receive all the coverage they elected without having to file additional claims.

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[1] Based on membership as of December 31, 2024, for plans provided or administered by a Sun Life company. Ranking compiled by Sun Life and based on data disclosed by competitors.
[2] Hinge Health is a digital clinic that offers musculoskeletal ("MSK") care for joint and muscle pain using a combination of technology and clinical care to help patients manage MSK conditions.
[3] Application Program Interface ("APIs").

Strategy and Outlook

Our strategy is to be a leader in U.S. health and benefits, helping members access the care and coverage they need. The US$4.8 trillion health and benefits ecosystem[1] is complex and can be difficult to navigate. Accessing care is expected to become more challenging due to reduced provider capacity with fewer health care professionals, increased demand as the population ages, and rising health care costs.

With approximately 90%, or US$7.4 billion, of our total revenue now coming from health and health-related products and services, Sun Life U.S. is a higher-growth, health care-focused business with lower capital and strong cash flow generation. We are filling unmet needs and gaps in health insurance, helping members access and navigate care, and improving health outcomes for our members. We have significantly advanced our capabilities with our DentaQuest and PinnacleCare acquisitions, and the expansion of clinical capabilities in our disability business.

We are a differentiated provider whose offerings complement core health insurance offerings from large U.S. health insurers. Our medical stop-loss and dental benefits businesses are leaders in the U.S. market, and our group benefits business is a top-10 provider. Through our dental business, we are also part of the large and growing government programs market that covers more than 180 million Americans[2].

Our digital tools and support services also make it easier to do business with us and close coverage gaps. We also continue to leverage our unique partnership capabilities to drive growth by delivering solutions to our more than 100 health plan and insurance company partners to support their members.

We are focused on the following areas and priorities to execute our strategy:

Helping Clients access the health care and coverage they need
- Expand the health care services we offer across our businesses to help members access care and improve health outcomes.
- Extend our leadership position and further differentiate in our medical stop-loss business by helping members get the care they need while helping employers reduce costs.
- Leverage DentaQuest's scale and expertise to provide quality oral health care to all, continue to grow our government dental business, and become a leader in commercial dental.
- Enhance our employee benefits offerings across disability, absence, life, and supplemental health to provide income protection, fill gaps in coverage and provide access to care.
- Provide more Americans with access to paid family and medical leave and help employers comply with complex regulations.
- Drive growth in FullscopeRMS by leveraging our expertise, scale, and suite of turnkey solutions for insurance and health plan partners, to improve coverage for their members.

Making health and benefits easier through digital solutions
- Continue to connect with major platforms in the health and benefits ecosystem, delivering a seamless Client experience.
- Drive digital expansion through new capabilities and partnerships to deliver predictive and personalized analytics to help Clients make decisions that are right for them.
- Leverage digital tools to increase Client interactions and engagement and deliver deeper insights for brokers and employers.

Help In-force Management policy-owners achieve lifetime financial security, while effectively managing our operations
- Continue to provide excellent service to our individual insurance and annuity policy owners.
- Optimize the value of the business by implementing opportunities to improve profitability, including expense efficiencies and alternative investment strategies.
- Effectively manage risk and capital through reinsurance and via product offerings for converting or maturing policies.

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[1] Centers for Medicare & Medicaid Services, Office of the Actuary, National Health Statistics Group, 2024 projections.
[2] Aggregate for Medicaid, Medicare, Affordable Care Act, and TRICARE. Sources: Centers for Medicare & Medicaid Services.

Outlook

The U.S. health and benefits ecosystem is large and growing, with Clients increasingly valuing protection products and health services. These markets remain extremely competitive, and we are committed to growing profitably by leveraging our leadership positions and expertise to extend further into the health benefits and services space and to help Americans live healthier lives.

The underlying fundamentals in all our businesses are strong – we are winning new business, increasing productivity and efficiency, and helping our members get the health care and coverage they need. Significant enhancements to our products, systems, and digital capabilities over the past several years have contributed to our growth, in addition to our recent acquisitions.

We have a diversified business that is well-positioned for growth. While we have experienced some temporary headwinds in Dental due to the state Medicaid redetermination process following the end of the federally declared Public Health Emergency, results are improving, membership has stabilized, and we are winning new business. We continue to work with our state partners and health plans to reprice the Medicaid dental business, while implementing dental cost and expense management actions to drive margin improvement and leveraging our differentiated capabilities to grow in each of our dental segments. Health and Risk Solutions results are normalizing following a period of unusually low medical utilization due to the pandemic, but sales and revenue remain strong. Claims severity and increased hospital utilization have driven some recent adverse experience, and we have been adjusting our pricing to reflect these trends and will continue to monitor them. We are the leading independent stop-loss provider with a differentiated focus on care access and outcomes and a disciplined underwriting approach, which allows us to optimize and balance competitiveness with profitability. In Employee Benefits, strong revenue growth, disciplined pricing, continuous improvement of claims management and prudent expense management have driven record results in 2024. We continue to invest strategically in technology to further our digital connectivity to the benefits ecosystem to enhance the Client experience.

We continue to work with state and federal officials to increase access to benefits for our Clients. In addition to our focus on paid family and medical leave, we have increased our advocacy to maintain and expand dental coverage for beneficiaries of Medicaid and other government programs, and to keep employer-sponsored dental benefits affordable. We are also supporting the Employee Retirement Income Security Act ("ERISA") Advisory Council's recommendation that Congress pass legislation to ensure mental health parity in long-term disability insurance, which is already required for health insurance. We continue to monitor possible legislative and regulatory changes to key areas that impact our business, such as Medicaid funding, tax, data security and privacy, the use of artificial intelligence, minimum loss ratios for employer-sponsored dental insurance plans, state government contractor requirements, and potential changes arising from the new federal administration.

Business Types and Business Units

Business Type	Business Unit	Description	Market position
Group – Health & Protection	*Group Benefits*	• Employee Benefits provides group insurance products and services, including life, long-term and short-term disability, absence management, and supplemental health insurance such as hospital indemnity, accident and critical illness. Includes our FullscopeRMS business, which provides turnkey risk management solutions for insurers and health plans. • Health and Risk Solutions provides protection against large medical claims for employers who self-insure their employee health plans through medical stop-loss, health care navigation and advisory services, and health services through care partners to help members access care and improve health outcomes. • Products distributed through more than 32,000 independent brokers and benefits consultants, supported by approximately 165 employed sales representatives. • Serves more than 57,000 employers in small, medium and large workplaces across the U.S. and approximately 17 million members[1].	• Largest independent medical stop-loss provider[2] • Top 10 group life and disability benefits provider, including the leading turnkey disability provider[3]
	Dental	• Provides Medicaid and Medicare Advantage products and services, as well as commercial group dental and vision solutions for employers of all sizes. • Serves approximately 35 million members[4]. • Supports preventive dental care through its innovative Preventistry® model, which focuses on early and quality care, access, and measurable outcomes. • Approximately 75 Advantage Dental+ practices, which are located in underserved communities to help increase access to dental care.	• Largest Dental benefits provider in the U.S. based on membership[5] • Largest Medicaid dental benefits provider[6] • The commercial Sun Life Dental Network® includes more than 140,000 unique providers and offers easy access to care with in-network cost benefits[7]
Individual – Protection	*In-force Management*	• In-force Management ("IFM") is a run-off block closed to new sales. IFM manages approximately 75,000 individual life insurance policies, primarily universal life and participating whole life insurance, plus approximately 100,000 individual annuity policies that were originally sold in the UK. IFM also includes a block of approximately 35,000 policies from run-off reinsurance, which includes guaranteed minimum income, death benefits and individual long-term care, as well as personal accident policies and medical policies which are 100% retroceded.	

[1] Includes members who also have a commercial Sun Life Dental and/or Vision coverage.

[2] Ranking compiled by Sun Life based on data contained in the 2023 Accident and Health Policy Experience Report from the National Association of Insurance Commissioners ("NAIC"). An independent stop-loss carrier is defined as a stop-loss carrier that does not also sell medical claim administration services.

[3] LIMRA 2023 Annual Sales & In-force Reports for Group Life & Disability. Long-term disability results exclude reserve buy outs. Group Term Life, long-term disability and short-term disability results exclude business sold through associations; includes BIF managed by Sun Life for insurance carrier partners.

[4] Includes members who also have a Sun Life Group coverage.

[5] Based on membership as of December 31, 2024, for plans provided or administered by a Sun Life company. Ranking compiled by Sun Life and based on data disclosed by competitors.

[6] Based on membership as of September 2024. Ranking compiled by Sun Life using publicly available data from the September 2024 Medicaid & CHIP Enrollment Data Highlights, state Medicaid agencies and other sources, and information disclosed by competitors.

[7] August 2024 Zelis Network 360 Report. Sun Life's dental networks include its affiliate, Dental Health Alliance®, L.L.C. (DHA®), and dentists under access arrangements with other dental networks. Nationwide counts are state level totals.

Financial and Business Results

(US$ millions)	2024	2023
Group - Health & Protection[1]	**445**	568
Individual - Protection[1][2]	**121**	95
Underlying net income[1]	**566**	663
Add: Market-related impacts	**(84)**	(25)
ACMA	**105**	(48)
Acquisition, integration and restructuring[3]	**(60)**	(87)
Intangible asset amortization	**(64)**	(63)
Other	**(52)**	—
Reported net income – Common shareholders	**411**	440
Underlying ROE (%)[1]	**12.0%**	14.2%
Reported ROE (%)[1]	**8.7%**	9.4%
After-tax profit margin for Group Benefits (%)[1][4]	**8.3%**	10.0%
Group - Health & Protection sales[1]	**1,434**	1,680

[1] Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in this document.

[2] Effective Q2'23, the UK payout annuities run-off business was moved from the Corporate business segment to the U.S. business segment upon the sale of Sun Life UK. For additional information, refer to Note 3 of our 2024 Annual Consolidated Financial Statements. Also, effective Q3'23 the run-off reinsurance business was moved from the Corporate business segment to the U.S. business segment.

[3] Includes integration costs associated with DentaQuest, acquired on June 1, 2022.

[4] Based on underlying net income, on a trailing four-quarter basis. For more details, see section M - Non-IFRS Financial Measures in this document.

Profitability

2024 vs. 2023

Underlying net income of US$566 million decreased US$97 million or 15%, driven by:

- **Group – Health & Protection[1]** down US$123 million: Unfavourable morbidity experience in medical stop-loss driven by claims severity and lower Dental results were partially offset by strong business growth and higher investment results in Group Benefits, and improved group life mortality experience. Dental results were impacted by a continued acuity shift reflecting higher average utilization in remaining members as a result of Medicaid redeterminations following the end of the Public Health Emergency, partially offset by Medicaid pricing updates and claim and expense management actions.
- **Individual – Protection[1]** up US$26 million: The inclusion of the UK payout annuity business[2] and favourable mortality experience. Unfavourable credit experience was offset by higher earnings on surplus.

Reported net income of US$411 million decreased US$29 million or 7%, reflecting the decrease in underlying net income, a non-recurring provision in Dental, and market-related impacts, partially offset by favourable ACMA impacts and lower DentaQuest integration costs. The market-related impacts were primarily from unfavourable real estate experience.

Foreign exchange translation led to an increase of $11 million in underlying net income and an increase of $10 million in reported net income.

Growth

2024 vs. 2023

U.S. group sales of US$1,434 million were down 15%, reflecting lower Dental and employee benefit sales, partially offset by higher medical stop-loss sales. Dental sales reflected lower Medicaid and Medicare Advantage sales primarily driven by large institutional sales in the prior year.

[1] Effective Q1'24, reflects a refinement in the allocation methodology for expenses from Individual - Protection to Group - Health & Protection business types in the U.S. business group.

[2] On April 3, 2023, we completed the sale of SLF of Canada UK Limited to Phoenix Group Holdings plc ("the sale of Sun Life UK"). Under the agreement, we will retain our economic interest in the payout annuities business through a reinsurance treaty, which, effective Q2'23 is recorded in In-force Management within the U.S. business group. For additional information, refer to Note 3 of our 2024 Annual Consolidated Financial Statements.

4. Asia

Our pan Asia businesses provides us with a strong footprint to take advantage of the high growth prospects in the region. We operate in eight Asian markets, delivering value to over 30 million Clients. ASEAN markets provides asset management and wealth, protection and health solutions through a multi-channel distribution approach in the Philippines, Indonesia, and Vietnam. The Hong Kong market offers individual protection and wealth products through agency, broker and bancassurance distribution channels. Our Joint Ventures in China, India and Malaysia, provide asset management and wealth, protection and health solutions. High-Net-Worth markets provides individual protection solutions to HNW families and individuals, with operations in Singapore and Bermuda. Regional Office represents Asia's headquarters based in Hong Kong.

2024 Highlights

Leverage distribution excellence to diversify our mix, build scale and deliver Client Impact
- Strong protection sales momentum with growth of 28%[1] and total weighted premium income ("TWPI") of $7.3 billion up 21% over prior year, driven by higher sales in Hong Kong reflecting expanded distribution capabilities, and India reflecting growth in bancassurance and direct-to-consumer channels.
- We continue to build on our leadership position in the Philippines by helping Clients achieve lifetime financial security and live healthier lives. Our focus on making a difference in the lives of our Clients was recognized by our Platinum award[2] for the most trusted brand in the life insurance industry in the Philippines. This is Sun Life Philippines' 15th year in a row to be recognized in the Trusted Brand Awards.
- We launched a new product[3] for high-net-worth Clients, which addresses a market need for long-term wealth accumulation potential while offering built-in estate planning, demonstrating our commitment to offering a broad suite of products that fulfill Clients' needs.

Be a digital leader, enhancing the digital experience to transform the Client and advisor experience, and enable greater efficiency and scalability
- In the Philippines, we implemented a new automated underwriting platform, resulting in a 60% increase in straight-through-processing by Q4, enhancing the Client experience through faster turnaround times while also delivering operating efficiencies.
- We are further enhancing capabilities to help advisors support Clients in achieving lifetime financial security. In the Philippines and Vietnam, we launched a new lead management system, which facilitates online leads to offline sales conversion, accelerating the sales process and helping our Clients with the right product which meets their financial needs. The platform matches 'best fit' advisors in real time, where 75% of prospective Clients are called within ten minutes.
- In Malaysia, we opened our first East Malaysian office in Kuching, providing advisors convenient access to the resources, tools and training necessary to address the protection needs of almost three million residents in the region.
- We launched MPF Navigator in Hong Kong, an innovative digital platform developed with a leading fintech partner. This tool empowers Clients with personalized retirement planning advice, real-time market insights, and easy MPF account management. By combining advanced technology with expert guidance, we're enhancing our Clients' digital experience and helping them make informed decisions for their financial future.

Embed long-term, sustainable and resilient thinking into our business to drive value creation, positive impact, and align with our Purpose
- In Hong Kong, we launched the SunWell Series[4], a new critical illness protection plan series offering comprehensive critical illness protection for different stages of life. It is the first product in the market[5] to waive waiting periods across diagnoses of major critical illnesses and simplify underwriting questions for Clients with a history of heart attack and stroke.
- Our sponsorship and philanthropy initiatives work hand-in-hand to ensure we impact thousands of people, helping them achieve lifetime financial security and live healthier lives. Each year our overall philanthropy effort impacts over 90,000 individuals across Asia, including our Hoops + Health program, which has helped more than 14,000 kids and communities get active to prevent diabetes.
- We are committed to helping our Clients achieve lifetime financial security through financial literacy initiatives across the region. In Vietnam, we launched a series of financial literacy campaigns to promote awareness of financial planning and insurance and to empower individuals with financial knowledge, fostering a more optimistic and secure future for our Clients.

Risk management capabilities and financial strength
- We are committed to delivering shareholder value, including building and realizing value through strategic investments. To meet regulatory obligations, in March, we sold 6.3% of our ownership interest in Aditya Birla Sun Life AMC Limited (BSE: ABSLAMC.BO and NSE: ABSLAMC.NS), unlocking value in our investment through generating a $98 million (post-tax $84 million) gain. Subsequently, in May, we sold an additional 0.2% of our ownership interest. Since the Initial Public Offering in 2021, Sun Life has generated gains of over $450 million (post-tax gains of over $350 million), while still retaining 30% ownership of the listed entity following the most recent sell-down. This highlights the value of ABSLAMC, reflecting a strong track record of performance, with an attractive product mix including fixed income, equities and alternatives, and a fast-growing retail presence in India.

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[1] This change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see section M - Non-IFRS Financial Measures in this document.
[2] Trusted Brand Awards.
[3] Sun Global Luna.
[4] SunWell Advanced Care, SunWell Supreme Care and SunWell Essential Care.
[5] Based on a comparison with other critical illness protection plans for new Composite and Long-Term Businesses as identified in the Register of Authorized Insurers by Insurance Authority as of the time of product launch, April 25, 2024.

Strategy and Outlook

To achieve our ambitious growth objectives and driving scale in all our markets, we will continue to capitalize on new opportunities. We are dedicated to building distribution excellence and offering a seamless, digital experience for Clients and advisors to deliver Client impact. We will continue to foster our strong and distinctive culture, while attracting, developing and empowering high calibre talent. We will embed long-term, sustainable and resilient thinking into our business, as we engage Clients along their journeys towards lifetime financial security and healthier lives. Our areas of focus for Asia are to:

Deliver on bancassurance, sustainably grow agency, embed quality and optimize distribution mix
- Build sustainable scale through a diversified mix of high performing, quality-focused channels that enhance Client impact by offering holistic sales advice delivered through our expanding range of life, wealth and health solutions.
- Continue to effectively collaborate with existing bancassurance partners to unlock the potential of recent deals, and capture scale by embedding our insurance products into Clients' bank journeys, integrating digital tools, and engaging with partners.
- Scale agency and become the partner of choice for advisors to develop active and sustainable agency talent.

Strengthen brand and differentiated Client value propositions to build and deepen quality Client, advisor, and employee relationships
- Deliver digital excellence that provides simple, relevant and reliable propositions and experiences for our Clients and partners.
- Build a distinctive, trusted brand through investing further in high visibility advertising that increases awareness and further builds consideration of Sun Life across Asia.
- Provide quality advice and offer relevant financial solutions to enable Clients to plan and protect themselves from adverse financial events and invest for their future.
- Become a partner in our Clients' health journeys by offering a wider set of valued health solutions and deepen the level of engagement across the Client relationship.

Transform Client and advisor experience, capture efficiencies, retain and gain Client and scale markets
- Digitize our business and leverage common tools and technology platforms across the region to make it easier for Clients and advisors to do business with us.
- Increase engagement of prospective and existing Clients by being more personal, proactive and predictive. Create personalized experiences to deepen our relationship and improve retention with Clients.
- Empower advisors, including bancassurance distribution, by building best-in-class digital and data capabilities that provide leads generation, enable more engaging experiences, create Client impact, and enhance prospect conversion, advisor productivity, and recruitment and training. Accelerate technology foundation modernization and position digital investments to deliver unit cost reductions and enhance advisor and Client experience.
- Deliver digital innovation for our business units that unlocks meaningful growth, efficiencies, scale and distinctiveness.

Outlook

Our diversified business, with a multi-country presence and multi-channel distribution, positions us well to deepen Client relationships, capture opportunities as they arise, and protects against adverse economic cycles and regulatory changes in any one market. We expect that the region's economic growth will continue, and rapid wealth creation, coupled with low insurance penetration rates, will result in sustained growth across all our markets over the medium-term. In addition, we expect to continue to reach more Clients by expanding and deepening our high-quality agency force, diverse network of bancassurance partners and broker partnerships. We are confident that our position as the global leaders in the HNW space will continue to generate value and positive outcomes for Clients.

Economic and geopolitical uncertainty, as well as intense competition, movements in interest rates and inflation continue to pose challenges to our businesses. However, our steadfast dedication to our Purpose and our Clients, strengthening market positions, key strategic relationships, investments in digital and analytics, and our ability to leverage Sun Life's global expertise position us well for the future. As local governments continue to push responsibility down to their people in both the retirement and health spaces, we are well-equipped to offer current and prospective Clients a diverse range of products and solutions.

Business Types and Business Units

Business Type	Business Unit & Market	Description	Market Position
Wealth & asset management	**ASEAN** *Philippines[1]*	• Asset management for individual and institutional Clients through agency, brokerage, bancassurance and digital partners.	• #2 mutual fund operation in the country[2]
	Hong Kong	• Mandatory Provident Fund (MPF) and pension administration to individuals and businesses through agency and brokerage distribution.	• 3rd largest provider based on AUM, 3rd based on net inflows[3]
	Joint Ventures *China[4]*	• Institutional asset management, passive third-party asset management and debt financing business through direct distribution.	• 14th largest mutual fund provider[5]
	India[6]	• Asset management for both individual and institutional investors through independent financial advisors, banks, and direct distribution channels.	• 6th largest mutual fund operation in the country[7]
Individual – Protection	**ASEAN** *Philippines*	• Individual and group life and health insurance products to individuals and businesses through a multi-channel distribution network.	• #1 ranked insurance company based on total premium[8]
	Indonesia	• Individual life and health insurance through agency, telco arrangements and banks, including a bancassurance partnership with CIMB Niaga, Indonesia's 2nd largest privately-owned bank.	• 12th ranked insurance company and 11th in bancassurance sales[9]
	Vietnam	• Individual insurance and pensions distributed through agency, corporate sales, and digital distribution channels and partnerships, including exclusive bancassurance agreements with TPBank[10] and ACB[10].	• 5th in bancassurance sales, 9th ranked insurance company[11]
	Hong Kong	• Individual and group life and health insurance through agency, bancassurance agreement with Dah Sing[12] and brokerage distribution, including life insurance solutions for HNW Clients.	• 7th ranked insurance company and 1st in broker sales[13]
	Joint Ventures *China[4]*	• Individual and group life and health insurance and savings products distributed through agency, brokerage, bancassurance and digital channels.	• 12th ranked life insurance company in China among multinationals[14]
	India[6]	• Individual and group insurance, savings and retirement products through agency, brokerage, bancassurance, and direct-to-consumer channels.	• 7th largest life insurance company in India[15]
	Malaysia[16]	• Individual and group insurance through banks and telco arrangements, including an exclusive bancassurance agreement with CIMB Bank, Malaysia's 2nd largest bank, and a growing agency force.	• 4th in bancassurance sales, 7th overall[17]
	High-Net-Worth *International*	• Individual life insurance solutions for HNW Clients residing outside the U.S. and Canada. • Manages a block of International wealth investment products closed to new sales.	• A leader in international HNW life insurance business
	Singapore	• Individual life insurance solutions for HNW Clients in Asia.	• New entrant to the market in 2021
Regional Office & other	**Regional Office**	• Asia's headquarters based in Hong Kong.	

[1] Philippines: Includes a joint venture with the Yuchengco Group - Sun Life Grepa Financial, Inc. (49%).
[2] Philippine Investment Funds Association, based on October 2024 ending AUM.
[3] Mercer MPF Market Shares Report, Q3'24.
[4] China: Joint ventures with the China Everbright Group: Sun Life Everbright Life Insurance Company Limited (24.99%), Sun Life Everbright Asset Management Co., Ltd (24.74%).
[5] 2023, based on total revenue amongst insurance asset management companies.
[6] India: Joint venture with Aditya Birla Group - Aditya Birla Sun Life Insurance Company Limited (49%) and Aditya Birla Sun Life Asset Management Company Limited (30% indirect ownership).
[7] Association of Mutual Funds in India, based on average AUM for the quarter ended December 31, 2024.
[8] Insurance Commission of the Philippines, based on Q3'24 year-to-date total premium income for Sun Life of Canada (Philippines).
[9] Indonesia Life Insurance Association industry report, based on Q3'24 year-to-date first year premiums.
[10] Tien Phong Commercial Bank ("TPBank") and Asia Commercial Joint Stock Bank ("ACB").
[11] November 2024 year-to-date annualized first year premiums based on data shared among industry players.
[12] Dah Sing Bank ('Dah Sing").
[13] Insurance Authority of Hong Kong, Provisional Statistics on Hong Kong Long Term Insurance Business, based on Q3'24 year-to-date annualized first year premiums.
[14] China: based on gross premiums for Q3'24 year-to-date (excluding universal life insurance deposits and pension companies) amongst foreign multinationals.
[15] Insurance Regulatory Authority of India, based on November 2024 year-to-date first year premiums among private players.
[16] Malaysia: Joint ventures with Khazanah Nasional Berhad and CIMB Group Holdings Berhad - Sun Life Malaysia Assurance Berhad (49%), Sun Life Malaysia Takaful Berhad (49%).
[17] Life Insurance Association of Malaysia and Insurance Services Malaysia Berhad, based on Q3'24 year-to-date annualized first year premium for conventional and takaful business.

Financial and Business Results

($ millions)	2024	2023
Wealth & asset management[1]	89	55
Individual - Protection[1][2]	681	587
Regional Office expenses & other[1]	(69)	(42)
Underlying net income[1]	**701**	600
Add: Market-related impacts	(76)	(153)
ACMA	(54)	39
Acquisition, integration and restructuring	66	(18)
Intangible asset amortization	(194)	(8)
Other	(14)	51
Reported net income – Common shareholders	**429**	511
Underlying ROE (%)[1]	12.7%	11.0%
Reported ROE (%)[1]	7.8%	9.4%
Wealth sales & asset management gross flows[1]	8,063	7,713
Individual - Protection sales[1]	2,432	1,882
Group - Health & Protection sales[1][2]	87	76
New business CSM[1]	918	681

[1] Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in this document.

[2] In underlying net income by business type, Group businesses in Asia have been included with Individual - Protection.

Profitability

2024 vs. 2023

Underlying net income of $701 million increased $101 million or 17%, driven by:

- **Wealth & asset management** up $34 million: Higher fee income primarily driven by higher AUM.
- **Individual – Protection** up $94 million: Good sales momentum and in-force business growth, and higher contributions from joint ventures, partially offset by higher expenses primarily reflecting volume growth and continued investments in the business.
- **Regional office expenses & other** $(27) million increased net loss primarily reflecting continued investments in the business across the region and higher incentive compensation.

Reported net income of $429 million decreased $82 million or 16%, driven by an impairment charge on an intangible asset related to bancassurance in Vietnam reflecting updates resulting from changes in regulatory and macro-economic factors, unfavourable ACMA impacts, and a Pillar Two global minimum tax adjustment[1], partially offset by the increase in underlying net income, a gain on the partial sale of ABSLAMC, and market-related impacts. Market-related impacts were primarily from improved real estate experience partially offset by unfavourable interest rate impacts.

Foreign exchange translation led to an increase of $5 million in underlying net income and an increase of $11 million in reported net income.

Growth

2024 vs. 2023

Asia's sales included:

- Individual sales of $2.4 billion were up 28%[2], driven by higher sales in Hong Kong reflecting expanded distribution capabilities, and higher sales in India reflecting growth in bancassurance and direct-to-consumer sales, partially offset by lower sales in China and Vietnam reflecting industry and market conditions.
- Wealth sales & asset management gross flows of $8.1 billion were up 4%[2], driven by higher sales in India primarily from mutual funds, partially offset by lower money market fund sales in the Philippines and lower MPF sales in Hong Kong.

New business CSM of $918 million was up from $681 million in the prior year, driven by strong sales and strong profit margin in Hong Kong.

Partial Sale of Aditya Birla Sun Life AMC Limited

On March 21, 2024, to meet regulatory obligations, we completed the sale of 6.3% of our ownership interest in Aditya Birla Sun Life AMC Limited (BSE: ABSLAMC.BO and NSE: ABSLAMC.NS) ("ABSLAMC"), generating a $98 million (post-tax $84 million) gain in reported net income. As a result of the transaction, our ownership interest in ABSLAMC was reduced from 36.5% to 30.2% for gross proceeds of $136 million. Subsequently, on May 31, 2024, we sold an additional 0.2% of our ownership interest.

[1] For additional information refer to Note 19 of our 2024 Annual Consolidated Financial Statements and Section D - Profitability in this document.

[2] This change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see section M - Non-IFRS Financial Measures in this document.

Growth by Business Market – 2024 vs. 2023

We continued to maintain a strong Client focus, build our agency and strengthen bancassurance channels, leverage a more balanced product portfolio and increase productivity.

ASEAN Markets

- *Philippines –* Mutual and managed fund AUM was $1.4 billion as at December 31, 2024, a decrease of 9%, measured in local currency, reflecting lower money market fund sales. Individual protection sales decreased 9% on a local currency basis.

  Agency headcount was approximately 24,500 at the end of 2024, 9% higher than 2023.

- *Indonesia –* Individual protection sales decreased 4% on a local currency basis, reflecting lower sales mainly in the agency channel.

  Agency headcount was approximately 2,700 at the end of 2024, 50% lower than 2023 due to a focus on improving quality.

- *Vietnam –* Individual protection sales decreased 40% on a local currency basis, reflecting lower sales in bancassurance and agency channels, which were impacted by market conditions.

  Agency headcount was approximately 3,800 at the end of 2024, in line with 2023.

Hong Kong

- AUM in the pension business was $26.8 billion as at December 31, 2024, 12% higher than prior year measured on a local currency basis, reflecting pension inflows and favourable equity markets.
- Individual protection sales increased 90% on a local currency basis, driven by expanded distribution capabilities with strong, diversified growth across agency, bancassurance and broker channels.
- Agency headcount was approximately 2,900 at the end of 2024, 12% higher than 2023.

Joint Ventures

- *China –* Individual protection sales decreased 71% on a local currency basis, reflecting lower sales in the broker and bancassurance channels.

  Agency headcount was approximately 1,300 at the end of 2024, 24% lower than 2023 due to a focus on improving quality.

- *India –* Gross sales of equity and fixed income funds increased 17% on a local currency basis. Individual protection sales increased 17% on a local currency basis, driven by growth in the bancassurance and direct-to-consumer channels.

  Agency headcount was approximately 55,800 at the end of 2024, 8% higher than 2023.

  Total AUM as at December 31, 2024 was $64.1 billion, of which $19.3 billion is reported in our AUM based on Sun Life's 30.0% share, 18% higher than 2023, on a local currency basis and adjusting for the sell-down in ownership to 30.0% from 36.5%.

- *Malaysia –* Individual protection sales were in line with prior year on a local currency basis, as higher sales in the agency channel were offset by lower sales in the telemarketing and bancassurance channels.

  Agency headcount was approximately 1,300 at the end of 2024, 13% lower than 2023.

High–Net–Worth

- *International –* Individual protection sales decreased 18% on a local currency basis, due to higher large case sales in the prior year.

- *Singapore –* Individual protection sales increased 88% on a local currency basis, driven by higher large case sales.

5. Corporate

Corporate Support operations consist of certain expenses, investment income, capital, and other items. Corporate operations pertain to core enterprise oversight activities such as Finance, Risk and Compliance as well as enterprise enablement capabilities such as Strategy, Marketing and Philanthropy. Corporate Support is included in the 'Corporate expenses and other' business type.

Financial and Business Results

($ millions)	2024	2023
Individual - Protection[1][2]	—	29
Corporate expenses & other[1]	(364)	(406)
Underlying net income (loss)[1]	**(364)**	**(377)**
Add: Market-related impacts	**16**	33
ACMA	**4**	3
Acquisition, integration and restructuring	**(102)**	21
Other	**(235)**	—
Reported net income (loss) – Common shareholders	**(681)**	**(320)**

[1] Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in this document.

[2] The UK annuities run-off businesses in Corporate has been included with Individual - Protection. Effective Q2'23, the UK annuities run-off business was moved from the Corporate business segment to the U.S. business segment upon the sale of Sun Life UK. For additional information, refer to Note 3 of our 2024 Annual Consolidated Financial Statements. Also, effective Q3'23 the run-off reinsurance business was moved from the Corporate business segment to the U.S. business segment.

Profitability

2024 vs. 2023

Underlying net loss was $364 million compared to underlying net loss of $377 million in the prior year, driven by lower financing costs partially offset by lower earnings due to the sale of Sun Life UK[1] and lower investment income from surplus assets.

Reported net loss was $681 million compared to reported net loss of $320 million in the prior year, reflecting lower tax exempt investment income, a restructuring charge of $108 million, and a prior year gain on the sale of Sun Life UK[1].

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[1] On April 3, 2023, we completed the sale of SLF of Canada UK Limited to Phoenix Group Holdings plc ("the sale of Sun Life UK"). Under the agreement, we will retain our economic interest in the payout annuities business through a reinsurance treaty, which, effective Q2'23 is recorded in In-force Management within the U.S. business group. For additional information, refer to Note 3 of our 2024 Annual Consolidated Financial Statements.

I. Investments

The Company strives to ensure that general fund investments are aligned with business objectives including meeting policyholder obligations and maintaining adequate liquidity at all times. Consideration is given to a wide range of factors in our investment process, including ensuring attractive risk and return profiles, appropriate diversification by asset type, credit exposure and sector and financial condition of issuers and borrowers, quality and value of underlying security and macro- and micro-economic developments and trends including prospects for specific industry sectors. The Governance Committee of the Board of Directors ("Governance Committee") approves policies that contain prudent standards and procedures for the investment of our general fund assets. These policies include requirements, restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, currency, and derivative risks. Compliance with these policies is monitored on a regular basis and reported annually to the Governance Committee. The Governance Committee of the Board of Directors monitors the Company's Investment Plan and investment performance, oversees practices, procedures and controls related to the management of the general fund investment portfolio, and reviews corporate governance guidelines and processes.

1. Investment Profile

Total general fund invested assets of $189.8 billion as at December 31, 2024, were up $15.5 billion from December 31, 2023. The increase was primarily from general operating activities and favourable impacts from foreign exchange translation. Our general fund invested assets are well-diversified across investment types, geographies and sectors with the majority of our portfolio invested in high quality fixed income assets.

The following table sets out the composition of our general fund invested assets[1]:

($ millions)	December 31, 2024		December 31, 2023	
	Carrying value	% of Total carrying value	Carrying value	% of Total carrying value
Cash, cash equivalents and short-term securities	13,873	7%	13,173	8%
Debt securities	81,955	43%	75,493	43%
Equity securities	9,974	5%	7,138	4%
Mortgages and loans	57,619	31%	54,600	31%
Derivative assets	1,971	1%	2,183	1%
Other invested assets	15,135	8%	12,018	7%
Investment properties	9,290	5%	9,723	6%
Total invested assets	189,817	100%	174,328	100%

[1] The values and ratios presented are based on the fair value of the respective asset categories. Generally, the carrying values for invested assets are equal to their fair values. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

2. Debt Securities

The debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality, and liquidity, while ensuring that it remains well-diversified and duration-matched to insurance contract liabilities. As at December 31, 2024, with the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets.

Debt Securities by Issuer and Industry Sector

	December 31, 2024		December 31, 2023	
($ millions)	Total	% of Total	Total	% of Total
Debt securities issued or guaranteed by:				
Canadian federal government	7,537	9%	6,010	8%
Canadian provincial and municipal government	15,655	20%	14,251	20%
U.S. government and agency	1,135	1%	1,370	2%
Other foreign government	4,209	5%	3,802	5%
Total government issued or guaranteed debt securities	28,536	35%	25,433	35%
Corporate debt securities by industry sector:[1]				
Financials	11,552	14%	11,060	16%
Utilities	7,622	9%	7,059	9%
Industrials	5,375	7%	5,489	7%
Energy	3,704	5%	3,272	4%
Communication services	3,020	4%	3,149	4%
Real estate	2,305	3%	2,525	3%
Health care	2,007	2%	2,038	3%
Consumer staples	1,557	2%	1,805	2%
Consumer discretionary	1,758	2%	1,726	2%
Information technology	1,092	1%	904	1%
Materials	1,021	1%	1,102	1%
Total corporate debt securities	41,013	50%	40,129	52%
Asset-backed securities	12,406	15%	9,931	13%
Total debt securities	81,955	100%	75,493	100%

[1] Our grouping of debt securities by sector is based on the Global Industry Classification Standard and S&P Dow Jones Indices.

Debt Securities by Geography

The carrying value of our debt securities by geographic location is presented in the following table.

	December 31, 2024				December 31, 2023			
($ millions)	FVTPL debt securities	FVOCI debt securities	Total	% of Total	FVTPL debt securities	FVOCI debt securities	Total	% of Total
Debt securities by geography:								
Canada	34,472	3,614	38,086	46%	30,180	4,339	34,519	46%
United States	20,986	6,486	27,472	34%	20,111	6,266	26,377	35%
Europe	4,145	1,664	5,809	7%	3,892	1,470	5,362	7%
Asia	6,891	950	7,841	10%	5,440	900	6,340	8%
Other	1,612	1,135	2,747	3%	1,557	1,338	2,895	4%
Total debt securities	68,106	13,849	81,955	100%	61,180	14,313	75,493	100%

Our gross unrealized losses as at December 31, 2024 for FVTPL and FVOCI debt securities were $6,775 million and $508 million, respectively (December 31, 2023 - $6,119 million and $615 million, respectively). The increase in gross unrealized losses was largely due to the impact from rising interest rates.

Debt Securities by Credit Rating

Debt securities with a credit rating of "A" or higher represented 75% of the total debt securities as at December 31, 2024 (December 31, 2023 - 72%). Debt securities with a credit rating of "BBB" or higher represented 99% of total debt securities as at December 31, 2024 (December 31, 2023 - 99%).

The credit risk ratings in the following table were established in accordance with the internal rating process described in this MD&A under the heading K – Risk Management – 9 – Risk Categories – Credit Risk Management Governance and Control.

| ($ millions) | December 31, 2024 | | | | December 31, 2023 | | | |
	FVTPL debt securities	FVOCI debt securities	Total	% of Total	FVTPL debt securities	FVOCI debt securities	Total	% of Total
Debt securities by credit rating:								
AAA	13,381	4,410	17,791	22%	10,654	4,572	15,226	20%
AA	10,804	1,749	12,553	15%	9,632	1,453	11,085	15%
A	26,910	4,520	31,430	38%	23,523	4,653	28,176	37%
BBB	16,392	2,988	19,380	24%	16,872	3,210	20,082	27%
BB and lower	619	182	801	1%	499	425	924	1%
Total debt securities	68,106	13,849	81,955	100%	61,180	14,313	75,493	100%

3. Equities

The equity portfolio is well-diversified with approximately 67% of the portfolio invested in exchange-traded funds as at December 31, 2024 (December 31, 2023 - 62%). Exchange-traded fund holdings are primarily in the ISHARES CORE S&P 500 UCITS ETF and Tracker Fund of Hong Kong Ltd. The carrying value of equities by issuer geography as at December 31, 2024 is set out in the following table.

Equities by Issuer Geography

| ($ millions) | December 31, 2024 | | | | December 31, 2023 | | | |
	FVTPL equities	FVOCI equities	Total	% of Total	FVTPL equities	FVOCI equities	Total	% of Total
Equity securities:								
Canada	3,821	—	3,821	38%	3,081	—	3,081	43%
United States	2,600	74	2,674	27%	2,185	68	2,253	32%
Europe	373	—	373	4%	153	—	153	2%
Asia	3,079	—	3,079	31%	1,645	—	1,645	23%
Other	27	—	27	—%	6	—	6	—%
Total equity securities	9,900	74	9,974	100%	7,070	68	7,138	100%

Excluding exchange-traded funds and mutual funds, there were no issuers exceeding 1% of the equity portfolio as at December 31, 2024.

4. Mortgages and Loans

Our mortgage portfolio consisted almost entirely of first mortgages and our loan portfolio consisted of private placement loans.

Mortgages and Loans by Geography

The carrying value of mortgages and loans by geographic location is presented in the following table.[1]

| ($ millions) | December 31, 2024 | | | December 31, 2023 | | |
	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	9,402	12,560	21,962	9,377	12,924	22,301
United States	4,828	18,856	23,684	4,609	17,086	21,695
Europe	208	8,488	8,696	159	7,420	7,579
Asia	—	680	680	—	550	550
Other	—	2,597	2,597	—	2,475	2,475
Total mortgages and loans	14,438	43,181	57,619	14,145	40,455	54,600
% of Total invested assets	8%	23%	31%	8%	23%	31%

[1] The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor's parent.

As at December 31, 2024, our impaired mortgages and loans, net of allowances for losses, were $30 million (December 31, 2023 - $7 million).

Mortgage Portfolio

As at December 31, 2024, we held $14.4 billion of mortgages (December 31, 2023 - $14.1 billion). Our mortgage portfolio consists entirely of commercial mortgages, as presented in the following table.

($ millions)	December 31, 2024			December 31, 2023		
	Insured	**Uninsured**	**Total**	Insured	Uninsured	Total
Mortgages:						
Retail	—	2,567	2,567	—	2,558	2,558
Office	—	2,633	2,633	—	2,754	2,754
Multi-family residential	3,205	1,294	4,499	3,583	1,256	4,839
Industrial	—	3,683	3,683	—	2,954	2,954
Other	425	631	1,056	440	600	1,040
Total mortgages	**3,630**	**10,808**	**14,438**	4,023	10,122	14,145
% of Total mortgages	**25%**	**75%**	**100%**	28%	72%	100%

Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, and industrial properties. As at December 31, 2024, 31% of our commercial mortgage portfolio consisted of multi-family residential mortgages; there are no single-family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 54% as at December 31, 2024 (December 31, 2023 - 52%). While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation ("CMHC"). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.77 times. Of the $3.5 billion of multi-family residential mortgages in the Canadian commercial mortgage portfolio, 93% were insured by the CMHC.

The following tables summarize our mortgages by credit quality indicator:

($ millions)	December 31, 2024	As % of Total Mortgages	December 31, 2023	As % of Total Mortgages
Mortgages by credit rating:				
Insured	**3,630**	**25%**	4,023	28%
AAA	**—**	**—%**	7	—%
AA	**2,229**	**15%**	1,990	14%
A	**5,007**	**36%**	5,158	37%
BBB	**3,084**	**21%**	2,425	17%
BB and lower	**464**	**3%**	530	4%
Impaired	**24**	**—%**	12	—%
Total mortgages	**14,438**	**100%**	14,145	100%

Loan Portfolio

As at December 31, 2024, we held $43.2 billion of loans (December 31, 2023 - $40.5 billion). Private placement loans provide diversification by type of loan, industry segment and borrower credit quality. The private placement loan portfolio consists of senior secured and unsecured loans to large- and mid-market corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

The credit risk ratings in the following table were established in accordance with the internal rating process described in this MD&A under the heading K - Risk Management - 9 - Risk Categories - Credit Risk Management Governance and Control. As at December 31, 2024, 95% of our total loan portfolio is investment grade (December 31, 2023 - 95%).

($ millions)	December 31, 2024	As % of Total Loans	December 31, 2023	As % of Total Loans
Loans by credit rating:				
AAA	**165**	**—%**	180	—%
AA	**6,328**	**15%**	5,815	14%
A	**16,236**	**37%**	16,507	42%
BBB	**18,457**	**43%**	15,896	39%
BB and lower	**1,600**	**4%**	1,950	5%
Impaired	**395**	**1%**	107	—%
Total loans	**43,181**	**100%**	40,455	100%

The following tables summarize our loans by sector:

($ millions)	December 31, 2024	Loans	December 31, 2023	Loans
Loans by Sector:				
Corporate issued loans	35,780	83%	33,189	83%
Canadian provincial & municipal government	4,206	10%	4,179	10%
U.S. government & agency	2,314	5%	2,173	5%
Other foreign government	826	2%	855	2%
Canadian federal government	55	—%	59	—%
Total loans	43,181	100%	40,455	100%

5. Derivatives

The fair value of derivative assets held by the Company was $1,971 million, while the fair value of derivative liabilities was $2,077 million as at December 31, 2024 (December 31, 2023 - $2,183 million and $1,311 million, respectively).

We use derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies to reproduce permissible investments. Use of derivatives in these risk mitigation strategies does not mitigate all risk exposure; rather, they are used to keep us within our risk tolerance limits.

In addition to the general policies and monitoring, we use a variety of tools in counterparty risk management. Over-the-counter ("OTC") derivative transactions are executed under International Swaps and Derivatives Association ("ISDA") Master Agreements. A Credit Support Annex accompanies most of the ISDAs, which establish requirements for collateral.

Derivative Financial Instruments

The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are generally not exchanged.

($ millions)	December 31, 2024	December 31, 2023
Net fair value asset (liability)	(106)	872
Total notional amount	74,954	70,421
Credit equivalent amount[1]	1,347	1,594
Risk-weighted credit equivalent amount[1]	30	34

[1] Amounts presented are net of collateral received.

The net fair value of derivatives was a liability of $106 million as at December 31, 2024 (December 31, 2023 - asset of $872 million). The decrease in net fair value was driven by a decrease in foreign exchange contracts due to the depreciation of the Canadian dollar against the U.S. dollar.

The total notional amount of our derivatives increased to $75.0 billion as at December 31, 2024 (December 31, 2023 - $70.4 billion). The change in notional amount is mainly attributable to an increase in interest rate contracts used for duration matching.

Certain of our derivatives are designated in qualifying hedging relationships for accounting purposes, and represented $1.1 billion, or 1.5% of the total notional amount. Derivatives are designated in hedging relationships for accounting purposes to minimize accounting mismatches. These hedging relationships are documented at inception and hedge effectiveness is assessed on a quarterly basis.

Derivatives designated in qualifying hedging relationships for accounting purposes include foreign exchange agreements and equity forwards. We designate certain foreign exchange agreements in cash flow hedging relationships to manage foreign currency fluctuations associated with FVOCI assets. Additionally, we designate certain equity forwards in cash flow hedging relationships for anticipated payments of awards under certain stock-based compensation plans.

Credit Equivalent Amount

As the regulator of the Canadian insurance industry, OSFI provides guidelines to quantify the use of derivatives. The credit equivalent amount ("CEA"), a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts with a positive fair value plus an amount representing the potential future credit exposure.

The risk–weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.

($ millions)	December 31, 2024			December 31, 2023	
	Credit equivalent amount ("CEA")[1]	Risk weighted CEA[1]		Credit equivalent amount ("CEA")[1]	Risk weighted CEA[1]
Foreign exchange contracts	1,271	28		1,488	32
Interest rate contracts	24	1		58	1
Equity and other contracts	52	1		48	1
Total	1,347	30		1,594	34

[1] Amounts presented are net of collateral received.

Credit Default Swaps By Underlying Financial Instrument Credit Rating

Credit default swaps ("CDS") are derivative contracts that transfer credit risk related to an underlying referenced financial instrument from one counterparty to another. The purchaser receives protection against the decline in the value of the referenced financial instrument as a result of specified credit events such as default or bankruptcy. The Company sells credit protection through CDS to replicate credit exposure of an underlying reference security and enhance investment returns. The credit risk ratings of the underlying reference securities for single name contracts were established in accordance with the internal rating process described in section K - Risk Management - 9 - Risk Categories - Credit Risk Management Governance and Control.

The following table provides a summary of the credit default swap protection sold by credit rating of the underlying reference security.

($ millions)	December 31, 2024		December 31, 2023	
	Notional amount	Fair value	Notional amount	Fair value
Single name credit default swap contracts				
A	552	7	491	5
BBB	499	13	540	15
Total single name credit default swap contracts	1,051	20	1,031	20
Credit default swap index contracts	432	(10)	—	—
Total credit default swap contracts sold	1,483	10	1,031	20

Additional detail on our derivative portfolio by derivative type is provided in Note 6.A.v of our 2024 Annual Consolidated Financial Statements.

6. Investment Properties

As at December 31, 2024, we held $9.3 billion of investment properties (December 31, 2023 - $9.7 billion). The decrease in our investment property portfolio is predominantly driven by declines in market value, mainly in the office and U.S. industrial sectors, and property sales in Canada and the U.S.

Investment Properties by Type and Geography

($ millions)	December 31, 2024						
	Office	Industrial	Retail	Multi-family residential	Other	Total	% of Total by Geography
Canada	1,476	3,496	933	1,469	448	7,822	84%
United States	347	965	118	36	2	1,468	16%
Total	1,823	4,461	1,051	1,505	450	9,290	100%
% of Total by Type	20%	48%	11%	16%	5%	100%	

($ millions)	December 31, 2023						
	Office	Industrial	Retail	Multi-family residential	Other	Total	% of Total by Geography
Canada	1,558	3,318	921	1,468	668	7,933	82%
United States	476	1,046	232	34	2	1,790	18%
Total	2,034	4,364	1,153	1,502	670	9,723	100%
% of Total by Type	21%	45%	12%	15%	7%	100%	

7. Loss Allowance and Provision for Credit Losses

The balance of the total loss allowance was $88 million[1] as at December 31, 2024 (December 31, 2023 - $89 million) and the provision for credit losses increased by $4 million[1] for the year ended December 31, 2024 (increased by $14 million for the year ended December 31, 2023).

[1] For additional information, refer to Note 6 of our 2024 Annual Consolidated Financial Statements.

J. Capital and Liquidity Management

Capital and liquidity management is core to our business as an insurance company. We ensure adequate capital for the protection of our policyholders, Clients and creditors, while managing capital adequacy and allocation across our businesses for the benefit of our shareholders. In addition, we maintain strong financial flexibility by ensuring that sufficient liquid assets are available to cover our anticipated payment obligations and funding requirements. We invest in various types of assets with a view to matching them with liabilities of various durations.

The regulatory environments in which we operate are expected to evolve as governments and regulators work to develop the appropriate level of financial regulation required to ensure that capital, liquidity and risk management practices are sufficient to withstand severe economic downturns.

1. Capital

We have a capital risk policy designed to maintain a strong capital position and to provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with our businesses and to optimize shareholder return. Our capital risk policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength, or to allow the Company and its subsidiaries to take advantage of opportunities for expansion. Our capital base is structured to exceed minimum regulatory and internal capital targets and to maintain strong credit and financial strength ratings, while maintaining a capital-efficient structure. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdictions in which we operate. The capital of our foreign subsidiaries is managed on a local statutory basis in a manner commensurate with their individual risk profiles.

Sun Life, including all of its business groups, engages in a capital planning process annually in which capital deployment options, capital raising and dividend recommendations are presented to the Board of Directors ("Board"). Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to the Risk Committee on a quarterly basis. The Board is responsible for the approval of our annual capital plan and quarterly shareholder dividends.

The Company's capital risk policy establishes policies, operating guidelines and procedures that govern the management of capital. The capital risk policy is reviewed annually by the Risk Committee and any changes are approved by the Board. Our Corporate Capital and Risk Management functions are responsible for the development and implementation of the capital risk policy.

The Company's capital base consists mainly of common shareholders' equity. Other sources of capital include preferred shares and other equity instruments, non-controlling interests, equity in the participating account, CSM, subordinated debt issued by SLF Inc. and Sun Life Assurance, and certain other capital securities that qualify as regulatory capital. For Canadian regulatory purposes, our capital also includes innovative capital instruments issued by Sun Life Capital Trust.

The following table summarizes the sources of our capital and our capital position over the past two years. Notes 12, 13, 14 and 20 of our 2024 Annual Consolidated Financial Statements include additional details on our capital.

($ millions)	2024	2023
Subordinated debt	6,179	6,178
Innovative capital instruments[1]	200	200
Equity		
Preferred shares and other equity instruments	2,239	2,239
Common shareholders' equity[2]	23,318	21,343
Equity in the participating account	496	457
Non-controlling interests' equity	76	161
Total equity	26,129	24,200
Contractual Service Margin[3]	13,366	11,786
Total capital	45,874	42,364
Financial leverage ratio[3][4]	20.1%	21.5%

[1] Innovative capital instruments are presented net of associated transaction costs and consist of SLEECS, which were issued by Sun Life Capital Trust. SLEECS qualify as capital for Canadian regulatory purposes. However, under IFRS they are reported as Senior debentures in our Consolidated Financial Statements.
[2] Common shareholders' equity is equal to Total shareholders' equity less Preferred shares and other equity instruments.
[3] The calculation for the financial leverage ratio includes the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $10.3 billion as at December 31, 2024 (December 31, 2023 - $9.6 billion).
[4] Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

Our total capital consists of subordinated debt and other capital instruments, CSM, participating policyholders' equity, non-controlling interests and total shareholders' equity, which includes common shareholders' equity, preferred shares and other equity instruments.

Common shareholders' equity was $23.3 billion as at December 31, 2024 (December 31, 2023 - $21.3 billion), an increase of $2.0 billion in 2024 primarily due to common shareholders' net income and other comprehensive income, partially offset by dividends and a decrease from the repurchase and cancellation of common shares.

The table below provides the earliest par call and maturity dates for our subordinated debt, innovative capital instruments, preferred shares and other equity instruments outstanding as at December 31, 2024.

Description	Interest Rate	Earliest Par Call Date/ Redemption Date[1]	Maturity	Principal/ Face Amount ($ millions)
Subordinated Debt Issued by Sun Life Assurance				
6.30% Debentures, Series 2	6.30%	n/a	2028	150
Subordinated Debt Issued by SLF Inc.				
Series 2007-1[2]	5.40%	May 29, 2037	2042	400
Series 2020-1	2.58%	May 10, 2027	2032	1,000
Series 2020-2	2.06%	October 1, 2030	2035	750
Series 2021-1	2.46%	November 18, 2026	2031	500
Series 2021-2	2.80%	November 21, 2028	2033	1,000
Series 2021-3	3.15%	November 18, 2031	2036	500
Series 2022-1	4.78%	August 10, 2029	2034	650
Series 2023-1	5.50%	July 4, 2030	2035	500
Series 2024-1	5.12%	May 15, 2031	2036	750
Trust Units Issued by Sun Life Capital Trust				
SLEECS - Series B	7.093%	June 30, 2032	Perpetual	200
Class A Preferred Shares and Other Equity Instruments Issued by SLF Inc.				
Series 3	4.45%	Any time	Perpetual	250
Series 4	4.45%	Any time	Perpetual	300
Series 5	4.50%	Any time	Perpetual	250
Series 8R[3]	1.825%	June 30, 2025	Perpetual	155
Series 9QR[4]	Floating	June 30, 2025[6]	Perpetual	125
Series 10R[3]	2.967%	September 30, 2026	Perpetual	171
Series 11QR[5]	Floating	September 30, 2026[6]	Perpetual	29
Series 2021-1 - LRCN[7]	3.60%	June 30, 2026	2081	1,000

[1] The earliest date on which the Company has the option, but not the obligation, to call securities for redemption at their par value. Redemption of these securities is subject to regulatory approval.

[2] We are monitoring regulatory and market developments in Canada as it relates to legacy subordinated debt securities which reference the Canadian Dollar Offered Rate ("CDOR") and may, if necessary, at a future date, take appropriate action to reflect the replacement of CDOR.

[3] On the earliest redemption date and every five years thereafter, the dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus a spread specified for each series. The specified spread for Class A shares is: Series 8R - 1.41% and Series 10R - 2.17%. On the earliest redemption date and every five years thereafter, holders will have the right, at their option, to convert their shares into the series that is one number higher than their existing series.

[4] Holders of Series 9QR Shares will be entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%. Holders of the Series 9QR Shares will have the right, at their option, to convert their Series 9QR Shares into Series 8R Shares on June 30, 2025, and on June 30 every five years thereafter.

[5] Holders of Series 11QR Shares will be entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%. Holders of the Series 11QR Shares will have the right, at their option, to convert their Series 11QR Shares into Series 10R Shares on September 30, 2026, and on September 30 every five years thereafter.

[6] Redeemable on the redemption date and every five years thereafter, in whole or in part, at par, and on any other date at $25.50 per share.

[7] Series 2021-1 Notes bear interest at a fixed rate of 3.60% payable semi-annually until June 30, 2026. On June 30, 2026, and every five years thereafter until June 30, 2076, the interest rate on the Series 2021-1 Notes will be reset at an interest rate equal to the five-year Government of Canada yield, as defined in the prospectus, plus 2.604%. In case of non-payment of interest on or principal of the Series 2021-1 Notes when due, the recourse of each noteholder will be limited to that holder's proportionate share of the Limited Recourse Trust's assets. For more information about the LRCN, see Note 14.B of the 2024 Annual Consolidated Financial Statements.

The following table shows the number of common shares and stock options outstanding of SLF Inc. for the last two years.

Number of Common Shares Outstanding

(in millions)	2024	2023
Balance, beginning of year	584.6	586.4
Stock options exercised	0.8	1.0
Common shares repurchased and cancelled	(11.5)	(2.8)
Balance, end of year	573.9	584.6

Number of Stock Options Outstanding

(in millions)	2024	2023
Balance, beginning of year	3.4	3.6
Options issued	0.5	0.8
Options exercised, forfeited or expired	(0.8)	(1.0)
Balance, end of year	3.1	3.4

Under our Canadian Dividend Reinvestment and Share Purchase Plan ("DRIP"), Canadian-resident common and preferred shareholders may choose to have their dividends automatically reinvested in common shares of SLF Inc. and may also purchase common shares through our DRIP with cash. For dividend reinvestments, we may, at our option, issue common shares of SLF Inc. from treasury at a discount of up to 5% to the volume-weighted average trading price or direct that common shares be purchased on behalf of participants on the open market through the TSX and alternative Canadian trading platforms (collectively, the "Exchanges") at the market price. Common shares of SLF Inc. acquired by participants through optional cash purchases may also be issued from treasury or purchased through the Exchanges at SLF Inc.'s option, in either case at no discount. Commencing with the dividends payable on March 31, 2016 and until further notice, common shares purchased under the Plan were purchased on the open market. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.

SLF Inc. grants stock options to certain employees. These options are granted at the closing price of SLF Inc.'s common shares on the TSX on the grant date.

As at January 31, 2025, SLF Inc. had 572,857,568 common shares, 3,049,926 options to acquire SLF Inc. common shares, and 52,200,000 Class A Shares outstanding.

2. Capital Adequacy

OSFI has indicated that it will review the effectiveness of the LICAT guideline and update it to keep abreast of development in the life insurance industry and evolving risk measurement and management practices.

SLF Inc.

SLF Inc. is a non-operating insurance company and was subject to OSFI's LICAT guideline as at December 31, 2024. In accordance with this guideline, SLF Inc. manages its capital in a manner commensurate with its risk profile and control environment, and SLF Inc.'s regulated subsidiaries comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. SLF Inc.'s consolidated capital position is above its internal target. As at December 31, 2024, SLF Inc.'s LICAT ratio was 152%. For additional information, refer to section G - Financial Strength in this document.

Sun Life Assurance

Sun Life Assurance, SLF Inc.'s principal operating life insurance subsidiary in Canada, was subject to OSFI's LICAT guideline as at December 31, 2024. With a LICAT ratio of 146% as at December 31, 2024, Sun Life Assurance's capital ratio is well above OSFI's supervisory ratio of 100% and regulatory minimum ratio of 90%.

The LICAT guideline uses a risk-based approach for measuring specific life insurer risks and for aggregating the results to calculate the amount of a life insurer's regulatory required capital to support these risks. Certain of these risk components, along with available capital, are sensitive to changes in equity markets and interest rates as outlined in the section K - Risk Management of this document. For additional information, refer to section G - Financial Strength in this document.

The following table shows the components of SLF Inc.'s LICAT ratio for 2024 and 2023.

SLF Inc. LICAT Ratio

($ millions)	2024	2023
Capital resources		
Adjusted retained earnings and contributed surplus (including contractual service margin)	**26,164**	24,076
Adjusted accumulated other comprehensive income	**2,430**	771
Common and preferred shares	**10,431**	10,566
Innovative capital instruments and subordinated debt	**6,318**	6,348
Less:		
Goodwill	**4,788**	4,620
Non-life investments and other	**11,283**	10,668
Available capital	**29,272**	26,473
Surplus allowance and eligible deposits	**6,838**	6,165
Total capital resources	**36,110**	32,638
Capital requirements		
Credit, market and insurance risks	**26,196**	24,068
Less: Diversification and other credits	**5,497**	4,984
Segregated fund guarantee risk	**706**	719
Operational risk	**2,332**	2,139
Base solvency buffer	**23,737**	21,942
LICAT ratio	**152%**	149%

Foreign Life Insurance Companies

Foreign subsidiaries and foreign operations of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. Our operations maintained capital levels above the minimum local regulatory requirements during 2024 and 2023. Additional information on capital and regulatory requirements for our foreign subsidiaries and foreign operations is provided in SLF Inc.'s AIF under the heading Regulatory Matters.

As at December 31, 2024, we have two internal reinsurance arrangements with affiliated reinsurance companies, in Delaware and Michigan, relating to our closed block of individual universal life insurance products with no-lapse guarantee benefits issued in the U.S. The Delaware reinsurance structure was established in 2013 and finances excess U.S. statutory reserves for certain universal life policies issued between January 2000 and February 2006. The financing of U.S. statutory reserve requirements in excess of those required under IFRS for the Delaware reinsurance company is supported by a guarantee from SLF Inc. The Michigan reinsurance structure was established in 2007 for certain policies issued between March 2006 and December 2008. The entity was redomesticated from Vermont to Michigan in 2020. Under the Michigan reinsurance structure, the related excess U.S. statutory reserve requirements are similarly supported by a guarantee from SLF Inc.

3. Shareholder Dividends

The declaration, amount and payment of dividends by SLF Inc. is subject to the approval of our Board and is dependent on our results of operations, our reported net income, financial condition, cash requirements and contractual restrictions. Capital management activities, as well as regulatory considerations and macro-economic factors including the economic outlook for the jurisdictions in which we do business, are also considered along with other factors. The Board reviews the level of dividends on a quarterly basis.

A regular and appropriate level of dividend payout and growth provides a stable source of return to common shareholders.

We target an underlying dividend payout ratio of between 40% and 50% based on underlying EPS.

During 2024, our dividend payout ratio to common shareholders based on our underlying EPS basis was 49% and on reported EPS was 62%.

Total common shareholder dividends declared in 2024 were $3.24 per share, compared to $3.00 in 2023.

Dividends declared

Amount per share	**2024**	2023	2022
Common shares	**3.24**	3.00	2.76
Class A preferred shares			
Series 3	**1.112500**	1.112500	1.112500
Series 4	**1.112500**	1.112500	1.112500
Series 5	**1.125000**	1.125000	1.125000
Series 8R[1][2]	**0.456250**	0.456250	0.456250
Series 9QR[3]	**1.550162**	1.504236	0.701122
Series 10R[1][4]	**0.741750**	0.741750	0.741750
Series 11QR[5]	**1.740682**	1.694235	0.891122

[1] On the earliest redemption date and every five years thereafter, the dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class A shares is: Series 8R - 1.41% and Series 10R - 2.17%. On the earliest redemption date and every five years thereafter, holders will have the right, at their option, to convert their shares into the series that is one number higher than their existing series.

[2] The dividend rate was reset on June 30, 2020 to a fixed annual dividend rate of 1.825% until the earliest redemption date June 30, 2025.

[3] Holders of the Series 9QR Shares are entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 1.41%. Holders of the Series 9QR Shares will have the right, at their option, to convert their Series 9QR Shares into Series 8R Shares on June 30, 2025 and on June 30 every five years thereafter.

[4] The dividend rate was reset on September 30, 2021 to a fixed annual dividend rate of 2.967% until the earliest redemption date September 30, 2026.

[5] Holders of the Series 11QR Shares are entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus 2.17%. Holders of the Series 11QR Shares will have the right, at their option, to convert their Series 11QR Shares into Series 10R Shares on September 30, 2026 and on September 30 every five years thereafter.

4. Principal Sources and Uses of Funds

Our primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Excess cash flows generated from operating activities are generally invested to support future payment requirements. We also raise funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs.

As at December 31, 2024, we maintained net cash, cash equivalents and short-term securities totaling $13.7 billion. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts that support short-term payment obligations.

Net cash, cash equivalents and short-term securities increased $0.5 billion. The table below outlines our principal sources and uses of cash.

($ millions)	**2024**	2023
Net cash and cash equivalents, beginning of period	**11,170**	9,372
Cash flows provided by (used in):		
Operating activities	**2,532**	5,612
Investing activities	**(337)**	(559)
Financing activities	**(3,882)**	(3,086)
Changes due to fluctuations in exchange rates	**471**	(169)
Increase (decrease) in cash and cash equivalents	**(1,216)**	1,798
Net cash and cash equivalents, end of period	**9,954**	11,170
Short-term securities, end of period	**3,744**	2,003
Net cash, cash equivalents and short-term securities, end of period	**13,698**	13,173

5. Liquidity

We generally maintain an overall asset liquidity profile that exceeds requirements to fund insurance contract liabilities under prescribed adverse liability demand scenarios. To strengthen our liquidity further, we actively manage and monitor our:

- Capital levels
- Asset levels
- Matching position
- Diversification and credit quality of investments
- Cash forecasts and actual amounts against established targets

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.'s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

SLF Inc. (the ultimate parent company) and its wholly-owned holding companies had $1.4 billion in cash and other liquid assets[1] as at December 31, 2024. See section G - Financial Strength and M - Non-IFRS Financial Measures in this document for more information.

We maintain various credit facilities for general corporate purposes, as set out in the table below. Unless otherwise noted, all amounts are in Canadian dollars.

($ millions)	December 31, 2024				December 31, 2023					
Credit Facility		Amount		Utilized	Expiry		Amount		Utilized	Expiry
Committed	US $	500	US $	11	2028	US $	400	US $	11	2025
Committed	US $	1,400	US $	1,126	2025	US $	1,710	US $	1,384	2024
Committed	$	500	$	500	2025	$	500	$	500	2025
Uncommitted	US $	100	US $	—	n/a	US $	100	US $	—	n/a
Uncommitted	$	179	$	103	n/a	$	229	$	95	n/a
Uncommitted	US $	25	US $	1	n/a	US $	25	US $	3	n/a

The agreements relating to our committed credit facilities contain typical covenants for investment grade companies regarding solvency, credit ratings and financial strength, all of which were met as at December 31, 2024. These covenants include, but are not limited to, the maintenance of total equity by SLF Inc. of at least $12 billion, tested as of the last day of each fiscal quarter. SLF Inc.'s total equity was $26.1 billion as at December 31, 2024.

Our failure to comply with the covenants under the committed credit facility would, subject to grace periods in the case of certain covenants, result in an event of default. This could require us to repay any outstanding borrowings or to cash collateralize letters of credit under the facility. A failure by SLF Inc. (or any of its subsidiaries) to pay an obligation due for an amount exceeding $250 million would also result in an event of default under the committed credit facility described above.

Based on our historical cash flows and liquidity management processes, we believe that the cash flows from our operating activities will continue to provide sufficient liquidity for us to satisfy debt service obligations and to pay other expenses as they fall due.

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[1] This is a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in this document.

K. Risk Management

1. Risk Management Framework

The Company has an established Risk Management Framework ("Risk Framework") approved by the Board that sets out the components of our risk programs and explains how they operate together in conducting business activities. The risks that arise when providing products and services to Clients, which are in line with our Purpose to help our Clients achieve lifetime financial security and live healthier lives, are managed within these protocols and programs. Effective risk management is critical to the overall profitability, competitive market positioning, organizational resilience and long-term financial viability of the Company. While all risks cannot necessarily be eliminated or known with certainty, the Risk Framework seeks to ensure that risks to a business undertaking are appropriately managed to achieve the Company's business objectives over time and are not expected to exceed the pre-established boundaries for risk taking. The Risk Framework, corporate strategy and business objectives are all aligned to each other, and the risk management protocols and programs are embedded within every business segment.



2. Risk Governance and Accountabilities

Our Risk Framework sets out lines of responsibility and authority for risk-taking, governance and control. These governance requirements are summarized below.

Risk Management Governance Structure

The Board and Management Committees as well as the risks that they oversee are highlighted below.

Board Governance and Oversight

Business and Strategic Risk	Credit Risk	Market Risk	Insurance Risk	Liquidity Risk	Operational Risk
Board of Directors					
Risk Committee	Risk Committee, Governance Committee	Risk Committee	Risk Committee	Risk Committee	Risk Committee, Audit Committee, Management Resources Committee, Governance Committee
Executive Risk Committee					
Senior Management Committee Governance and Oversight					
Executive Risk Committee	Investment & Credit Risk Committee	Corporate Asset Liability Management Committee	Insurance Risk Committee	Corporate Asset Liability Management Committee	Operational Risk & Compliance Committee
Business Group Risk and Oversight					

Board of Directors

The Board and its committees are responsible for ensuring the governance of all risks across the enterprise and have primary responsibility for ensuring risk management frameworks, policies, programs and practices are in place. By approving our Risk Framework, Risk Appetite Policy, Capital Risk Policy and Capital and Liquidity Management Framework and providing ongoing oversight of the risk management programs, the Board monitors that key risks are appropriately identified and managed. Business and strategic risk is overseen through review and approval of the Business and Strategic Plans, and the Board regularly discusses key themes, issues and risks arising in connection with the design or implementation of these plans.

The Risk Committee is a standing committee of the Board whose primary functions are to assist the Board with oversight of current and emerging risks enterprise-wide, and of the Risk Management function to ensure that management has in place programs, policies, processes and controls designed to identify and effectively manage the significant risks to which the Company is exposed and has sufficient capital to underpin those risks. It reviews and approves all risk management frameworks and policies and reviews compliance with those frameworks and policies. In addition, where the Board has delegated risk oversight to other committees of the Board ("Board Committees"), the Risk Committee provides the Board with an integrated view of oversight of risk management across all Board committees. The Risk Committee regularly monitors the Company's risk profile to ensure it is within the agreed risk appetite and that the Company's capital position exceeds regulatory capital requirements, and monitors and recommends to the Board for approval, the specific risk limits allocated to the businesses and the annual Capital Plan. The Risk Committee also oversees risk management activities of our subsidiaries and joint ventures under the Company's management control and risks posed to the Company through its other joint ventures.

The Governance Committee of the Board is responsible for assisting the Board in overseeing (i) the development of effective corporate governance guidelines and processes, including those addressing the effectiveness of the Board and its committees and director succession planning and recruitment; (ii) the Company's Investment Plan and investment performance, including investment practices, procedures and controls related to the management of the general fund investment portfolio; (iii) sustainability matters including the Company's Sustainability Policy, Sustainability Strategy (including the development of a Climate Transition Plan) and Sustainability Report; and (iv) compliance and compliance management programs, including compliance with legal and regulatory requirements, the identification and management of compliance risk, and the development of policies and processes to sustain ethical behaviour. The Committee also serves as the conduct review committee of Sun Life and the conduct review committee for certain subsidiaries of Sun Life that are federally regulated

financial institutions in accordance with applicable provisions of the *Insurance Companies Act* (Canada) and *Trust and Loan Companies Act* (Canada).

The Audit Committee of the Board is responsible for assisting the Board in (i) overseeing the integrity of financial statements, disclosures and related information provided to shareholders and other stakeholders, as well as regulatory, tax and litigation matters; (ii) overseeing the compliance with financial regulatory requirements, adequacy and effectiveness of the internal controls implemented and maintained by management; (iii) reviewing and approving the annual internal audit plan, and reviewing the Chief Auditor's quarterly reports on the effectiveness of the Company's internal controls; (iv) reviewing the External Auditor's findings reports and assessing the qualifications, independence and performance of the External Auditor; and (v) reviewing the mandate, resourcing, objectives and succession plans for the Chief Actuary, Chief Auditor and Chief Financial Officer.

The Management Resources Committee of the Board is responsible for assisting the Board with oversight of succession planning for senior executive positions and programs to effectively attract, retain, develop and reward employees. It provides guidance to management on advancing the talent agenda to achieve strategic objectives and foster the Company's culture. The Committee reviews incentive designs and governance of material incentive programs against alignment with business objectives and avoiding excessive risk taking. It reviews the implications of key enterprise risks, including people and culture risks pertaining to compensation design and human resources practices. In addition, the Committee reviews compensation matters, including the remuneration of executives who have a material impact on the risk exposure of the Company.

Senior Management Committees

The Executive Risk Committee ("ERC") provides executive management oversight of the Company's enterprise risk management activities. This includes the review and articulation of the risk appetite and overseeing that the risk profile is within the agreed risk appetite. ERC also oversees that there are policies, processes and controls in place to identify and effectively manage the significant risks. This is done in accordance with the risk appetite and the overall objective of promoting a balanced business and product model to achieve agreed upon risk-adjusted returns and allocate capital accordingly.

The Investment & Credit Risk Committee is responsible for reviewing critical matters related to the on-going management of the Company's General Fund. Accordingly, the Committee is responsible for overseeing, monitoring and reviewing current and potential credit and investment risk exposures, other credit and investment risk management issues and future credit and investment risk management strategies.

The Corporate Asset Liability Management Committee is responsible for providing oversight and input on the Asset Liability Management framework, policies, guidelines, limits, measurement and performance assessment applicable to the management of market and liquidity risks, as well as providing oversight of asset liability management and hedging strategy changes.

The Operational Risk & Compliance Committee is responsible for providing oversight of the Company's operational and compliance risk management practices, current and emerging operational risk exposures, and the processes to ensure ongoing identification of major operational and compliance risks facing the Company.

The Insurance Risk Committee is responsible for providing oversight and direction on insurance risk exposures facing the Company and to ensure that effective insurance risk management practices and controls are in place. This includes reviewing the current and emerging insurance risk profile; engaging in review of topical insurance, reinsurance, underwriting, claims and medical risk issues; and reviewing and recommending changes to the insurance risk appetite measurement methodology.

Accountabilities

Primary accountability for risk management is delegated by the Board to our Chief Executive Officer ("CEO"). The CEO further delegates responsibilities throughout the Company through management authorities and responsibilities. The CEO delegates accountability for the various classes of risk management to our executive officers, who are accountable for ensuring that the management of risk in the scope of their business accountability is in accordance with the Board approved Risk Framework, Risk Appetite Policy and risk management frameworks and policies.

3. Risk Universe

As a large financial services organization operating in a complex industry, the Company encounters a variety of risks. We face risks in formulating our business strategy and business objectives, in carrying on our business activities in the pursuit of our strategy and objectives, and from external factors. The Risk Framework structures key and emerging risks into a robust, global risk taxonomy comprised of six categories: business and strategic, credit, market, liquidity, insurance and operational risks. The Risk Framework sets out the core processes used to identify, measure, manage, monitor and report risks. The Risk Framework sets out both qualitative and quantitative measures and processes to control the risk the Company will bear in respect of each of these categories of risk and in aggregate.

4. Risk Appetite

Our Risk Appetite Policy defines the amount and type of risk we are willing to accept in pursuit of our business objectives, and is approved by the Board. It is forward-looking and our Strategic Plan, Capital Plan, Business Plan and business objectives are established within its boundaries.

The Company's risk appetite seeks to balance the various needs, expectations, risk and reward perspectives and investment horizons of all stakeholders. In particular, our risk appetite supports the pursuit of shareholder value while ensuring that the Company's ability to pay claims and fulfill policyholder and Client commitments is not compromised.

Our risk appetite is the primary mechanism for operationalizing our risk philosophy and the boundaries of permissible risk-taking across the enterprise. Our risk appetite supports the objective of maintaining adequate capital, managing earnings volatility, managing operational risk

and managing liquidity. To accomplish this, our risk appetite includes a wide array of qualitative and quantitative standards that reflect the Company's overall risk management principles and values.

We are generally comfortable accepting diversifiable risks where we are capable of using risk pooling to create liability portfolios with relatively low volatility. We take risk where we have internal expertise such as actuarial, underwriting, claims management, investment, risk management and distribution or where reinsurance partners are able to supplement our internal expertise. We prefer risks that arise across various dimensions, including products, geographies (intra-national and international), distribution channels and asset classes in order to maximize diversification benefits.

Our Risk Appetite Policy sets out multiple constraints which define the aggregate level of risk that the Company is willing to accept. We translate our risk appetite constraints into specific risk limits by risk class and business segment. Our risk profile is measured, managed and monitored regularly to ensure that we operate within our risk appetite. Our risk appetite limits are revised periodically to reflect the risks and opportunities inherent in our evolving business strategies and operating environment.

5. Risk Management Policies

In order to support the effective communication, implementation and governance of our Risk Framework, we have codified our processes and operational requirements into a comprehensive series of risk management frameworks, policies and operating guidelines. These frameworks, policies and guidelines promote the application of a consistent approach to managing risk exposures across our global business platform. The Board and Board Committees regularly review and approve significant changes to risk management frameworks and policies and regularly review management's reporting and attestation on compliance to these frameworks and policies.

6. Risk Management Process

All business segments employ a common approach to identify, measure, manage, monitor and report risks. The risk management process as set out in our Risk Framework is described below:

Risk Identification

Business segments have accountability for identifying and managing risks facing their business. We have a process to identify and monitor key and emerging risks that may have a material impact on our finances, operations or reputation. We evaluate potential correlations and inter-connections between various risk events and categories, and monitor key and emerging risks, emerging regulatory and rating agency requirements, or industry developments and various research reports.

Risk Measurement

Risk measurement involves determining and evaluating potential risk exposures and includes a number of techniques, including:
   - Key risk indicators
   - Probability-severity assessments
   - Stress testing (including sensitivity and scenario analysis)
   - Reverse stress testing
   - Stochastic modelling
Risk measures are expressed in quantitative and qualitative terms.

A robust stress testing program forms an essential component of the Company's risk management program used to measure, monitor, understand and mitigate the Company's risk exposures and to ensure ongoing capital adequacy under plausible stress events. Stress testing is performed on key metrics such as earnings, regulatory capital ratios and liquidity to identify and monitor potential vulnerabilities to key risk drivers and ensure that the Company is operating within its risk appetite.

We develop and test a range of scenarios based on our internal assessment and regulatory guidance. Emerging risks are one of the inputs to determine stress test scenarios.
   - *Sensitivity testing* is conducted on a regular basis and measures the earnings and regulatory capital and liquidity impacts from changes in underlying risk factors, assuming that there are no changes to any of the other risk factors. Sensitivity testing is performed for individual risks and for consolidated risk exposures at different levels of stress and at various levels of aggregation.
   - *Scenario testing* involves changes to a number of risk factors to assess the impact of and interaction between these risk factors. These scenarios include integrated scenario testing, reverse scenario testing and key assumption sensitivity testing.
   - *Financial Condition Testing ("FCT")*, as prescribed by the Canadian Institute of Actuaries, is used to satisfy requirements under the Canadian insurance Company Act, and OSFI regulations. Through stress testing selected adverse scenarios, the main objectives of FCT is to identify possible threats to our financial condition and the corrective management actions to mitigate those threats.

Risk Management

Risk management decisions are formed by evaluating whether the assessed risk for a business activity aligns with our risk appetite and meets the objective of risk-adjusted returns.

Risk Monitoring

Monitoring processes include oversight by the Board, which is exercised through Board Committees and Senior Management committees described in the Risk Governance and Accountabilities section in this document.

Risk Reporting

At least on a quarterly basis, the Senior Management committees, Board Committees and the Board review reports that summarize our risk profile against the Board approved risk appetite, including the exposures across our principal risks, any changes in risk trends, forward-looking view of risks and emerging risks. These committees also review the effectiveness of the risk management strategies presented in the reports. On a regular basis, the Board and the Board Committees review and approve any significant changes to risk management frameworks and policies for the management of risk and review compliance with these frameworks and policies.

7. Three Lines of Defence

The Company's risk governance allocates accountability and functional responsibilities through the adoptions of the Three Lines of Defence ("LOD") model to ensure appropriate oversight. This segregation of responsibility helps to establish a robust control framework that promotes transparent and independent challenge of all risk-taking activities, and that encourages all functions to engage in self-critical examination to foster continuous improvement of the management of risk in our business.

The **first LOD** is represented by the business segment management who own the risks that are intrinsic to the business and have the primary responsibility to identify, measure, manage, monitor and report these risks. Some of the first LOD risk related responsibilities include:
- Identification of key and emerging risks;
- Manage, measure, monitor and report on risk within their business operations;
- Accountability for business results and the risks taken to achieve business results and the resulting impact of those risks; and
- Operating within risk appetite and according to risk management frameworks and policies;
- Cultivating a strong risk corporate culture.

The **second LOD** includes the Chief Risk Officer ("CRO") and heads of the oversight functions who are responsible for providing independent oversight of our Company-wide risk management programs. The CRO is responsible for developing our Risk Framework and Risk Appetite Policy, and for overseeing the development and implementation of risk management strategies aimed at optimizing the risk-return profile of the Company. The CRO is supported by a network of business segment risk officers. The functional heads support the CRO in the implementation and communication of our Risk Framework and Risk Appetite Policy. Some of the key second LOD risk related responsibilities include:
- Establishment of the risk management framework and policies;
- Providing oversight and effective independent challenge of first LOD; and
- Independent reporting to Senior Management committees and the Board of Directors on the level of risk against risk appetite.

The **third LOD** responsibilities are distinct from first and second LOD responsibilities. The Internal Audit function is the third LOD and is responsible for providing independent assurance to Senior Management and the Board and/or Board Committees on the design and operational effectiveness of the risk management practices and internal controls carried out by first LOD and second LOD. Internal Audit provides a quarterly opinion on the effectiveness of internal controls, risk management and governance processes to the Audit Committee of the Board. In addition, the Risk Committee may engage third-party independent reviews to supplement the third LOD review of the effectiveness of the Company's risk management programs.

8. Culture and Philosophy

We have built a strong corporate culture reflected in our core values of being Caring, Authentic, Bold, Inspiring and Impactful. These values set the tone and guide our high business standards, integrity and ethical behaviour, respect, and commitment to doing the right thing for our Clients.

The Board establishes the "tone from the top" and is accountable to ensure that the CEO and Senior Management create and sustain a culture of integrity throughout the organization. We work together through our focus on long-term, sustainable and resilient thinking to maximize our positive impact and ensure the resiliency of our organization, in support of our Purpose of helping our Clients to achieve lifetime financial security and to live healthier lives.

A key premise of our culture management framework is that everyone has an important role to play in preserving and enhancing our culture, which includes managing the Company's risks. In order to support employees in fulfilling their role in managing the Company's risks, we have taken action to ensure our risk protocols and procedures are well defined and embedded in our day-to-day business activities, assess that appropriate resources and training are provided, establish and communicate a common risk philosophy and a high bar for integrity and conduct, and encourage every employee to openly identify risk exposures and communicate escalating risk concerns. The following elements support our culture:
- Setting core values to guide decision making
- Establishing tone from the top;
- Encouraging transparency in risk-taking;
- Performing effective challenge in conducting business decisions;
- Aligning incentives and risk management practices;
- Effectively communicating culture expectations;
- Establishing clear accountabilities; and
- Promoting ongoing resiliency

Risk Management is embedded in the enterprise's culture, which encourages ownership and responsibility for risk management at all levels. Our compensation programs are aligned to the organization's risk management practices through our governance structure for the design and approval of incentive compensation plans and processes used to support the alignment of compensation and risk management. We continuously reinforce and embed the accountability for risk management through communication and training on risk management at various forums and across various levels through training on the Code of Conduct annually, reinforcing accountability through performance reviews and compensation, continually monitoring processes and outcomes that drive expected behaviours, and through defining roles, responsibilities and expectations in the risk management frameworks and policies.

The Company's risk philosophy includes the following core principles:

Strategic Alignment

Our corporate strategy and business objectives are required to be established within the boundaries and prescriptions set out in the Risk Framework and the Risk Appetite Policy. This requires us to consider whether a business activity, intended to achieve the business and financial objectives, will result in a risk profile that we are willing to accept and which we are prepared to manage. We have established a range of explicit risk appetite constraints that we apply to all acceptable risks. Business and strategic risk is managed through our strategic and business planning process and through controls over the implementation of these Strategic and Business Plans. Risks associated with activities outside our risk appetite or outside the acceptable defined risks are avoided.

Capital and Liquidity Management

Maintaining adequate capital is essential to the continued operations of the Company and Subsidiaries. We assess and forecast capital adequacy on an on-going basis to operate in a safe and sound manner and to maintain adequate capital in relation to the risks associated with our business activities and strategy. Capital adequacy is assessed across all our businesses using the annual strategy and business planning processes and the annual ORSA process and is monitored on a regular basis. The level of capital adequacy risk accepted by the Company and Subsidiaries is required to be prudent and consistent with the principles, frameworks and policies outlined in the Risk Management Framework and Risk Appetite Policy. Capital adequacy risk is mitigated through adherence to risk management frameworks, policies and processes.

Maintaining adequate liquidity is critical to the protection of our policyholders, Clients and creditors and to maintaining ratings and access to capital markets.

Client and Other Stakeholder Interests

Our Risk Appetite Policy considers the interests of a large number of key stakeholders, including Clients, shareholders, debt-holders, employees, regulators, distributors, rating agencies and other capital markets participants. The policy prescribes how to balance the needs, expectations, risk and reward perspectives, and investment horizons of these different stakeholders. The Business Plans and business strategies are independently tested validated to ensure that they operate within the boundaries and requirements set out in the Risk Framework and the Risk Appetite Policy, and the results of this testing validation are reported to the Board.

Effective risk management requires that objectives and incentives be aligned to ensure management's decisions are consistent with the Company's risk philosophy and risk appetite. Compensation programs for employees are approved by the Board and the Board Committees and are aligned with the Company's risk philosophy, values, business and risk management strategies, and the long-term interests of stakeholders. In establishing annual performance objectives, we consider risk management goals to ensure that business decisions are consistent with the desired risk and return profile of the Company.

Capability Alignment

We seek out profitable risk-taking opportunities in those areas where we have established risk management skills and capabilities. Conversely, we endeavour to avoid or transfer risks that are beyond our risk-taking capability. Our ability to measure and evaluate risks, the quality of our risk governance and control environment, the depth and quality of our risk responses and the robustness of our pricing strategies are particularly important capabilities that we assess.

Portfolio Perspective

In evaluating a particular risk, consideration is given to a portfolio perspective of risk and return including the explicit recognition of the impacts of diversification and concentration and how different risks interact with each other. This perspective is extended to the development of risk mitigation and pricing strategies, recognizing that often the most cost-effective way of managing risk involves utilizing available relationships already inherent in our businesses.

Risk–Adjusted Returns

Financial return metrics used to assess business activities are developed in consideration of the constraints set out in the Risk Appetite Policy, and reflect the expected costs of mitigation and the cost of risk capital required to support the risk taking activity.

Understanding and Managing Uncertainties

While many risks are relatively well understood and measurable, there are risks that do not lend themselves to traditional metrics. We refer to these as "uncertainties". These include geopolitical and environmental risks which are difficult to quantify and can have widespread contagion effects. It is important for the organization to not just analyse risks in silos but anticipate and prepare for uncertain events given the potential spillover of impacts onto other related risks. Rigorous and thoughtful table-top exercises should be convened as appropriate to understand the potential impacts and ramifications of plausible risk uncertainties and implement resiliency strategies.

Organizational Resilience

With various external challenges and increasing threats, it is key for the organization to maintain and enhance resiliency as a best practice. The capability to adapt in ever-changing conditions and a commitment to taking a resilient approach, are crucial in managing key vulnerabilities and delivering objectives in the face of business disruptions.

Culture

Culture is the sum of the shared assumptions, values and beliefs that create the unique character of an organization. Our culture encourages behaviour aligned with goals for long-term value creation. It defines the appropriate behaviour for any given situation, governs the interaction with Clients and affects how employees identify with the organization. Our culture has significant potential to impact our risk profile. An organization's culture impacts its ability to create value and to protect value. Maintaining the right balance of risk-taking and risk control activities is a key organizational capability and fundamental to our long-term sustainable success.

Long-Term, Sustainable and Resilient

Our risk philosophy addresses the Company's material economic, environmental and social impacts, and the opportunities and risks they present in delivering long-term value to the key stakeholders for the Company. We aspire to maximize our positive impact and ensure the resilience of our organization, in support of our Purpose of helping Clients achieve lifetime financial security and live healthier lives. Frameworks, policies, processes and controls are in place to identify and effectively manage significant risks to which we are exposed while operating within the Risk Appetite Policy.

9. Risk Categories

The text and tables in the following section of this MD&A include our disclosure on credit, market and liquidity risks in accordance with IFRS 7 Financial Instruments - Disclosures ("IFRS 7") and IFRS 17 Insurance Contracts, as well as a discussion on how we measure risk and our objectives, policies and methodologies for managing these risks. Disclosures in accordance with IFRS 7 and IFRS 17 are identified by a vertical line in the left margin of the page. The fact that certain text and tables are identified with a vertical line does not imply that these disclosures are of any greater importance than any other text or tables, and the Risk Management disclosure should be read in its entirely.

The disclosures in the Risk Management section of this document should be considered carefully together with other information in this MD&A and in the 2024 AIF, our Consolidated Financial Statements and other reports and materials that we file with securities regulators.

In this section, segregated funds include segregated fund guarantees, variable annuities and investment products, and includes Run-off reinsurance in U.S. IFM.

Our Risk Framework groups all risks into six major risk categories: market, insurance, credit, business and strategic, operational and liquidity risks.

i. Market Risk

Risk Description

We are exposed to market risk, which is defined as the risk that the value or future cash flows of insurance and investment contract liabilities or financial assets will fluctuate because of changes or volatility in market prices. Market risk includes equity, interest rate and spread, real estate, foreign currency, and inflation risks.

Market Risk Management Governance and Control

We employ a wide range of market risk management practices and controls as outlined below:
- Market risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
- Income and regulatory capital sensitivities are monitored, managed, and reported against pre-established risk appetite limits for equity, interest rate, credit spread, real estate and foreign currency risks.
- Comprehensive asset-liability management and hedging policies, programs and practices are in place.
- Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
- Product Design and Pricing Policy requires a detailed risk assessment and pricing provisions for material risks.
- Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse market movements.
- Insurance contract liabilities are established in accordance with IFRS.
- Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Specific market risks and our risk management strategies are discussed below in further detail.

Equity Risk

Equity risk is the potential for financial loss arising from declines or volatility in public or private equity market prices. We are exposed to equity risk from a number of sources.

We generate revenue in our asset management businesses and from certain protection and wealth contracts where fees are levied on account balances that are affected directly by equity market levels. Accordingly, we have further exposure to equity risk as adverse fluctuations in the market value of such assets will result in corresponding adverse impacts on revenue, income, the contractual service margin, and capital. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) in these businesses, and this may result in further adverse impacts on net income, the contractual service margin, and capital.

A portion of our exposure to equity risk arises in connection with benefit guarantees on segregated fund products, some participating insurance contracts, some adjustable insurance contracts, and some universal life contracts. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors, including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income, the contractual service margin, and capital.

We also have direct exposure to equity markets from the investments supporting other general account liabilities, surplus, and employee benefit plans. These exposures fall within our risk-taking philosophy and appetite, and are therefore generally not hedged.

Interest Rate and Spread Risk

Interest rate and spread risk includes the potential for financial loss arising from changes in the value of insurance and investment contract liabilities and financial assets due to changes or volatility in interest rates or spreads. In practice, when asset cash flows and the policy obligations they support are not matched, this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest rate or credit spread environments. This risk is managed in our asset-liability management program. Details of the asset-liability management program are discussed under the heading "Market Risk Management Strategies" in section K - Risk Management in this document.

Our primary exposure to interest rate and spread risk arises from insurance and investment contracts that contain guarantees in the form of minimum crediting rates, maximum premium rates, settlement options, guaranteed annuitization options and minimum benefits. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. Exposure to guarantees is managed within our risk appetite limits through our asset-liability management program, which may include the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps, futures and swaptions. The impact of these guarantees on net income, contractual service margin, and capital are included in the disclosed market risk sensitivities.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain protection and wealth products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies.

- Increases in interest rates or widening credit spreads may increase the risk that policyholders will surrender their contracts, potentially forcing us to liquidate assets at a loss. While we have established hedging programs in place and our protection and wealth products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of changes in interest rates or spreads.
- Declines in interest rates or narrowing spreads can result in compression of the net spread between interest earned on investments and interest credited to policyholders, increased asset calls, mortgage and structured security prepayments, and net reinvestment of positive cash flows at lower yields, and therefore can adversely impact our profitability and financial position.
- Negative interest rates may additionally result in losses on our cash and short-term deposits and low or negative returns on our fixed income assets impacting our profitability.
- A sustained low interest rate environment may additionally adversely impact our net income, CSM, capital, and our ability to implement our business strategy and plans. This may be realized through lower sales, less profitable new business, changes in the pattern of redemptions on existing policies, among other impacts.

We also have direct exposure to interest rates and spreads from investments supporting other general account liabilities, surplus and employee benefit plans. Higher interest rates or wider spreads will reduce the value of our existing assets. Conversely, lower interest rates or a narrowing of spreads will result in reduced investment income on new fixed income asset purchases. These exposures fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

Real Estate Risk

Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from, our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions.

Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures.

We hold real estate investments that support general account liabilities and surplus, and fluctuations in value will affect our net income, CSM, and capital. A material and sustained increase in interest rates may lead to deterioration in real estate values.

Foreign Currency Risk

Foreign currency risk is the result of mismatches in the currency of our assets and liabilities (inclusive of capital), and cash flows. This risk may arise from a variety of sources such as foreign currency transactions and services, foreign currency hedging, investments denominated in foreign currencies, investments in foreign subsidiaries and net income from foreign operations. Changes or volatility in foreign exchange rates, including a change to currencies that are fixed in value to another currency, could adversely affect our net income, contractual service margin and capital.

As an international provider of financial services, we operate in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which we operate, we generally maintain the currency profile of assets to match the currency of liabilities and required capital. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign currency derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with our Asset Liability Management Policy. As at December 31, 2024 and December 31, 2023, the Company did not have a material foreign currency risk exposure.

Changes in exchange rates can affect our net income and surplus when financial results in functional currencies are translated into Canadian dollars. Net income earned outside of Canada is generally not currency hedged and a weakening in the local currency of our foreign operations relative to the Canadian dollar can have a negative impact on our net income reported in Canadian currency. A strengthening in the local currency of our foreign operations relative to the Canadian dollar would have the opposite effect. Regulatory capital ratios could also be impacted by changes in exchange rates.

Inflation Risk

Inflation risk is the potential for financial loss arising from changes in inflation rates. This risk results from insurance contract liabilities that are linked to market measures of inflation such as the Consumer Price Index. The primary sources for this risk exposure are from certain group and retail annuity contracts and group long term disability contracts. In these contracts, the annuity and disability benefit payments may be linked to an indexing formula containing an inflation price index. Benefit payments linked to inflation indices may also include various caps, floors and averaging mechanisms that vary across product designs.

Exposure to inflation risk is managed within our asset-liability management program, primarily by investing in inflation linked assets to match liability exposures.

The impact of inflation on general account expenses is discussed under the heading "Expense Risk" in section K - Risk Management in this document.

Market Risk Sensitivities

We utilize a variety of methods and measures to quantify our market risk exposures. These include duration management, key rate duration techniques, convexity measures, cash flow gap analysis, scenario testing, and sensitivity testing of earnings and regulatory capital ratios versus risk appetite limits.

The measurement of liabilities and assets are affected by the level of equity market performance, interest rates, credit and swap spreads and other market risk variables. The following sections set out the estimated immediate impact on, or sensitivity of, our net income[1], contractual service margin, OCI and SLF Inc.'s LICAT ratio to certain instantaneous changes in market variables as at December 31, 2024 and December 31, 2023.

The estimated sensitivities in the tables below reflect the impact of market movements on insurance contracts and investment contracts, assets backing insurance contracts, assets backing investment contracts, assets backing the surplus segment, and seed investments in our asset management subsidiaries.

Net income sensitivities to equity and real estate market movements are driven primarily by changes in the value of investments backing general account liabilities and surplus. Net income sensitivities to interest rates and spreads are driven by the net impact on liabilities and the assets backing them. Lower interest rates or a narrowing of spreads will result in increased liabilities for insurance contracts, offset by increased values of the assets backing general liabilities. Higher interest rates or a widening of spreads will result in decreased liabilities for insurance contracts, offset by decreased values of the assets backing general account liabilities. Further detail on the impact of changes or volatility in market prices on assets and liabilities is provided under the headings "Equity Risk", "Interest Rate and Spread Risk", and "Real Estate Risk" above.

OCI sensitivities are impacted by changes in the market value of assets classified as FVOCI. The market value of FVOCI fixed income assets, which are held primarily backing surplus, investment contracts and CSM liabilities, increases with lower interest rates or a narrowing of spreads, and decreases with higher interest rates or widening of spreads.

As these market risk sensitivities reflect an instantaneous impact on net income, CSM, OCI and SLF Inc.'s LICAT ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

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[1] Net income in section K - Risk Management in this document refers to common shareholders' net income.

Private and Public Equity Market Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of, our net income, CSM, OCI and SLF Inc.'s LICAT ratio to certain instantaneous changes in public or private equity market prices as at December 31, 2024 and December 31, 2023. The sensitivities shown outline the impact of the same percentage increase or decrease applied to each of private equity and public equity. About 60% of our expected net income sensitivity to changes in equity markets is driven by investments in private equity.

($ millions, unless otherwise noted)				As at December 31, 2024
Change in Private and Public Equity Markets[1][2][3]	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income (after-tax)	(550)	(225)	225	575
Potential impact on CSM (pre-tax)	(775)	(300)	275	650
Potential impact on OCI[4]	—	—	—	—
Potential impact on LICAT ratio[5]	2.0% point decrease	0.5% point decrease	0.5% point increase	1.0% point increase

($ millions, unless otherwise noted)				As at December 31, 2023
Change in Private and Public Equity Markets[1][2][3]	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income (after-tax)	(400)	(175)	175	425
Potential impact on CSM (pre-tax)	(625)	(250)	250	600
Potential impact on OCI[4]	—	—	—	—
Potential impact on LICAT ratio[5]	3.0% point decrease	1.0% point decrease	1.0% point increase	2.5% point increase

[1] Represents the respective change across all equity exposures as at December 31, 2024 and December 31, 2023. Due to the impact of active management, basis risk, and other factors, realized sensitivities may differ significantly from expectations. Sensitivities include the impact of re-balancing equity hedges for hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

[2] The market risk sensitivities include the estimated impact of our hedging programs in effect as at December 31, 2024 and December 31, 2023, and include new business added and product changes implemented prior to such dates.

[3] Net income, CSM and OCI sensitivities have been rounded in increments of $25 million. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.

[4] The market risk OCI sensitivities exclude the impact of changes in the defined benefit obligations and plan assets.

[5] The LICAT sensitivities illustrate the impact on SLF Inc. as at December 31, 2024 and December 31, 2023. LICAT ratios are rounded in increments of 0.5%.

Interest Rate Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of, our net income, CSM, OCI and SLF Inc.'s LICAT ratio to certain instantaneous changes in interest rates as at December 31, 2024 and December 31, 2023.

($ millions, unless otherwise noted)	As at December 31, 2024		As at December 31, 2023	
Change in Interest Rates[1][2][3]	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income (after-tax)	(50)	25	(25)	50
Potential impact on CSM (pre-tax)	150	(150)	75	(75)
Potential impact on OCI[4]	200	(200)	200	(200)
Potential impact on LICAT ratio[5]	2.5% point increase	2.0% point decrease	1.5% point increase	1.5% point decrease

[1] Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2024 and December 31, 2023 with no change to the ultimate risk-free rate. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

[2] The market risk sensitivities include the estimated impact of our hedging programs in effect as at December 31, 2024 and December 31, 2023, and include new business added and product changes implemented prior to such dates.

[3] Net income, CSM and OCI sensitivities have been rounded in increments of $25 million. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.

[4] The market risk OCI sensitivities exclude the impact of changes in the defined benefit obligations and plan assets.

[5] The LICAT sensitivities illustrate the impact on SLF Inc. as at December 31, 2024 and December 31, 2023. The sensitivities reflect the worst scenario as at December 31, 2024 and assume that a scenario switch does not occur in the quarter. LICAT ratios are rounded in increments of 0.5%.

The above sensitivities were determined using a 50 basis point change in interest rates and 10% and 25% changes in our equity markets because we believe that these market shocks were reasonably possible as at December 31, 2024. Significant changes in market variables may result in other than proportionate impacts on our sensitivities.

Potential Impact of Change in Ultimate Risk-Free Rate

Interest rate sensitivities do not include any impact from changes to the ultimate risk-free rate. Our estimated sensitivity to a 10 basis point decrease in the ultimate risk-free rate assumed in our insurance contract liabilities is a decrease in reported net income of approximately $50 million after-tax, and a decrease in CSM of approximately $25 million.

Credit Spread and Swap Sensitivities

The following tables set out the estimated immediate impact on, or sensitivity of, our net income, CSM, OCI and SLF Inc.'s LICAT ratio to certain instantaneous changes in credit spreads and our net income, CSM, and OCI to certain changes in swap spreads as at December 31, 2024 and December 31, 2023.

($ millions, unless otherwise noted)	As at December 31, 2024		As at December 31, 2023	
Change in Credit Spreads[1][2]	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income (after-tax)	75	(50)	50	(50)
Potential impact on CSM (pre-tax)	125	(125)	75	(25)
Potential impact on OCI[3]	200	(200)	200	(175)
Potential impact on LICAT ratio[4]	2.0% point increase	2.0% point decrease	1.0% point increase	1.0% point decrease

[1] The credit spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure with no change to the ultimate liquidity premium. The sensitivities reflect a floor of zero on credit spreads where the spreads are not currently negative. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above.

[2] Net income, CSM, and OCI sensitivities have been rounded in increments of $25 million. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.

[3] The market risk OCI sensitivities exclude the impact of changes in the defined benefit obligations and plan assets.

[4] The LICAT sensitivities illustrate the impact on SLF Inc. as at December 31, 2024 and December 31, 2023. The sensitivities reflect the worst scenario as of December 31, 2024 and assume that a scenario switch does not occur in the quarter. LICAT ratios are rounded in increments of 0.5%.

($ millions, unless otherwise noted)	As at December 31, 2024		As at December 31, 2023	
Change in Swap Spreads[1][2]	20 basis point decrease	20 basis point increase	20 basis point decrease	20 basis point increase
Potential impact on net income (after-tax)	(25)	25	(25)	25

[1] The swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above.

[2] Net income, CSM, and OCI sensitivities have been rounded in increments of $25 million. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.

Real Estate Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of, our net income, OCI and CSM to certain instantaneous changes in the value of our real estate investments as at December 31, 2024 and December 31, 2023.

($ millions, unless otherwise noted)	As at December 31, 2024		As at December 31, 2023	
Change in Real Estate Values [1]	10% decrease	10% increase	10% decrease	10% increase
Potential impact on net income (after-tax)	(450)	450	(475)	475
Potential impact on CSM (pre-tax)	(100)	100	(100)	100

[1] Net income, CSM, and OCI sensitivities have been rounded in increments of $25 million. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.

LICAT Interest Rate Scenario Switch

The LICAT interest rate risk is assessed under four different interest rate scenarios, and the scenario leading to the highest capital requirement is chosen as the worst scenario for each geographic region as defined by the LICAT guideline. Changes and interaction between the level and term movements in interest rates and credit spreads can shift the interest rate scenario applied in the LICAT calculation causing a discontinuity where capital requirements change materially. In 2020, OSFI updated the LICAT guideline for interest rate risk requirements for participating businesses to be smoothed over six quarters. As a result, the actual impact to the LICAT ratio from participating businesses in any quarter will reflect the scenarios from current quarter as well as the prior five quarters and switching between the scenarios would have the effect of offsetting the previous impacts over time. It should be noted that switching of the scenario can also change the direction of our sensitivities.

For SLF Inc., assuming no further scenario switches, no additional LICAT ratio impact is expected over the next five quarters.

For Sun Life Assurance, assuming no further scenario switches, the remaining impact of one-half percentage point is expected to increase the LICAT ratio over the next five quarters.

Market Risk Management Strategies

Market risk is managed at all stages during the product life cycle including product design and development, ongoing review and positioning of our suite of products, and ongoing asset-liability management and hedge re-balancing. Our market risk management strategies are developed based on policies and operating guidelines at the enterprise level, business segment level and product level. Liabilities having a similar risk profile are grouped together and a customized investment and hedging strategy is developed and implemented to optimize return within our risk appetite limits.

We have implemented asset-liability management and hedging programs involving regular monitoring and adjustment of market risk exposures using assets, derivative instruments and repurchase agreements to maintain market risk exposures within our risk appetite. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors including changes in interest rates, increased volatility in capital markets, and changes in the general market and regulatory environment within which these hedging programs operate. In particular, regulations for derivatives could impose additional costs and could affect our hedging strategy.

Our hedging programs may themselves expose us to other risks, including basis risk, volatility risk, and increased levels of derivative counterparty credit risk, liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly-rated counterparties, and transacting through over-the-counter ("OTC") contracts cleared through central clearing houses, exchange-traded contracts or bilateral OTC contracts negotiated directly between counterparties that include credit support annexes), residual risk, potential reported earnings and capital volatility remain.

In general, market risk exposure is mitigated by the assets supporting our products. This includes holdings of fixed income assets such as bonds, mortgages and loans. Derivative instruments may supplement these assets to reduce the risk from interest rate mismatches and mitigate the market risk associated with liability features and optionality.

General Account Protection and Wealth Products

Most of our expected net income sensitivity to changes in interest rates and equity markets is derived from our general account protection and wealth products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account protection and wealth products.

Individual protection products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual protection products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest rate risk for individual protection products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.
For participating insurance products and other protection products with adjustable features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain protection and wealth products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Indexed universal life products contain features that credit policyholders the return of underlying equity indices, subject to defined caps, floors and participation rates. Dynamic hedging strategies utilizing equity derivatives are implemented to replicate the policyholder returns and to limit the potential risk of equity guarantees to within our risk appetite tolerances.

Certain protection and wealth products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of dynamic hedging strategies and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps, and swaptions.

Segregated Funds Products

Certain segregated fund products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging activities, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income, the contractual service margin and capital.

Our hedging programs use derivative instruments and fixed income assets to mitigate the interest rate, equity market, and foreign currency exposure of our segregated fund contracts. Materially all of our segregated fund contracts, as measured by fund values, are included in a hedging program. While materially all contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated risk adjustments for non-financial risk.

Our hedging strategy is applied both at the line of business or product level and at the total company level using a combination of hedging techniques such as re-balancing of short-dated interest rate and equity derivative contracts and longer-dated put options. We actively monitor our overall market exposure and may implement tactical hedge overlay strategies in order to align sensitivities with risk management objectives.

The impact of segregated fund guarantees and associated hedging programs on net income, contractual service margin and capital are included in the disclosed market risk sensitivities.

Market Risk Management Applications for Derivative Usage

The primary uses of derivatives are set out in the table below as at December 31, 2024.

Products/Application	Uses of Derivative	Derivatives Used
General asset-liability management - interest rate risk exposure for most protection and wealth products	To manage the sensitivity of the duration gap between assets and liabilities to interest rate changes	Interest rate swaps, swaptions, floors and bond forwards and futures
Guarantees on protection and wealth contracts - minimum interest rate guarantees, guaranteed surrender values and guaranteed annuitization options	To limit potential financial losses from significant reductions in asset earned rates relative to contract guarantees	Interest rate swaps, swaptions, floors and bond forwards and futures
Segregated fund guarantees & indexed universal life	To manage the exposure of product guarantees sensitive to movement in equity market and interest rate levels and currency fluctuations	Put options, call options, futures and swaps on equity indices, interest rate swaps, bond forwards and futures, and foreign exchange forwards
Currency exposure in relation to asset-liability management	To reduce the sensitivity to currency fluctuations by matching the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency	Currency swaps and forwards
Credit exposure	To replicate credit exposures and enhance investment returns	Credit default swaps

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income, OCI, CSM and LICAT ratio for changes in market risk variables described above, based on market risk variables and business in force as at the reporting date. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets.

We have provided measures of our net income sensitivity to instantaneous changes in equity markets, interest rates, credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in equity price levels, interest rates and credit spreads. The LICAT ratio and CSM sensitivities are non-IFRS financial measures, and for additional information, see section M - Non-IFRS Financial Measures in this document. The cautionary language which appears in this section is applicable to all net income, CSM, OCI and LICAT ratio sensitivities.

Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger movements in risk variables. Our sensitivities as at December 31, 2023 have been included for comparative purposes only.

Sensitivities to interest rates and credit spreads assume a parallel shift in assumed interest rates across the entire yield curve or a parallel shift in the indicated spreads across the entire term structure, with no change to the ultimate risk-free rate or ultimate liquidity premium. Realized sensitivities may be significantly different from those illustrated based on factors such as different terms to maturity, geographies, asset classes and derivative types, and ratings.

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2024 and December 31, 2023, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedging programs in place as at the respective calculation dates. The actual impact of hedging activity can differ materially from that assumed in the estimated sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at December 31, 2024 and December 31, 2023, as applicable. Changes in the regulatory environment, assumptions or methods used to measure assets and liabilities after those dates could result in material changes to the estimated sensitivities. Changes in market risk variables in excess of the changes illustrated may result in other than proportionate impacts.

The sensitivities reflect the CSM as at December 31, 2024 and December 31, 2023. For insurance contracts measured using the VFA, where the change in the effect of the time value of money and financial risk not arising from the underlying items adjusts the CSM, changes in the CSM balance will affect the sensitivity of income to changes in market risk variables.

Our LICAT sensitivities may be non-linear and can change due to the interrelationship between market rates and spreads, actuarial assumptions and our LICAT calculations.

For the reasons outlined above, our sensitivities should only be viewed as indicative estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future income, OCI, CSM or capital. Given the nature of these calculations, we cannot provide assurance that actual impacts will be consistent with the estimates provided.

Information related to market risk sensitivities should be read in conjunction with the information contained in section N - Accounting and Control Matters - 1 - Critical Accounting Policies and Estimates in this document. Additional information on market risk can be found in Note 6 of the 2024 Annual Consolidated Financial Statements.

ii. Insurance Risk

Risk Description

Insurance risk is the uncertainty of product performance due to actual experience emerging differently than expected in the areas of mortality, morbidity and longevity. In addition, policyholder behaviour, product design and pricing, expense and reinsurance risks impact multiple risk categories, including insurance risk.

Insurance Risk Management Governance and Control

We employ a wide range of insurance risk management practices and controls, as outlined below:
- Insurance risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
- Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk appetite limits for policyholder behaviour, mortality, morbidity and longevity risks.
- Comprehensive Insurance Risk Policy, guidelines and practices are in place.
- The global underwriting manual aligns underwriting practices with our corporate risk management standards and ensures a consistent approach in insurance underwriting.
- Board-approved maximum retention limits are in place. Amounts issued in excess of these limits are reinsured.
- Detailed procedures, including criteria for approval of risks and for claims adjudication are established and monitored for each business segment.
- Underwriting and risk selection standards and procedures are established and overseen by the corporate underwriting and claims risk management function.
- Diversification and risk pooling is managed by aggregation of exposures across product lines, geography and distribution channels.
- Reinsurance is used to limit losses, minimize exposure to significant risks and to provide additional capacity for growth.
- The Insurance Risk Policy and Investment & Credit Risk Policy establish acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers.
- Reinsurance counterparty risk is monitored, including annual reporting of reinsurance exposure to the Risk Committee.
- Various limits, restrictions and fee structures are introduced into plan designs in order to establish a more homogeneous policy risk profile and limit potential for anti-selection.
- Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
- The Product Design and Pricing Policy requires detailed risk assessment and pricing provision for material risks.
- Company specific and industry level experience studies and drivers of earnings analysis are monitored and factored into valuation, renewal and new business pricing processes.
- Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse movements in insurance risk factors.
- Insurance contract liabilities are established in accordance with IFRS.
- Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels.

The concentration for insurance risks is monitored geographically and its adverse effect is mitigated through a diversified product portfolio, product design, underwriting standards and practices, utilizing reinsurance as well as the Company's global operation. Specific to the reinsurance risk, the concentration is measured by aggregating the exposure to each reinsurance counterparty across all Business Groups to ensure it does not exceed a predefined risk level.

Specific insurance risks and our risk management strategies are discussed below in further detail.

Policyholder Behaviour Risk

Many of our products include some form of embedded policyholder option. We can incur losses due to adverse policyholder behaviour relative to the assumptions used in the pricing and valuation of products regarding lapse of policies or exercise of other embedded policy options.

Uncertainty in policyholder behaviour can arise from several sources including:
- Unexpected events in the policyholder's life circumstances;
- The general level of economic activity (whether higher or lower than expected);
- Changes in the financial and capital markets;
- Changes in pricing and availability of current products;
- The introduction of new products, changes in underwriting technology and standards;
- Changes in our financial strength or reputation.

Uncertainty in future cash flows affected by policyholder behaviour can be further exacerbated by unexpected behaviour during times of economic turbulence or at key option exercise points in the life of an insurance contract.

Various types of provisions are built into many of our products to reduce the impact of uncertain policyholder behaviour. These provisions include:
- Surrender charges that adjust the payout to the policyholder by taking into account prevailing market conditions.
- Limits on the amount that policyholders can surrender or borrow.
- Restrictions on the timing of policyholders' ability to exercise certain options.
- Restrictions on both the types of funds policyholders can select and the frequency with which they can change funds.

Policyholder behaviour risk is also mitigated through reinsurance on some insurance contracts.

Internal experience studies are used to monitor, review and update policyholder behaviour assumptions as needed, which could result in updates to policy liabilities.

Mortality and Morbidity Risk

Mortality and morbidity risk is the risk that future experience could be unfavourable relative to the assumptions used in the pricing and valuation of products.

Mortality and morbidity risk could adversely affect many of our products which introduces the potential for adverse financial results. These risks can arise in the normal course of business through random fluctuation in realized experience, through catastrophes, as a result of a pandemic, or in association with other risk factors such as product development and pricing risk. Adverse mortality and morbidity experience could also occur through systemic anti-selection, which could arise due to poor plan design, or underwriting process failure or the development of investor-owned and secondary markets for life insurance policies. Adverse morbidity experience could also occur through external events such as increases in disability claims during economic slowdowns, increases in high medical treatment costs and growth in utilization of specialty drugs.

Mortality and morbidity concentration risk is the risk of a catastrophic event that could occur in geographic locations where there is significant insurance coverage, such as natural environmental disasters (for example, earthquakes), human-made disasters (for example, acts of terrorism, military actions, and inadvertent introduction of toxic elements into the environment) as well as epidemics.

Concentration risk exposure is monitored on group policies in a single location. We do not have a high degree of concentration risk to single individuals or groups due to our well-diversified geographic and business mix. The largest portion of mortality risk within the Company is in North America. Individual and group insurance policies are underwritten prior to initial issue and renewals, based on risk selection, plan design, and rating techniques.

Current legislation in Canada restricts insurers from requiring policyholders to take or release the results of genetic tests. If policyholders have access to the results of genetic tests and we do not, this creates asymmetry of information between policyholders and insurers, which could adversely impact mortality and morbidity experience and policyholder behaviour. This asymmetry of information may increase as genetic testing advances and becomes more accessible, giving rise to better diagnoses of conditions where treatments are expensive or non-existent. The asymmetry of information may lead to increased anti-selection in new business underwriting. There may also be an impact on policy lapse rates where adverse genetic testing results may motivate policyholders to retain their policies resulting in higher claims payouts than assumed in the pricing and valuation of products, as well as increased insurance rates which may result in loss of new and existing policyholders.

Detailed uniform underwriting procedures have been established to determine the insurability of applicants and to manage exposure to large claims. These underwriting requirements are regularly scrutinized against industry guidelines and oversight is provided through a corporate underwriting and claim management function. We are committed to paying claims fairly and promptly in accordance with the terms of our policies. Our claims management process is designed to ensure thorough evaluation of claims.

The Insurance Risk Policy, which is approved by the Risk Committee, sets out limits on the maximum amount of insurance risk per life that may be retained. Retention limits per life vary by geographic region and amounts in excess of the Board-approved maximum retention limits are reinsured to ensure there is no exposure to unreasonable concentration of risk.
- On a single life or joint-first-to-die basis our retention limit is $40 million in Canada and US$40 million outside of Canada.
- For survivorship life insurance, our maximum global retention limit is $50 million in Canada and US$50 million outside of Canada.
- In certain markets and jurisdictions, retention levels below the maximum are applied.

Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics.

Longevity Risk

Longevity risk is the potential for losses arising from adverse changes in mortality improvement rates relative to the assumptions used in the pricing and valuation of products. This risk can manifest itself slowly over time as socioeconomic conditions improve and medical advances continue. It could also manifest itself more quickly, for example, due to medical breakthroughs that significantly extend life expectancy.

Longevity risk affects contracts where benefits or costs are based upon the likelihood of survival and higher than expected improvements in insured life expectancy could therefore increase the ultimate cost of these benefits (for example, annuities, pensions, pure endowments, some segregated funds, and specific types of health contracts), thereby requiring strengthening of policyholder liabilities and resulting in reductions in net income and capital.

To improve management of longevity risk, we monitor research in the fields that could result in a change in expected mortality improvement. Stress-testing techniques are used to measure and monitor the impact of extreme mortality improvement on the aggregate portfolio of protection and wealth products.

Product Design and Pricing Risk

Product design and pricing risk is the risk a product does not perform as expected, causing adverse financial consequences. This risk may arise from deviations in realized experience versus assumptions used in the pricing of products. Risk factors include uncertainty concerning:
- Future investment yields
- Policyholder behaviour
- Mortality and morbidity experience
- Sales levels
- Mix of business
- Expenses
- Taxes

Although some of our products permit us to increase premiums or adjust other charges and credits during the life of the policy or contract, the terms of these policies or contracts may not allow for sufficient adjustments to maintain expected profitability. This could have an adverse effect on our profitability and capital position.

Products that offer complex features, options or guarantees require increasingly complex pricing models, methods or assumptions, leading to additional levels of uncertainty.
- The risk of mis-pricing increases with the number and inherent uncertainty of assumptions needed to model a product.
- Past experience data supplemented with future trend assumptions may be poor predictors of future experience.
- Lack of experience data on new products or new Client segments increases the risk that future actual experience unfolds differently from expected assumptions.
- External environmental factors may introduce new risk factors, which were unanticipated during product design, and have an adverse result on the financial performance of the product.
- Policyholder behaviour in the future may vary from that assumed at the time the product is designed, thereby adversely affecting the product's financial performance.

Our Product Design and Pricing Policy, approved by the Risk Committee, establishes the framework governing our product design and pricing practices and is designed to align our product offerings with our strategic objectives and risk-taking philosophy. Consistent with this policy, product development, design and pricing processes have been implemented throughout the Company. New products follow a stage-gate process with defined management approvals based on the significance of the initiative. Each initiative is subject to a risk assessment process to identify key risks and risk mitigation requirements and is reviewed by multiple stakeholders. Additional governance and control procedures are listed below:
- Pricing models, methods, and assumptions are subject to periodic internal peer reviews.
- Experience studies, drivers of earnings analysis, and product dashboards are used to monitor actual experience against those assumed in pricing and valuation.

Expense Risk

Expense risk is the risk that future expenses are higher than the assumptions used in the pricing and valuation of products. This risk can arise from:
- General economic conditions;
- Unexpected increases in inflation;
- Slower than anticipated growth;
- Changes in availability of current products; or
- Reduction in productivity leading to increases in unit expenses.

Expense risk occurs in products where we cannot or will not pass increased costs onto the policyholder and will manifest itself in the form of a liability increase or a reduction in expected future profits.

From time to time, certain products or business segments may be closed for new sales (for example, individual protection business in the U.S.). Our ability to effectively manage the run-off of business in these products or business segments introduces additional risks, such as policyholder behaviour and expense risk, that may have an adverse effect on our operations, profitability and financial position.

We closely monitor expenses through an annual budgeting process and ongoing monitoring of any expense gaps between unit expenses assumed in pricing and actual expenses.

Reinsurance Risk

We purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance risk is the risk of financial loss due to adverse developments in reinsurance markets (for example, discontinuance or diminution of reinsurance capacity, or an increase in the cost of reinsurance), insolvency of a reinsurer or inadequate reinsurance coverage. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

Rates for our in-force reinsurance treaties can be either guaranteed or adjustable for the life of the ceded policy. Changes in reinsurance market conditions, including actions taken by reinsurers to increase rates on existing and new coverage and our ability to obtain appropriate reinsurance, may adversely impact the availability or cost of maintaining existing or securing new reinsurance capacity, with adverse impacts on our business strategies, profitability and financial position. There is a possibility of rate increases or renegotiation of some of the legacy reinsurance contracts by our reinsurers, as the global reinsurance industry continues to review and optimize their business models. In addition, changes to the regulatory treatment of reinsurance arrangements could have an adverse impact on our capital position.

We have an Insurance Risk Policy approved by the Risk Committee and an Investment & Credit Risk Policy approved by the Governance Committee, which set acceptance criteria and processes to monitor and manage the level of reinsurance ceded to any single reinsurer. These policies are regularly reviewed and approved by the relevant Board Committee to ensure the alignment with our risk appetite levels and reinsurance risk guidelines.

The policies set the acceptance criteria which verify if a reinsurer qualifies as a suitable reinsurance counterparty, having the capability, expertise, governance practices and financial capacity to assume the risks being considered. In addition, a periodic due diligence is performed on the existing reinsurance counterparties, including an internal credit assessment for reinsurance counterparties with whom we have material exposure.

The exposure to each reinsurance counterparty is monitored closely to ensure that no single reinsurance counterparty represents an undue level of credit risk and does not exceed the predefined limits. In order to diversify our reinsurance risk, there is generally more than one reinsurance counterparty supporting a reinsurance pool. A summary of the reinsurance counterparty credit risk exposures is reported annually to the Risk Committee.

To further increase the reinsurance risk control, our reinsurance agreements include provisions to allow actions to be taken, such as recapture of ceded risk (at a potential cost to the Company), in the event that the reinsurance counterparty loses its legal ability to carry on business through insolvency or regulatory action.

In case of unfavourable developments in the reinsurance markets, we also have an option to discontinue or implement changes to the new sales of our products to better manage the associated risks.

Additional information on insurance risk can be found in Note 7 of our 2024 Annual Consolidated Financial Statements.

iii. Credit Risk

Risk Description

Credit risk is the possibility of loss from amounts owed by our borrowers or financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties (including derivative, repurchase agreement and securities lending counterparties), other financial institutions and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty's credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of, or ability to realize, any underlying security that may be used as collateral for the debt obligation. Credit risk can occur as a result of broad economic conditions, challenges within specific sectors of the economy, from issues affecting individual companies or loss given default expectations. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses and may cause an increase in our provisions for asset default, adversely impacting earnings.

Credit Risk Management Governance and Control

We employ a wide range of credit risk management practices and controls, as outlined below:
- Credit risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
- Risk appetite limits have been established for credit risk.
- Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
- Comprehensive Investment and Credit Risk Management Policy, guidelines and practices are in place.
- Specific investment diversification requirements are in place, such as defined investment limits for asset class, geography, and industry.
- Risk-based credit portfolio, counterparty, and sector exposure limits have been established.
- Mandatory use of credit quality ratings for portfolio investments has been established and is reviewed regularly. These internal rating decisions for new fixed income investments and ongoing review of existing rating decisions are independently adjudicated by Corporate Risk Management.
- Develop and maintain hedging programs that may employ the use of derivatives. Market conditions determine the availability and cost of the derivative protection.
- Comprehensive due diligence processes and ongoing credit analyses are conducted.
- Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
- Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits are in place.
- Purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance does not relieve us from our direct liability to policyholders and accordingly, we bear credit risk with respect to our reinsurers. Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk.
- Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse credit developments.
- Insurance contract liabilities are established in accordance with IFRS.
- Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Our core principles of credit risk management include asset diversification, fundamental research and analysis of cash flows, proactive and continuous risk monitoring, active management and relative value assessment, all with the objective of optimizing risk-adjusted returns, with due consideration for the impacts of capital and taxation.

We rate fixed income investments primarily through the use of internally developed scorecards and rating methodologies, which combine an estimated probability of default and loss given default to determine an expected loss and credit risk rating. This rating is expressed using a 22-point scale that is generally consistent with those used by external rating agencies, and is based on detailed examination of the borrower's, or issuer's, credit quality and the characteristics of the specific instrument. The probability of default assessment is based on borrower-level or issuer-level analysis, which encompasses an assessment of industry risk, business strategy, competitiveness, strength of management and other financial information. The loss given default assessment is based on instrument-level analysis, which considers the impact of guarantees, covenants, liquidity and other structural features. These scorecards provide input to stochastic value-at-risk models and are used to stress test the portfolio, which provide insight into the distribution and characteristics of credit risk within our portfolios. In accordance with our policies and under normal circumstances, our ratings cannot be higher than the highest rating provided by certain Nationally Recognized Statistical Rating Organizations ("NRSROs"). Certain assets, including those in our sovereign debt, are assigned a rating based on ratings provided by NRSROs using a priority sequence order of Standard & Poor's, Moody's, Fitch and DBRS Limited.

Additional information on credit risk can be found in Note 6 of our 2024 Annual Consolidated Financial Statements.

iv. Business and Strategic Risk

Risk Description

Business and strategic risk is the risk of loss from the inability to adequately identify, plan or implement an appropriate strategy to achieve strategic and business objectives or adapt to changes in Client behaviour, the external business, economic, geopolitical, regulatory or environmental and social landscape or when assumptions made in strategy are not realized as expected.

Business and Strategic Risk Management Governance and Control

We employ a wide range of business and strategic risk management practices and controls, as outlined below:
- Business and strategic risk governance practices are in place, including independent monitoring, review and reporting to Senior Management, the Board and the Board Committees.
- Business and strategic risk is managed through our strategic and business planning process and controls over the implementation of these plans. These plans are reviewed and key themes, issues and emerging risks are discussed by our Executive Team and by the Board and/or Board Committees.
- Our Business and Strategic Plans are subject to approval by the Board, which also receives regular reviews of implementation progress against key Business Plan objectives.
- Comprehensive policies including the Risk Framework, Risk Appetite Policy, Product Design and Pricing Policy, Mergers and Acquisition Policy, Change Management Risk - Strategic Execution Policy, Capital and Liquidity Management Framework and Capital Risk Policy are in place.
- Our corporate strategy and business objectives are established within the boundaries set out in the Risk Framework and the Risk Appetite Policy. Our business strategies and plans are designed to align with our risk appetite, our capital position and our financial performance objectives.
- Our risk appetite is periodically assessed, taking into consideration the economic and regulatory environments in which we operate.
- Merger, acquisition, strategic investments and divestiture transactions are governed by a Board-approved Merger and Acquisition Risk Management Policy and significant transactions require the approval of the Board.
- Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse scenarios.

- Key and emerging risks are identified, monitored and reported, including emerging regulatory changes that may have a material impact on our finances, operations or reputation.
- Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets. In the event of capital breaches, a clearly defined escalation process is in place.

We regularly review and adapt our business strategies and plans to take account of changes in the external business, economic, geopolitical and regulatory environments in which we operate. Our business strategies and plans are designed to align with our risk appetite, our capital position and our financial performance objectives. We periodically reassess our risk appetite taking into consideration the economic, regulatory and competitive environment in which we operate.

Specific business and strategic risks are discussed below in further detail.

Geopolitical Risk

Geopolitical risk is the wide array of risks associated with conflict or tensions between states as well as events or trends with global or international dimensions that increase risks for the operations of companies. We operate in various geographies and our business and financial operations are susceptible to regional and global economic, geopolitical and regulatory changes. Geopolitical risk may lead to increased volatility in the global capital and energy markets, difficulty in conducting business in certain geographies, an increased threat of targeted cyber-attacks, and has the potential to introduce reputational risk. The most recent actions between the US and Canada and the possibility of a drawn out trade war with tariffs in place for an extended period of time may cause severe disruption to the Canadian and US economies, impacting markets, GDP growth, foreign exchange rates, inflation and employment with associated implications for Clients and investments.

Economic Risk

We may be affected by economic and capital markets conditions and economic shocks around the globe as a result of increasingly connected global markets. Factors such as changes in interest rates, foreign exchange rates, market volatility, housing prices, consumer spending, saving and debt, business investment and inflation around the globe can affect the business and economic environments in which we operate.

Economic risk can also intersect with other risk considerations such as environmental and social risks. The impact of these factors include the possibility of continued low growth, sustained low interest rates, increases in inflation, increased volatility in interest rates and equity markets, and a continuation of relatively low yet volatile credit spreads. The impact on the economic environment from any of these events may not be consistent with our assumptions and expectations, which may adversely impact our financial results and the ability to implement our business strategy. Market-related impacts from the economic environment, legal, regulatory or policy changes or other governmental actions could continue to place pressure on our earnings, regulatory capital requirements, profitability, liquidity and our ability to implement our business strategies and plans. Low interest rates and increased volatility create a number of challenges for us including increased hedge costs, lower investment yields, adverse policyholder behaviour and lower levels of new business profitability. Other impacts of macro-economic uncertainty and volatility may lead to other financial and non-financial impacts including goodwill impairment, decline in our share price and impact on our credit and financial strength ratings.

Execution Risk

Our business strategies, plans and financial performance are dependent on the successful execution of organizational and strategic initiatives designed to support the growth of our business. Our ability to effectively manage and prioritize the execution of these initiatives, identify and adapt rapidly to new opportunities, and refine our strategies in response to changing economic, regulatory and competitive environment directly affects our ability to execute our strategies. Identifying and implementing the right set of initiatives is critical to achieving our Business Plan targets.

Successful execution of our business strategies and plans impacts a number of factors, including:
- Our ability to generate sufficient earnings to maintain an adequate level of capital;
- Our ability to generate sustained investment performance;
- Our ability to meet regulatory requirements;
- Our ability to manage our risk exposures effectively;
- Our ability to attract and retain Clients and distributors;
- Our ability to have the right set of diverse products and business mix, and
- Our ability to reduce operating expenses while maintaining our ability to hire, retain and motivate key personnel.

There is no certainty that we will be successful in implementing our business strategies or that these strategies will achieve our objectives. If our business strategies are not successful or are not executed effectively, it could lead to cost structure challenges and we may not be able to achieve our growth objectives or react to market opportunities, which may have an adverse impact on our business and financial results.

Distribution Risk

We distribute our products through a variety of distribution channels, including direct sales agents, managing general agents, independent general agents, financial intermediaries, broker-dealers, banks, pension and benefits consultants and other third-party marketing organizations. Competition for these intermediaries and agents is based on products, compensation, support services and financial position.

We face the risk that our key distribution partners may undergo consolidation, change in ownership structure or change their distribution model which could materially impact sales and our growth targets. New distribution channels could emerge that may impact the effectiveness of our current distribution strategy. Distribution channels are growing rapidly in some businesses in certain countries, which may heighten the risks of market conduct and channel conflicts or overlaps. Distribution risk may also be influenced where our distribution or product strategy and related services or technology are not in line with our strategic objectives or in consideration of the changes in Client behaviour or our regulatory environment.

The capability to reach and retain Clients through use of digital technology and data analytics is becoming increasingly important in the insurance industry. While use of digital-based distribution channels may help us achieve or expand scale, these channels expose us to regulatory compliance and information security related risks.

Failure to achieve planned distribution scale could materially impact our financial and strategic objectives. This includes the inability to attract and retain intermediaries and agents at a cost that is financially feasible to the Company, or to develop online sales and Client support capabilities and technologies. In addition, the lack of a well-diversified distribution model in the jurisdictions in which we do business may cause over-reliance on agency channel or key partners.

Risks Relating to Mergers, Acquisitions, Divestitures and Strategic Investments

We regularly explore opportunities to selectively acquire other businesses or to divest ourselves of all or part of certain businesses, in support of our growth and strategic objectives.

Any transaction carries risks associated with economic, operational, strategic, financial, tax, legal, regulatory, compliance, environmental, social, and other factors, which could adversely impact our ability to achieve our financial and strategic objectives. These may include the risks that:
- We may be unable to make an appropriate acquisition in a desired market or business line;
- We may be unable to realize the financial and strategic benefits of the transactions, including any anticipated cost savings following an acquisition, due to competitive factors, regulatory requirements or other reasons;
- The capital utilized to finance any transaction may limit our ability to deploy further capital to pursue other opportunities and initiatives;
- We may fail to, or are unable to, uncover all material liabilities and/or subsequent asset impairments, despite having conducted extensive due diligence, and;
- The customary indemnifications provided by the seller to the purchaser may not be collectible or sufficient to fully offset losses arising from the acquired business, and the credit risk of the seller that the purchaser may be exposed to if an indemnification provision is triggered.

Our ability to realize the contemplated economic, financial, and strategic benefit of any transaction is contingent on several factors, including:
- The effective separation and/or integration of the transferred businesses, restructure and/or reorganization of related businesses, and retention of key personnel to effectively execute these transactions, and;
- The successful integration of the acquired businesses with our existing operation, and harmonization of any differences in organizational culture, which may require the dedication of significant management resources and distract management's attention from our day-to-day business.

To mitigate these risks, we have established procedures to govern the evaluation, execution and integration of mergers and acquisitions transactions. Regular updates on execution and integration risks relating to these transactions are provided to the Board, its Committees and senior management teams, as appropriate, along with any mitigants developed to address such risks.

Competitive Environment

Competition from insurance companies, banks, asset managers, mutual fund companies, financial planners and other service providers (including new entrants and non-traditional financial services companies) is intense, and could adversely affect our business in certain countries.

The trend towards global consolidation of the financial services industry has resulted in competitors with significant market share and established distribution relationships and brands. These larger companies have the ability to heavily invest in fundamental activities for sustained profitable growth and superior Client service such as brand equity, product development, technology, risk management, and distribution capability.

The businesses in which we engage are highly competitive and our ability to sell our products is dependent on many factors, including scale, price and yields offered, distribution channels, digital capabilities, financial strength ratings, range of product lines and product and service quality, brand strength, investment performance, historical dividend levels and the ability to provide value added services to distributors and Clients. In certain markets, some of our competitors may be superior to us on one or more of these factors. Our competitors have significant potential to disrupt our business through targeted strategies to reduce our market share which may include targeting our key people or bancassurance partners and other distributors or aggressively pricing their products. Our ability to achieve our Business Plans and strategies depends significantly upon our capacity to anticipate and respond quickly to these competitive pressures.

Technology is driving rapid change in the financial services sector and is enabling new entrants to compete or offer services to our competitors to enhance their ability to compete in certain segments of the insurance, wealth and asset management markets. The emergence of new technologies such as robotic process automation, artificial intelligence, blockchain and advanced analytics may have an impact on the financial services sector and how companies interact with their stakeholders. Our current competitors or new entrants may use these or other new technologies to provide services in various areas such as customized pricing, proactive outreach to Clients and targeted marketing in order to strengthen their Client relationships and influence Client behaviour. The risk of disruption from changing technology and innovation may impact our distribution models as new and low cost digital-based business models emerge in connection with the distribution of financial services and products, such as insurtechs and robo-advisors. These risks are evolving rapidly with an increasing number of digital users and are difficult to anticipate and respond to proactively, and may adversely impact our profitability and financial position.

Competitors may offer a greater selection of or lower cost products, which may require us to adapt at a more rapid pace, create margin pressure in some of our businesses and impact our profitability and market share. In the asset management sector, there has been a trend among investors towards lower-fee passive investment products such as index- and other types of exchange-traded funds, which may impact our ability to attract and retain Clients in our actively managed products. Product development and product life cycles have shortened in many product segments, leading to more intense competition with respect to product features. This increases product development and administrative costs and reduces the time frame over which capital expenditures can be recovered. Regulatory and compliance costs also generally rise with increases in the range and complexity of our product portfolio.

Many of our insurance products, particularly those offered by the group segment, are renewed annually. Given this relatively high frequency of renewal activity, this business may be particularly exposed to adverse persistency through competitive market pressures.

Different accounting bases of reporting and regulatory capital requirements across multiple jurisdictions may cause us to be at a disadvantage compared to some of our competitors due to differences in reported earnings and due to these reporting and regulatory capital requirements.

Investment Performance

Investment performance risk is the possibility that we fail to achieve the desired return objectives on our investment portfolio, or that our asset management businesses fail to design or execute investment strategies in order to achieve competitive returns on the products and managed accounts offered by these businesses. Failure to achieve investment objectives may adversely affect our revenue and profitability through slower growth prospects and adverse impacts on policyholder or Client behaviour.

For our insurance businesses, the performance of our investment portfolio depends in part upon the level of and changes in interest rates, spreads, credit experience, equity prices, real estate values, the performance of the economy in general, the performance of the specific obligors included in these portfolios and other factors that are beyond our control. These changes can affect our net investment income substantially in any period.

In our asset management businesses, portfolio management risk is the risk that an investment strategy is not executed in a prudent manner, such that the mandate significantly fails to fulfill its investment objective and materially falls short of its target returns and relevant benchmark rates of return.
- Not properly executing the investment strategy could cause potential legal or regulatory concern and reputational harm, and we could lose existing and potential Clients.
- We may also see adversely affected sales, increased outflows or reduced level of assets under management, which could lead to a decline in the fee margin and financial losses.

Changes in Legal and Regulatory Environment

Most of our businesses are subject to extensive regulation and supervision. Changes to legislation, regulations or government policies, or the manner in which they are interpreted or enforced, may require that we make significant changes to our strategy and may result in increased implementation costs and diversion of resources to manage the change. These changes could impact financial reporting, accounting processes, capital requirements, the regulatory framework for our products and services, the regulation of selling practices, sales intermediaries and product offerings, solvency requirements, executive compensation, and corporate governance practices and could impose restrictions on our foreign operations (such as limits on foreign ownership of local companies). All of these changes could have an adverse effect on our business and operations. Our failure to comply with existing and evolving regulatory requirements could also result in regulatory sanctions and could affect our relationships with regulatory authorities and our ability to execute our business strategies and plans.

Currently there are a number of regulatory developments in Canada and globally which could impact our business and the way we are regulated or supervised in various jurisdictions, which include the following:
- In Canada, there has been increased focus on enhancing the affordability of and accessibility to prescription drugs and dental procedures, including pressure on the federal government from political parties, some provincial governments, the media and advocacy groups to implement forms of nationalized pharmacare and dentalcare programs. These programs could impact our business in several ways, including premium income, our ability to offer coverage, the price and level of coverage of other benefits we offer or are able to offer through our Canadian group benefits business, which in turn could impact plan renewals and retention of group Clients, plan member interaction and the value of other coverage offered by that business.
- Insurance and securities regulators continue to focus on client fairness, advisor conduct and related practices and are assessing product fees, compensation practices, sales practices and conflicts of interest. Regulators are also imposing higher standards that relate to interacting with clients in order to increase disclosure obligations related to fees; impose prohibitions or restrictions on the payment of certain types of commissions and service fees to agents, advisors and third-party distributors; resulting in changes to product features and sales and market practices by agents, advisors, product manufacturers and distributors. Examples of these changes include the Client Focused Reforms released by the Canadian Securities Administrators which fully came into effect on December 31, 2021, and the final rule amendments published by the Canadian Securities Administrators and the Canadian Council of Insurance Regulators in April 2023, and coming into effect on January 1, 2026 to enhance total cost reporting for investment funds and segregated funds.
- In the U.S., the Trump administration is expected to reshape federal policy through executive and regulatory authority. These policy changes may affect taxation, healthcare, technology, trade, and ESG, among other things, and could directly or indirectly impact our business.
- In June 2020, China passed the Hong Kong National Security Law under which law enforcement authorities have extensive powers. In July 2020, then-U.S. President Trump signed into law the Hong Kong Autonomy Act (the "Act"), and issued an Executive Order providing authority to impose primary sanctions against entities and individuals determined to have materially contributed to the undermining of Hong Kong's autonomy. The Act also provides authority to impose secondary sanctions against non-U.S. financial institutions determined to have conducted a significant transaction for any individual or entity subject to primary sanctions under the Act. In June 2021, China enacted the Law of the People's Republic of China on Countering Foreign Sanctions, which authorizes the State Council to impose countermeasures in response to sanctions imposed by foreign governments on Chinese companies and individuals. In March 2024, Hong Kong enacted the Safeguarding National Security Ordinance pursuant to Article 23 of the Basic Law of Hong Kong, which comprises a number of new offences (including those relating to state secrets), changes to existing offences and additional powers on enforcement and implementation by law enforcement authorities including extraterritorially. The U.S. and China have applied a number of targeted sanctions and trade restrictions against the other's respective interests in recent years and there may be heightened risks and uncertainties to our business in Hong Kong as a result of these developments.
- Regulators are increasing their focus on data, technology and cybersecurity. New laws, regulations, guidelines, directives and expectations continue to emerge that will require the Company to enhance its technology and information security programs, upgrade its third-party risk management and data governance programs, increase regulatory reporting obligations and have an impact on the costs and resources associated with the Company's data technology and information security activities.

- Regulators in the various jurisdictions in which we operate have increased their focus on ESG matters, including the impact of climate change, and some regulators have taken steps towards introducing or have already introduced rules to address risks and disclosures around these matters. In Canada, OSFI Guideline B-15 on Climate Risk Management ("Guideline B-15") became effective as of fiscal year-end 2024 and sets out OSFI's expectations related to the management and disclosure of climate-related risks by FRFIs. In December 2024, the Canadian Sustainability Standards Board (CSSB) finalized and issued its Canadian Sustainability Disclosures Standards ("CSDS") 1 and 2. CSDS 1 and CSDS 2 are standards for general sustainability-related disclosures and climate-related disclosures, respectively. While the proposed standards will not be mandatory, their release is expected to lead to the implementation by regulators of mandatory sustainability reporting requirements under applicable Canadian law. OSFI has committed to ensuring interoperability from a prudential perspective between Guideline B-15 and the CSSB standards. The Canadian Securities Administrators ("CSA") intends to consider the final CSSB standards in its revised proposal for a climate-related disclosure regime and may include modifications appropriate for Canadian capital markets. In addition, in 2022, the CSA published guidance for investment funds relating to ESG disclosure, which was revised in March 2024. In the U.S., state governments and regulators have increased their focus on the ESG practices of financial institutions, asset managers, and large U.S. entities conducting business in their states, particularly with respect to climate risk and greenhouse gas emissions. This includes both the climate-related disclosure legislation in states such as California as well as, conflicting state level considerations on other ESG practices that reflect the political polarization surrounding ESG in the U.S. Additionally, the SEC issued its final climate related disclosure rule which requires many registrants to include certain climate-related disclosures in their regulatory filings. The rule is on hold pending judicial review. In addition, the broad-reaching EU Corporate Sustainability Reporting Directive came into effect in 2023, which mandates comprehensive reporting under the European Sustainability Reporting Standards from many non-EU headquartered companies with EU operations that meet certain criteria. Potential divergence in expectations among regulators, as well as the pace of regulatory change in the area of climate change, could lead to operational risks. We continue to monitor our risk management practices and disclosures as new regulations and standards are implemented and as the situation continues to evolve. We are also monitoring the development of anti-greenwashing laws and regulations, including recent amendments to the *Competition Act* (Canada) which have introduced new substantiation standards for environmental claims, as well as climate-related litigation and enforcement actions relating to "greenwashing" or the practice of making misleading or unsubstantiated environmental claims.

See the heading Regulatory Matters in the AIF for a description of our regulatory environment in Canada, the U.S., Asia and Bermuda and other examples of changes in regulation that may affect our business and operations.

Environmental and Social Risk

Our financial performance, operations, and reputation may be adversely affected if we do not adequately prepare for the direct or indirect impacts of environmental and social risks. Environmental and social risks include but are not limited to environmental damage on properties owned or managed by us, physical risks, as well as public health risks. These risks may impact our direct operations, investing activities or other areas of our value chain.

Environmental and social risks can arise as a direct result of the increased frequency and severity of environmental disasters, emerging regulatory and public policy developments, and their impacts on our operations, invested assets, suppliers, Clients and reputation. They can also arise indirectly through heightened stakeholder expectations around environmental and social performance, resource constraints, costs associated with adaptation, and Clients and suppliers negatively impacted by the aforementioned. Environmental and social risks are considered in our risk assessment processes.

As an owner/lessor of and investor in real estate, we may be impacted where environmental events damage or disrupt our underlying properties. Our businesses and the properties underlying our investments are subject to environmental laws and regulations in the jurisdictions in which we operate. Consequently, we may experience environmental impacts or liabilities that could adversely affect the value of those businesses and properties, their ability to generate income, and costs related to any compliance requirements or remediation. Through other invested assets, such as loans, bonds or equity investments, we could be subject to these impacts and negative consequences from environmental issues arising at the level of the issuer and/or specific asset. Our reputation and operations may be adversely affected if we or our tenants, borrowers, or other associated parties violate environmental regulations or best practices.

Environmental risks could also harm the financial position of our reinsurers and insurers of property which we own, lease, have invested in, or manage. In turn, this may increase the risk of default on recoveries from these reinsurers and insurers, may increase the cost of reinsuring our business or the cost of insurance, and may result in reinsurance or insurance coverage being unavailable.

Significant environmental changes and disasters may also reduce the overall level of economic activity in affected areas which could hurt our businesses, the value of our investments, our ability to offer products and services, or service our existing Clients. As noted above under Insurance Risk - Mortality and Morbidity Risk, environmental risks have implications in areas such as catastrophic risk and the concentration risk presented by natural and human-made environmental disasters. As these events increase, they may impact our mortality and morbidity experience and our pricing and modelling assumptions.

If our Clients, shareholder groups, or other key stakeholders deem that our environmental and social practices are inadequate, our business could be negatively affected. Failure to comply with an existing or potential Client's policies (or not meeting their minimum requirements) could disqualify us from the opportunity to bid on, earn, or retain business. We may also experience reduced access to capital markets if certain indices find that our practices fall short of their criteria and we are removed as an index constituent.

v. Operational Risk

Risk Description

Operational risk is the risk of loss (financial and non-financial) resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk is present in all of our business activities and encompasses a broad range of risks as described below. Operational risk is embedded in the practices utilized to manage other risks and, therefore, if not managed effectively, operational risk can impact our ability to manage other key risks.

Operational Risk Management Governance and Control

We employ a wide range of operational risk management practices and controls, as outlined below:
- Operational risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Board Committees.
- Risk appetite limits have been established in Operational Risk.
- Comprehensive Operational Risk Management Framework, Policies, guidelines and practices are in place.
- Our governance practices, corporate values, Code of Conduct and Company-wide approach to managing risk set the foundation for mitigating operational risks.
- Our Code of Conduct sets the tone for a strong ethical culture, and we regularly review and update the Code of Conduct to ensure that it continues to meet the expectations of regulators and other stakeholders. All our directors and employees must reconfirm annually their understanding of and commitment to comply with the Code of Conduct.
- We have established appropriate internal controls and systems for talent acquisition, rewards and development programs that attract, build and retain top talent and create strong succession plans as well as compensation programs, and we provide ongoing training to our people.
- We conduct regular monitoring of employee engagement to ensure we create and maintain a work environment where all employees are welcome and able to contribute effectively.
- Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse scenarios.
- We mitigate a portion of our operational risk exposure through our corporate insurance program by purchasing insurance coverage that seeks to provide insurance against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfies legal requirements and contractual obligations.
- Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Specific operational risks and our risk management strategies are discussed below in further detail.

Information Security and Privacy Risks

Information and technology are used in almost all aspects of our business and operations. As part of our Client strategy, we continue to enhance the digital side of our business to support and enable new business models and processes, that are more personal, proactive and predictive.

Our business and the successful implementation of our digital strategy are dependent on various factors including maintaining a secure environment for information belonging to our Clients, employees and other parties that interact with us. This requires the effective and secure use, management and oversight of information and physical assets. We engage with various stakeholders and leverage emerging technologies, including digital, mobile applications, cloud computing, artificial intelligence and robotic process automation. These technologies are used to collect, process and maintain information relating to business transactions and financial reporting, as well as the personal information of our Clients and employees. We also obtain services from a wide range of third-party service providers and have outsourced some business and information technology functions in various jurisdictions.

There continues to be an increasing number of information security compromises and privacy breaches across industry sectors, governments and individuals. The increasing scope and complexity of malicious activity poses a significant risk to our systems and these risks may be exacerbated by the breadth of our operations, our geographic footprint and the complexity of our technology systems. A serious security or privacy breach of either an internal or third-party service provider's computer system that contains sensitive business, Client and/or employee information may result in business interruption, theft or misuse of confidential information, regulatory penalties and scrutiny, litigation, reputational damage and may have an adverse impact on current and future business opportunities with our Clients, employees and business relationships. We continue to actively monitor for increases in malicious activity due to escalating geopolitical tensions across the globe.

In particular, privacy breaches could occur and may result in unauthorized access, use or disclosure of personal information. Many jurisdictions in which we do business are developing and implementing cyber security reporting requirements and more stringent consumer privacy legislation, often with greater enforcement powers for regulators and higher fines and penalties for organizations.

We continue investing in people, processes, and technology to strengthen our abilities to respond to the evolving threat landscape. Our well-established security controls and processes are intent on protecting our information and computer systems and the information entrusted to us by our Clients and employees. Examples of our established controls and processes include:
- Our Information Security framework is overseen by the Chief Information Security Officer, supported by senior leadership and by our Operational Risk Management Framework.
- Our Information Security framework and governance controls (policies, procedures, training) are aligned with recognized industry standards and are compliant with applicable laws and regulations. The security framework also includes technology and process safeguards and regularly promotes secure behavioural practices.
- As part of our layered security approach, we deliver general security awareness training sessions to all employees every year that is reinforced with regular awareness resources and activities.
- Our Chief Privacy Officer oversees the global privacy program and sets direction for privacy compliance across the enterprise. Our global privacy program monitors adherence to our global privacy commitments, local laws and local privacy policies.
- Over 30 Privacy Officers across the enterprise monitor emerging privacy legislation, help our businesses make privacy-related decisions and provide guidance on handling personal information.
- We deliver general privacy training annually to all employees supported by targeted training as needed, and provide regular monitoring and reporting.
- Our protection strategy leverages information security risk assessments and privacy impact assessments to evaluate potential risks.
- We carry cyber risk insurance to help mitigate the impact of security and privacy incidents.

The threat environment is rapidly and constantly changing, and there remains a possibility that our processes and controls could be unsuccessful in detecting or preventing a security breach. We remain vulnerable, and work with third parties who may also be vulnerable, to computer viruses and other types of malicious software, cyber-attacks and hacking attempts from unauthorized persons, the physical theft of

computer systems, internal programming or human errors, fraud, or other disruptive problems or events. There is also a risk that certain internal controls fail, which could also exacerbate the consequences from such events.

Human Resources Risk

Our ability to achieve business objectives can be adversely affected if we are unable to attract, retain or effectively deploy resources with the in-depth knowledge and necessary skills required, or are unable to design compensation and talent programs that effectively drive employee behaviour and shape corporate culture. Failure to manage Human Resources risk can also lead to direct financial and reputational loss including losses arising from activity that is inconsistent with Human Rights or employment laws or health and safety regulations.

To mitigate this risk, we have comprehensive Human Resource policies, practices and programs in place to ensure compliance with employment legislation, minimize the risk of employee misconduct, and proactively develop employee skills, capabilities and behaviours to meet future business needs.

Regulatory Compliance, Legal and Conduct Risk

We are subject to extensive regulatory oversight by financial services regulators in the jurisdictions in which we conduct business. Failure to comply with applicable laws or to conduct our business consistent with changing regulatory or public expectations could adversely impact our reputation and may lead to regulatory investigations, examinations, proceedings, settlements, penalties, fines, restrictions on our business, litigation or an inability to carry out our business strategy.

As a business with external Clients and stakeholders, we face many operational risks, including, legal, fraud, privacy, financial crimes, market conduct, and business conduct. Examples of how these operational risks may affect our business are outlined below:
  a. Legal Risk: during the normal course of operating our business, we are subject to the risk of adverse litigation including class action lawsuits. Such litigation could result in reputational damage and financial loss.
  b. Fraud Risk: both internal and external fraud are possibilities within our business, such as opening policies under other people's names. Such actions could result in reputational damage and lawsuits.
  c. Privacy Risk: any leakage of personal information could have ramifications for our business and may lead to lawsuits and reputational damage.
  d. Financial Crimes Risk: non-compliance with regulatory requirements and the failure to manage the risk around Money-Laundering, Terrorist Financing, Sanctions, Bribery and Corruption can lead to financial loss, reputational damage, business sanctions.
  e. Market Conduct Risk: the risk of unfair treatment of Clients, for example, as a result of inadequate or failed processes or inappropriate behaviours, offerings, or interactions by the Enterprise, its Employees, Agents, Distributors, or other third parties. This includes risk arising from non-compliance with Regulatory Requirements and how we design, develop, market, distribute, sell or service our products to our Clients and may result in reputational damage and financial loss.
  f. Business Conduct Risk: the risk arising from the administration of the firm that is not compliant with applicable laws and regulations, which may result in reputational damage, business sanctions and financial loss.

As an international organization, we are subject to anti-bribery and anti-corruption laws, and regulations in the jurisdictions in which we operate in, each of which include significant civil and criminal penalties if breached. Our policies, including our Code of Conduct, require strict adherence to these laws. We, or our joint ventures, Distributors or other third-parties acting on our behalf, may from time to time interact with government officials, which presents a heightened risk of censure under anti-bribery and anti-corruption laws if our or our business partners' due diligence or other procedures when interacting with government officials are deemed inadequate.

Financial services regulators and other government agencies in jurisdictions we operate regularly make inquiries, conduct investigations and administer examinations with respect to compliance with applicable laws and regulations. As well, regulators and governmental authorities, industry groups and rating agencies have developed initiatives regarding market conduct. Financial services regulators and other governmental authorities in many of the countries in which we operate have raised issues and commenced regulatory inquiries, investigations and proceedings with respect to current and past business practices in the financial services industry and have given greater emphasis to the investigation of those practices. Current and future regulatory investigations, examinations, proceedings, and civil actions arising out of such matters could adversely affect our reputation, and may result in settlements, penalties, fines, restrictions on our business, litigation or an inability to carry out our business strategy or may cause us to make changes to our business and compliance practices, policies and procedures, which in turn could impact our profitability and future financial results and increase our litigation risk.

Under the Insurance Companies Act and the Supervisory Information (Insurance) Regulations (Canada) and pursuant to similar restrictions in other jurisdictions, we are prohibited from directly or indirectly disclosing any supervisory information relating to SLF Inc., Sun Life Assurance and their affiliates.

Our Chief Compliance Officer oversees our comprehensive Enterprise-wide compliance framework, which is aligned with guidance from OSFI and other regulators. This framework promotes proactive, risk-based management of compliance and regulatory risk, and includes Enterprise and business segment policies and operating guidelines, programs to promote awareness of laws and regulations that impact us, ongoing monitoring of emerging legal issues and regulatory changes and training programs.
  • The employee training programs include anti-money laundering and anti-terrorist financing, sanctions, anti-bribery and corruption, fraud, privacy and information security risk management.
  • Effective governance, oversight and implementation is a coordinated effort between first and second lines of defence functions. Second line oversight and effective challenge relies on a network of compliance officers.
  • The Chief Compliance Officer reports regularly to the Board and Board Committees on the health of the compliance program, key compliance risks, emerging regulatory trends, escalation of significant issues and key risk indicators.

Information Technology Risk

The use of technology and computer systems is essential in supporting and maintaining business operations. We use technology to support virtually all aspects of our business and operations. The rapidly changing business environment increases the risk of our technology strategy not being agile enough to adapt to new business demands in a timely manner leading to financial losses, increased costs and the inability to meet Client needs.

Initiatives supporting our business strategy rely on developing innovative information technology solutions on a timely basis. Although every reasonable precaution is taken to ensure information technology systems remain available, stable, and current, it is not possible to fully eliminate all risk. Some changes and upgrades are extremely complex and there is a chance that an undetected technical flaw may exist, which, when implemented, stops or disrupts critical information technology systems or business applications.

Third-Party Risk

We engage in a variety of third-party relationships, including with distributors, independent contractors, outsourcing service providers and suppliers. Our profitability or reputation could be impacted if these third parties are unable to meet their ongoing service commitments or fail to perform to expected standards.

An interruption in our relationship with certain third parties or other parties engaged by such third parties, the impairment of their reputation or creditworthiness, their failure to provide contracted services in the manner agreed or in accordance with applicable laws and regulations, or the ability to timely and cost effectively transition to alternate third parties in the event of a disruption could materially and adversely affect our business objectives or expose us to regulatory fines and/or reputational harm.

To manage these risks, we have established Company-wide policies and guidelines which are consistent with OSFI's and other local regulatory requirements, and which set out our requirements to identify, assess, manage, monitor and report on third-party risks. Our program includes third-party risk assessments and a risk-based approach to conducting due diligence. The key elements and risks associated with the third party are documented in the form of a written agreement, and the company monitors performance of its third parties in a manner that is commensurate to the size, risk, scope and complexity of the third-party relationship.

Business Disruption Risk

To conduct operations, our businesses are dependent on the availability of a range of resources including trained employees, physical locations, access to technology and third parties.

A sustained failure of one or more of our key business processes or systems could materially and adversely impact our business, operations and employees. These failures can result from disruption of our processes and systems due to a range of risks including utility outages, fires, floods, severe storms, cyber-attacks, terrorism and other human-made attacks, natural disasters and other events. We have experienced increased incidents and impacts of disruption due to weather events such as tropical storms and flooding in the geographies in which we operate, as well as earthquakes, and pandemic risks.

Business disruptions can also occur due to changes in environmental risk. The related impacts have been highlighted above under the heading Environmental and Social Risk. Also, because some of our business processes are performed by third parties and some of our systems interface with, or are dependent on, third-party systems, we could experience service interruptions if these third-party operations or systems are degraded and/or fail.

To mitigate these risks, we have implemented a business continuity management program to regularly test and facilitate the recovery of critical business operations. This program encompasses business continuity, crisis management and disaster recovery planning, and includes periodic testing of these plans.

Our policy, guidelines and operating procedures establish consistent processes to manage the impact to key business functions and operations and to support effective and efficient resumption should a major disruption occur. In addition to regular updates and testing of business continuity plans for critical business operations, we conduct mandatory business continuity awareness training for all employees annually and have off-site backup facilities and failover capability designed to minimize downtime and accelerate recovery time in the event of a major disruption.

Model Risk

We use complex models to support many business functions including product development and pricing, capital management, valuation, financial reporting, planning, hedging, asset-liability management, risk management and advanced analytics (such as artificial intelligence, predictive modelling and decision making algorithms). Model risk is the risk of loss, either in the form of financial loss, inappropriate or poor business decisions, damage to reputation, or other adverse impact, arising from inaccurate model outputs or incorrect use or interpretation of model outputs.

Model risk can arise from many sources including
- inappropriate methodologies,
- assumptions or parameters,
- incorrect use of source data,
- inaccurate or untimely source data,
- incorrect application or operator errors,
- increasing product complexity, and
- regulatory expectations.

If the models' methodologies and assumptions are not appropriately set or well controlled, or data or implementation errors occur in the models, this could result in a negative impact on our results and financial position.

Many of our methods and models for managing risk and exposures are based upon the use of observed historical precedents for financial market behaviour, credit experience and insurance risks. As a result, these methods may not fully predict future risk exposures, which can be significantly greater than our historical measures indicate. Other risk management methods depend upon the evaluation of information regarding markets, Clients, catastrophic occurrence or other matters that are publicly available or otherwise accessible to us. However, this information may not always be accurate, complete, up-to-date, properly evaluated or necessarily indicative of ultimate realized experience. As we review and update our models, changes might be made to valuation methods and assumptions, which may impact our results.

To manage model risk, we have established robust, Company-wide model risk management procedures over the models' life cycle with respect to building, using, changing and retiring models. The policy and operating guidelines set out minimum, risk-based requirements to ensure that models are effectively controlled, maintained and appropriately understood by users.

Information Management Risk

As an international provider of financial services, we deal with extensive information across a number of countries.

Information management risk is the:
   a.   inability to capture, manage, retain and appropriately dispose of business records,
   b.   the inability to provide data that is valid, complete, accurate, consistent, unique, or timely to support business decisions, and
   c.   the inability to manage data location and cross-border access appropriately.

Failure to manage these risks could have financial or reputational impacts, and may lead to regulatory proceedings, penalties, and litigation. To manage and monitor information management risk, we have a data governance framework, which includes a records management program, data quality best practices, and data residency controls.

We continue to evolve our risk management best practices to manage risks associated with Generative-AI as we identify use cases and run experiments designed to identify opportunities.

vi. Liquidity Risk
Risk Description

Liquidity risk is the possibility that we will not be able to fund all cash outflow commitments and collateral requirements as they fall due. This includes the risk of being forced to sell assets at depressed prices resulting in realized losses on sale. This risk also includes restrictions on our ability to efficiently allocate capital among our subsidiaries due to various market and regulatory constraints on the movement of funds. Our funding obligations arise in connection with the payment of policyholder benefits, expenses, reinsurance settlements, asset purchases, investment commitments, interest on debt, and dividends on common and preferred shares. Sources of available cash flow include general fund premiums and deposits, investment related inflows (such as maturities, principal repayments, investment income and proceeds of asset sales), proceeds generated from financing activities, and dividends and interest payments from subsidiaries. We have various financing transactions and derivative contracts under which we may be required to pledge collateral or to make payments to our counterparties for the decline in market value of specified assets. The amount of collateral or payments required may increase under certain circumstances (such as changes to interest rates, credit spreads, equity markets or foreign exchange rates), which could adversely affect our liquidity.

Under stress conditions, increases in funding obligations can occur in conjunction with reductions in cost effective sources of available cash inflow. In particular, adverse stress scenarios could involve increases in policyholder cash surrenders and terminations and decreases in the amounts of premiums and deposits being generated by existing and new Clients. Adverse capital market conditions may also be associated with a reduction in available market liquidity and clearing prices for expected asset sales, and reductions in the level of cash inflows (dividends, interest payments and expected maturities) on continuing portfolio investments. These developments could have an adverse effect on our financial position and results of operations.

We engage in various transactions including repurchase agreements and other capital markets transactions to meet short-term cash requirements. The cost and our ability to execute these transactions may be negatively impacted by illiquid or volatile markets. Disruption in the financial markets may limit our access to capital in the event we are required to seek additional liquidity to operate our businesses. This will result in increased costs to raise capital coupled with less desirable terms or maturities which would decrease future profitability and financial flexibility.

SLF Inc. is a holding company for its insurance, wealth and asset management subsidiaries and does not have significant operations of its own. Dividends and interest payments from its subsidiaries are its principal sources of cash. If the cash received from its subsidiaries is insufficient, then it may be required to raise debt or equity externally or sell some of its assets. We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.'s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

In addition, rating agencies publish credit ratings of securities issued by SLF Inc. and its subsidiaries, which have an impact on the interest rates paid by those companies on borrowed funds. A material downgrade in the issuer credit ratings could limit our access to capital or increase the cost of borrowing and may have an adverse effect on our financial condition.

We have established financing arrangements that support NAIC statutory reserves for universal life policies issued by Sun Life Assurance in the U.S. Our ability to support these reserves with these financing structures can be negatively impacted by market conditions and regulatory changes. Further, these financings, in all or in part, are treated as operating leverage by the rating agencies. If, due to a change in rating agency methodology or position, the rating agencies cease to treat these financings as operating leverage, without providing any grandfathering provisions, there may be an adverse impact on our credit and financial strength ratings.

Liquidity Risk Management Governance and Control

We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:

- Liquidity risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
- Liquidity is managed in accordance with our Asset Liability Management Policy and operating guidelines.
- Liquidity contingency plans are maintained for the management of liquidity in a liquidity event.
- Stress testing is performed by comparing liquidity coverage risk metrics under a one-month stress scenario to our policy thresholds. These liquidity coverage risk metrics are measured and managed at the enterprise and legal entity levels.
- Stress testing of our collateral is performed by comparing collateral coverage ratios to our policy thresholds.
- Cash Management and asset-liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations.
- Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.
- We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments.
- Various credit facilities for general corporate purposes are maintained.

Based on our historical cash flows and liquidity management processes, we believe that the cash flows from our operating activities will continue to provide sufficient liquidity for us to satisfy Client obligations, service debt obligations and to pay other expenses as they fall due.

Maturity Analysis for Insurance Contracts

The following tables present the undiscounted estimated future cash flows of insurance contract and reinsurance contract held assets and liabilities on our Consolidated Statements of Financial Position. These cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, amounts on deposit, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimated assumptions used in the determination of insurance contract and reinsurance contract held assets and liabilities. Due to the use of assumptions, actual cash flows will differ from these estimates. Amounts payable on demand, which includes amounts on deposit, dividends on deposit, outstanding claims and policyholder account values, are included in the 1 year or less time band. Amounts in this table include the liability for incurred claims and liability for remaining coverage for contracts measured using the premium allocation approach ("PAA"). The amounts included in the table differ from the carrying value of the portfolio mainly due to discounting and risk adjustments.

As at December 31,		2024		2023
Insurance contract liabilities:				
Within 1 Year[(1)]	$	**11,269**	$	11,428
1 Year to 2 Years		**3,254**		3,670
2 Years to 3 Years		**3,363**		3,887
3 Years to 4 Years		**4,059**		4,128
4 Years to 5 Years		**5,211**		4,451
Over 5 years		**729,030**		556,052
Total	$	**756,186**	$	583,616
Insurance contract assets:				
Within 1 Year	$	**(633)**	$	(463)
1 Year to 2 Years		**(332)**		(323)
2 Years to 3 Years		**(272)**		(276)
3 Years to 4 Years		**(263)**		(248)
4 Years to 5 Years		**(241)**		(225)
Over 5 years		**(3,935)**		(3,305)
Total	$	**(5,676)**	$	(4,840)
Reinsurance contract held liabilities:				
Within 1 Year	$	**110**	$	140
1 Year to 2 Years		**99**		83
2 Years to 3 Years		**101**		88
3 Years to 4 Years		**104**		91
4 Years to 5 Years		**107**		95
Over 5 years		**4,769**		5,036
Total	$	**5,290**	$	5,533
Reinsurance contract held assets:				
Within 1 Year[(1)]	$	**(847)**	$	(520)
1 Year to 2 Years		**(652)**		(54)
2 Years to 3 Years		**(685)**		(69)
3 Years to 4 Years		**(707)**		(105)
4 Years to 5 Years		**(728)**		(130)
Over 5 years		**(9,405)**		(11,330)
Total	$	**(13,024)**	$	(12,208)

[(1)] Includes amounts payable on demand of $5,177 million (2023 - $4,800 million), and $(29) million (2023 - $(33) million) for Insurance contract liabilities and Reinsurance contract held assets, respectively.

Maturity Analysis – Other Financial Liabilities

The following table summarizes the contractual maturities of our significant financial liabilities and contractual commitments other than insurance contracts as at December 31, 2024 and 2023:

Financial Liabilities and Contractual Obligations

December 31, 2024 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
Investment contract liabilities[1]	$ 6,157	$ 2,351	$ 1,413	$ 1,692	$ 11,613
Senior debentures and unsecured financing[2]	2,133	28	28	519	2,708
Subordinated debt[2]	225	451	585	7,248	8,509
Bond repurchase agreements	2,840	—	—	—	2,840
Accounts payable and accrued expenses	10,085	—	—	—	10,085
Lease liabilities[3]	166	262	207	421	1,056
Secured borrowings from mortgage securitization	461	758	382	380	1,981
Borrowed funds[2]	23	107	244	31	405
Credit facilities	2,126	—	—	—	2,126
Total liabilities	$ 24,216	$ 3,957	$ 2,859	$ 10,291	$ 41,323
Contractual commitments:[4]					
Contractual loans, equities and mortgages	$ 1,242	$ 985	$ 576	$ 2,054	$ 4,857
Total contractual commitments	$ 1,242	$ 985	$ 576	$ 2,054	$ 4,857

December 31, 2023 ($ millions)	Within 1 year	1 year to 3 years	3 years to 5 years	Over 5 years	Total
Investment contract liabilities[1]	$ 5,728	$ 2,518	$ 1,442	$ 1,727	$ 11,415
Senior debentures and unsecured financing[2]	2,347	28	28	533	2,936
Subordinated debt[2]	204	410	554	7,192	8,360
Bond repurchase agreements	2,705	—	—	—	2,705
Accounts payable and accrued expenses	8,665	—	—	—	8,665
Lease liabilities[3]	188	319	228	534	1,269
Secured borrowings from mortgage securitization	306	885	560	535	2,286
Borrowed funds[2]	86	103	14	162	365
Credit facilities	2,330	—	—	—	2,330
Total liabilities	$ 22,559	$ 4,263	$ 2,826	$ 10,683	$ 40,331
Contractual commitments:[4]					
Contractual loans, equities and mortgages	$ 39	$ 1,199	$ 915	$ 2,756	$ 4,909
Total contractual commitments	$ 39	$ 1,199	$ 915	$ 2,756	$ 4,909

[1] These amounts represent the undiscounted estimated cash flows of investment contract liabilities on our Consolidated Statements of Financial Position.

[2] Payments due based on maturity dates and include expected interest payments. Actual redemption of certain securities may occur sooner as some include an option for the issuer to call the security at par at an earlier date.

[3] Liabilities associated with the lease commitments are included on the Consolidated Statements of Financial Position.

[4] Contractual commitments are not reported on our Consolidated Statements of Financial Position. Additional information on these commitments is included in Note 22 of our 2024 Annual Consolidated Financial Statements.

Additional information on liquidity risk can be found in Note 6 of our 2024 Annual Consolidated Financial Statements.

vii. Other Risks

International Operations

The future success of our businesses in our international operations depends in large part on our ability to grow and compete in the markets where we operate. Challenges in these markets pose strategic and execution risk including our ability to attract and retain qualified employees and executives with local experience and critical skills, geopolitical, legal, economic, competition or other risks, risks associated with joint venture operations, developing and executing our risk management practices, and our ability to attract, retain, expand and diversify distribution channels.

If we are unable to attract, retain and engage qualified employees and executives with relevant experience and critical business skills, our ability to grow our business in our international operations as quickly as planned may be limited. Competition for qualified employees and distribution partners in our international operations, in particular the Asian markets, continues to be strong and could adversely impact our ability to attract and retain talent.

Our international operations may face geopolitical, legal and regulatory, economic, competitive, operational or other risks that we may not face in our domestic operations. Examples of this type of risk are the risk of changes in regulation, geopolitical risks due to changes in government, discriminatory regulation, political instability, nationalization or expropriation of assets, changes to the maximum level of non-domestic ownership, price controls and exchange controls or other restrictions that could prevent us from transferring funds from these operations out of the countries in which they operate or converting local currencies we hold into Canadian dollars or other currencies.

Capital markets in certain international markets may not have the same depth, liquidity or range of investment options generally available in other markets in which we operate. In particular, the more limited availability of long-duration assets exposes our Asian operations to higher asset-liability management costs and potential risk.

We have entered into joint venture arrangements in certain markets in Asia, where we may have a lesser degree of control over these businesses that may expose us to additional operational, financial, compliance and legal risks. We may be dependent on our joint venture counterparty for capital, product distribution, local market knowledge, or other resources. Our ability to exercise management control or influence over these joint ventures and the success of our investments in them will depend on the cooperation between the joint venture participants and the terms of the joint venture agreements, which allocate control among the joint venture participants. If we are unable to effectively manage these joint ventures, or any joint venture counterparty fails to meet its obligations under the joint venture arrangement, encounters financial difficulty, elects to alter, modify or terminate the relationship, or a joint venture does not comply with local legislation or regulations, we may be unable to achieve our objectives and our results of operations and brand may be negatively impacted.

Capital Adequacy

Capital adequacy risk is the risk that our capital position is not or will not be sufficient to withstand adverse economic conditions, to maintain our financial strength, to allow us and our subsidiaries to support ongoing operations and to take advantage of opportunities for expansion, and to support the risk taking activity in pursuit of our business objectives.

The strength of our capital position depends in part upon the level of and changes in interest rates and equity prices, credit experience, mortality and morbidity experience, currency rate fluctuations and our overall profitability.

Various factors may negatively impact our capital ratios, and may impair our financial position and our ability to execute our business strategies and plans, such as:
- Declining equity markets
- Downgrades in ratings
- Changes in interest rates
- Changes in credit spreads on corporate bonds and asset backed securities
- Lower earnings
- Inability to access capital markets on a timely basis

In addition, regulatory changes being considered by other regulators world-wide may adversely impact the capital of SLF Inc. and its insurance subsidiaries.

Credit and Financial Strength Ratings

Financial strength ratings represent the opinions of rating agencies regarding an insurance company's ability to meet its policy obligations. Credit ratings indicate the opinions of rating agencies regarding an issuer's ability to meet the terms of debt, preferred share and Tier 1 hybrid capital obligations in a timely manner, and are important factors in a company's overall funding profile and ability to access external capital. A downgrade by a rating agency in the credit ratings of securities issued by SLF Inc. and its subsidiaries or the financial strength ratings of SLF Inc.'s insurance company subsidiaries could adversely affect our financial condition and results of operations.

The financial strength rating of an insurance company is a key competitive factor in marketing its products and in attracting and retaining agents and distributors. If our credit or financial strength ratings are downgraded, our financial condition, competitive position and results of operations could be negatively impacted in many ways, including:
- Reducing new sales of insurance products, annuities and investment products;
- Requiring us to reduce prices for products and services to remain competitive;
- Higher level of surrenders and withdrawals;
- Higher reinsurance costs;
- Increasing our cost of capital and limiting our access to the capital markets, thus reducing our financial flexibility;
- Reducing our ability to enter into normal course derivative or hedging transactions and increasing the costs associated with such transactions; and
- Adversely affecting our relationships with our advisors and third-party distributors of our products.

In addition, downgrades in our credit or financial strength ratings below thresholds specified in certain of our derivative agreements, reinsurance agreements and other agreements could result in the counterparties to those agreements having the right to terminate those agreements or to require that we provide support for those agreements in the form of collateral or letters of credit.

Changes in methodologies and criteria used by rating agencies could also result in downgrades that do not reflect changes in the general economic conditions or our financial condition.

Additional information concerning our ratings is provided in the AIF under the heading Security Ratings.

Tax Matters

The validity and measurement of tax benefits associated with various tax positions taken or expected to be taken in our tax filings are a matter of tax law and are subject to interpretation. Tax laws are complex and their interpretation requires significant judgment. The provision for income taxes reflects management's interpretation of the relevant tax laws and its best estimate of income tax implications of the transactions and events during the period. There can be a risk that tax authorities could differ in their interpretation of the relevant laws and could assert that tax positions taken by the company give rise to a need for reassessment, including reassessment under specific or general anti-avoidance rules or transfer pricing provisions.

The assessment of additional taxes, interest and penalties or damage to the Company's reputation could be materially adverse to our future results of operations and financial position.

Under the liability method of accounting for income taxes, deferred tax assets are recognized for the carryforward of unused tax losses and tax credits, as well as amounts that have already been recorded in the financial statements, but will not result in deductible amounts in determining taxable income until future periods. Deferred tax assets are recognized only to the extent of the probability that taxable profit will be available against which the future tax deductions and unused tax losses can be utilized.

At the end of each reporting period, we must assess the value of our deferred tax assets. The determination of our deferred tax assets is dependent upon projections of future taxable profits. Our projections require significant judgments and estimates about future events, including global economic conditions and the future profitability of our businesses. If the profitability of our businesses is lower than our projections or if our outlook diminishes significantly, we may be required to reduce the value of our deferred tax assets. Any change to our deferred tax assets could have a material adverse impact on our future results of operations and financial position.

We are also subject to changing income tax regulations. We currently have an effective income tax rate that is lower than the Canadian statutory income tax rate for corporations. The Company reflects favourable tax impacts in its financial statements from certain tax benefits, including but not limited to tax-exempt or low-taxed investment income, dividends received deductions, tax credits (from certain investments or from taxes paid on foreign source income), and favourable tax rates in certain jurisdictions in which we operate. In addition, many of our life insurance products benefit Clients with preferred tax treatment under various tax regimes. For example life insurance policies and annuity contracts in the U.S. and Canada allow for the deferral or elimination of taxation on earnings (inside buildup) accrued under the policy. There is a risk that tax legislation, administrative guidance or legislative developments could lessen or eliminate some of the benefits currently available to the Company or its policyholders. This risk could result in lower product sales or increased lapses of policies, and could have a material adverse effect on our future results of operations and financial position.

From time to time, governments in countries in which we operate enact changes to statutory corporate income tax rates. A change in income tax rate requires us to review and re-measure our deferred tax assets and liabilities as of the date of substantive enactment. As of December 31, 2024, the Company reported a $3,624 million net deferred tax asset in its Consolidated Statements of Financial Position, primarily in Canada. Any future tax rate reductions in jurisdictions where we carry a net deferred tax asset could result in a reduction in the carrying value of the deferred tax asset and a corresponding income tax expense at the time of substantive enactment of a rate reduction.

The Pillar Two global minimum tax rules apply to us effective January 1, 2024 and have been substantively enacted in several jurisdictions, including Canada, whose Global Minimum Tax Act became enacted in June 2024. The Pillar Two legislation requires the ultimate parent entity of a group to pay top-up tax, on a jurisdiction-by-jurisdiction basis, on profits of its subsidiaries that are taxed below 15%. Our subsidiaries that are currently subject to a statutory tax rate or to a tax regime that could result in taxing profits at a rate below 15% include those in Bermuda, Hong Kong and Ireland. The Pillar Two legislation is expected to increase the effective tax rate on underlying net income by approximately one to two percentage points.

L. Additional Financial Disclosure

1. Selected Annual Information

($ millions, after-tax, unless otherwise stated)	2024	2023	2022
Total revenue (pre-tax)	38,633	40,774	5,769
Common shareholders' net income (loss)	3,049	3,086	2,871
Reported basic earnings per share ($)	5.27	5.27	4.90
Reported earnings per share (diluted) ($)	5.26	5.26	4.89
Total assets	370,721	333,241	323,608

2. Items related to Statement of Operations

i. Business Group Summary Statements of Operations

($ millions)	Canada	U.S.	2024 Asset Management	Asia	Corporate	Total	2023 Total
Insurance revenue	8,778	12,296	—	1,554	9	22,637	21,356
Investment income (loss)	5,039	316	281	1,648	131	7,415	11,586
Fee income	1,771	489	6,391	329	(399)	8,581	7,832
Revenue	15,588	13,101	6,672	3,531	(259)	38,633	40,774
Insurance service expenses	7,309	11,345	—	974	3	19,631	18,450
Reinsurance contract held net (income) expense	4	(145)	—	56	—	(85)	69
Insurance finance (income) expenses from insurance contracts issued	3,843	63	—	1,233	—	5,139	9,675
Reinsurance finance (income) expenses	81	(121)	—	(11)	—	(51)	(59)
(Decrease) increase in investment contract liabilities	390	—	—	3	—	393	331
Other income	—	—	(163)	—	—	(163)	(169)
Interest expenses	262	116	172	105	9	664	552
Operating expenses and commissions	1,989	1,127	4,596	701	353	8,766	7,995
Total expenses	13,878	12,385	4,605	3,061	365	34,294	36,844
Income tax expense (benefit)	395	133	411	124	(23)	1,040	461
Dividends on preferred shares and distributions on other equity instruments	—	—	—	—	80	80	79
Non-controlling interests and participating policyholders' income in net income of subsidiaries	98	27	128	(83)	—	170	304
Reported net income (loss) – Common shareholders	1,217	556	1,528	429	(681)	3,049	3,086

2024 vs. 2023

Canada
Canada's revenue decreased $1.6 billion in 2024, reflecting lower net investment income primarily from fair value changes of invested assets partially offset by higher insurance revenue.

U.S.
U.S.'s revenue decreased $0.4 billion in 2024, reflecting lower net investment income primarily from fair value changes of invested assets partially offset by higher insurance revenue.

Asset Management
Asset Management's revenue increased $0.5 billion in 2024, driven by higher fee income in MFS and SLC Management.

Asia
Asia's revenue decreased $0.5 billion in 2024, reflecting lower net investment income primarily from fair value changes of invested assets, partially offset by higher insurance revenue.

Corporate
Corporate's loss of $0.3 billion in 2024 compared to a loss of $0.1 billion in 2023, primarily from the sale of Sun Life UK in Q2'23.

ii. Revenue

Revenues are primarily derived from life and health insurance, investment management and annuities, and mutual funds, as well as Corporate investments and earnings on capital not attributed to a strategic business segment. Total revenue is comprised of: (i) insurance revenue; (ii) net investment income; and (iii) fee income. Total revenue excludes investment result for insurance contracts for account of segregated fund holders.

Insurance revenue is comprised of the portion of premiums that cover expected claims and directly attributable expenses in the period, as well as the release of risk adjustment and the amortization of CSM for the period. Insurance revenue excludes the portion of premiums that cover repayment of investment components.

Net investment income is comprised of interest income, dividends, realized and unrealized gains and losses, and other investment income earned on general fund assets. Net investment income, such as net rental income, fair value changes, and foreign exchange gains (losses) are also earned from non-financial instruments. Net investment income can experience volatility arising from the quarterly fluctuation in the

value of FVTPL assets and foreign currency changes on assets and liabilities, which may in turn affect the comparability of revenue from period to period. The change in fair value of FVTPL assets is driven largely by market-related factors such as interest rates, credit spreads and equity returns. The debt and equity securities that support insurance contract liabilities are generally designated or classified as FVTPL and changes in fair values of these assets are recorded in net investment income in our Consolidated Statements of Operations. Changes in the fair values of the FVTPL assets supporting insurance contract liabilities are largely offset by a corresponding change in the liabilities excluding those for account of segregated fund holders.

Fee income includes distribution fees, fund management and other asset-based fees, primarily earned in the Asset Management segment. Fee income also includes administrative service and other fees primarily earned in the Canada and U.S. segments. Premium and deposit equivalents from administrative services only ("ASO"), as well as deposits received by the Company on investment contracts such as segregated funds, mutual funds and managed funds are not included in revenue; however, the Company does receive fee income from these contracts, which is included in revenue. Fee income and ASO premium and deposit equivalents are an important part of our business and as a result, revenue does not fully represent sales and other activity taking place during the respective periods.

($ millions)	2024	2023
Insurance revenue		
Annuities	**2,395**	2,258
Life insurance	**5,620**	5,356
Health insurance	**14,622**	13,742
Total insurance revenue	**22,637**	21,356
Net Investment income (loss)	**7,415**	11,586
Fee income	**8,581**	7,832
Total revenue	**38,633**	40,774

2024 vs. 2023

Total revenue decreased by $2.1 billion, reflecting lower net investment income primarily from fair value changes of invested assets partially offset by higher insurance revenue. Foreign exchange translation increased revenue by $0.3 billion. By business group, revenue reflected lower net investment income in Canada, the U.S., and Asia, partially offset by higher insurance revenue primarily in Canada, the U.S, and Asia.

Insurance revenue increased $1.3 billion, primarily driven by higher insurance revenue in Canada, the U.S and Asia.

Net investment income decreased $4.2 billion primarily from fair value changes of invested assets reflecting the impact of interest rates.

Fee income increased $0.7 billion driven by higher fee income in MFS, SLC Management and in our other wealth and asset management businesses.

iii. Expenses

($ millions)	2024	2023
Expenses		
Insurance service expenses	**19,631**	18,450
Reinsurance contract held net (income) expense	**(85)**	69
Insurance finance (income) expenses from insurance contracts issued	**5,139**	9,675
Reinsurance finance (income) expenses	**(51)**	(59)
(Decrease) increase in investment contract liabilities	**393**	331
Other income	**(163)**	(169)
Interest expenses	**664**	552
Operating expenses and commissions	**8,766**	7,995
Total expenses	**34,294**	36,844

Total expenses of $34.3 billion decreased $2.6 billion in 2024 compared to the prior year, primarily driven by lower insurance finance expenses from insurance contracts issued partially offset by higher insurance service expenses.

Insurance service expenses of $19.6 billion increased $1.2 billion in 2024 compared to the prior year, primarily driven by increases in the U.S. and Canada.

Reinsurance contract held net income of $0.1 billion compared to $0.1 billion net expense in the prior year, primarily driven by Canada.

Insurance finance expenses from insurance contracts issued of $5.1 billion decreased $4.5 billion in 2024, primarily driven by Canada, the U.S. and Asia.

Other income of $163 million in 2024 primarily relates to the early termination of a distribution agreement in Asset Management, compared to prior year other income of $169 million relating to the sale of Sun Life UK and the sale of the sponsored markets business in Canada. For additional information, refer to Note 3 of our 2024 Annual Consolidated Financial Statements.

Interest expenses of $0.7 billion increased $0.1 billion in 2024 compared to the prior year, primarily driven by Canada.

Operating expenses and commissions of $8.8 billion increased $0.8 billion in 2024 compared to the prior year, primarily driven by higher expenses across all businesses, and $85 million of unfavourable foreign exchange translation. For additional information, see Note 17 of our 2024 Annual Consolidated Financial Statements.

iv. Taxes

Income Taxes

In 2024, we had an income tax expense of $1,040 million on reported net income before taxes of $4,339 million, which resulted in an effective income tax rate of 24.0% (2023 - $461 million, $3,930 million, and 11.7%, respectively).

On an underlying basis[1], in 2024, we had an income tax expense of $834 million on our underlying net income before taxes of $4,831 million, representing an effective income tax rate of 17.3% which is within our expected range of 16% to 22% (2023 - $811 million, $4,685 million, and 17.3%, respectively).

See section D - Profitability - 5 - Income taxes in this document for additional information on our effective tax rates.

3. Items related to Statements of Financial Position
i. Changes in items related to the Statement of Financial Position
Total general fund assets were $221.9 billion as at December 31, 2024 (December 31, 2023 - $204.8 billion), primarily driven by general operating activities and favourable impacts from foreign exchange translation.

The net liabilities balance for insurance contracts issued[2] was $146.9 billion as at December 31, 2024 (December 31, 2023 - $135.5 billion), primarily driven by cash flows, insurance finance income and expenses and foreign currency translation, partially offset by the change in insurance service result.

Total shareholders' equity, including preferred shares and other equity instruments, is $25.6 billion as at December 31, 2024 (December 31, 2023 - $23.6 billion). The change in total shareholders' equity included:
    (i)   total shareholders' net income of $3,129 million, before preferred share dividends of $80 million; and
    (ii)   favourable impacts from foreign exchange translation of $1,346 million included in OCI; partially offset by
    (iii) common share dividend payments of $1,875 million; and
    (iv)   a decrease of $855 million from the repurchase and cancellation of common shares.

As at January 31, 2025, SLF Inc. had 572,857,568 common shares, 3,049,926 options to acquire SLF Inc. common shares, and 52,200,000 Class A Shares outstanding.

ii. Off-Balance Sheet Arrangements

In the normal course of business, we are engaged in a variety of financial arrangements. The principal purposes of these arrangements are to earn management fees and additional spread on a matched book of business and to reduce financing costs.

While most of these activities are reflected on our balance sheet with respect to assets and liabilities, certain of them are either not recorded on our balance sheet or are recorded on our balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities we undertake primarily include asset securitizations and securities lending. For more information, see Note 5 in our 2024 Annual Consolidated Financial Statements.

iii. Goodwill and Intangibles Impairment

The Company completed its annual goodwill and indefinite life intangible asset impairment testing in the fourth quarter of 2024. No impairment charges on goodwill were recognized in 2024 and 2023. Impairment charges on intangible assets of $201 million were recognized in 2024 (2023 - $5 million), primarily related to an intangible asset related to bancassurance in Vietnam reflecting updates resulting from changes in regulatory and macro-economic factors.

iv. Commitments, Guarantees, Contingencies and Reinsurance Matters

In the normal course of business, we enter into leasing agreements, outsourcing arrangements and agreements involving indemnities to third parties. We are also engaged in arbitration proceedings from time to time with certain companies that have contracts to provide reinsurance to the Company. Information regarding our commitments, guarantees and contingencies are summarized in Note 22 of our 2024 Annual Consolidated Financial Statements. A table summarizing our significant financial liabilities and contractual obligations can be found in this MD&A in the section K - Risk Management - 9 - Risk Categories - vi - Liquidity Risk.

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[1]   Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.
[2]   For more information about the changes in the net insurance contract liabilities, refer to Note 10 of the 2024 Annual Consolidated Financial Statements.

4. Fourth Quarter 2024 Profitability

The following table reconciles our Common shareholders' net income ("reported net income") and underlying net income in the fourth quarter of 2024 and 2023. All factors discussed in this document that impact underlying net income are also applicable to reported net income. Certain adjustments and notable items also impact the CSM, such as mortality experience and assumption changes; see section F - Contractual Service Margin in this document for more information.

($ millions, after-tax)	Q4'24	Q4'23
Underlying net income (loss) by business type[1]:		
Wealth & asset management	**486**	439
Group - Health & Protection	**266**	365
Individual - Protection	**339**	284
Corporate expenses & other	**(126)**	(105)
Underlying net income[1]	**965**	983
Add: Market-related impacts	**(179)**	(193)
Assumption changes and management actions	**11**	(1)
Other adjustments	**(560)**	(40)
Reported net income – Common shareholders	**237**	749
Underlying ROE[1]	**16.5%**	18.4%
Reported ROE[1]	**4.0%**	14.0%
Notable items attributable to reported and underlying net income[1]:		
Mortality	**10**	(5)
Morbidity	**(22)**	91
Lapse and other policyholder behaviour	**—**	(11)
Expenses	**(10)**	(26)
Credit[2]	**(34)**	(18)
Other[3]	**16**	(2)

[1] Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document. For more information about business types in Sun Life's business groups, see section A - How We Report Our Results in this document.
[2] Credit includes rating changes on assets measured at FVTPL, and the ECL impact for assets measured at FVOCI.
[3] Other notable items are recorded in Net Insurance Service Result and Net Investment Result in the Drivers of Earnings analysis. For more details, see section M - Non-IFRS Financial Measures in this document.

Quarterly Comparison – Q4'24 vs. Q4'23

Underlying net income[1] of $965 million decreased $18 million or 2%, driven by:
- **Wealth & asset management**[1] up $47 million: Higher fee income in Asset Management, Canada, and Asia, partially offset by lower net investment results in Canada.
- **Group – Health & Protection**[1][2] down $99 million: Unfavourable morbidity experience in U.S. medical stop-loss and less favourable morbidity experience in Canada, partially offset by business growth in Canada.
- **Individual – Protection**[1][2] up $55 million: Improved protection experience in Asia and Canada and higher contributions from joint ventures in Asia.
- **Corporate expenses & other**[1] $(21) million increase in net loss primarily reflecting higher expenses largely from continued investments in our Asia businesses and incentive compensation in Asia.

Reported net income of $237 million decreased $512 million or 68%, driven by:
- Lower tax-exempt investment income of $234 million in Corporate;
- An impairment charge of $186 million on an intangible asset related to bancassurance in Vietnam reflecting updates resulting from changes in regulatory and macro-economic factors; and
- A non-recurring provision in U.S. Dental; partially offset by
- Market-related impacts primarily reflecting improved real estate experience[3].

Foreign exchange translation led to an increase of $16 million in underlying net income and an increase of $17 million in reported net income.

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[1] Refer to section D - Profitability in this document for more information on notable items attributable to reported and underlying net income items and section M - Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income. For more information about the business types in Sun Life's operating segments/business groups, see section A - How We Report Our Results in this document.
[2] Effective Q1'24, reflects a refinement in the allocation methodology for expenses from Individual - Protection to Group - Health & Protection business types in the U.S. business group.
[3] Real estate experience reflects the difference between the actual value of real estate investments compared to management's longer-term expected returns supporting insurance contract liabilities ("real estate experience").

The Q4'24 effective income tax rate[1] on underlying net income and reported net income was 17.4% and 63.2% respectively. The effective income tax rate on reported net income reflects the non-deductible impairment charge on an intangible asset in Vietnam as well as lower tax-exempt investment income.

Performance by Business Group – Fourth Quarter

We manage our operations and report our financial results in five business segments. The following section describes the operations and financial performance of Asset Management, Canada, U.S., Asia and Corporate.

The following table sets out the differences between our underlying net income (loss) and reported net income (loss) by business group.

($ millions)	Asset Management	Canada	U.S.	Asia	Corporate	Total
			Q4'24			
Underlying net income (loss)	360	366	161	175	(97)	965
Add: Market-related impacts (pre-tax)	(18)	(142)	(74)	27	(14)	(221)
ACMA (pre-tax)	—	(1)	(1)	15	—	13
Other adjustments (pre-tax)	(34)	(8)	(143)	(193)	—	(378)
Tax expense (benefit)	18	38	50	(13)	(235)	(142)
Reported net income (loss) - Common shareholders	326	253	(7)	11	(346)	237
			Q4'23			
Underlying net income (loss)	331	350	253	143	(94)	983
Add: Market-related impacts (pre-tax)	(11)	(223)	(60)	(142)	—	(436)
ACMA (pre-tax)	—	72	(65)	(1)	—	6
Other adjustments (pre-tax)	(39)	(6)	(65)	(8)	—	(118)
Tax expense (benefit)	16	155	38	52	53	314
Reported net income (loss) - Common shareholders	297	348	101	44	(41)	749

Quarterly Comparison – Q4'24 vs. Q4'23

Asset Management

Asset Management underlying net income of $360 million increased $29 million or 9% driven by:
- **MFS** up $40 million (up US$25 million): Higher fee income from higher average net assets ("ANA") partially offset by higher expenses. The MFS pre-tax net operating profit margin[2] improved to 40.5% for Q4'24, compared to 39.4% in the prior year.
- **SLC Management** down $11 million: Lower fee-related earnings mostly offset by higher net seed investment income. Fee-related earnings[2] decreased 14% reflecting higher expenses primarily from incentive compensation, partially offset by higher AUM driven by strong capital raising and deployment across the platform. Fee-related earnings margin[2] was 23.0% for Q4'24, compared to 24.2% in the prior year.

Asset Management reported net income of $326 million increased $29 million or 10%, driven by the increase in underlying net income.

Foreign exchange translation led to an increase of $8 million in underlying and reported net income, respectively.

Canada

Underlying net income of $366 million increased $16 million or 5%, reflecting:
- **Wealth & asset management** up $9 million: Business growth and higher fee income driven by higher AUM largely offset by lower net investment results, including unfavourable credit experience.
- **Group – Health & Protection** down $6 million: Business growth and higher investment results more than offset by less favourable morbidity experience reflecting higher claims volumes and longer claims durations.
- **Individual – Protection** up $13 million: Favourable mortality experience driven by lower claims, and higher investment results.
- Lower earnings on surplus across all businesses primarily reflecting lower net interest income.

Reported net income of $253 million decreased $95 million or 27%, reflecting market-related and ACMA impacts. The market-related impacts were primarily from unfavourable interest rate impacts partially offset by improved real estate experience.

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[1] Our effective income tax rate on reported net income is calculated using Total income (loss) before income taxes, as detailed in Note 19 in our 2024 Annual Consolidated Financial Statements. Our effective income tax rate on underlying net income is calculated using pre-tax underlying net income, as detailed in section M - Non-IFRS Financial Measures in this document, and the associated income tax expense.
[2] Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document.

U.S.

Underlying net income of US$115 million decreased US$72 million or 39%, driven by:

- **Group – Health & Protection**[1] down US$71 million: Unfavourable morbidity experience in medical stop-loss driven by claims severity.
- **Individual – Protection**[1] down US$1 million: In line with the prior year.

Reported net loss was US$1 million compared to reported net income of US$77 million in the prior year, reflecting the decrease in underlying net income and a non-recurring provision in Dental, partially offset by ACMA impacts. Unfavourable interest rate impacts were mostly offset by improved real estate experience.

Foreign exchange translation led to an increase of $4 million in underlying net income and an increase of $1 million in reported net loss.

Asia

Underlying net income of $175 million increased $32 million or 22%, driven by:

- **Wealth & asset management** up $9 million: Higher fee income primarily driven by higher AUM.
- **Individual – Protection** up $41 million: Improved protection experience and higher contributions from joint ventures.
- **Regional office expenses & other** $(18) million increased net loss reflecting continued investments in the business across the region and higher incentive compensation.

Reported net income of $11 million decreased $33 million or 75%, driven by an impairment charge on an intangible asset related to bancassurance in Vietnam reflecting updates resulting from changes in regulatory and macro-economic factors, partially offset by market-related impacts and the increase in underlying net income. The market-related impacts were primarily from favourable interest rate impacts and improved real estate experience.

Foreign exchange translation led to an increase of $4 million in underlying net income and an increase of $6 million in reported net income.

Corporate

Underlying net loss was $97 million, in line with prior year's underlying net loss of $94 million.

Reported net loss was $346 million compared to reported net loss of $41 million in the prior year, reflecting lower tax exempt investment income.

5. Fourth Quarter 2024 Growth

Revenue of $7.5 billion decreased $11.2 billion compared to the same period in 2023, primarily reflecting fair value changes in invested assets driven by rising interest rates. Foreign exchange translation increased revenue by $103 million.

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[1] Effective Q1'24, reflects a refinement in the allocation methodology for expenses from Individual - Protection to Group - Health & Protection business types in the U.S. business group.

6. Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our Interim and Annual MD&A for the relevant periods.

($ millions, unless otherwise noted)	Q4'24	Q3'24	Q2'24	Q1'24	Q4'23	Q3'23	Q2'23	Q1'23
Total revenue	**7,509**	15,333	8,916	6,875	18,684	2,439	7,668	11,983
Common shareholders' net income (loss)								
Underlying net income[1]	**965**	1,016	1,000	875	983	930	920	895
Add: Market-related impacts	**(179)**	29	(153)	(70)	(193)	23	(220)	(64)
ACMA	**11**	36	16	(7)	(1)	35	7	(5)
Other adjustments	**(560)**	267	(217)	20	(40)	(117)	(47)	(20)
Reported net income - Common shareholder	**237**	1,348	646	818	749	871	660	806
Diluted EPS ($)								
Underlying[1]	**1.68**	1.76	1.72	1.50	1.68	1.59	1.57	1.52
Reported	**0.41**	2.33	1.11	1.40	1.28	1.48	1.12	1.37
Basic reported EPS ($)								
Reported	**0.41**	2.33	1.11	1.40	1.28	1.49	1.12	1.37
Underlying net income (loss) by segment[1]								
Asset Management	**360**	344	307	282	331	330	296	282
Canada	**366**	375	402	310	350	338	372	316
U.S.	**161**	219	204	189	253	185	215	237
Asia	**175**	170	179	177	143	166	150	141
Corporate	**(97)**	(92)	(92)	(83)	(94)	(89)	(113)	(81)
Total underlying net income (loss)[1]	**965**	1,016	1,000	875	983	930	920	895
Add: Market-related impacts (pre-tax)	**(221)**	(12)	(169)	(26)	(436)	107	(298)	(99)
ACMA (pre-tax)	**13**	63	18	(8)	6	41	11	(5)
Other adjustments (pre-tax)	**(378)**	246	(254)	41	(118)	(156)	(89)	(10)
Tax expense (benefit) on above items	**(142)**	35	51	(64)	314	(51)	116	25
Reported net income (loss) by segment – Common shareholders								
Asset Management	**326**	644	274	284	297	268	248	254
Canada	**253**	382	292	290	348	365	210	329
U.S.	**(7)**	339	127	97	101	132	175	168
Asia	**11**	32	151	235	44	211	122	134
Corporate	**(346)**	(49)	(198)	(88)	(41)	(105)	(95)	(79)
Total reported net income (loss) - Common shareholders	**237**	1,348	646	818	749	871	660	806

[1] Represents a non-IFRS financial measure. For more details, see section M - Non-IFRS Financial Measures in this document.

Third Quarter 2024

Underlying net income of $1,016 million increased $86 million or 9%, driven by:
- **Wealth & asset management** up $17 million: Higher fee income in Asset Management, Asia, and Canada, partially offset by unfavourable credit experience in Canada.
- **Group – Health & Protection** up $60 million: Strong business growth in U.S. Group Benefits and Canada, higher fee-based income in Canada, and improved group life mortality experience in the U.S., partially offset by lower U.S. Dental results.
- **Individual – Protection** up $9 million: Business growth in Asia and Canada partially offset by unfavourable mortality experience in Asia.
- **Corporate expenses & other** were in line with prior year.

Reported net income of $1,348 million increased $477 million or 55%, driven by a decrease in SLC Management's estimated acquisition-related liabilities and the increase in underlying net income. Favourable equity market impacts and improved real estate experience were offset by interest rate impacts.

Second Quarter 2024

Underlying net income of $1,000 million increased $80 million or 9%, driven by:
- **Wealth & asset management** up $36 million: Higher fee income in Asset Management, Canada, and Asia, partially offset by higher expenses in Asset Management.
- **Group – Health & Protection** down $55 million: Lower results in U.S. Dental primarily reflecting the impact of Medicaid redeterminations and related claims following the end of the Public Health Emergency, less favourable morbidity experience in Canada, and unfavourable morbidity experience in U.S. medical stop-loss, partially offset by strong business growth in U.S. Group Benefits and Canada.
- **Individual – Protection** up $82 million: Business growth in Asia and Canada, and favourable mortality experience in Canada and the U.S.
- **Corporate expenses & other** $17 million decrease in net loss driven by lower operating expenses and financing costs.

Reported net income of $646 million decreased $14 million or 2%. Financial discipline remains core to our Client Impact Strategy and business. In Q2'24, we recorded a restructuring charge of $138 million (post-tax $108 million) reflecting actions taken to improve productivity and drive earnings growth at the higher-end of our Medium-Term Financial Objectives. We expect these actions to result in annual savings of approximately $200 million (pre-tax) by 2026. The restructuring charge is offset by the increase in underlying net income; and market-related impacts primarily reflecting interest rates and real estate investments.

First Quarter 2024

Underlying net income of $875 million decreased $20 million from prior year, driven by:
- **Wealth & asset management** down $3 million: Higher fee income offset by higher expenses in Asset Management, as well as lower net seed investment income in SLC Management.
- **Group – Health & Protection** down $23 million: Less favourable morbidity experience in U.S. medical stop-loss and lower results in U.S. Dental primarily reflecting the impact of Medicaid redeterminations following the end of the Public Health Emergency, partially offset by strong revenue growth in U.S. Group Benefits, and business growth and improved disability experience in Canada.
- **Individual – Protection** down $13 million: Lower earnings due to the sale of Sun Life UK partially offset by business growth in Asia.
- **Corporate expenses & other** $19 million decrease in net loss driven by lower financing costs.

Reported net income of $818 million increased $12 million from prior year, driven by the gains on partial sale of ABSLAMC and the early termination of a distribution agreement in Asset Management, largely offset by the prior year gain on sale of the sponsored markets business in Canada, fair value changes in management's ownership of MFS shares, and the decrease in underlying net income. Unfavourable real estate experience was mostly offset by favourable interest rate impacts.

Fourth Quarter 2023

Underlying net income of $983 million increased $91 million or 10% from prior year, driven by:
- **Wealth & asset management** up $27 million: Higher Asset Management fee-related earnings and higher investment income driven by volume growth and an increase in yields.
- **Group – Health & Protection** up $44 million: Business premium growth in the U.S. and Canada, improved disability experience in Canada, and higher investment contributions in the U.S., partially offset by lower results in U.S. Dental.
- **Individual – Protection** up $53 million: Business growth reflecting good sales momentum in Asia, and higher investment contributions in Canada, partially offset by lower earnings due to the sale of Sun Life UK.
- **Corporate expenses & other** $(33) million increase in net loss driven by higher operating expenses reflecting business growth and continued investments in the business, partially offset by a lower effective tax rate.
- Higher earnings on surplus primarily driven by higher net interest income and lower realized losses.

Reported net income of $749 million decreased $416 million or 36%, driven by unfavourable market-related impacts primarily reflecting interest rates and real estate experience, the prior year impact of the Canada Tax Rate Change, and fair value changes in management's ownership of MFS shares; partially offset by the increase in underlying net income, the impact of the Bermuda Corporate Income Tax Change; and lower DentaQuest integration costs.

Third Quarter 2023

Underlying net income of $930 million decreased $19 million or 2%, driven by:
- **Wealth & asset management** up $38 million: Higher investment income driven by volume growth and an increase in yields, and higher Asset Management fee-related earnings.
- **Group – Health & Protection** up $4 million: Strong revenue growth across all U.S. businesses and better disability experience in Canada, largely offset by health and protection experience in the U.S., and lower fee-related earnings in Canada.
- **Individual – Protection** down $8 million: Lower earnings due to the sale of Sun Life UK, and lower net investment results in the U.S., partially offset by business growth reflecting good sales momentum during the past year in Asia.
- **Corporate expenses & other** $(53) million increase in net loss includes higher debt financing costs.
- Higher expenses across business types were driven by volume growth, continued investments in the business, and higher incentive compensation.

Reported net income of $871 million increased $760 million, driven by favourable market-related impacts primarily reflecting interest rates partially offset by real estate experience, a $170 million charge related to the sale of Sun Life UK and a higher increase in SLC Management's acquisition-related liabilities in the prior year, and ACMA impacts; partially offset by fair value changes in management's ownership of MFS shares.

Second Quarter 2023

Underlying net income of $920 million increased $112 million or 14%, driven by:
- **Wealth & asset management** down $1 million: Higher investment income driven by volume growth and an increase in yields was largely offset by lower fee-based earnings in MFS, reflecting equity market declines over the past year, as well as higher expenses in Canada.
- **Group – Health & Protection** up $122 million: Strong performance driven by good premium growth and better disability experience in Canada and the U.S., as well as a full quarter of DentaQuest contributions.
- **Individual – Protection** up $50 million: Higher premiums reflecting good sales momentum during the past year in Asia, and improved insurance experience in Canada and the U.S.
- **Corporate expenses & other** $(59) million increased net loss driven by higher operating expenses including incentive compensation and an increase in debt financing costs.
- Higher earnings on surplus reflecting an increase in realized gains and net interest income from higher rates.

Reported net income of $660 million decreased $270 million or 29%, driven by market-related impacts primarily reflecting interest rates and real estate investments, the prior year gain on the sale-leaseback of the Wellesley office in the U.S., and fair value changes in management's ownership of MFS shares; partially offset by the increase in underlying net income.

First Quarter 2023

Underlying net income of $895 million increased $175 million or 24%, driven by:
- **Wealth & asset management** down $11 million: Lower fee-based earnings in MFS, Canada, and Asia, reflecting equity market declines, largely offset by an increase in investment income driven by higher volumes and yields.
- **Group – Health & Protection** up $180 million: Strong performance including premium growth, improved disability in Canada and the U.S., strong medical stop-loss margins, and improved U.S. mortality. DentaQuest results also contributed to the increase.
- **Individual – Protection** up $42 million: Higher premiums reflecting good sales momentum during the past year, and improved mortality in Asia.
- **Corporate Support & other** $(36) million increased net loss: Higher operating expenses including long-term incentive compensation and IFRS 17 project spend, as well as an increase in debt financing costs.
- Higher investment income reflecting an increase in realized gains from surplus assets and net interest income from higher rates.

Reported net income of $806 million increased $141 million or 21%, driven by the increase in underlying net income and gain on the sale of the sponsored markets business in Canada, partially offset by market-related impacts, and DentaQuest integration and SLC Management acquisition-related costs.

M. Non–IFRS Financial Measures

1. Common Shareholders' View of Reported Net Income

The following table provides the reconciliation of the Drivers of Earnings ("DOE") analysis to the Statement of Operations total net income. The DOE analysis provides additional detail on the sources of earnings, primarily for protection and health businesses, and explains the actual results compared to the longer term expectations. The underlying DOE and reported DOE are both presented on a common shareholders' basis by removing the allocations to participating policyholders.

($ millions) — 2024

Statement of Operations	Underlying DOE[1]	Non-underlying adjustments[1]	Common Shareholders' Reported DOE[2][3]	Adjustment for: Par[2]	Adjustment for: Net[3]	Reported (per IFRS)
Net insurance service result	2,996	—	2,996	243	(148)	3,091
Net investment result	1,677	(310)	1,367	(97)	664	1,934
ACMA[3]		86	86	—	(86)	
Fee Income:						
Asset Management	1,762	250	2,012		(2,012)	
Other fee income	321	—	321	(18)	8,278	8,581
Fee income						8,581
Other expenses	(1,925)	(701)	(2,626)	—	(6,641)	(9,267)
Income before taxes	4,831	(675)	4,156	128	55	4,339
Income tax (expense) benefit	(834)	(120)	(954)	(86)	—	(1,040)
Total net income	3,997	(795)	3,202	42	55	3,299
Allocated to Participating and NCI[4]	(61)	(12)	(73)	(42)	(55)	(170)
Dividends and Distributions[5]	(80)	—	(80)	—	—	(80)
Underlying net income[1]	3,856					
Reported net income – Common shareholders		(807)	3,049	—	—	3,049

($ millions) — 2023

Statement of Operations	Underlying DOE[1]	Non-underlying adjustments[1]	Common Shareholders' Reported DOE[2][3]	Adjustment for: Par[2]	Adjustment for: Net[3]	Reported (per IFRS)
Net insurance service result	2,979	(29)	2,950	149	(262)	2,837
Net investment result	1,710	(682)	1,028	94	517	1,639
ACMA[3]		53	53	—	(53)	
Fee income:						
Asset Management	1,677	(270)	1,407		(1,407)	
Other fee income	247	12	259	(15)	7,588	7,832
Fee income						7,832
Other expenses	(1,928)	(167)	(2,095)	—	(6,283)	(8,378)
Income before taxes	4,685	(1,083)	3,602	228	100	3,930
Income tax (expense) benefit	(811)	404	(407)	(50)	(4)	(461)
Total net income	3,874	(679)	3,195	178	96	3,469
Allocated to Participating and NCI[4]	(67)	37	(30)	(178)	(96)	(304)
Dividends and Distributions[5]	(79)	—	(79)	—	—	(79)
Underlying net income[1]	3,728					
Reported net income – Common shareholders		(642)	3,086	—	—	3,086

[1] For a breakdown of non-underlying adjustments made to arrive at underlying net income as well as the underlying DOE analysis, see the heading "Underlying Net Income and Underlying EPS" below.
[2] Removes the components attributable to the participating policyholders.
[3] Certain amounts within the Drivers of Earnings are presented on a net basis to reflect how the business is managed, compared to a gross basis in the Consolidated Financial Statements. For more details, refer to "Drivers of Earnings" in section 3 - Additional Non-IFRS Financial Measures. For example, in this document, the reported net income impact of ACMA is shown in aggregate for Net insurance service result and Net investment result, and excludes amounts attributable to participating policyholders and includes non-liability impacts. In contrast, Note 10.B.v of the 2024 Annual Consolidated Financial Statements shows the pre-tax net income impacts of method and assumption changes in aggregate, and CSM Impacts include amounts attributable to participating policyholders.
[4] Allocated to equity in the participating account and attributable to non-controlling interests.
[5] Dividends on preferred shares and distributions on other equity instruments.

2. Underlying Net Income and Underlying EPS

Underlying net income is a non-IFRS financial measure that assists in understanding Sun Life's business performance by making certain adjustments to IFRS income. Underlying net income, along with common shareholders' net income (Reported net income), is used as a basis for management planning, and is also a key measure in our employee incentive compensation programs. This measure reflects management's view of the underlying business performance of the company and long-term earnings potential. For example, due to the longer term nature of our individual protection businesses, market movements related to interest rates, equity markets and investment properties can have a significant impact on reported net income in the reporting period. However, these impacts are not necessarily realized, and may never be realized, if markets move in the opposite direction in subsequent periods or in the case of interest rates, the fixed income investment is held to maturity.

Underlying net income removes the impact of the following items from reported net income:

- Market-related impacts reflecting the after-tax difference in actual versus expected market movements, including:
  i) Net interest impact from risk-free rate, credit spread, swap spread movements, and other impacts, reflecting accounting mismatches between assets and liabilities:
     a. Differences arising from fair value changes[1] of fixed income assets (including derivatives) measured at FVTPL supporting insurance contracts, compared to fair value changes of the liabilities[2];
     b. Fair value changes of fixed income assets (including derivatives) measured at FVTPL supporting our investment contract liability and surplus portfolios[3]; and
     c. Tax-exempt investment[4] income above or below expected long-term tax savings relating to our Canadian multi-national insurance operations.
  ii) Non-fixed income investments where the weighted average expected return is approximately 2% per quarter, including:
     a. Equity investments (including derivatives) supporting insurance contracts and surplus portfolios; and
     b. Investment properties supporting insurance contracts and surplus portfolios.

- ACMA – captures the impact of method and assumption changes, and management actions on insurance and reinsurance contracts.

- Other adjustments:
  i) Management's ownership of MFS shares – this adjustment removes the change in fair value and other activity related to MFS common shares owned by management.
  ii) Acquisition, integration, and restructuring – expense and income related to acquisition or disposal of a business. Also includes expenses related to restructuring activities.
  iii) Intangible asset amortization – removes the amortization expense associated with finite life intangible assets arising from acquisitions or business combinations excluding amortization of software and distribution agreements.
  iv) Other – represents items that are unusual or exceptional in nature which management believes are not representative of the long-term performance of the Company.

Underlying EPS (diluted). This measure is used in comparing the profitability across multiple periods and is calculated by dividing underlying net income by weighted average common shares outstanding for diluted EPS, excluding the dilutive impact of convertible instruments. For additional information about the underlying net income, see above. For additional information about the composition of the EPS, please refer to Note 25 of our Interim Consolidated Financial Statements for the period ended December 31, 2024. For additional information about the SLEECS, please refer to Note 12 of our 2024 Annual Consolidated Financial Statements.

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[1] For fixed income assets, Underlying Net Income includes credit experience from rating changes on assets measured at FVTPL, and the ECL impact for assets measured at FVOCI.
[2] Underlying net income is based on observable discount curves and exchange rates at the beginning of the period.
[3] Underlying net income for earnings on surplus includes realized gains (losses) on fixed income assets classified as FVOCI.
[4] Q4'24 balances are isolated in Other within Other adjustments.

The following table sets out the post-tax amounts that were excluded from our underlying net income (loss) and underlying EPS and provides a reconciliation to our reported net income and EPS based on IFRS.

Reconciliations of Select Net Income Measures

($ millions, after-tax)	2024	2023
Underlying net income	**3,856**	3,728
Market-related impacts		
Equity market impacts	**25**	(13)
Interest rate impacts[1]	**(60)**	(14)
Impacts of changes in the fair value of investment properties (real estate experience)	**(338)**	(427)
Add: Market-related impacts	**(373)**	(454)
Add: Assumption changes and management actions	**56**	36
Other adjustments		
Management's ownership of MFS shares	**(22)**	12
Acquisition, integration and restructuring[2][3][4][5][6][7]	**140**	(155)
Intangible asset amortization[8]	**(332)**	(132)
Other[9][10][11][12][13]	**(276)**	51
Add: Total of other adjustments	**(490)**	(224)
Reported net income - Common shareholders	**3,049**	3,086
Underlying EPS (diluted) ($)	**6.66**	6.36
Add: Market-related impacts ($)	**(0.65)**	(0.78)
Assumption changes and management actions ($)	**0.10**	0.06
Management's ownership of MFS shares ($)	**(0.04)**	0.02
Acquisition, integration and restructuring ($)	**0.24**	(0.26)
Intangible asset amortization ($)	**(0.57)**	(0.23)
Other ($)	**(0.48)**	0.09
Reported EPS (diluted) ($)	**5.26**	5.26

[1] Our results are sensitive to long term interest rates given the nature of our business and to non-parallel yield curve movements (for example flattening, inversion, steepening, etc.).

[2] Amounts relate to acquisition costs for our SLC Management affiliates, BentallGreenOak, InfraRed Capital Partners, Crescent Capital Group LP and Advisors Asset Management, Inc, which include the unwinding of the discount for Other financial liabilities of $13 million in 2024 (2023 - $86 million).

[3] Primarily reflects a decrease of $334 million in estimated future payments for options to purchase the remaining ownership interests of SLC Management affiliates in 2024 (2023 - an increase of $42 million). For additional information, refer to Note 5 of our 2024 Annual Consolidated Financial Statements.

[4] Includes integration costs associated with DentaQuest, acquired on June 1, 2022.

[5] Includes a $65 million gain on the sale of the sponsored markets business in Canada in Q1'23 and a $19 million gain on the sale of Sun Life UK in Q2'23.

[6] To meet regulatory obligations, in Q1'24, we sold 6.3% of our ownership interest in ABSLAMC, generating a gain of $84 million. As a result of the transaction, our ownership interest in ABSLAMC was reduced from 36.5% to 30.2% for gross proceeds of $136 million. Subsequently in Q2'24, we sold an additional 0.2% of our ownership interest.

[7] Q2'24 includes a restructuring charge of $108 million in the Corporate business group.

[8] Includes an impairment charge of $186 million on an intangible asset related to bancassurance in Vietnam reflecting updates resulting from changes in regulatory and macro-economic factors in Q4'24.

[9] On December 27, 2023, Bermuda enacted its Corporate Income Tax Act 2023, which will apply a 15% income tax beginning on January 1, 2025 ("Bermuda Corporate Income Tax Change"). The enacted legislation provides an economic transition adjustment that aligns an entity's starting point for the tax regime more closely with its economic position prior to the application of the Corporate Income Tax 2023. The benefit of this economic transition adjustment was recognized in 2023. As a result, reported net income increased by $51 million in 2023, reflected in Other adjustments.

[10] Includes the early termination of a distribution agreement in Asset Management in Q1'24.

[11] Includes a Pillar Two global minimum tax adjustment in Q2'24. For additional information, refer to Note 19 of our 2024 Annual Consolidated Financial Statements and section D - Profitability in this document.

[12] Includes a non-recurring provision in U.S. Dental in Q4'24.

[13] Includes an adjustment for lower tax exempt investment income of $234 million in the Corporate business group in Q4'24.

The following table shows the pre-tax amount of underlying net income adjustments:

($ millions)	2024	2023
Underlying net income (after-tax)	**3,856**	3,728
Underlying net income adjustments (pre-tax):		
Add: Market-related impacts	**(428)**	(726)
Assumption changes and management actions[1]	**86**	53
Other adjustments	**(345)**	(373)
Total underlying net income adjustments (pre-tax)	**(687)**	(1,046)
Add: Taxes related to underlying net income adjustments	**(120)**	404
Reported net income - Common shareholders (after-tax)	**3,049**	3,086

[1] In this document, the reported net income impact of ACMA excludes amounts attributable to participating policyholders and includes non-liability impacts. In contrast, Note 10.B.v of the 2024 Annual Consolidated Financial Statements shows the pre-tax net income impacts of method and assumption changes in aggregate, and CSM Impacts include amounts attributable to participating policyholders.

Taxes related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company's international operations and other tax-related adjustments.

3. Additional Non–IFRS Financial Measures

Management also uses the following non-IFRS financial measures:

After-tax profit margin for U.S. Group Benefits. This ratio expresses U.S. Group Benefits underlying net income as a percentage of net premiums. It assists in explaining our results from period to period and measures profitability. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Assets under administration (in SLC Management). AUA represents Client assets for which Sun Life provides administrative services. In Asset Management, AUA includes assets distributed by SLC Management's affiliate, Advisors Asset Management, Inc. There is no directly comparable IFRS measure.

Assets under management. AUM is a non-IFRS financial measure that indicates the size of our Company's assets across asset management, wealth, and insurance. There is no standardized financial measure under IFRS. In addition to the most directly comparable IFRS measures, which are the balance of General funds and Segregated funds on our Statements of Financial Position, AUM also includes Third-party AUM and Consolidation adjustments. "Consolidation adjustments" is presented separately as consolidation adjustments apply to all components of total AUM.

AUM not yet earning fees. This measure represents the committed uninvested capital portion of total AUM not currently earning management fees. The amount depends on the specific terms and conditions of each fund. There is no directly comparable IFRS measure.

Capital raising. This measure consists of increases in SLC Management's commitments from fund raising activities for all real estate, infrastructure and alternative credit Clients excluding leverage. Investment-grade fixed income capital raising consists of sales made to new Clients. There is no directly comparable IFRS measure.

Cash and other liquid assets. This measure is comprised of cash, cash equivalents, short-term investments, and publicly traded securities, net of loans related to acquisitions and short-term loans that are held at SLF Inc. (the ultimate parent company), and its wholly owned holding companies. This measure is a key consideration of available funds for capital re-deployment to support business growth.

($ millions)	As at December 31, 2024	As at December 31, 2023
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies):		
Cash, cash equivalents & short-term securities	**479**	712
Debt securities[1]	**780**	1,228
Equity securities[2]	**112**	102
Sub-total	**1,371**	2,042
Less: Loans related to acquisitions and short-term loans[3] (held at SLF Inc. and its wholly owned holding companies)	**(17)**	(411)
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies)	**1,354**	1,631

[1] Includes publicly traded bonds.
[2] Includes ETF Investments.
[3] Includes drawdowns from credit facilities to manage timing of cash flows.

Constant currency. We remove the impacts of foreign exchange translation from certain IFRS and non-IFRS measures to assist in comparing our results from period to period. The impacts of foreign exchange translation is approximated by using the foreign exchange rates in effect during the comparative period, using the average or period end foreign exchange rates, as appropriate.

CSM Movement Analysis includes certain non-IFRS financial measures, detailed below, and also presents certain measures on a net basis to reflect how the business is managed, compared to a gross basis in the Consolidated Financial Statements. Examples include i) The impacts of insurance contracts issued is presented net of reinsurance; ii) Impact of new business is presented net of acquisition expense gain/loss; and iii) Certain methodology changes are presented as an impact of change in assumptions, whereas the Consolidated Financial Statement presentation is a contract modification.

- **Organic CSM Movement** is comprised of the Impact of new insurance business, Expected movements from asset returns & locked-in rates, Insurance experience gains/losses, and CSM recognized for services provided.

- **Impact of new insurance business on CSM**, also referred to as "new business CSM", represents growth from sales activity in the period, including individual protection sales (excluding joint ventures), and defined benefit solutions and segregated fund wealth sales in Canada. New business CSM is presented net of acquisition expense gain/loss.

- **Expected movements from asset returns & locked-in rates** applies to variable fee approach ("VFA") and general measurement approach ("GMA") contracts. For VFA contracts, this component of the CSM movement analysis is comprised of two factors: (i) the expected return on underlying assets and (ii) the measurement of financial guarantees. The difference between actual and expected results are reported as the impact of markets. For GMA contracts, this component of the CSM includes the accretion of the CSM balance at locked-in rates, which refer to the term structure associated with locked-in discount rates, set when the insurance contract was sold or on transition to IFRS 17. Average locked-in rates increase with the passage of time on in-force business and new business added at current rates.

- **Impact of markets & other** includes the difference between actual and expected movement for VFA contracts for: (i) the return on underlying assets and (ii) the measurement of financial guarantees. Also includes other amounts excluded from Organic CSM Movement.

- **Insurance experience gains/losses** represents the current period impacts of insurance experience, resulting in a change in future cash flows that adjust CSM.

- **Impact of change in assumptions** represents the future period impacts of changes in fulfilment cash flows that adjust CSM.

- **CSM market sensitivities.** CSM market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Deployment. This measure represents the amount of capital that has been invested in the period, including leverage where applicable. Deployment also includes capital committed in infrastructure deals to be invested in specific assets. There is no directly comparable IFRS measure.

Drivers of Earnings. The Drivers of Earnings ("DOE") analysis provides additional detail on the sources of earnings, primarily for protection and health businesses, and explains the actual results compared to the longer term expectations. The DOE is presented on a reported and underlying common shareholders' basis. Within the net insurance service result, the underlying DOE provides detail on expected insurance earnings, impact of new insurance business and experience gains (losses). Within the net investment result, the underlying DOE provides detail on expected investment earnings, credit experience, earnings on surplus, and joint ventures & other. For more information, refer to the headings "Underlying net income and Underlying EPS", "Earnings on surplus", "Notable items attributable to reported and underlying net income", in this document.

Certain amounts in the DOE are presented on a net basis to reflect how the business is managed, compared to a gross basis in the Consolidated Financial Statements. Examples include: i) Net investment result and Other expenses of the Asset Management operating segment are combined with Fee Income to report the net contribution to earnings; ii) Income for fee-based businesses is reported net of the associated expenses; iii) Carried interest in SLC Management within Fee Income excludes the carried interest that Sun Life does not participate in economically, and nets the non-controlling interest portion of the carried interest against fee income and expenses of consolidated funds; iv) Net investment results include assets returns net of the crediting rate for investment contract liabilities and the unwinding of and changes in the discount rate for insurance contract liabilities; v) Earnings on surplus reflects net spread earned from investment strategies; vi) Earnings attributable to the participating account are excluded; and vii) Assumption changes and management actions combines the amounts included in Net insurance service result and Net investment result.

Earnings on Surplus. This component of the Drivers of Earnings represents the net income earned on a company's surplus funds. Earnings on Surplus is comprised of realized gains on fair value through other comprehensive income assets, as well as net investment returns on surplus, such as investment income, gains (losses) on seed investments and investment properties mark-to-market, and also includes impacts from derivatives, currency and other items.

Experience-related items attributable to reported net income and underlying net income. These notable items attributable to reported net income and underlying net income are components of the Drivers of Earnings represents gains and losses that are due to differences between the actual results during the reporting period and management's estimate of the expected longer-term returns on assets and liabilities (i.e. expected insurance earnings and expected investment earnings) at the start of the reporting period.

Fee earning AUM. FE AUM consists of assets managed by SLC Management, which are beneficially owned by Clients, on which we earn management fees for providing investment management, property management or advisory-related services. There is no directly comparable IFRS measure.

Fee-related earnings and Operating income. Fee-related earnings represent profitability of SLC Management's fee-related portfolios, and is calculated as Fee-related revenue less Fee-related expenses. **Operating income** represents profit realized from our business operations, and is calculated as the sum of Fee-related earnings, Investment income (loss) and performance fees, and Interest and other. **Fee-related revenue** represents all fee income, with the exception of performance fees, generated from third-party investors. **Fee-related expenses** represent all expenses directly related to generating fee revenue from third-party investors. **Investment income (loss) and performance fees** represent total income or loss from our seed investments, net of the related expenses. **Interest and other** represents performance fee compensation, our net interest income or expense and income from managing the General Account assets.

Fee-related earnings and **Operating income** are non-IFRS financial measures within SLC Management's Supplemental Income Statement, which enhances the comparability of SLC Management's results with publicly traded alternative asset managers. For more details, see our Supplementary Financial Information package for the quarter.

The following table provides a reconciliation from Fee-related earnings and Operating income to SLC Management's Fee income and Total expenses based on IFRS.

SLC Management

($ millions)	2024	2023
Fee income (per IFRS)	1,938	1,640
Less: Non-fee-related revenue adjustments[1][2]	700	444
Fee-related revenue	**1,238**	**1,196**
Total expenses (per IFRS)	1,480	1,603
Less: Non-fee-related expense adjustments[2][3]	527	697
Fee-related expenses	**953**	**906**
Fee-related earnings	**285**	**290**
Add: Investment income (loss) and performance fees[4]	112	102
Add: Interest and other[5]	(112)	(110)
Operating income	**285**	**282**

[1] Includes Interest and other - fee income, Investment income (loss) and performance fees - fee income, and Other - fee income.
[2] Excludes the income and related expenses for certain property management agreements to provide more accurate metrics on our fee-related business.
[3] Includes Interest and other, Placement fees - other, Amortization of intangibles, Acquisition, integration and restructuring, and Other - expenses.
[4] Investment income (loss) and performance fee in SLC Management's Supplemental Income Statement relates to the underlying results of our seed investments. As such, we have excluded non-underlying market-related impacts as well as the gains or losses of certain non-seed hedges that are reported under Net investment income (loss) under IFRS. The reconciliation is as follows (amounts have been adjusted for rounding):

($ millions)	2024	2023
Net investment income (loss) (per IFRS)	138	55
Less: Market-related impacts and Other - Investment income (loss)	50	(14)
Add: Investment income (loss) and performance fees - fee income	24	33
Investment income (loss) and performance fees	112	102

[5] Includes Interest and other reported under Fee income under IFRS, net of Interest and other reported under Total expenses under IFRS.

Financial leverage ratio. This ratio is an indicator of the Company's balance sheet strength measured by its proportion of capital qualifying debt in accordance with OSFI guidelines. This is calculated as the ratio of total debt plus preferred shares to total capital including the contractual service margin net of taxes, where debt consists of all capital-qualifying debt securities. Capital-qualifying debt securities consist of subordinated debt and innovative capital instruments. The CSM is included net of taxes because debts are repaid and serviced from available after-tax funds.

Impacts of foreign exchange translation. To assist in comparing our results from period-to-period, the favourable or unfavourable impacts of foreign exchange translation are approximated using the foreign exchange rates, in effect during the comparative period, for several IFRS and Non-IFRS financial measures using the average or period end foreign exchange rates, as appropriate. Items impacting a reporting period, such as Revenue, Expenses, and Reported net income (loss) in our Consolidated Statements of Operations, as well as underlying net income (loss), and sales, are translated into Canadian dollars using average exchange rates for the appropriate daily, monthly, or quarterly period. For Assets and Liabilities in our Consolidated Statements of Financial Position, as well as the AUM and certain components of the Drivers of Earnings disclosure, period-end rates are used for currency translation purposes.

LICAT market sensitivities. LICAT market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Organic capital generation. This supplementary financial measure provides a view of the Company's ability to generate excess capital under the normal course of business, excluding non-recurring items; where excess capital is defined as LICAT Available Capital and Surplus Allowance above LICAT Base Solvency Buffer at target ratio, as defined and calculated under OSFI-mandated guideline. This amount is determined as follows: underlying net income and organic CSM movement net of shareholder dividends and change in base solvency buffer for new business and aging of in-force. This amount excludes non-recurring impacts to available capital or base solvency buffer from markets, assumption changes, management actions, and other non-underlying items.

Pre-tax fee related earnings margin. This ratio is a measure of SLC Management's profitability in relation to funds that earn recurring fee revenues, while excluding investment income and performance fees. The ratio is calculated by dividing fee-related earnings by fee-related revenues and is based on the last twelve months. There is no directly comparable IFRS measure.

Pre-tax net operating margin. This ratio is a measure of the profitability and there is no directly comparable IFRS measure. For MFS, this ratio is calculated by excluding management's ownership of MFS shares and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax net operating margin and have no impact on the profitability of MFS. For SLC Management, the ratio is calculated by dividing the total operating income by fee-related revenue plus investment Income (loss) and performance fees, and is based on the last twelve months.

The following table provides a reconciliation to calculate MFS' pre-tax net operating margin:

MFS

(US$ millions)	**2024**	2023
Revenue		
Fee income (per IFRS)	**3,370**	3,196
Less: Commissions	**399**	395
Less: Other[1]	**(57)**	(53)
Adjusted revenue	**3,028**	2,854
Expenses		
Expenses (per IFRS)	**2,391**	2,244
Net investment (income)/loss (per IFRS)	**(95)**	(93)
Less: Management's ownership of MFS shares (net of NCI)[2]	**57**	34
Compensation-related equity plan adjustments	**36**	16
Commissions	**399**	395
Other[1]	**(51)**	(52)
Adjusted expenses	**1,855**	1,758
Pre-tax net operating margin	**38.7%**	38.4%

[1] Other includes accounting basis differences, such as sub-advisory expenses and product allowances.
[2] Excluding non-controlling interest. For more information on Management's ownership of MFS shares, see the heading Underlying Net Income and Underlying EPS.

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders' equity for the period. The ROE provides an indication of the overall profitability of the Company. The quarterly ROE is annualized.

Sales and flows. Asset Management gross flows includes funds from retail and institutional Clients; SLC Management gross flows include capital raising, such as uncalled capital commitments and fund leverage. Asset Management net flows consist of gross flows less gross outflows; SLC Management's net flows do not include Client distributions from the sale of underlying assets in closed-end funds. In Canada and in Asia, net sales consist of wealth sales & asset management gross flows less redemptions. In Canada, wealth sales & asset management gross flows consist of sales in Group Retirement Services (excluding retained sales) and Individual Wealth; group - health & protection sales consist of workplace benefits sold by Sun Life Health; and individual - protection sales refer to individual insurance sales. In the U.S., group - health & protection sales consist of sales by Group Benefits and Dental. In Asia, wealth sales & asset management gross flows consist of Hong Kong wealth sales & asset management gross flows, Philippines mutual fund sales, wealth sales & asset management gross flows by our India and China joint ventures and associates, and Aditya Birla Sun Life AMC Limited's equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners; individual - protection sales consist of the individual insurance sales, by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Indonesia, India, China, Malaysia, Vietnam, International, Hong Kong and Singapore. Asia also has group - health & protection sales in the Philippines, Hong Kong and our joint ventures. To provide greater comparability across reporting periods, we exclude the impacts of foreign exchange translation from sales and gross flows. There is no directly comparable IFRS measure.

Third-party AUM. Third-party AUM is composed of retail, institutional, and other third party assets, which includes general fund and segregated fund assets managed by our joint ventures. In Asset Management, third-party AUM includes Client assets for retail and institutional Clients, as well as capital raising, such as uncalled commitments and fund leverage in SLC Management. In Canada, third-party AUM includes Client assets in retail mutual fund products of Sun Life Global Investments. In Asia, third-party AUM includes Client assets in Hong Kong managed fund products, International wealth & asset management products, Philippines mutual and managed fund products, Aditya Birla Sun Life AMC Limited equity and fixed income mutual fund products, Sun Life Everbright Asset Management products and our joint ventures' general fund and segregated fund assets based on our proportionate equity interest. There is no directly comparable IFRS financial measure.

Total weighted premium income ("TWPI"). This measure consists of 100% renewal premiums, 100% of first year premiums, and 10% of single premiums. In contrast to sales, which only includes premiums from new business, TWPI includes renewal premiums, reflecting the strength of the in-force block and providing a better understanding of both new and existing business. There is no directly comparable IFRS measure.

Underlying dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period. The ratio is utilized during the medium-term capital budgeting process to inform our planned capital initiatives. We target an underlying dividend payout ratio of between 40% and 50% based on underlying EPS. For more information, see Section J - Capital and Liquidity Management in this document.

Underlying effective tax rate. This measure is calculated using the pre-tax underlying net income and the income tax expense associated with it. Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits. Our effective tax rate helps in the analysis of the income tax impacts in the period.

4. Reconciliations of Select Non–IFRS Financial Measures

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Group

($ millions)	Asset Management	Canada	U.S.	Asia	Corporate	Total
Q4'24						
Underlying net income (loss)	360	366	161	175	(97)	965
Add: Market-related impacts (pre-tax)	(18)	(142)	(74)	27	(14)	(221)
ACMA (pre-tax)	—	(1)	(1)	15	—	13
Other adjustments (pre-tax)	(34)	(8)	(143)	(193)	—	(378)
Tax expense (benefit)	18	38	50	(13)	(235)	(142)
Reported net income (loss) - Common shareholders	326	253	(7)	11	(346)	237
Q4'23						
Underlying net income (loss)	331	350	253	143	(94)	983
Add: Market-related impacts (pre-tax)	(11)	(223)	(60)	(142)	—	(436)
ACMA (pre-tax)	—	72	(65)	(1)	—	6
Other adjustments (pre-tax)	(39)	(6)	(65)	(8)	—	(118)
Tax expense (benefit)	16	155	38	52	53	314
Reported net income (loss) - Common shareholders	297	348	101	44	(41)	749

($ millions)	Asset Management	Canada	U.S.	Asia	Corporate	Total
2024						
Underlying net income (loss)	1,293	1,453	773	701	(364)	3,856
Add: Market-related impacts (pre-tax)	(25)	(211)	(148)	(47)	3	(428)
ACMA (pre-tax)	—	(47)	181	(52)	4	86
Other adjustments (pre-tax)	263	(33)	(323)	(114)	(138)	(345)
Tax expense (benefit)	(3)	55	73	(59)	(186)	(120)
Reported net income (loss) - Common shareholders	1,528	1,217	556	429	(681)	3,049
2023						
Underlying net income (loss)	1,239	1,376	890	600	(377)	3,728
Add: Market-related impacts (pre-tax)	(61)	(433)	(59)	(156)	(17)	(726)
ACMA (pre-tax)	—	82	(66)	34	3	53
Other adjustments (pre-tax)	(172)	90	(272)	(28)	9	(373)
Tax expense (benefit)	61	137	83	61	62	404
Reported net income (loss) - Common shareholders	1,067	1,252	576	511	(320)	3,086

Underlying Net Income to Reported Net Income Reconciliation – Pre-tax by Business Unit – Asset Management

($ millions)	Q4'24		Q4'23	
	MFS	**SLC Management**	MFS	SLC Management
Underlying net income (loss)	**301**	**59**	261	70
Add: Market-related impacts (pre-tax)	**—**	**(18)**	—	(11)
Other adjustments (pre-tax)	**4**	**(38)**	(7)	(32)
Tax expense (benefit)	**(4)**	**22**	(4)	20
Reported net income (loss) - Common shareholders	**301**	**25**	250	47

($ millions)	2024		2023	
	MFS	**SLC Management**	MFS	SLC Management
Underlying net income (loss)	**1,117**	**176**	1,044	195
Add: Market-related impacts (pre-tax)	**—**	**(25)**	—	(61)
Other adjustments (pre-tax)	**(4)**	**267**	30	(202)
Tax expense (benefit)	**(18)**	**15**	(18)	79
Reported net income (loss) - Common shareholders	**1,095**	**433**	1,056	11

Underlying Net Income to Reported Net Income Reconciliation – Pre-tax in U.S. dollars

(US$ millions)	Q4'24		Q4'23	
	U.S.	**MFS**	U.S.	MFS
Underlying net income (loss)	**115**	**216**	187	191
Add: Market-related impacts (pre-tax)	**(52)**	**—**	(42)	—
ACMA (pre-tax)	**—**	**—**	(49)	—
Other adjustments (pre-tax)	**(103)**	**3**	(47)	(5)
Tax expense (benefit)	**39**	**(3)**	28	(3)
Reported net income (loss) - Common shareholders	**(1)**	**216**	77	183

(US$ millions)	2024		2023	
	U.S.	**MFS**	U.S.	MFS
Underlying net income (loss)	**566**	**817**	663	773
Add: Market-related impacts (pre-tax)	**(112)**	**—**	(40)	—
ACMA (pre-tax)	**136**	**—**	(48)	—
Other adjustments (pre-tax)	**(235)**	**(4)**	(200)	22
Tax expense (benefit)	**56**	**(13)**	65	(13)
Reported net income (loss) - Common shareholders	**411**	**800**	440	782

Underlying Net Income to Reported Net Income Reconciliation – U.S. Group Benefits – Pre-tax in U.S. dollars

The following table sets out the amounts that were excluded from our reported net income (loss) for U.S. Group Benefits, which is used to calculate the trailing four-quarter after-tax profit margin for U.S. Group Benefits.

(US$ millions)	Q4'24	Q3'24	Q2'24	Q1'24	Q4'23	Q3'23	Q2'23	Q1'23
Underlying net income (loss) for U.S. Group Benefits	**62**	118	124	118	138	96	116	128
Add: Market-related impacts (pre-tax)	**(18)**	17	(11)	(8)	14	(10)	(6)	4
ACMA (pre-tax)	**—**	8	—	—	(11)	47	—	—
Other adjustments (pre-tax)	**(5)**	(5)	(6)	(7)	(9)	(6)	(6)	(5)
Tax expense (benefit)	**5**	(4)	3	3	1	(6)	2	1
Reported net income (loss) - Common shareholders	**44**	134	110	106	133	121	106	128

N. Accounting and Control Matters

We have adopted amended IFRS standards in the current year, which had no material impact on our Consolidated Financial Statements. For additional information, refer to Note 2 in our 2024 Annual Consolidated Financial Statements.

1. Critical Accounting Policies and Estimates

Our significant accounting and actuarial policies are described in Notes 1 and 6 of our 2024 Annual Consolidated Financial Statements. Management must make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain, under these policies. The estimates described below are considered particularly significant to understanding our financial performance. As part of our financial control and reporting, judgments involving assumptions and estimates are reviewed by the independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of our financial results.

1.A Insurance Contracts Summary and Methods and Assumptions

Summary
We sell a variety of insurance contracts that include many forms of life, health and critical illness insurance sold to individuals and groups, annuities, and segregated fund products with guarantees. We hold reinsurance contracts that transfer mortality and other risks following internal guidelines.

Insurance contracts with direct participation features are products where investments are managed on behalf of policyholders, and investment returns less a variable fee are passed through to policyholders with the insurance benefits they receive. Insurance contracts with direct participation features are measured using the VFA, and include segregated funds, unit-linked contracts, variable universal life contracts, and most participating insurance contracts. Reinsurance contracts (both issued and held) cannot be measured using the VFA.

Insurance contracts without direct participation features are eligible to use the PAA if the coverage period is one year or less, or if the result of applying the PAA is not expected to be a materially different result than applying the GMA in each reporting period over the life of the contract. Insurance contracts eligible to use the PAA include most group life and health contracts and the associated reinsurance contracts held.

Other insurance contracts are measured using the GMA. This includes most individual life and health insurance contracts and annuities and the associated reinsurance contracts held.

The Consolidated Statements of Financial Position present insurance contracts issued and reinsurance contracts held as both assets and liabilities, depending on whether the portfolio is in an asset or liability position.

For more information about insurance contracts issued and reinsurance contracts held, and Insurance contract liabilities for account of segregated fund holders, see Note 1, Note 10 and Note 21 of our 2024 Annual Consolidated Financial Statements.

Methods and Assumptions

General

A group of insurance contracts is measured as the total of FCF, which is the present value of future cash flows plus the risk adjustment for non-financial risk, and, for groups measured using the GMA or VFA, the CSM. In measuring the present value of future cash flows, assumptions must be made about mortality and morbidity rates, lapse and other policyholder behaviour ("policyholder behaviour"), expenses and other factors over the life of our products, and the prevailing market view of the cost of financial risk in our products. Many of these assumptions relate to events that are anticipated to occur many years in the future. Assumptions require significant judgment and regular review and, where appropriate, revision.

The RA is the compensation we require for the uncertainty related to non-financial risk in the estimates of future cash flows. This compensation is measured by discounting cash flows from applying margins to the non-financial assumptions used in the estimate of future cash flows.

The CSM represents the unearned profit that will be recognized as insurance contract services are provided.

The methods and assumptions used in the measurement of insurance contracts are reviewed regularly and are subject to external actuarial peer review.

Present Value of Future Cash Flows

Assumptions for non-financial risk variables in the present value of future cash flows are intended to be current, neutral estimates of the expected outcome, as guided by both IFRS and accepted actuarial practice in Canada. The choice of assumptions takes into account current circumstances, past experience data from our own experience or from the industry, the relationship of past to expected future experience, anti-selection, the relationship among assumptions (including those for financial risk variables), and other relevant factors.

Assumptions for financial risk variables in the present value of future cash flows are based on current observable market prices, adjusted to account for differences between the financial risk embedded in our products and those in the corresponding observed market instrument. Where no relevant market instrument is available, we use the best information available as guided by both IFRS and accepted actuarial practice in Canada.

Mortality

Mortality refers to the rates at which death occurs for defined groups of people. Mortality assumptions are generally based on the past five to ten years of experience. Our experience is combined with industry experience or experience from reinsurers where our own experience is insufficient to be statistically valid. Assumed mortality rates for life insurance and annuity contracts include assumptions about future mortality improvement based on recent trends in population mortality and our outlook for future trends.

Morbidity

Morbidity refers to the rate of being unhealthy or disabled and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. We offer critical illness policies on an individual basis in Canada and Asia, long-term care on an individual basis in Canada, and medical stop-loss insurance is offered on a group basis in the U.S. In Canada, group morbidity assumptions are based on our five-year average experience, modified to reflect any emerging trend in recovery rates. For Canadian long-term care and critical illness insurance in Canada and Asia, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the U.S., our experience is used for both medical stop-loss and disability assumptions, with some consideration of industry or reinsurer experience.

Policyholder Behaviour

Lapse or surrender
Policyholders may allow their policies to lapse prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by surrendering their policy for the cash surrender value. Assumptions for lapse or surrender experience on life insurance are generally based on our five-year average experience. Lapse or surrender rates vary by plan, age at issue, method of premium payment, policy duration and financial risk variables.

Premium payment patterns
For universal life contracts, it is necessary to set assumptions about premium payment patterns. Studies prepared by industry or the actuarial profession are used for products where our experience is insufficient to be statistically valid. Premium payment patterns usually vary by plan, age at issue, method of premium payment, policy duration and financial risk variables.

Expense

Future expenses directly attributable to the fulfilment of our insurance contracts include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements, and related overhead. Future expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Inflationary increases assumed in future expenses are based on long-term expectations.

Acquisition expenses directly attributable to portfolios of insurance contracts include the costs of selling, underwriting and issuing insurance contracts. For new insurance contracts measured using the GMA or VFA, actual or estimated directly attributable acquisition expenses are recognized in the initial measurement of the contract. If estimates are used, the difference between estimated and actual acquisition expenses adjusts the CSM when the group of insurance contracts is closed to new contracts.

Current Discount Rates

Current discount rates are used to discount estimates of future cash flows in determining the present value of future cash flows. Current discount rates reflect the time value of money, the characteristics of the cash flows, and the liquidity characteristics of the insurance contracts.

Current discount rates for cash flows that do not vary based on returns on underlying items
Cash flows that do not vary at all based on the returns on any underlying items are discounted at rates that reflect the timing and currency of cash flows and the liquidity characteristics of the insurance contracts.

The timing of cash flows is reflected by constructing a discount curve, so that each cash flow is discounted consistent with the timing of the cash flow. In constructing the discount curve, a portion is based on market information (the observable period) and beyond that period, the discount rates are estimated (the unobservable period). The observable period, which varies by currency, is the time period where information on risk-free interest rates is deep and liquid. In the unobservable period, risk-free rates are interpolated between the last observable point and an ultimate risk-free rate at year 70. The ultimate risk-free rate is estimated using historical averages as guided by both IFRS and accepted actuarial practice in Canada.

The currency of cash flows is reflected by using different discount curves for different currencies.

Liquidity is reflected by adding a liquidity premium to risk-free discount rates that is consistent with the liquidity characteristics of the insurance contracts. The liquidity premium in the observable period is based on the liquidity premium on assets with similar liquidity characteristics, which is estimated from the spread inherent in current market yields less a deduction for expected and unexpected credit losses. The deduction for expected and unexpected credit losses is estimated using historical rating agency data and current market conditions, and varies by asset type, quality, and duration. The liquidity premium in the unobservable period is interpolated between the last observable liquidity premium and an ultimate liquidity premium (at year 70) specific to liquid or illiquid contracts as guided by both IFRS and accepted actuarial practice in Canada. See Note 10.A in the 2024 Annual Consolidated Financial Statements for further details, which provides a weighted average summary of the discount curves used to present value cash flows for all major products that do not vary based on the returns on underlying items.

Current discount rates for cash flows that vary with returns on underlying items
Discount rates for cash flows that vary directly with returns on underlying items reflect that variability. For the portion of cash flows that is a pass through of returns on underlying items to policyholders, the discount rate is such that the present value of cash flows equals the portion of the underlying items that is passed through to policyholders. For cash flows that vary, but not directly, with underlying items (e.g., financial guarantees), scenario testing may be necessary. If so, discount rates used in the scenario projections are scenario-specific and based on the projected risk-free rates in the scenario plus liquidity premiums consistent with the liquidity characteristics of the contracts being measured.

Scenario Testing

Scenario testing may be required when the relationship between cash flows and financial risk variables is non-linear, or where there are complex interdependencies among cash flows. In scenario testing of financial risk variables, future cash flows are projected for each scenario path and discounted at the scenario-specific discount rates, resulting in a present value of future cash flows for each scenario. The provision for the projected cash flows is the average of the scenario-specific values. Assumptions for non-financial risk variables are the best estimate assumptions consistent with the scenario.

Scenarios are consistent with the current market environment. Our Economic Scenario Generator calibration process produces integrated stochastic scenarios of financial risk variables (e.g., risk-free interest rates, bond fund returns, equity returns) with parameters calibrated to replicate observable market prices of financial instruments available in the market. Adjustments are made when the insurance contracts being measured are illiquid but the financial instruments to which the scenarios are calibrated to are liquid.

Risk Adjustment for Non-Financial Risk

The RA for insurance contracts issued is the compensation we require for bearing uncertainty about the amount and timing of the cash flows that arises from non-financial risk. This amount is measured as the present value of the difference between estimated future cash flows with a margin applied to non-financial assumptions and estimated future cash flows without this adjustment. Margins generally range from 5% to 20% depending on the uncertainty in the determination of the assumption. The level of uncertainty, and hence the margin chosen, varies by assumption and by line of business and other factors. Considerations that would generally lead to a choice of margin at the higher end of the range are as follows:
 • The statistical credibility of our experience is too low to be the primary source of data for choosing the assumption;
 • Future experience is difficult to estimate;
 • The cohort of risks lacks homogeneity;
 • Operational risks adversely impact the ability to estimate the assumption; or
 • Past experience may not be representative of future experience and the experience may deteriorate.

Margins are generally stable over time and are revised only to reflect changes in the level of uncertainty in the assumptions. Our margins tend to be at mid-range.

The RA for reinsurance contracts held represents the amount of risk transferred to the reinsurer. This is measured as the difference between the RA on the underlying insurance contracts without reinsurance and what the RA on the underlying insurance contracts would be with reinsurance. The RA for reinsurance contracts held increases the asset or reduces the liability for reinsurance contracts held.

The RA for insurance contracts corresponds to a confidence level of approximately 85-90% overall.

Contractual Service Margin

The initial and subsequent measurement of CSM is described in Note 1 in our 2024 Annual Consolidated Financial Statements. Additional detail about certain components of the measurement of CSM is provided below.

Interest accretion

For insurance contracts measured using the GMA, locked-in discount rates are used to accrete interest on the CSM. The locked-in discount rate for a group of insurance contracts is the weighted average of the current discount rates at initial recognition of the contracts in the group.

For insurance contracts measured using the VFA, there is no accretion of interest. Rather, the CSM is adjusted by the change in our share of the fair value of underlying items.

Changes in FCF relating to future service

For insurance contracts measured using the GMA, locked-in discount rates are used to measure changes in FCF relating to future service. Changes in FCF relating to future service reflect changes in non-financial assumptions but not changes in assumptions related to financial risk.

For insurance contracts measured using the VFA, current discount rates are used to measure the change in FCF relating to future service. Changes in FCF relating to future service reflect both changes in non-financial assumptions and changes in assumptions related to financial risk.

Changes in FCF relating to future service include (Liability for Remaining Coverage only):
 • All changes related to investment component payments (including current period payments);
 • Changes arising from changes in assumptions used to derive the present value of future cash flows - limited to non-financial assumptions for insurance contracts measured using the GMA;
 • Changes in future cash flows arising from claims in the current period; and
 • For insurance contracts measured using the GMA, changes related to discretionary cash flows on some universal life and adjustable products. Discretionary cash flows are cash flows outside the guaranteed payments to the policyholder, and are described as a spread on earned rates (in the case of some universal life contracts) and in the policy on criteria for changes to adjustable policies for adjustable policies.

CSM recognized for services provided

The amount of CSM recognized as insurance revenue in each period to reflect the insurance contract services provided for a group of contracts in the period is determined by:
 • Identifying the total coverage units in the group (for services in current and future periods) – based on the quantity of insurance contract services;
 • Allocating the CSM at the end of the period equally to each coverage unit in the current period and expected to be provided in the future (i.e., coverage units "unitize" the services provided); then

- Recognizing in insurance revenue the amount allocated to coverage units provided in the period.

Total coverage units for services expected to be provided in future periods is the present value of projected coverage units. The present value is measured using locked-in discount rates for groups measured using the GMA and current discount rates for groups measured using the VFA.

The coverage unit for a group is based on the nature of the insurance contract services provided. Insurance contract services comprise services for providing insurance coverage and, for some contracts, investment-return or investment-related services. It does not include services related to performing functions such as claims adjudication. Where more than one type of service is provided to insurance contracts in a group, the coverage unit reflects the primary service provided.

For insurance contracts measured using the VFA, coverage units are based on the policyholder's account value or the policyholders' share of the fair value of underlying items. For insurance contracts measured using the GMA, coverage units are based on the expected claim amount (excluding any investment component) for life and health insurance contracts, and the payment due in a period for annuity contracts.

For reinsurance contracts held, the amount of CSM recognized reflects the services received in the period.

Sensitivities to Insurance Methods and Assumptions

In addition to the insurance risks factors and risk management governance and controls described in section K - Risk Management in this document and the Risk Factors section of the 2024 AIF, we also note that on adoption of IFRS 17 and 9, the tables below include sensitivities of contractual service margins to insurance and other non-financial assumption risks.

The following table sets out the estimated immediate impact on, or sensitivity of, the CSM and net income to certain instantaneous changes in the insurance and other non-financial assumptions used in the calculation of our insurance contract liabilities, based on a starting point and business mix as at December 31, 2024 and December 31, 2023. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The estimates are illustrative and different starting points for best estimate assumptions, CSM balances and business mix will result in different estimated sensitivities. These sensitivities represent the Company's estimate of changes in best estimate assumptions that are reasonably likely based on the Company's and/or the industry's historical experience and industry standards and best practices as at December 31, 2024 and December 31, 2023.

The impact on CSM is attributable to insurance contracts measured under the GMA and VFA. For insurance contracts measured under the GMA, the impact flows through the CSM at locked-in discount rates. For insurance contracts measured under the VFA, the impact flows through the CSM at current discount rates.

The impact on net income is attributable to any portion of the sensitivities for insurance contracts measured under the GMA and VFA that cannot be absorbed by CSM, the full impact for insurance contracts measured under the PAA, and the difference in impact between locked-in and current discount rates for insurance contracts measured under the GMA. If current discount rates are higher than locked-in rates, this generally results in a favourable impact to net income from contracts measured under the GMA.

($ millions)	As at December 31, 2024		As at December 31, 2023	
Sensitivity[1]	Potential impact on CSM (pre-tax)	Potential impact on net income/ equity (after-tax)	Potential impact on CSM (pre-tax)	Potential impact on net income/ equity (after-tax)
Policyholder Behaviour (10% increase/decrease, where adverse)	(800)	(25)	(950)	100
Life Mortality rates (2% increase)	25	(75)	(75)	(25)
Annuity Mortality rates (2% decrease)	(175)	—	(175)	—
Morbidity rates (5% incidence increase and 5% termination decrease)	(125)	(225)	(100)	(175)
Expenses (5% increase)	(150)	(25)	(175)	—

[1] Sensitivities to insurance assumptions refer to insurance contracts issued net of reinsurance contracts held. Net income and CSM sensitivities have been rounded in increments of $25 million. The sensitivities exclude the impacts on the income from our joint ventures and associates in China and India, which we account for on an equity basis.

Fair Value of Assets and Liabilities

Debt securities, equity securities, most mortgages and loans and certain other invested assets are measured FVTPL or FVOCI and are recorded at fair value in our Consolidated Statements of Financial Position. Changes in fair value of assets measured FVTPL, and realized gains and losses on sale of FVTPL assets are recognized in income. Changes in fair value of FVOCI assets are recorded in OCI. For foreign currency translation, exchange differences calculated on the amortized cost of FVOCI assets are recognized in income and other changes in the carrying amount are recognized in OCI. Net impairment losses and realized gains and losses on sale of FVOCI assets (except for FVOCI equity securities as they remain in OCI) are reclassified from OCI to income.

The fair value of government and corporate debt securities is primarily determined using unadjusted quoted prices in active markets for identical or similar securities, where available. When quoted prices in active markets are not available, fair value is determined using market standard valuation methodologies, which include a discounted cash flow method, consensus pricing from various broker dealers that are typically the market makers, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, reported trades of identical or similar instruments, broker-dealer quotes, issuer spreads, bid prices, and reference data including market research publications. In limited circumstances, non-binding broker quotes are used.

The fair value of asset-backed securities is primarily determined using unadjusted quoted prices in active markets for identical or similar securities, where available, or valuation methodologies and valuation inputs similar to those used for government and corporate debt securities. Additional valuation inputs include structural characteristics of the securities, and the underlying collateral performance, such as prepayment speeds and delinquencies. Expected prepayment speeds are based primarily on those previously experienced in the market at projected future interest rate levels. In limited circumstances where there is a lack of sufficient observable market data to value the securities, non-binding broker quotes are used.

The fair value of equity securities is determined using unadjusted quoted prices in active markets for identical securities or similar securities. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include a discounted cash flow method and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies. Where equity securities are less frequently traded, the most recent exchange-quoted pricing is used to determine fair value.

The fair value of mortgages and loans is determined by discounting the expected future contractual cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality, and maturity characteristics. Valuation inputs typically include benchmark yields and risk-adjusted spreads from current internal lending activities or loan issuances. Beginning in the fourth quarter of 2022, valuation inputs also include external lending activities or loan issuances from both public and private markets, enhancing the market observability of inputs. The risk-adjusted spreads are determined based on the borrower's credit and liquidity, as well as term and other loan-specific features.

The fair value of other financial liabilities is determined by using the discounted cash flow methodology at the incremental borrowing rate or the effective interest rate. Other financial liabilities categorized as Level 3 represent the present value of the estimated price we would pay to acquire any remaining outstanding shares upon exercise of a put option and any mandatory income distributions. The fair value of the liabilities is based on the average earnings before income tax, depreciation and amortization ("EBITDA") for the preceding years before the options' exercise dates and EBITDA multiples in accordance with the put agreements as well as the expected amount of any mandatory income distributions. A change in EBITDA would impact the fair value of other financial liabilities and our net income (loss).

Derivative financial instruments are recorded at fair value with changes in fair value recorded in income unless the derivative is part of a qualifying hedging relationship for accounting purposes. The fair value of derivative financial instruments depends upon derivative types. The fair value of exchange-traded futures and options is determined using unadjusted quoted prices in active markets, while the fair value of OTC derivatives is determined using pricing models, such as a discounted cash flow method or other market standard valuation techniques, with primarily observable market inputs.

Valuation inputs used to price OTC derivatives may include swap interest rate curves, foreign exchange spot and forward rates, index prices, the value of underlying securities, projected dividends, volatility surfaces, and in limited circumstances, counterparty quotes. The fair value of OTC derivative instruments also includes credit valuation adjustments to reflect the credit risk of both the derivative counterparty and ourselves as well as the impact of contractual factors designed to reduce our credit exposure, such as collateral and legal rights of offset under master netting agreements. Inputs into determining the appropriate credit valuation adjustments are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.

The fair value of other financial invested assets consists primarily of limited partnership investments which is based on net asset value ("NAV") provided by management of the limited partnership investments. Based on the unobservable nature of these NAVs, we do not assess whether applying reasonably possible alternative assumptions would have an impact on the fair value of the limited partnership investments.

Investment properties are recorded at fair value with changes in fair value recorded in income. The fair value of investment properties is generally determined using property valuation models that are based on expected capitalization rates and models that discount expected future net cash flows at current market interest rates reflective of the characteristics, location, and market of each property. Expected future net cash flows include contractual and projected cash flows and forecasted operating expenses, and take into account interest, rental and occupancy rates derived from market surveys. The estimates of future cash inflows, in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions. The future rental rates are estimated based on the location, type and quality of the properties, and take into account market data and projections at the valuation date. The fair values are typically compared to market-based information for reasonability, including recent transactions involving comparable assets. The methodologies and inputs used in these models are in accordance with real estate industry valuation standards. Valuations are prepared externally or internally by professionally accredited real estate appraisers.

Cash, cash equivalents and short-term securities are classified as held for trading for the purpose of meeting short-term cash requirements and accounted for at FVTPL due to their short-term nature or because they are frequently repriced to current market rates.

Investments for accounts of segregated fund holders are recorded at fair value with changes in fair value recorded in net realized and unrealized gains (losses) within the segregated fund and are not recorded in our Consolidated Statements of Operations. The fair value of investments for accounts of segregated fund holders is determined using unadjusted quoted prices in active markets or independent valuation information provided by investment managers. The fair value of direct investments within investments for accounts of segregated fund holders, such as short-term securities and government and corporate debt securities, is determined according to valuation methodologies and inputs described above in the respective asset type sections. The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions as described above for asset-backed securities.

The fair value of investment contracts is measured through the use of prospective discounted cash flow method. For unit-linked contracts, the fair value is equal to the current unit fund value, plus additional non-unit liability amounts on a fair value basis if required. For non-unit-linked contracts, the fair value is equal to the present value of contractual cash flow. The fair value of the investment contract liabilities approximate their carrying values due to the nature of the contracts.

The fair values of these obligations are based on the fair value of the underlying securities, which can include debt or equity securities. The method used to determine fair value is based on the quoted market prices where available in an active market.
The fair value of underlying assets within our CLOs is determined primarily using observable market inputs, such as quoted prices for similar assets in active markets and other observable market data.

The fair value of underlying liabilities within our CLOs is determined by discounting expected future contractual cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality, maturity characteristics, and structural credit protections. The valuation technique maximizes the use of observable inputs that incorporates comparable securities' prices and other market intelligence.

The methodologies and assumptions for determining the fair values of investment contract liabilities are included in Note 10.A of the 2024 Annual Consolidated Financial Statements.

We categorize our assets and liabilities carried at fair value, based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value is based on the unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities traded in active markets, or prices from valuation techniques that use significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, OTC derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain other invested assets, and investment properties.

As pricing inputs become more or less observable, assets are transferred between levels in the hierarchy. Total gains and losses in income and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For a financial instrument that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the Level 3 reconciliation schedule in Note 5 of our 2024 Annual Consolidated Financial Statements. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the Level 3 reconciliation schedule in Note 5 of our 2024 Annual Consolidated Financial Statements. Transfers into Level 3 occur when the inputs used to price the financial instrument lack observable market data and as a result, no longer meet the Level 1 or 2 criteria at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria at the reporting date.

Transfers into and out of Level 3 for financial assets were $624 million and $1,058 million for the year ended December 31, 2024, respectively, (December 31, 2023 - $390 million and $918 million, respectively). The total amount of the net realized/unrealized gains (losses) related to financial instruments transferred out of Level 3 during the period, which were excluded from the Level 3 reconciliation, was a gain of $2 million as at December 31, 2024 (December 31, 2023 - gain of $31 million).

Additional information on the fair value measurement of investments can be found in Note 5 of our 2024 Annual Consolidated Financial Statements.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. Goodwill is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a cash generating unit ("CGU") falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other groups of assets. The goodwill balances are allocated to either individual or groups of CGUs that are expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing a CGU's or a group of CGU's carrying value to its recoverable amount, which is the higher of fair value less cost to sell and value in use. Impairment losses are recognized immediately and cannot be reversed in future periods.

There was no impairment charges on goodwill recognized in 2024. We had a carrying value of $9,456 million in goodwill as at December 31, 2024. Additional information on goodwill can be found in Note 9 of our 2024 Annual Consolidated Financial Statements.

Intangible Assets

Intangible assets consist of finite life and indefinite life intangible assets. Finite life intangible assets are amortized on a straight-line basis or using a units-of-production method, over the useful economic lives: i) Distribution, sales potential of field force, client relationships and asset administration contracts - 3 to 40 years ii) and internally generated software - 3 to 10 years. Amortization is charged through operating expenses. The useful lives of finite life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite life intangible assets to their recoverable amounts. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use. If the carrying values of the indefinite life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Consolidated Statements of Operations. The recoverable amount of intangible assets is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the estimates of the recoverable amount.

Impairment charges on intangible assets of $201 million were recognized in 2024 (2023 - $5 million) primarily related to an intangible asset related to bancassurance in Vietnam reflecting updates resulting from changes in regulatory and macro-economic factors.

As at December 31, 2024, our finite life intangible assets had a carrying value of $3.8 billion, which reflected the value of the field force, asset administration contracts, and Client relationships acquired as part of the AAM, BGO, Crescent, Clarica, Dialogue, DentaQuest, U.S. employee benefits, and CMG Asia business acquisitions, the ACB and Dah Sing bancassurance partnerships, as well as software costs. Our indefinite life intangible assets had a carrying value of $1.2 billion as at December 31, 2024. The value of the indefinite life intangible assets reflected fund management contracts of MFS, BGO, InfraRed, Crescent and AAM. Additional information on intangible assets can be found in Note 9 of our 2024 Annual Consolidated Financial Statements.

Income Taxes

Income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method. Our provision for income taxes is calculated based on the tax rates and tax laws that have been enacted or substantially enacted by the end of the reporting period.

As a multinational organization, we are subject to taxation in numerous jurisdictions. We seek to operate in a tax efficient manner while ensuring that we are in compliance with all laws and regulations. The determination of the required provision for current and deferred income taxes requires that we interpret tax legislation in the jurisdictions in which we operate and that we make assumptions about the expected timing of realization of deferred income tax assets and liabilities. Tax laws are complex and their interpretation requires significant judgment. The provision for income taxes reflects management's interpretation of the relevant tax laws and its best estimate of the income tax implications of the transactions and events during the period. We believe that our provisions for uncertain tax positions appropriately reflect the risk of tax positions that are under audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. The adequacy of our tax provision is reviewed at the end of each reporting period. To the extent that our interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increase or decrease cannot be reasonably estimated.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which the temporary differences, unused tax losses and unused tax credits can be utilized. At each reporting period, we assess all available evidence, both positive and negative, to determine the amount of deferred income tax assets to be recorded. If it is probable that the benefit of tax losses and tax deductions will not be realized, a deferred income tax asset is not recognized. The assessment requires significant estimates and judgment about future events based on the information available at the reporting date.

From time to time, local governments, in countries in which we operate, enact changes to statutory corporate income tax rates. These changes require us to review and re-measure our deferred tax assets and liabilities as of the date of enactment. As at December 31, 2024, our net deferred tax asset in the Consolidated Statements of Financial Position was $3,624 million, primarily in Canada. Any future tax rate reductions in jurisdictions where we carry a net deferred tax asset, could result in a reduction in the carrying value of the deferred tax asset and a corresponding income tax expense at the time of substantial enactment of a rate reduction.

The Pillar Two global minimum tax rules apply to us effective January 1, 2024 and have been substantively enacted in several jurisdictions in which we operate, including Canada, whose Global Minimum Tax Act became enacted in June 2024. The Pillar Two legislation requires the ultimate parent entity of a group to pay top-up tax, on a jurisdiction-by-jurisdiction basis, on profits of its subsidiaries that are taxed below 15%. Our subsidiaries that are currently subject to a statutory rate or to a tax regime that could result in taxing profits at a rate below 15% include those in Bermuda, Hong Kong and Ireland. The Pillar Two legislation increased the effective tax rate on underlying net income by approximately one to two percentage points in 2024. The Q1'24 impacts, which were recorded in Q2'24 due to the timing of the legislation's enactment, are recorded in reported net income in Other adjustments and are not reflected in underlying net income. For additional information, refer to Note 19 of our Consolidated Financial Statements.

On December 27, 2023, Bermuda enacted its Corporate Income Tax Act 2023, which will apply a 15% income tax beginning on January 1, 2025. The enacted legislation provides an economic transition adjustment that aligns an entity's starting point for the tax regime more closely with its economic position prior to the application of the Corporate Income Tax Act 2023. The benefit of this economic transition adjustment was recognized in 2023. The Bermuda Corporate Income Tax is not expected to have a material impact on Sun Life's consolidated financial statements when it becomes effective in 2025.

Pension Plans and Other Post-Retirement Benefits

The Company sponsors defined benefit pension plans and defined contribution plans for eligible employees. All of our significant defined benefit plans worldwide are closed to new entrants with new hires participating in defined contribution plans. Our defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. We maintain certain supplementary non-contributory defined benefit pension arrangements for eligible employees, which are primarily for benefits which are in excess of local tax limits. In addition to these plans, in some countries the Company sponsors certain post-retirement benefit plans (for medical, dental and/or life insurance benefits) for eligible qualifying employees and their dependents who meet certain requirements.

In Canada, since January 1, 2009, all new employees participate in a defined contribution plan, while existing employees continue to accrue future benefits in the prior plan which provides a defined benefit plan and an optional contributory defined contribution plan.

With the closure of the Canadian defined benefit plans to new entrants, the volatility associated with future service accruals for active members has been limited and will decline over time. As at December 31, 2024, there are no active employees accruing future service benefits in the U.S. defined benefit plans.

The major risks remaining in relation to past service obligations are increases in liabilities due to a decline in discount rates, greater life expectancy than assumed and adverse asset returns. We have significantly de-risked the investments of our material defined benefit pension plans Company-wide by systematically shifting the pension asset mix towards liability matching investments. The target for our significant plans is to minimize volatility in funded status arising from changes in discount rates and exposure to equity markets.

Due to the long-term nature of these defined benefit plans, the calculation of benefit expenses and accrued benefit obligations depends on various assumptions, including discount rates, rates of compensation increases, health care cost trend rates, retirement ages, mortality rates and termination rates. Based upon consultation with external pension actuaries, management determines the assumptions used for these plans on an annual basis. The discount rate used for our significant defined benefit plans is determined with reference to market yields of high-quality corporate bonds that are denominated in the same currency in which the benefits will be paid, and that have terms to maturity approximating the terms of obligations.

Actual experience may differ from that assumed, which would impact the valuation of defined benefit plans and the level of benefit expenses recognized in future years. Details of our pension and post-retirement benefit plans and the key assumptions used for the valuation these plans are included in Note 24 of our 2024 Annual Consolidated Financial Statements.

2. Changes in Accounting Policies

We have included in this section a summary of changes in accounting policies. Where there are references to Notes, these are part of our 2024 Annual Consolidated Financial Statements.

2.A New and Amended International Financial Reporting Standards Adopted in 2024

In September 2022, the IASB issued amendments to IFRS 16 *Leases* to add subsequent measurement requirements for sale and leaseback transactions that satisfy the requirements in IFRS 15 *Revenue from Contracts with Customers* to be accounted for as a sale. The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The adoption of this amendment, effective January 1, 2024, did not have a material impact on our Consolidated Financial Statements.

2.B New and Amended International Financial Reporting Standards to be Adopted in 2025 or Later

In April 2024, the IASB issued IFRS 18 *Presentation and Disclosure in Financial Statements* ("IFRS 18") which replaces IAS 1 *Presentation of Financial Statements*. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, disclosure of management-defined performance measures, and principles for aggregation and disaggregation of financial information in the financial statements and the notes. IFRS 18 will be effective for annual reporting periods beginning on or after January 1, 2027. IFRS 18 is to be applied retrospectively. We are currently assessing the impact that IFRS 18 will have on our Consolidated Financial Statements.

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 *Financial Instruments: Disclosures*. The amendments clarify the derecognition of a financial liability settled through electronic transfer and introduces an accounting policy option to derecognize a financial liability settled through electronic transfer before the settlement date, if specific criteria are met. The amendments additionally clarify the classification of financial assets with environmental, social and corporate governance and similar features and also required additional disclosures for certain financial instruments. The amendments will be effective for annual reporting periods beginning on or after January 1, 2026. The amendments are to be applied retrospectively. We are currently assessing the impact of these amendments on our Consolidated Financial Statements.

3. Disclosure Controls and Procedures

The Company has established disclosure controls and procedures that are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's President and CEO, Executive Vice-President and Chief Financial Officer ("CFO"), and Executive Vice-President, Chief Legal Officer and Public Affairs, on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of our disclosure controls and procedures, as defined under rules adopted by the Canadian securities regulatory authorities and the SEC, as at December 31, 2024, was carried out under the supervision of and with the participation of the Company's management, including the CEO and the CFO. Based on our evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as at December 31, 2024.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements in accordance with IFRS.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We conducted an assessment of the effectiveness of our internal control over financial reporting, as of December 31, 2024, based on the framework and criteria established in *Internal Control-Integrated Framework (2013)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, we have concluded that our internal control over financial reporting was effective as of December 31, 2024.

Our internal control over financial reporting, as of December 31, 2024, has been audited by the Company's external auditor, Deloitte LLP, Independent Registered Public Accounting Firm, who also audited our Annual Consolidated Financial Statements for the year ended December 31, 2024. As stated in the Report of Independent Registered Public Accounting Firm, they have expressed an unqualified opinion on our internal control over financial reporting as of December 31, 2024.

Changes in Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting for the period which began on January 1, 2024 and ended December 31, 2024 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

O. Legal and Regulatory Proceedings

Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements and the AIF, in each case for the year ended December 31, 2024.

P. Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, plans, targets, goals and priorities; (ii) relating to our growth initiatives and other business objectives; (iii) relating to estimated future payments for acquisition-related contingent considerations and options to purchase the remaining ownership interests of SLC Management affiliates; (iv) relating to the actions reflected in the restructuring charge recorded in Q2'24 (including expected annual savings resulting from such actions); (v) relating to the expected impact of the Pillar Two legislation on the effective tax rate on underlying net income; (vi) relating to the use of proceeds from the offering of the Series 2024-1 Subordinated Unsecured 5.12% Fixed/Floating Debentures due 2036; (vii) set out in this document under the heading I - Risk Management - Market Risk Sensitivities - Interest Rate Sensitivities; (viii) relating to expected changes in our LICAT ratio; (ix) that are predictive in nature or that depend upon or refer to future events or conditions; and (x) that include words such as "achieve", "aim", "ambition", "anticipate", "aspiration", "assumption", "believe", "could", "estimate", "expect", "goal", "initiatives", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "strategy", "strive", "target", "will", and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings C - Profitability - 5 - Income taxes, F - Financial Strength and K - Risk Management and in SLF Inc.'s 2024 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.'s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively.

Medium-Term Financial Objectives

The Company's medium-term financial objectives set out in section B - Overview - 2 - Financial Objectives are forward-looking non-IFRS financial measures. Our ability to achieve those objectives is dependent on our success in achieving growth initiatives and business objectives and on certain key assumptions that include: (i) no significant changes in the level of interest rates; (ii) average total return on real estate and equity investments of approximately 8% per annum; (iii) credit experience in line with expectations; (iv) no significant changes in the level of our regulatory capital requirements; (v) no significant changes to our effective tax rate; (vi) no significant increase in the number of shares outstanding; and (vii) other key assumptions include: no material changes to our hedging program, hedging costs that are consistent with our expectations, no material assumption changes and no material accounting standard changes. Our underlying ROE is dependent upon capital levels and options for deployment of excess capital. Our medium-term financial objectives do not reflect the indirect effects of interest rate and equity market movements including the potential impacts on goodwill or the current valuation allowance on deferred tax assets as well as other items that may be non-operational in nature.

Our target dividend payout ratio of 40%-50% of our underlying net income assumes that economic conditions and our results will enable us to maintain our payout ratio in the target range, while maintaining a strong capital position. The declaration, amount and payment of dividends is subject to the approval of SLF Inc.'s Board of Directors and our compliance with the capital requirements in the *Insurance Companies Act* (Canada). Additional information on dividends is provided in the section J - Capital and Liquidity Management - 3 - Shareholder Dividends in this MD&A.

Although considered reasonable by the Company, we may not be able to achieve our medium-term financial objectives as the assumptions on which these objectives were based may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term financial objectives as described in the section B - Overview - 2 - Financial Objectives in this MD&A. Our medium-term financial objectives do not constitute guidance.

Risk Factors

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: **market risks** - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; fluctuations in foreign currency exchange rates; and inflation; **insurance risks** - related to mortality experience, morbidity experience and longevity; policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; **credit risks** - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; **business and strategic risks** - related to global economic and geopolitical conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; shifts in investing trends and Client preference towards products that differ from our investment products and strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; environmental and social issues and their related laws and regulations; **operational risks** - related to breaches or

failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; **liquidity risks** - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and **other risks** - changes to accounting standards in the jurisdictions in which we operate; risks associated with our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

CONSOLIDATED
FINANCIAL STATEMENTS
AND NOTES

FINANCIAL REPORTING RESPONSIBILITIES   **123**

APPOINTED ACTUARY'S REPORT   **124**

INDEPENDENT AUDITOR'S REPORT   **125**

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM   **128**

CONSOLIDATED FINANCIAL STATEMENTS   **131**

Consolidated Statements of Operations   131
Consolidated Statements of Comprehensive Income (Loss)   132
Consolidated Statements of Financial Position   133
Consolidated Statements of Changes in Equity   134
Consolidated Statements of Cash Flows   135

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   **136**

Material Accounting Policies	Note 1	136
Changes in Accounting Policies	Note 2	150
Acquisitions and Other	Note 3	150
Segmented Information	Note 4	152
Total Invested Assets and Related Net Investment Income	Note 5	155
Financial Instrument Risk Management	Note 6	167
Insurance Risk Management	Note 7	183
Other Assets	Note 8	187
Goodwill and Intangible Assets	Note 9	188
Insurance Contracts	Note 10	190
Other Liabilities	Note 11	208
Senior Debentures and Innovative Capital Instruments	Note 12	208
Subordinated Debt	Note 13	210
Share Capital	Note 14	211
Interests in Other Entities	Note 15	212
Fee Income	Note 16	214
Operating Expenses and Commissions	Note 17	215
Share-Based Payments	Note 18	215
Income Taxes	Note 19	217
Capital Management	Note 20	220
Segregated Funds	Note 21	221
Commitments, Guarantees and Contingencies	Note 22	224
Related Party Transactions	Note 23	226
Pension Plans and Other Post-Retirement Benefits	Note 24	227
Earnings (Loss) Per Share	Note 25	230
Accumulated Other Comprehensive Income (Loss)	Note 26	231

Financial Reporting Responsibilities

Management is responsible for preparing the Consolidated Financial Statements. This responsibility includes selecting appropriate accounting policies and making estimates and other judgments consistent with International Financial Reporting Standards. The financial information presented elsewhere in the annual report to shareholders is consistent with these Consolidated Financial Statements.

The Board of Directors ("Board") oversees management's responsibilities for financial reporting. An Audit Committee of non-management directors is appointed by the Board to review the Consolidated Financial Statements and report to the Board prior to their approval of the Consolidated Financial Statements for issuance to shareholders. Other key responsibilities of the Audit Committee include reviewing the Company's existing internal control procedures and planned revisions to those procedures, and advising the Board on auditing matters and financial reporting issues.

Management is also responsible for maintaining systems of internal control that provide reasonable assurance that financial information is reliable, that all financial transactions are properly authorized, that assets are safeguarded, and that Sun Life Financial Inc. and its subsidiaries, collectively referred to as "the Company", adhere to legislative and regulatory requirements. These systems include the communication of policies and the Company's Code of Business Conduct throughout the organization. Internal controls are reviewed and evaluated by the Company's internal auditors.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting, as of December 31, 2024, based on the framework and criteria established in *Internal Control — Integrated Framework (2013)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2024.

The Audit Committee also conducts such review and inquiry of management and the internal and external auditors as it deems necessary towards establishing that the Company is employing appropriate systems of internal control, is adhering to legislative and regulatory requirements and is applying the Company's Code of Business Conduct. Both the internal and external auditors and the Company's Appointed Actuary have full and unrestricted access to the Audit Committee with and without the presence of management.

The Office of the Superintendent of Financial Institutions, Canada conducts periodic examinations of the Company. These examinations are designed to evaluate compliance with provisions of the *Insurance Companies Act* (Canada) and to ensure that the interests of policyholders, depositors, and the public are safeguarded. The Company's foreign operations and foreign subsidiaries are examined by regulators in their local jurisdictions.

The Company's Appointed Actuary, who is a member of management, is appointed by the Board to discharge the various actuarial responsibilities required under the *Insurance Companies Act* (Canada), and conducts the valuation of the Company's actuarial liabilities. The role of the Appointed Actuary is described in more detail in Note 10. The report of the Appointed Actuary accompanies these Consolidated Financial Statements.

The Company's external auditor, Deloitte LLP, Independent Registered Public Accounting Firm, has audited the Company's internal control over financial reporting as of December 31, 2024, in addition to auditing the Company's Consolidated Financial Statements for the years ended December 31, 2024 and December 31, 2023. Its reports to the Board and shareholders express unqualified opinions and accompany these Consolidated Financial Statements. Deloitte LLP meets separately with both management and the Audit Committee to discuss the results of its audit.

Kevin D. Strain, CPA, CA
President and Chief Executive Officer

Timothy Deacon, FCPA, FCA
Executive Vice-President and Chief Financial Officer

Toronto, Ontario, Canada
February 12, 2025

Appointed Actuary's Report

THE SHAREHOLDERS AND DIRECTORS OF SUN LIFE FINANCIAL INC.

I have valued the policy liabilities of Sun Life Financial Inc. and its subsidiaries for its Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards for the years ended December 31, 2024 and December 31, 2023.

In my opinion, the amount of policy liabilities is appropriate for this purpose. The valuation conforms to accepted actuarial practice in Canada and the Consolidated Financial Statements fairly present the results of the valuation.

Kevin Morrissey, F.C.I.A., F.S.A.
Fellow, Canadian Institute of Actuaries

Toronto, Ontario, Canada
February 12, 2025

Independent Auditor's Report

To the Shareholders and the Board of Directors of Sun Life Financial Inc.

Opinion

We have audited the consolidated financial statements of Sun Life Financial Inc. (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2024 and 2023, and the consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards ("Canadian GAAS"). Our responsibilities under those standards are further described in the *Auditor's Responsibilities* for the *Audit of the Financial Statements* section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2024. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Insurance Contract Liabilities – Refer to Notes 1 and 10 to the Financial Statements

Key Audit Matter Description
The Company's insurance contract liabilities represent a significant portion of its total liabilities. Insurance contract liabilities are determined in accordance with IFRS 17, *Insurance Contracts* ("IFRS 17"). This requires the use of complex valuation models and assumptions to measure groups of insurance contracts as the total of fulfillment cash flows, plus a risk adjustment for non-financial risk and a contractual service margin ("CSM"). The CSM component is only relevant for groups of insurance contracts measured using the general measurement approach and the variable fee approach.

While there is considerable judgment applied by management and inherent uncertainty in selecting assumptions, the assumptions with the greatest estimation uncertainty are those related to mortality, policyholder behaviour and discount rates. These assumptions required significant auditor attention in specific circumstances where (i) there is limited Company and industry experience data, (ii) the historical experience may not be a good indicator of the future, and (iii) the determination of discount rates requires complex calculation and measurement of unobservable market inputs. Auditing certain valuation models and significant assumptions (mortality, policyholder behaviour and discount rate) required a high degree of auditor judgment and an increased extent of audit effort, including the need to involve actuarial and fair value specialists.

How the Key Audit Matter Was Addressed in the Audit
Our audit procedures related to certain valuation models and significant assumptions included the following, among others:
- Evaluated and tested the effectiveness of controls over actuarial models and the determination of the mortality, policyholder behaviour and discount rate assumptions used in the calculation of insurance contract liabilities, as well as access and change management controls over those actuarial models.
- With the assistance of actuarial specialists, tested the appropriateness of certain valuation models used in the valuation process by:
  - Calculating an independent estimate of the insurance contract liability for a sample of insurance policies and comparing the results to the Company's estimate; and
  - Testing the accuracy of certain valuation models for changes in key assumptions.
- With the assistance of actuarial specialists, tested the reasonableness of mortality and policyholder behaviour assumptions by:
  - Evaluating whether management's assumptions were determined in accordance with the requirements of IFRS 17;
  - Testing experience studies and other inputs used in the determination of the assumptions; and
  - Analyzing management's interpretation and judgment with respect to its experience study results and emerging claims experience, evaluating new and revised key assumptions, assessing reasonable possible alternative assumptions, and considering industry and other external sources of benchmarking where applicable.
- With the assistance of actuarial and fair value specialists, evaluated the reasonableness of the discount rates used by:
  - Evaluating whether management's assumptions and methodologies were determined in accordance with the requirements of IFRS 17; and
  - Testing the inputs and source information underlying the determination of the discount rates.

Valuation of Investment Properties – Refer to Notes 1 and 5 to the Financial Statements

Key Audit Matter Description
Investment properties are accounted for at fair value. The fair values of investment properties are generally determined using property valuation models and are based on expected capitalization rates and models that discount expected future net cash flows at current market expected rates of return reflective of the characteristics, location, and market of each property. Expected future net cash flows include contractual and projected cash flows and forecasted operating expenses, and take into account discount, rental, and occupancy rates derived from market surveys. The estimates of future cash inflows in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions.

The assumptions with the greatest uncertainty are the discount rates, terminal capitalization rates, and future rental rates. Performing audit procedures to assess inputs required an elevated degree of auditor judgment and an increased extent of audit effort, including the need for the integral involvement of valuation specialists.

How the Key Audit Matter Was Addressed in the Audit
Our audit procedures related to valuation models and assumptions including discount rates, terminal capitalization rates, and future rental rates included the following, among others:
- Evaluated and tested the effectiveness of controls over the fair value process for investment properties. These controls include an assessment and approval by senior management of the discount rates, terminal capitalization rates, and future rental rates assumptions used in the determination of the valuation of investment properties and the valuation conclusions relative to comparable properties.
- With the assistance of valuation specialists, evaluated on a sample basis the reasonableness of management's discount rates, terminal capitalization rates, and future rental rates assumptions and valuation conclusions by comparing them to the discount rates, terminal capitalization rates, and future rental rates of market surveys and transactions in comparable properties.

Other Information
Management is responsible for the other information. The other information comprises:
- Management's Discussion and Analysis
- The information, other than the financial statements and our auditor's report thereon, in the Annual Report.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor's report. We have nothing to report in this regard.

The Annual Report is expected to be made available to us after the date of the auditor's report. If, based on the work we will perform on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Chantal Leclerc.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Ontario
February 12, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sun Life Financial Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Sun Life Financial Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2024, in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Insurance Contract Liabilities — Refer to Notes 1 and 10 to the Financial Statements

Critical Audit Matter Description

The Company's insurance contract liabilities represent a significant portion of its total liabilities. Insurance contract liabilities are determined in accordance with IFRS 17, *Insurance Contracts* ("IFRS 17"). This requires the use of complex valuation models and assumptions to measure groups of insurance contracts as the total of fulfillment cash flows, plus a risk adjustment for non-financial risk and a contractual service margin ("CSM"). The CSM component is only relevant for groups of insurance contracts measured using the general measurement approach and the variable fee approach.

While there is considerable judgment applied by management and inherent uncertainty in selecting assumptions, the assumptions with the greatest estimation uncertainty are those related to mortality, policyholder behaviour and discount rates. These assumptions required significant auditor attention in specific circumstances where (i) there is limited Company and industry experience data, (ii) the historical experience may not be a good indicator of the future, and (iii) the determination of discount rates requires complex calculation and measurement of unobservable market inputs. Auditing certain valuation models and significant assumptions (mortality, policyholder behaviour and discount rate) required a high degree of auditor judgment and an increased extent of audit effort, including the need to involve actuarial and fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to certain valuation models and significant assumptions included the following, among others:
- Evaluated and tested the effectiveness of controls over actuarial models and the determination of the mortality, policyholder behaviour and discount rate assumptions used in the calculation of insurance contract liabilities, as well as access and change management controls over those actuarial models.
- With the assistance of actuarial specialists, tested the appropriateness of certain valuation models used in the valuation process by:
  - Calculating an independent estimate of the insurance contract liability for a sample of insurance policies and comparing the results to the Company's estimate; and
  - Testing the accuracy of certain valuation models for changes in key assumptions.
- With the assistance of actuarial specialists, tested the reasonableness of mortality and policyholder behaviour assumptions by:
  - Evaluating whether management's assumptions were determined in accordance with the requirements of IFRS 17;
  - Testing experience studies and other inputs used in the determination of the assumptions; and
  - Analyzing management's interpretation and judgment with respect to its experience study results and emerging claims experience, evaluating new and revised key assumptions, assessing reasonable possible alternative assumptions, and considering industry and other external sources of benchmarking where applicable.

- With the assistance of actuarial and fair value specialists, evaluated the reasonableness of the discount rates used by:
    - Evaluating whether management's assumptions and methodologies were determined in accordance with the requirements of IFRS 17; and
    - Testing the inputs and source information underlying the determination of the discount rates.

Valuation of Investment Properties — Refer to Notes 1 and 5 to the Financial Statements

Critical Audit Matter Description

Investment properties are accounted for at fair value. The fair values of investment properties are generally determined using property valuation models and are based on expected capitalization rates and models that discount expected future net cash flows at current market expected rates of return reflective of the characteristics, location, and market of each property. Expected future net cash flows include contractual and projected cash flows and forecasted operating expenses, and take into account discount, rental, and occupancy rates derived from market surveys. The estimates of future cash inflows in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions.

The assumptions with the greatest uncertainty are the discount rates, terminal capitalization rates, and future rental rates. Performing audit procedures to assess inputs required an elevated degree of auditor judgment and an increased extent of audit effort, including the need for the integral involvement of valuation specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to valuation models and assumptions including discount rates, terminal capitalization rates, and future rental rates included the following, among others:

- Evaluated and tested the effectiveness of controls over the fair value process for investment properties. These controls include an assessment and approval by senior management of the discount rates, terminal capitalization rates, and future rental rates assumptions used in the determination of the valuation of investment properties and the valuation conclusions relative to comparable properties.
- With the assistance of valuation specialists, evaluated on a sample basis the reasonableness of management's discount rates, terminal capitalization rates, and future rental rates assumptions and valuation conclusions by comparing them to the discount rates, terminal capitalization rates, and future rental rates of market surveys and transactions in comparable properties.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 12, 2025

We have served as the Company's auditor since 1875.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sun Life Financial Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Sun Life Financial Inc. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 12, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 12, 2025

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, (in millions of Canadian dollars, except for per share amounts)	2024	2023
Insurance service result		
Insurance revenue (Note 10)	$ **22,637**	$ 21,356
Insurance service expenses (Note 10)	**(19,631)**	(18,450)
Reinsurance contract held net income (expenses) (Note 10)	**85**	(69)
Net insurance service result	**3,091**	2,837
Investment result		
Investment result excluding result for account of segregated fund holders:		
Net investment income (loss) (Note 5)	**7,415**	11,586
Insurance finance income (expenses) from insurance contracts issued (Note 5)	**(5,139)**	(9,675)
Insurance finance income (expenses) from reinsurance contracts held (Note 5)	**51**	59
Decrease (increase) in investment contract liabilities	**(393)**	(331)
Net investment result excluding result for account of segregated fund holders	**1,934**	1,639
Investment result for insurance contracts for account of segregated fund holders:		
Investment income (loss) on investments for account of segregated fund holders	**2,316**	1,793
Insurance finance income (expenses) (Note 21)	**(2,316)**	(1,793)
Net investment result for insurance contracts for account of segregated fund holders	**—**	—
Net investment result	**1,934**	1,639
Fee income (Note 16)	**8,581**	7,832
Other expenses (income)		
Other income	**(163)**	(169)
Operating expenses and commissions (Note 17)	**8,766**	7,995
Interest expenses	**664**	552
Total other expenses (income)	**9,267**	8,378
Income (loss) before income taxes	**4,339**	3,930
Less: Income tax expense (benefit) (Note 19)	**1,040**	461
Total net income (loss)	**3,299**	3,469
Less: Net income (loss) allocated to the participating account (Note 20)	**42**	178
Net income (loss) attributable to non-controlling interests	**128**	126
Shareholders' net income (loss)	**3,129**	3,165
Less: Dividends on preferred shares and distributions on other equity instruments	**80**	79
Common shareholders' net income (loss)	$ **3,049**	$ 3,086
Average exchange rates during the reporting periods: U.S. dollars	**1.37**	1.35
Earnings (loss) per share (Note 25)		
Basic	$ **5.27**	$ 5.27
Diluted	$ **5.26**	$ 5.26
Dividends per common share	$ **3.240**	$ 3.000

The attached notes form part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, (in millions of Canadian dollars)	2024	2023
Total net income (loss)	$ **3,299**	$ 3,469
Other comprehensive income (loss), net of taxes:		
Items that may be reclassified subsequently to income:		
Change in unrealized foreign currency translation gains (losses):		
Unrealized gains (losses)	**1,346**	(290)
Reclassifications to net income (loss)	**—**	(49)
Change in unrealized gains (losses) on investments at fair value through other comprehensive income:		
Unrealized gains (losses)	**166**	482
Reclassifications to net income (loss) and provision for credit losses recognized into income	**(62)**	3
Change in unrealized gains (losses) on cash flow hedges:		
Unrealized gains (losses)	**111**	(11)
Reclassifications to net income (loss)	**(106)**	28
Share of other comprehensive income (loss) in joint ventures and associates:		
Unrealized gains (losses)	**196**	(44)
Reclassifications to net income (loss)	**5**	—
Total items that may be reclassified subsequently to income	**1,656**	119
Items that will not be reclassified subsequently to income:		
Remeasurement of defined benefit plans	**19**	(105)
Share of other comprehensive income (loss) in joint ventures and associates	**(7)**	7
Revaluation of property, plant and equipment	**1**	—
Total items that will not be reclassified subsequently to income	**13**	(98)
Total other comprehensive income (loss)	**1,669**	21
Total comprehensive income (loss)	**4,968**	3,490
Less: Comprehensive income (loss) allocated to the participating account (Note 20)	**39**	187
Non-controlling interests' comprehensive income (loss) (Note 20)	**138**	123
Shareholders' comprehensive income (loss)	$ **4,791**	$ 3,180

INCOME TAXES INCLUDED IN OTHER COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, (in millions of Canadian dollars)	2024	2023
Income tax benefit (expense):		
Items that may be reclassified subsequently to income:		
Unrealized foreign currency translation gains (losses)	$ **(2)**	$ (5)
Unrealized gains (losses) on investments at fair value through other comprehensive income	**(44)**	(120)
Reclassifications to net income (loss) and provision for credit losses recognized into income on investments at fair value through other comprehensive income	**14**	(7)
Unrealized gains (losses) on cash flow hedges	**(15)**	(1)
Reclassifications to net income (loss) for cash flow hedges	**11**	(6)
Total items that may be reclassified subsequently to income	**(36)**	(139)
Items that will not be reclassified subsequently to income:		
Remeasurement of defined benefit plans	**(7)**	38
Total items that will not be reclassified subsequently to income	**(7)**	38
Total income tax benefit (expense) included in other comprehensive income (loss)	$ **(43)**	$ (101)

The attached notes form part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, (in millions of Canadian dollars)	2024	2023
Assets		
Cash, cash equivalents and short-term securities (Note 5)	**$ 13,873**	$ 13,173
Debt securities (Notes 5 and 6)	**81,955**	75,493
Equity securities (Notes 5 and 6)	**9,974**	7,138
Mortgages and loans (Notes 5 and 6)	**57,619**	54,600
Derivative assets (Notes 5 and 6)	**1,971**	2,183
Other financial invested assets (Note 5)	**13,306**	10,361
Financial assets	**178,698**	162,948
Investment properties (Note 5)	**9,290**	9,723
Other non-financial invested assets (Note 5)	**1,829**	1,657
Invested assets	**189,817**	174,328
Other assets (Note 8)	**7,021**	6,462
Reinsurance contract held assets (Note 10)	**6,318**	5,794
Insurance contract assets (Note 10)	**355**	184
Deferred tax assets (Note 19)	**3,910**	3,878
Intangible assets (Note 9)	**5,058**	5,174
Goodwill (Note 9)	**9,456**	8,969
Total general fund assets	**221,935**	204,789
Investments for account of segregated fund holders (Note 21)	**148,786**	128,452
Total assets	**$ 370,721**	$ 333,241
Liabilities and equity		
Liabilities		
Insurance contract liabilities excluding those for account of segregated fund holders (Note 10)	**$ 147,269**	$ 135,669
Reinsurance contract held liabilities (Note 10)	**1,825**	1,623
Investment contract liabilities (Note 5)	**11,678**	11,672
Derivative liabilities (Notes 5 and 6)	**2,077**	1,311
Deferred tax liabilities (Note 19)	**286**	281
Other liabilities (Note 11)	**26,292**	23,655
Senior debentures (Note 12)	**200**	200
Subordinated debt (Note 13)	**6,179**	6,178
Total general fund liabilities	**195,806**	180,589
Insurance contract liabilities for account of segregated fund holders (Note 21)	**20,097**	19,041
Investment contract liabilities for account of segregated fund holders (Note 21)	**128,689**	109,411
Total liabilities	**$ 344,592**	$ 309,041
Equity		
Issued share capital and contributed surplus	**$ 10,526**	$ 10,660
Shareholders' retained earnings and accumulated other comprehensive income	**15,031**	12,922
Total shareholders' equity	**25,557**	23,582
Equity in the participating account	**496**	457
Non-controlling interests' equity	**76**	161
Total equity	**$ 26,129**	$ 24,200
Total liabilities and equity	**$ 370,721**	$ 333,241
Exchange rates at the end of the reporting periods: U.S. dollars	**1.44**	1.32

The attached notes form part of these Consolidated Financial Statements.

Approved on behalf of the Board of Directors on February 12, 2025.

Kevin Strain
Chief Executive Officer

Helen Mallovy Hicks
Director

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, (in millions of Canadian dollars)	2024	2023
Shareholders:		
Preferred shares and other equity instruments (Note 14)		
Balance, beginning and end of year	$ 2,239	$ 2,239
Common shares (Note 14)		
Balance, beginning of year	8,327	8,311
Stock options exercised	47	56
Common shares purchased for cancellation	(182)	(40)
Balance, end of year	8,192	8,327
Contributed surplus		
Balance, beginning of year	94	90
Share-based payments	5	11
Stock options exercised	(4)	(7)
Balance, end of year	95	94
Retained earnings		
Balance, beginning of year	12,157	11,176
Net income (loss)	3,129	3,165
Dividends on common shares	(1,875)	(1,762)
Dividends on preferred shares and distributions on other equity instruments	(80)	(79)
Common shares purchased for cancellation (Note 14) and other	(727)	(146)
Transfer from accumulated other comprehensive income (loss)	—	(37)
Changes attributable to acquisition	—	(160)
Balance, end of year	12,604	12,157
Accumulated other comprehensive income (loss), net of taxes (Note 26)		
Balance, beginning of year	765	713
Total other comprehensive income (loss) for the year	1,662	15
Transfer to retained earnings	—	37
Balance, end of year	2,427	765
Total shareholders' equity, end of year	$ 25,557	$ 23,582
Equity in the participating account:		
Balance, beginning of year	$ 457	$ 270
Net income (loss)	42	178
Total other comprehensive income (loss) for the year (Note 26)	(3)	9
Total equity in the participating account, end of year	$ 496	$ 457
Non-controlling interests:		
Balance, beginning of year	$ 161	$ 90
Net income (loss)	128	126
Total other comprehensive income (loss) for the year (Note 26)	10	(3)
Distribution to non-controlling interests	(223)	(52)
Total non-controlling interests' equity, end of year	$ 76	$ 161
Total equity	$ 26,129	$ 24,200

The attached notes form part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, (in millions of Canadian dollars)	2024	2023
Cash flows provided by (used in) operating activities		
Income (loss) before income taxes	**$ 4,339**	$ 3,930
Adjustments:		
Interest expense related to financing activities	**398**	408
(Decrease) increase in investment contract liabilities	**393**	331
Changes in insurance contract liabilities and assets	**2,133**	6,769
Changes in reinsurance contract held assets and liabilities	**(136)**	10
Realized and unrealized (gains) losses and foreign currency changes on invested assets	**129**	(4,657)
Sales, maturities and repayments of invested assets	**52,512**	43,457
Purchases of invested assets	**(61,251)**	(48,579)
Income taxes received (paid)	**(1,138)**	(1,240)
Mortgage securitization (Note 5)	**(265)**	(39)
Other operating activities	**5,418**	5,222
Net cash provided by (used in) operating activities	**2,532**	5,612
Cash flows provided by (used in) investing activities		
Net (purchase) sale of property and equipment	**(143)**	(172)
Investment in and transactions with joint ventures and associates (Note 15)	**(17)**	(75)
Dividends and other proceeds related to joint ventures and associates (Note 15)	**160**	32
Acquisitions, net of cash and cash equivalents acquired (Note 3)[1]	**—**	(439)
Dispositions, net of cash and cash equivalents disposed (Note 3)[2]	**—**	297
Other investing activities	**(337)**	(202)
Net cash provided by (used in) investing activities	**(337)**	(559)
Cash flows provided by (used in) financing activities		
Increase in (repayment of) borrowed funds (Note 11)	**23**	(72)
Issuance of subordinated debt, net of issuance costs (Note 13)	**746**	497
Increase in (repayment of) borrowings from credit facility	**(340)**	141
Redemption of senior debentures and subordinated debt (Notes 12 and 13)	**(750)**	(1,000)
Issuance of common shares on exercise of stock options	**43**	49
Transactions with non-controlling interests	**(223)**	(52)
Common shares purchased for cancellation (Note 14)	**(855)**	(186)
Dividends paid on common and preferred shares	**(1,962)**	(1,882)
Payment of lease liabilities	**(175)**	(176)
Interest expense paid	**(389)**	(405)
Net cash provided by (used in) financing activities	**(3,882)**	(3,086)
Changes due to fluctuations in exchange rates	**471**	(169)
Increase (decrease) in cash and cash equivalents	**(1,216)**	1,798
Net cash and cash equivalents, beginning of year	**11,170**	9,372
Net cash and cash equivalents, end of year	**9,954**	11,170
Short-term securities, end of year	**3,744**	2,003
Net cash, cash equivalents and short-term securities, end of year (Note 5)	**$ 13,698**	$ 13,173

[1] Consists of total cash consideration paid of $522, less cash and cash equivalents acquired of $83 for the year ended December 31, 2023.
[2] Consists of total cash consideration received of $516, less cash and cash equivalents disposed of $219 for the year ended December 31, 2023.

The attached notes form part of these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

(Amounts in millions of Canadian dollars, except for per share amounts and where otherwise stated. All amounts stated in U.S. dollars are in millions.)

1. Material Accounting Policies

Description of Business

Sun Life Financial Inc. ("SLF Inc.") is a publicly traded company domiciled in Canada and is the holding company of Sun Life Assurance Company of Canada ("Sun Life Assurance"). Both companies are incorporated under the *Insurance Companies Act* (Canada), and are regulated by the Office of the Superintendent of Financial Institutions, Canada ("OSFI"). SLF Inc. and its subsidiaries are collectively referred to as "us", "our", "ours", "we", or "the Company". We are a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. We have operations in a number of markets worldwide including, Canada, the United States ("U.S."), the United Kingdom ("UK"), Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia, and Bermuda. Effective the second quarter of 2023, we completed the sale of our UK business unit.

Statement of Compliance

We prepared our Consolidated Financial Statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Our accounting policies have been applied consistently within our Consolidated Financial Statements.

Basis of Presentation

Our Consolidated Statements of Financial Position are presented in the order of liquidity and each statement of financial position line item includes both current and non-current balances, as applicable.

We have defined our reportable business segments and the amounts disclosed for those segments based on our management structure and the manner in which our internal financial reporting is conducted.

The material accounting policies used in the preparation of our Consolidated Financial Statements are summarized below and are applied consistently.

Estimates, Assumptions and Judgments

The application of our accounting policies requires estimates, assumptions and judgments as they relate to matters that are inherently uncertain. We have established procedures to ensure that our accounting policies are applied consistently and that the processes for changing methodologies for determining estimates are controlled and occur in an appropriate and systematic manner.

Use of Estimates and Assumptions

The preparation of our Consolidated Financial Statements requires us to make estimates and assumptions that affect the application of our policies and the reported amounts of assets, liabilities, revenue and expenses. Key sources of estimation uncertainty include the measurement of insurance contract assets and liabilities, reinsurance contract held assets and liabilities and investment contract liabilities, determination of fair value, determination and impairment of goodwill and intangible assets, determination of provisions and liabilities for pension plans, other post-retirement benefits, income taxes, and the determination of fair value of share-based payments. Actual results may differ from our estimates thereby impacting our Consolidated Financial Statements. Information on our use of estimates and assumptions is discussed in this Note and other Notes.

Judgments

In preparation of these Consolidated Financial Statements, we use judgments to select assumptions and determine estimates as described above. We also use judgment when applying accounting policies and when determining the classification of insurance contracts, investment contracts and service contracts; the substance of whether our relationship with a structured entity, subsidiary, joint venture or associate constitutes control, joint control or significant influence; functional currencies; contingencies; acquisitions; deferred income tax assets; and the determination of cash generating unit ("CGU").

Significant estimates and judgments have been made in the following areas and are discussed as noted:

Insurance contract and investment contract assumptions and measurement	Note 1 Insurance Contracts and Investment Contract Liabilities Note 10 Insurance Contracts
Determination of fair value	Note 1 Basis of Consolidation Note 1 Determination of Fair Value Note 3 Acquisitions and Other Note 5 Total Invested Assets and Related Net Investment Income
Determination of fair value of insurance contracts on transition for adoption of IFRS 17	Note 1 Insurance Contracts
Income taxes	Note 1 Income Taxes Note 19 Income Taxes
Pension plans	Note 1 Pension Plans and Other Post-Retirement Benefits Note 24 Pension Plans and Other Post-Retirement Benefits
Goodwill and intangible assets on acquisition and impairment	Note 1 Goodwill Note 1 Intangible Assets Note 3 Acquisitions and Other Note 9 Goodwill and Intangible Assets
Determination of control for purpose of consolidation	Note 1 Basis of Consolidation Note 15 Interests in Other Entities
Share-based payments	Note 18 Share-Based Payments

Basis of Consolidation

Our Consolidated Financial Statements include the results of operations and the financial position of subsidiaries, which includes structured entities controlled by us, after intercompany balances and transactions have been eliminated. Subsidiaries are fully consolidated from the date we obtain control, and deconsolidated on the date control ceases. The acquisition method is used to account for the acquisition of a subsidiary from an unrelated party at the date that control is obtained, with the difference between the consideration transferred and the fair value of the subsidiary's net identifiable assets acquired recorded as goodwill. Judgment is required to determine fair value of the net identifiable assets acquired in a business combination. Interests in controlled entities held by external parties are reported as non-controlling interests ("NCI").

We control an entity when we have power over an entity, exposure to or rights to variable returns from our involvement with an entity, and the ability to affect our returns through our power over an entity. Power exists when we have rights that give us the ability to direct the relevant activities, which are those activities that could significantly affect the entity's returns. Power can be obtained through voting rights or other contractual arrangements. Judgment is required to determine the relevant activities and which party has power over these activities. When we have power over and variable returns from an entity, including an investment fund that we manage, we also apply significant judgment in determining whether we are acting as a principal or agent. To make this determination, we consider factors such as how much discretion we have regarding the management of the investment fund and the magnitude and extent of variability associated with our interests in the fund. If we determine we are the principal rather than the agent, we would consolidate the assets and liabilities of the fund. Interests held by external parties in investment funds that we consolidate are recorded as third-party interest in consolidated investment funds in Other liabilities. If we lose control of an entity, the assets and liabilities of that entity are derecognized from our Consolidated Statements of Financial Position at the date at which control is lost and any investment retained is remeasured to fair value.

A joint venture exists when SLF Inc., or one of its subsidiaries, has joint control of a joint arrangement and has rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control and exists only when the decisions about the relevant activities require the unanimous consent of the parties sharing control. Associates are entities over which SLF Inc. or its subsidiaries are able to exercise significant influence. Significant influence is the power to participate in the financial and operating policy decisions of an investee but not have control or joint control over those decisions. Significant influence is generally presumed to exist when SLF Inc. or its subsidiaries holds greater than 20% of the voting power of the investee but does not have control or joint control. The equity method is used to account for our interests in joint ventures and associates. A joint operation exists when SLF Inc., or one of its subsidiaries, has joint control of an arrangement that gives it rights to the assets and obligations for the liabilities of the operation, rather than the net assets of the arrangement. For joint operations, we record our share of the assets, liabilities, revenue and expenses of the joint operation. Judgment is required to determine whether contractual arrangements between multiple parties results in control, joint control or significant influence, with consideration of the relevant activities of the entity, voting rights, representation on boards of directors and other decision-making factors. Judgment is also required to determine if a joint arrangement is a joint venture or joint operation, with consideration of our rights and obligations and the structure and legal form of the arrangement.

Determination of Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is measured using the assumptions that market participants would use when pricing an asset or liability. We determine fair value by using quoted prices in active markets for identical or similar assets or liabilities. When quoted prices in active markets are not available, fair value is determined using valuation techniques that maximize the use of observable inputs. When observable valuation inputs are not available, significant judgment is required to determine fair value by assessing the valuation techniques and valuation inputs. The use of alternative valuation techniques or valuation inputs may result in a different fair value. A description of the fair value methodologies, assumptions, valuation techniques, and valuation inputs by type of asset is included in Note 5. A description of the fair value methodologies, assumptions, valuation techniques and valuation inputs for the transition of insurance contracts to IFRS 17 *Insurance Contracts* ("IFRS 17") is included in Note 1.

Foreign Currency Translation

Translation of Transactions in Foreign Currencies

The financial results of SLF Inc. and its subsidiaries, joint ventures and associates are prepared in the currency in which they conduct their ordinary course of business, which is referred to as functional currency. Transactions occurring in currencies other than the functional currency are translated to the functional currency using the spot exchange rates at the dates of the transactions.

Monetary assets and liabilities in foreign currencies are translated to the functional currency at the exchange rate at the statement of financial position date. Insurance contract and reinsurance contract held assets and liabilities, including the contractual service margin ("CSM"), are monetary items. Non-monetary assets and liabilities in foreign currencies that are held at fair value are translated using the exchange rate at the statement of financial position date, while non-monetary assets and liabilities that are measured at historical cost are translated using the exchange rate at the date of the transaction.

The resulting exchange differences from the translation of monetary items and non-monetary items held at fair value, with changes in fair value recorded to income, are recognized in our Consolidated Statements of Operations. For monetary assets classified as fair value through other comprehensive income ("FVOCI"), translation differences calculated on amortized cost are recognized in our Consolidated Statements of Operations and other changes in carrying amount are recognized in other comprehensive income ("OCI"). The exchange differences from the translation of non-monetary items on these assets are recognized in OCI.

Translation to the Presentation Currency

In preparing our Consolidated Financial Statements, the financial statements of foreign operations are translated from their respective functional currencies to Canadian dollars, our presentation currency. Assets and liabilities are translated at the closing exchange rate at the statement of financial position date, and income and expenses are translated using the average exchange rates. The accumulated gains or losses arising from translation of functional currencies to the presentation currency, net of the effect of any hedges, are included as a separate component of OCI within equity. Upon disposal of a foreign operation that includes loss of control, significant influence or joint control, the cumulative exchange gain or loss related to that foreign operation is recognized in income.

Invested Assets

Financial Assets Excluding Derivative Financial Instruments

Financial assets include cash, cash equivalents and short-term securities, debt securities, equity securities, mortgages and loans, and other financial invested assets.

i) Initial Recognition and Subsequent Measurement

Classification of financial assets

Financial assets are measured at initial recognition at fair value and are classified as and subsequently measured at fair value through profit or loss ("FVTPL"), FVOCI, or amortized cost based on the business model used to manage the financial asset and the contractual cash flow characteristics of the asset. Amortized cost is determined using the effective interest rate method, which is the gross carrying amount less the allowance for expected credit losses ("ECL"). Financial assets are not reclassified subsequent to initial recognition unless the business model used to manage the financial asset has changed. Financial assets are recognized in the Consolidated Statements of Financial Position on their trade dates, which are the dates that we commit to purchase or sell the assets. Originated mortgages and loans are recognized in the Consolidated Statements of Financial Position on their settlement dates.

A financial asset is measured at amortized cost if both of the following conditions are met and the asset is not designated at FVTPL:
- The asset is held within a business model that is held to collect ("HTC"), in which the collection of contractual cash flows from the financial asset is the primary objective and sales are expected to be insignificant or infrequent; and
- The contractual terms of the asset give rise to cash flows that are solely payments of principal and interest ("SPPI") on the principal amount outstanding.

A financial asset is measured at FVOCI if both of the following conditions are met and the asset is not designated at FVTPL:
- The asset is held within a business model that is held to collect and sell ("HTC&S"), in which both the collection of contractual cash flows and the sale of financial assets are integral to achieving the objective of the business model; and
- The contractual terms of the asset give rise, on specified dates, to cash flows that are SPPI.

Financial assets that are managed on a fair value basis and do not meet the objectives of a HTC or HTC&S business model, such as financial assets that are held for trading, are measured at FVTPL and fall within the scope of other business models.

All financial assets not classified as amortized cost or FVOCI, as described above, are measured at FVTPL. Financial assets at FVTPL include financial assets that are held-for-trading. A financial asset is classified as held-for-trading if it is acquired principally for the purpose of selling in the near term. Cash, cash equivalents and short-term securities are held for trading for the purpose of meeting short-term cash requirements and are measured at FVTPL. On initial recognition, we may also make an irrevocable election to designate a financial asset that would otherwise be measured at amortized cost or FVOCI as measured at FVTPL if the financial asset is managed together with a related financial liability and their performance is evaluated on a fair value basis. Certain debt securities, mortgages and loan instruments that support insurance contract liabilities, which are measured at fair value, have been designated at FVTPL, as doing so significantly reduces measurement inconsistency with the related insurance contract liabilities. These financial assets would otherwise have been measured at FVOCI or amortized cost.

Equity securities are measured at FVTPL, unless the asset is not held for trading purposes and we make an irrevocable election to designate the asset at FVOCI. This election is made on an instrument-by-instrument basis. If such an election is made, the fair value changes, including any associated foreign exchange gains or losses, are recognized in OCI and are not subsequently reclassified to the Consolidated Statements of Operations, including upon disposal. Realized gains and losses are transferred directly to retained earnings upon disposal.

The following table summarizes the financial assets included in our Consolidated Statements of Financial Position and the applicable classifications:

	IFRS 9
Cash, cash equivalents and short-term securities	FVTPL
Debt securities	FVTPL, FVOCI
Equity securities	FVTPL, FVOCI
Mortgages and loans	FVTPL, FVOCI, Amortized cost
Other financial invested assets	FVTPL

Business model assessment

We determine our business models at the level that best reflects how we manage portfolios of financial assets to achieve our business objectives. Judgment is used in determining our business models, which is supported by relevant, objective evidence including:
- How the economic activities of our businesses generate benefits, for example, through enhancing yields or hedging and how such economic activities are evaluated and reported to key management personnel;
- The significant risks affecting the performance of our businesses, for example, market risk, credit risk, or other risks as described in the Risk Management section of Management's Discussion and Analysis, and the activities undertaken to manage those risks;
- The frequency, volume, and timing of sales in prior periods, the reasons for the sales and expectations about future sales activity. Information about sales activity is not considered in isolation, but as part of an overall assessment of how our stated objective for managing the financial assets is achieved and how cash flows are realized; and
- The compensation structures for managers of our businesses, to the extent that these are directly linked to the economic performance of the business model.

Our business models include HTC, HTC&S and other, as described above.

Assessment of whether contractual cash flows are SPPI

Financial assets held within a HTC or HTC&S business model are assessed to evaluate if their contractual cash flows are comprised of SPPI. SPPI payments are those which would typically be expected from basic lending arrangements, such as interest and basic lending returns, compensation for credit risk and the time value of money, costs associated with holding the financial asset for a period of time, and a profit margin. In making the SPPI assessment, we consider the contractual terms of the instrument, including assessment of whether the timing or amount of the contractual cash flows could change by a contractual term of the financial asset. A prepayment feature is consistent with the SPPI criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation for early termination of the contract.

Where the contractual terms introduce exposure to risk or variability of the cash flows that are inconsistent with a basic lending arrangement, the related financial asset is classified as and measured at FVTPL.

Subsequent measurement

Equity securities, debt securities, mortgages and loans, and assets related to Collateralized Loan Obligations ("CLOs") that are classified or designated at FVTPL are recorded at fair value in our Consolidated Statements of Financial Position, and gains or losses, including interest or dividend income and foreign exchange gains and losses, are recognized in Net investment income (loss) in the Consolidated Statements of Operations.

Debt securities and mortgages and loans that are classified as FVOCI are recorded at fair value. Interest income, foreign exchange gains (losses), and impairment are recognized in Net investment income (loss) in the Consolidated Statements of Operations. Other gains or losses are recognized in OCI.

Mortgages and loans classified as amortized cost are subsequently measured using the effective interest rate method. Interest income, foreign exchange gains and losses, and impairment are presented in Net investment income (loss) in the Consolidated Statements of Operations.

Other financial invested assets include investments in limited partnerships, segregated funds, mutual funds, and assets related to CLOs that are classified as FVTPL. These financial assets are recorded at fair value, and gains or losses are recognized in Net investment income (loss) in the Consolidated Statements of Operations. Debt securities and Mortgages and loans included in Other financial invested assets that are classified as FVOCI are recorded at fair value.

Cash equivalents are highly liquid instruments with a term to maturity of three months or less. Cash and cash equivalents are classified as FVTPL and the fair values are assumed to approximate their carrying values, due to their short-term nature or because they are frequently repriced to current market rates. Short-term securities are those that have a term to maturity exceeding three months but less than one year. The fair value of short-term securities is approximated by their carrying amount.

ii) Derecognition

Financial assets are derecognized when our contractual rights to the cash flows of the financial asset have expired, or when we transfer the rights to receive contractual cash flows and substantially all the risks and rewards of owning the financial assets have been transferred. When we neither retain nor transfer substantially all the risks and rewards of ownership, the financial assets are derecognized if control over the financial assets have been relinquished. If we retain control of the financial assets, we continue to recognize the transferred assets to the extent of our continuing involvement.

When financial assets are derecognized, the difference between the carrying amount and the consideration received on the date of derecognition is recognized in Net investment income (loss) in the Consolidated Statements of Operations. For debt securities at FVOCI, the cumulative gains (losses) previously recognized in OCI are reclassified to Net investment income (loss) in the Consolidated Statements of

Operations. For equity investments designated at FVOCI, the cumulative gains (losses) previously recognized in OCI are not reclassified to income.

For financial assets measured at amortized cost in which modifications have resulted in derecognition, the gain (loss) is presented together with impairment losses if the modification was a result of financial difficulties of the borrower. Otherwise, the gain (loss) is presented as Net investment income (loss) in the Consolidated Statements of Operations.

Judgment is applied in determining whether contractual rights to the cash flows from the transferred assets have expired or whether we retain the rights to receive the cash flows on the assets but have assumed an obligation to pay for those cash flows.

iii) Impairment

We establish an allowance for ECL for financial assets not classified or designated at FVTPL. Financial assets measured at amortized cost are presented at their carrying amounts on the Consolidated Statements of Financial Position, which is the gross carrying amount less the allowance for ECL, with changes in the allowance for ECL recognized in Provision for credit losses in Net investment income (loss) in the Consolidated Statements of Operations. The allowance for ECL on financial assets measured at FVOCI, including debt securities and mortgages and loans, does not reduce the carrying amount of the assets in the Consolidated Statements of Financial Position, which remains at fair value. Rather, an amount equal to the allowance for ECL that would arise if the assets were measured at amortized cost is recognized in OCI, with changes in the allowance for ECL recognized in Provision for credit losses in Net investment income (loss) in the Consolidated Statements of Operations.

At the end of each reporting period, we apply a three-stage impairment approach to measure the ECL on financial assets measured at amortized cost or at FVOCI:
- Stage 1: For financial assets that have not experienced a significant increase in credit risk since the date of initial recognition, a loss allowance equal to the credit losses expected to result from default events occurring over the 12 months following the reporting date is recognized.
- Stage 2: For financial assets that have experienced a significant increase in credit risk since the date of initial recognition, a loss allowance equal to the credit losses expected to result from default events occurring over the remaining lifetime of the financial asset is recognized.
- Stage 3: When a financial asset is considered to be credit-impaired, a loss allowance equal to the ECL over the remaining lifetime of the financial asset is recognized. Interest income is calculated based on the carrying amount of the asset, net of the loss allowance.

We monitor all financial assets that are subject to impairment for significant increase in credit risk. In making this assessment, we consider both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. Additional details about significant increase in credit risk and forward-looking information are provided in Note 6.

Modified financial assets

The contractual terms of a financial asset may be modified for a number of reasons, including changing market conditions and other factors not related to a current or potential credit deterioration of the borrower. An existing financial asset whose terms have been modified may be derecognized and the renegotiated asset recognized as a new financial asset at fair value in accordance with the accounting policies in this Note.

If modification does not result in derecognition, the financial asset continues to be subject to the assessment for significant increase in credit risk relative to initial recognition. Expected cash flows arising from the modified contractual terms are considered when calculating the ECL for the modified asset. For loans that were modified while having lifetime ECLs, such loans can revert to having 12-month ECLs if the borrower's financial condition that led to it being identified as credit-impaired are no longer present.

Definition of default

The definition of default used in the measurement of ECL is consistent with the definition of default used for our internal credit risk management purposes. We consider a financial asset to be in default when the issuer is unlikely to meet its credit obligations in full, without recourse action on our part, or when the financial asset is 90 days past due. Our definition of default may differ across financial assets and consider qualitative factors, such as the terms of financial covenants, breaches of such covenants, and other indicators of financial distress, as well as quantitative factors, such as overdue status and non-payment of other obligations under the same issuer. We use internally developed data and those obtained from external sources when assessing default.

Credit-impaired financial assets (Stage 3)

At each reporting date, we assess whether financial assets measured at amortized cost and FVOCI are credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Evidence of credit-impairment may include indications that the borrower is experiencing significant financial difficulty, probability of bankruptcy or other financial reorganization, as well as a measurable decrease in the estimated future cash flows evidenced by the adverse changes in the payments status of the borrower or economic conditions that correlate with defaults. If a financial asset is credit-impaired, interest income is calculated based on the carrying amount of the asset, which is net of the allowance for ECL, rather than on the gross carrying amount.

Write-off of financial assets

The gross carrying amount of a financial asset, and the related allowance for ECL, is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when we determine that the borrower does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with procedures for recovery of amounts due.

iv) Embedded Derivatives

Under IFRS 9 *Financial Instruments* ("IFRS 9"), derivatives embedded in contracts where the host is a financial asset in scope of IFRS 9 are not separated. Instead, the hybrid financial instrument, as a whole, is assessed for classification.

Collateral

Cash received (pledged) as collateral is recognized (derecognized) in our Consolidated Statements of Financial Position with corresponding amounts recognized in Other liabilities (Other assets), respectively. All other types of assets received (pledged) as collateral are not recognized (derecognized) in our Consolidated Statements of Financial Position.

Derivative Financial Instruments

All derivative financial instruments are recorded at fair value in our Consolidated Statements of Financial Position. Derivatives with a positive fair value are recorded as Derivative assets while derivatives with a negative fair value are recorded as Derivative liabilities.

The accounting for the changes in fair value of a derivative instrument depends on whether or not it is designated as a hedging instrument for hedge accounting purposes. Changes in fair value of derivatives that are not designated for hedge accounting purposes, which are defined as derivative investments, are recorded in Net investment income (loss) in our Consolidated Statements of Operations. Income earned or paid on these derivatives is recorded in Net investment income (loss) in our Consolidated Statements of Operations. Hedge accounting is applied to certain derivatives to reduce income statement volatility. All hedging relationships are documented at inception and hedge effectiveness is assessed at inception and on a quarterly basis to determine whether the hedging instruments are highly effective in offsetting changes attributable to the hedged risk in the fair value or cash flows of the hedged items. We have elected to continue to apply the hedge accounting principles under IAS 39 *Financial Instruments: Recognition and Measurement* instead of those under IFRS 9.

Cash Flow Hedges

Certain equity and foreign currency forwards are designated as hedging instruments in cash flow hedges for anticipated payments of awards under certain share-based payment plans and for anticipated foreign currency purchases of foreign operations. Changes in the fair value of derivatives for the effective portion of the hedge are recognized in OCI, while the ineffective portion of the hedge and any items excluded from the hedging relationship, such as the spot-to-forward differential, are recognized in net investment income in our Consolidated Statements of Operations. A portion of the amount recognized in OCI related to the equity forwards is reclassified to income as a component of Operating expenses as the liabilities for the share-based payment awards are accrued over the vesting period. A portion of the amounts recognized in OCI related to the foreign currency forwards would be reclassified to income upon disposal or impairment of the foreign operations. All amounts recognized in, or reclassified from, OCI are net of related taxes.

Investment Properties

Investment properties are real estate held to earn rental income, for capital appreciation, or both. Properties held to earn rental income or for capital appreciation that have an insignificant portion that is owner-occupied are classified as investment properties. Properties that do not meet these criteria are classified as property and equipment, included in Other assets as described below. Expenditures related to ongoing maintenance of properties incurred subsequent to acquisition are expensed. Investment properties are initially recognized at cost in our Consolidated Statements of Financial Position. Various costs incurred associated with the acquisition of an investment property are either capitalized or expensed depending on whether or not the acquisition is considered a business combination. Investment properties are subsequently measured at fair value with changes in value recorded to Fair value and foreign currency changes on assets and liabilities in our Consolidated Statements of Operations.

When the use of a property changes from owner-occupied to investment property, any gain arising on the remeasurement of the property to fair value at the date of transfer is recognized in our Consolidated Statements of Operations to the extent that it reverses a previous impairment loss. Any remaining increase is recognized in OCI.

Other Non-Financial Invested Assets

Other non-financial invested assets include investments in joint ventures and associates, which are accounted for using the equity method. Investments in joint ventures and associates are initially recorded at cost. The investment in joint ventures and associates is increased by our share of capital contributions and for purchases of additional interests and is reduced by distributions received. In addition, subsequent adjustments to the investment are made for our share of net income or loss and our share of OCI. Our share of net income is recorded in investment income in our Consolidated Statements of Operations and our share of OCI is recorded in our Consolidated Statements of Comprehensive Income (Loss). Impairment losses on equity method investments are recognized when events or changes in circumstances indicate that they are impaired. The impairment loss recognized is the difference between the carrying amount and the recoverable amount.

Other Assets

Other assets, which are measured at amortized cost, include accounts receivable, investment income due and accrued, deferred acquisition costs from service contracts, property and equipment, and lessee's right-of-use assets. Deferred acquisition costs from service contracts are discussed in the Service contract and fee income section of this Note. Right-of-use assets are discussed in the Leases section of this Note. Owner-occupied properties are amortized to their residual value over 25 to 49 years. Furniture, computers, other office equipment, and leasehold improvements are amortized to their residual value over 2 to 20 years.

Leases

At inception of a contract, we assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. For leases where we act as the lessee, we recognize a right-of-use asset and a lease liability at the commencement date of the lease. For leases where we act as the lessor, we assess whether the leases should be classified as finance or operating leases. Our leases are classified as operating leases. Operating leases are recognized into income on a straight-line basis.

The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability with certain adjustments, and subsequently depreciated using the straight-line method, with depreciation expense included in Operating expenses in the Consolidated Statements of Operations. The right-of-use asset is depreciated to the earlier of the lease term and its useful life. The right-of-use asset is assessed for impairment under IAS 36 *Impairment of Assets*. Right-of-use assets are assessed for indicators of impairment at each reporting period. If there is an indication that a right-of-use asset may be impaired, an impairment test is performed by comparing the asset's carrying amount to its recoverable amount. If an impairment loss has been incurred, the carrying value of the right-of-use asset is reduced with the corresponding amount recognized in income.

The lease liability is initially measured at the present value of lease payments over the term of the lease using a discount rate that is based on our incremental borrowing rate. The discount rate is specific to each lease and is determined by various factors, such as the lease term and currency. The lease term includes the non-cancellable period and the optional period where it is reasonably certain we will exercise an extension or termination option, considering various factors that create an economic incentive to do so. Subsequently, the lease liability is measured at amortized cost using the effective interest rate method, with interest charged to Interest expense in the Consolidated Statements of Operations. Lease liabilities and right-of-use assets are remeasured upon lease modifications. A lease modification is considered as a change in the scope of a lease, or the consideration for a lease, that was not part of the original terms and conditions of the lease.

Intangible Assets

Intangible assets consist of finite life and indefinite life intangible assets. Finite life intangible assets are amortized on a straight-line basis or using a units-of-production method, over the useful economic lives: i) Distribution, sales potential of field force, client relationships and asset administration contracts — 3 to 40 years; and ii) Internally generated software — 3 to 10 years. Amortization is charged through Operating expenses in the Consolidated Statements of Operation. The useful lives of finite life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite life intangibles are not amortized and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite life intangible assets to their recoverable amounts. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use. If the carrying values of the indefinite life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Consolidated Statements of Operations. The recoverable amount of intangible assets is determined using various valuation models, which require management to make certain judgments and assumptions that could affect the estimates of the recoverable amount.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. It is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a CGU or a group of CGUs falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other groups of assets. We exercise significant judgment in determining our CGUs. The factors considered in determining our CGUs include product cash inflows, product distribution, target markets, and how management monitors and evaluates the operations.

The goodwill balances are allocated to either individual or groups of CGUs that are expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing a CGU's or a group of CGUs' carrying value to its recoverable amount, which is the higher of fair value less costs of disposal and value in use. Impairment losses are recognized immediately and cannot be reversed in future periods. Significant judgment is involved in estimating the model inputs used to determine the recoverable amount of our CGUs or group of CGUs, including those for discount rates, capital, the value of new business, expenses, cash flow projections, and market multiples, due to the uncertainty and the forward-looking nature of these inputs. The assumptions may differ from the actual experience, and estimates may change from period to period based on future events or revisions of assumptions. These key assumptions are discussed in Note 9.

Insurance Contracts

Classification

Insurance contracts are comprised of insurance contracts issued, which are insurance and reinsurance or retrocession contracts that are issued by us, and reinsurance contracts held.

Insurance contracts issued are contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. The presence of significant insurance risk in individual contracts is assessed by reviewing books of contracts with homogeneous risk features.

Reinsurance contracts held are insurance contracts under which we are the policyholder and have transferred insurance risk to the issuer of the contract, either the reinsurer or the retrocessionaire. In the normal course of business, we use reinsurance to limit our exposure to large losses. We have a retention policy that requires that such arrangements be placed with well-established, highly-rated reinsurers.

Certain investment contracts contain discretionary participation features ("DPF"), whereby the policyholder has the right to receive, in addition to guaranteed amounts, potentially significant benefits based on returns on a specified pool of assets. For entities like us that issue insurance contracts, investment contracts with DPF are measured and reported as insurance contracts.

Judgment is required to determine the classification of a contract as an insurance contract, investment contract or a service contract. Contracts are classified at initial recognition. Once a contract is classified as an insurance contract, it remains an insurance contract until all rights and obligations are extinguished or the contract is derecognized.

Combination and Separation of Contracts

Derivatives embedded in insurance contracts are treated as separate contracts and measured at fair value with changes in fair value recognized in income unless the embedded derivative itself meets the definition of an insurance contract or when the risks and characteristics

of the embedded derivative are closely related to those of the host contract. Embedded derivatives that are not separated are accounted for with the host insurance contract.

Investment components of insurance contracts are amounts we repay to a policyholder in all circumstances (e.g., cash surrender values). Investment components of insurance contracts are treated as separate investment contracts only if the investment component is not highly interrelated with the insurance component and a contract with equivalent terms could be sold separately in the same market. Investment components that are not separated are accounted for as non-distinct investment components of insurance contracts.

Service components of insurance contracts are treated as separate service contracts only if the service component is not highly interrelated with the insurance component and we provide no significant service in integrating the service component with the insurance component. Service components that are not separated are accounted for with insurance contracts.

Insurance components of insurance contracts are treated as separate contracts only if the insurance component constitutes a separate insurance contract (e.g., certain reinsurance treaties that transfer risk on different types of insurance contracts).

For insurance contracts where both parties to the contract have the practical ability to terminate the contract, the extension of the contract beyond the termination date is treated as a new and separate contract. This occurs for most group life and health insurance contracts every year, when we have the right to reprice the contract and the policyholder has the option to not renew the contract. In such instances, each renewal is considered a new and separate contract. This also applies for many reinsurance contracts held, where the reinsurer has the right to reprice new cessions and we have the right to cease ceding new contracts with a notice period. In such instances, the cessions within each notice period are considered a new and separate reinsurance contract held.

Measurement

Insurance contracts are measured in accordance with IFRS 17, using one of the following approaches:
- Variable fee approach ("VFA"): This approach applies to insurance contracts (excluding reinsurance contracts) with direct participation features, which are substantially investment-related service contracts where the policyholder is promised an investment return based on underlying items.
- Premium allocation approach ("PAA"): This is a simplified measurement approach and is applied to all insurance contracts that are eligible to use it, such as the majority of those in our group life and health businesses.
- General measurement approach ("GMA"): This approach applies to all insurance contracts not measured using the VFA or the PAA.

Reinsurance contracts held are measured in a manner consistent with the associated underlying insurance contracts and in accordance with the terms of each reinsurance contract held. Reinsurance contracts held cannot be measured using the VFA. The measurement of reinsurance contracts held includes a provision for the risk that the reinsurer will not honour its obligations under the contract.

The carrying value of insurance contracts comprises the liability for remaining coverage ("LRC") and the liability for incurred claims ("LIC"):
- The LRC is the measurement of our obligation to investigate and pay valid claims for insured events that have not yet occurred (i.e., the obligation that relates to the unexpired portion of the coverage period).
- The LIC is the measurement of our obligation to investigate and pay valid claims for insured events that have already occurred, including events that have occurred but for which claims have not been reported. For reinsurance contracts held, the LIC is an asset for incurred claims.

Significant judgment is required in measuring assets or liabilities for insurance contracts, including the assumptions that are used for their measurement. Application of different assumptions may result in different measurement of the insurance contracts. Actual experience may differ from assumptions, and estimates may change from period to period based on future events or revisions of assumptions. Key assumptions and considerations in selecting these assumptions are discussed in Note 10. The sensitivity of the measurement of insurance contracts to changes in risk variables are discussed in Note 7.

Level of Aggregation

The unit of account for the measurement of insurance contracts is a group. Each insurance contract is assigned to a group at initial recognition and remains in that group until the insurance contract is derecognized.

Groups are subdivisions of portfolios. Portfolios are insurance contracts subject to similar risks and managed together and a portfolio is the level at which expenses are attributed and the level at which insurance contracts issued and reinsurance contracts held are presented.

We have established portfolios in each reportable business segment, distinguished between:
- Insurance contracts issued and reinsurance contracts held;
- Group insurance contracts and individual insurance contracts;
- Participating insurance contracts and non-participating insurance contracts;
- Adjustable insurance contracts and non-adjustable insurance contracts;
- Traditional life insurance contracts and universal life insurance contracts; and
- Pass-through insurance contracts and discretionary crediting contracts.

Within each portfolio, separate groups are established by:
- Date of issue: To be in the same group, contracts must be issued within the same time period, and the period cannot be longer than one year; and
- Level of profitability: Insurance contracts are separated into groups of contracts that are onerous at initial recognition, contracts that do not have a significant possibility of becoming onerous subsequently, and other contracts. The level of profitability for an insurance contract is based on the CSM at initial recognition of the contract (as described below in Initial Measurement).

We do not establish additional groups beyond the minimum required except for:
- Some portfolios of reinsurance contracts held where grouping is established to line up with the grouping of the underlying insurance contracts issued; and
- Some individual life policies which are included in their own groups.

Initial Measurement

Groups of insurance contracts are recognized and measured as the total of the following measurement components:
- Fulfilment cash flows ("FCF"), which is comprised of:
    - The present value of future cash flows (including the provisions for financial risk),
    - The risk adjustment for non-financial risk ("RA"); and
- A CSM, representing the unearned profit that will be recognized in income as insurance contract services are provided.

These measurement components apply to groups of insurance contracts measured using the GMA and the VFA. Under the PAA, which is a simplified measurement approach, insurance contracts are measured based on unearned profits and do not include a CSM.

GMA or VFA

Using the GMA or VFA, a group of insurance contracts is measured as the total of the three measurement components, as described above.

Estimates of the present value of future cash flows are explicit and current, and consider all reasonable and supportable information available at the reporting date without undue cost or effort. The portion of the present value of future cash flows related to financial risk variables is consistent with observable market prices and, where necessary, considers a range of scenarios that provides a good representation of possible outcomes. The cash flows for each scenario are probability-weighted and discounted using current assumptions.

The risk adjustment for non-financial risk represents the compensation required for uncertainty related to non-financial risk (mortality, morbidity, surrender and expenses, etc.). The risk adjustment is reduced as the non-financial risks of our insurance contracts diminish over time ("release of risk adjustment").

The CSM at the initial recognition of an insurance contract issued is the amount that fully offsets the FCF at initial recognition, and represents unearned profits on new business that are deferred and amortized into income as insurance contract services are provided. For insurance contracts issued that are not profitable at initial recognition ("onerous insurance contracts"), a CSM is not established and losses are recognized in income immediately.

For reinsurance contracts held, there is no restriction on the CSM based on profitability at initial recognition, and any losses are deferred in the same manner as profits. In addition, the CSM for reinsurance contracts held can be adjusted to offset any gains or losses on the groups of underlying direct contracts that would have gone through CSM if the group of underlying direct contracts had a CSM balance.

For onerous insurance contracts, the loss recognized in the Consolidated Statements of Operations at initial recognition is added to the loss component of the group to which the contract is assigned. The loss component is a notional portion of the LRC that represents the amount of loss that can be reversed by future profit before a CSM is re-established for the group. For groups of reinsurance contracts held for which the CSM has been adjusted to offset gains and losses on groups of underlying direct contracts without a CSM, a loss recovery component is established.

PAA

The LRC is initially measured as the premium received in the period. For groups using the PAA, insurance acquisition cash flows are recognized in the Consolidated Statements of Operations when incurred, rather than including such expenses in the measurement of LRC.

Subsequent Measurement

The subsequent measurement of FCF uses the same approach as described above for initial measurement, but with current inputs for each subsequent reporting date.

For contracts measured using the PAA, the LRC subsequent to initial recognition is the amount of unearned revenue and the remaining loss component for any groups that are onerous. We do not adjust the LRC to reflect the time value of money and the effects of financial risk when we expect the time between providing coverage and the related premiums to be no more than one year. We do not adjust the LIC to reflect the time value of money and the effects of financial risk when we expect the claims to be fully paid within one year of the insured event occurring.

For contracts measured using the GMA or VFA, the measurement of CSM subsequent to initial recognition is described below.

For groups of insurance contracts issued using the GMA, the CSM at the end of a reporting period is measured as the CSM at the beginning of the reporting period, adjusted for:
- The effect of any new contracts added to the group;
- Interest accretion on the carrying amount of the CSM;
- The change in FCF relating to future service, except to the extent that increases exceed the carrying amount of the CSM (giving rise to a loss) or decreases are allocated to the loss component of the LRC (reversing a prior loss);
- The effect of any currency exchange differences on the CSM; and
- The amount recognized as Insurance revenue due to the performance of insurance contract services in the period ("CSM amortization").

For groups of insurance contracts issued using the VFA, the CSM at the end of a reporting period is measured as the CSM at the beginning of the reporting period, adjusted for:
- The effect of any new contracts added to the group;
- The change in the entity's share of the fair value of underlying items, except to the extent a decrease exceeds the carrying amount of the CSM (giving rise to a loss) or an increase reverses a prior loss, or that risk mitigation applies (see below);

- The change in FCF relating to future service, except to the extent that increases exceed the carrying amount of the CSM (giving rise to a loss) or decreases are allocated to the loss component of the LRC (reversing a prior loss), or that risk mitigation applies (see below);
- The effect of any currency exchange differences on the CSM; and
- CSM amortization.

The risk mitigation option is provided to avoid accounting mismatches that would otherwise occur when the financial risk of a group of insurance contracts is mitigated outside the underlying items of the group. For insurance contracts issued using the VFA, changes related to financial risk adjust the CSM, but offsetting changes from risk mitigation (e.g., derivatives) may go through income. The risk mitigation option allows for a change that would otherwise adjust CSM to be recognized in income instead, to avoid such a mismatch. We apply the risk mitigation option where applicable to reduce accounting mismatches. The effect on CSM of applying the risk mitigation option is disclosed in more detail in Note 5.C.

For groups of reinsurance contracts held, the CSM at the end of a reporting period is measured as the CSM at the start of the reporting period, adjusted for:
- The effect of any new contracts added to the group;
- Interest accretion on the carrying amount of the CSM;
- Income recognized in the reporting period as a result of gains or losses recognized to offset gains or losses on groups of underlying direct contracts with no CSM;
- Reversals of a loss-recovery component to the extent those reversals are not changes in the FCF of the group of reinsurance contracts held;
- The change in FCF relating to future service, unless the change offsets a gain or loss on groups of underlying direct contracts with no CSM or the change is related to groups of onerous insurance contracts using the PAA;
- The effect of any currency exchange differences on the CSM; and
- The amount recognized in income due to services received in the period.

We have not changed the accounting estimates made in previous interim financial statements in the preparation of these Consolidated Financial Statements. In particular, the CSM at the end of each reporting period is the CSM at the beginning of the reporting period adjusted as described above, rather than the CSM at the beginning of the calendar year adjusted as described above.

Transition to IFRS 17

At the transition date to IFRS 17, January 1, 2022, we applied the fair value approach for all groups of insurance contracts existing at that date that are measured using the GMA or VFA because applying the full retrospective approach was impracticable. Under this approach, the CSM at transition for a group of insurance contracts is its fair value minus the FCF measured according to the policies described in this Note. The fair value of a group of insurance contracts is the amount that a market participant would require to take over the obligations of the group of insurance contracts. Each portfolio of issued insurance contracts had one group at transition. Reinsurance contracts held were grouped according to the underlying direct contracts. The discount curve established at transition is the locked-in curve for the group. The fair value of reinsurance contracts held at transition was the difference between the fair value of underlying insurance contracts without reinsurance and with reinsurance. The determination of fair value required us to apply significant judgment in the methodology used and in our estimates and assumptions.

Derecognition and Modification

An insurance contract is derecognized when the obligations in the contract expire, are discharged or cancelled, or when it is modified and the modification is substantial, such as when the modification results in a change in the measurement approach. When a contract modification results in derecognition, the original contract is derecognized and the modified contract is recognized as a new contract. Modifications that do not result in derecognition are treated as changes in FCF.

Presentation on the Consolidated Financial Statements

The carrying value of portfolios of insurance contracts issued and reinsurance contracts held that are in an asset position are presented as Insurance contract assets and Reinsurance contract held assets in the Consolidated Statements of Financial Position, while the carrying value of portfolios of insurance contracts issued and reinsurance contracts held that are liabilities are presented as Insurance Contract liabilities excluding those for account of segregated fund holders and Reinsurance contract held liabilities. Assets for insurance acquisition cash flows incurred before initial recognition of the contracts to which they are attributable are included in the carrying value of the portfolio associated with those contracts.

Amounts related to insurance contracts that impact income are included in the Net insurance service result of the Consolidated Statements of Operations and the Insurance finance income (expenses) line in the Net investment result section. Results in those sections are presented separately for insurance contracts issued and reinsurance contracts held. We have chosen to disaggregate changes in the RA between the Insurance revenue line in Net insurance service result, and the Insurance finance income (expenses) line in Net investment result.

Net insurance service result

Insurance revenue is recognized as insurance contract services are provided for groups of insurance contracts. For insurance contracts issued that are measured using the GMA or the VFA, Insurance revenue includes the following services for which consideration in the form of premiums, net of premium taxes, is expected to be received:
- Expected claims and other expenses directly attributable to fulfilling insurance contracts, measured at the amounts expected at the beginning of the period, and excluding investment components and amounts allocated to the loss component;
- Release of the RA for the period, excluding amounts allocated to the loss component and amounts related to changes in the time value of money, which are recognized in Insurance finance income (expenses);
- CSM amortization to reflect services provided in the period, measured using the coverage units for the reporting period as a proportion of total coverage units (additional detail on coverage units is provided in Note 10);
- Amortization of insurance acquisition cash flows;
- Premium experience adjustments that relate to current or past service; and
- Expected amounts related to income taxes specifically chargeable to the policyholder.

Amortization of insurance acquisition cash flows in Insurance revenue is an allocation of the portion of the premiums that relates to the recovery of insurance acquisition cash flows, determined in a systematic way based on the passage of time. An equal and offsetting amount is included in Insurance service expenses.

For insurance contracts issued measured using the PAA, expected premium receipts (net of premium taxes and excluding investment components) are recognized as revenue, generally based on the passage of time.

Insurance service expenses include:
- Claims incurred in the period (excluding investment components and amounts allocated to the loss component);
- Expenses incurred that are directly attributable to fulfilling the insurance contracts;
- Losses on onerous contracts and reversals of those losses;
- Changes related to past service (e.g., changes in the LIC in periods subsequent to the claim being incurred);
- Amortization of insurance acquisition cash flows;
- Insurance acquisition cash flows expensed as incurred related to PAA contracts; and
- Impairment and reversals of impairment of assets for insurance acquisition cash flows.

For reinsurance contracts held, we have elected to present income and expenses arising from these contracts as a single amount in the Reinsurance contract held net income (expense) line on the Consolidated Statements of Operations. This amount includes an allocation of reinsurance premiums, amounts recovered from reinsurers, and changes in the risk of non-performance by the reinsurer. Allocations of reinsurance premiums are recognized as services are received for the reinsurance contract held.

For reinsurance contracts held measured using the GMA, the services received for which consideration is paid include:
- Expected recoveries and expenses, excluding amounts that are paid regardless of claims;
- Release of the RA for the period;
- CSM recognized for services received; and
- Premium experience adjustments that relate to current or past service.

For reinsurance contracts held measured using the PAA, expected premium payments (net of premium taxes and excluding amounts that are paid regardless of claims) are recognized as an allocation of reinsurance premiums based on the passage of time. Amounts recovered from reinsurers includes incurred claims (excluding amounts that are paid regardless of claims) and expenses, loss recoveries and reversals of loss recoveries, and changes related to past service (e.g., changes in the asset for incurred claims in periods subsequent to the claim being incurred).

Insurance finance income (expenses)

Changes in the carrying value of insurance contracts issued not measured using the VFA and reinsurance contracts held that are due to changes in the time value of money and in financial risk are recognized in the Insurance finance income (expenses) line on the Consolidated Statements of Operations. For insurance contracts issued measured using the VFA, Insurance finance income (expenses) includes changes in the fair value of underlying items and changes not recognized in the CSM when the risk mitigation option is applied. We have elected to recognize all insurance finance income (expenses) in the Consolidated Statements of Operations and not in OCI. Insurance finance income (expense) for insurance contracts for account of segregated fund holders is discussed in the Segregated Funds section of this Note.

Segregated Funds

Segregated funds are products where the benefit amount is directly linked to the fair value of the investments held in the particular segregated fund. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholders bear the risks and rewards of the fund's investment performance. In addition, certain segregated funds contracts include guarantees from us. Segregated fund contracts are classified as insurance contracts or investment contracts following the classification criteria described in the Insurance Contracts section of this Note and Note 10.

Investments for Account of Segregated Fund Holders

Investments for account of segregated fund holders are recorded separately from the Total general fund assets in our Consolidated Statements of Financial Position and are carried at fair value. Fair values are determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by us. Investments for account of segregated fund holders includes investments for contracts that are classified as insurance contracts and investments for contracts that are classified as investment contracts. Unrealized gains and losses and other investment income from investments for account of segregated fund holders classified as insurance contracts is reported as Net investment income (loss) within the Net investment result for insurance contracts for account of segregated fund holders in the Consolidated Statements of Operations. Such investment income (loss) will be offset by the corresponding increase or decrease in the insurance contract liabilities for account of segregated fund holders. Changes in the fair value of the investments for account of segregated fund holders classified as investment contracts are recorded in net realized and unrealized gains (losses) within the segregated fund and are not recorded in our Consolidated Statements of Operations.

Insurance Contract Liabilities for Account of Segregated Fund Holders

Segregated fund products classified as insurance contracts are contracts with direct participation features and are therefore measured using the VFA described in the Insurance contracts section of this Note. Insurance contract liabilities for these contracts are presented as two separate lines on the Consolidated Statements of Financial Position: Insurance contract liabilities excluding those for account of segregated fund holders, and Insurance contract liabilities for account of segregated fund holders. The Insurance contract liabilities for account of segregated fund holders represents the obligation to pay the policyholder an amount equal to the fair value of the underlying items. Changes in this obligation due to changes in fair value of the underlying items are recognized as Insurance finance income or expenses in the Net investment result for insurance contracts for account of segregated fund holders in the Consolidated Statements of Operations. Such insurance finance income or expenses will be offset by the corresponding increase or decrease in Investments for account of segregated fund holders. Deposits into and payments from the segregated funds are investment components and thus excluded from insurance revenue and insurance service expenses. The Insurance contract liabilities excluding those for account of segregated fund holders on the Consolidated

Statements of Financial Position includes the remaining insurance contract liabilities for these contracts, which comprises the provision for guarantees, future expenses (less future fees), the RA and the CSM. Revenue and expenses related to these items are included in the Insurance service result on the Consolidated Statements of Operations.

Investment Contract Liabilities for Account of Segregated Fund Holders

Investment contract liabilities for account of segregated fund holders are recorded separately from the Total general fund liabilities in our Consolidated Statements of Financial Position. The liabilities reported as Investment contracts for account of segregated fund holders are measured at the aggregate of the policyholder account balances. We derive fee income from segregated funds classified as investment contracts, which is included in Fee income in our Consolidated Statements of Operations. Deposits to segregated funds and payments made from segregated funds are reflected as increases or decreases in Investment contract liabilities for account of segregated fund holders and Investments for account of segregated fund holders and are not reported as revenues or expenses in our Consolidated Statements of Operations.

Financial Liabilities

Classification and initial measurement

Our financial liabilities are classified and measured at amortized cost, except for financial guarantees, derivative liabilities, and liabilities related to CLOs. Financial guarantees, derivative liabilities, and liabilities related to CLOs are classified as FVTPL. For further details on the liabilities related to CLOs, refer to Note 5.A.i. We may also designate certain investment contracts liabilities and third-party interests in consolidated funds at FVTPL on initial recognition, and once designated, the designation is irrevocable. Financial liabilities are designated at FVTPL if doing so either eliminates or significantly reduces accounting mismatch with the supporting assets or that the liabilities and supporting assets are managed together and their performance is evaluated on a fair value basis. Liabilities related to CLOs are designated at FVTPL on initial recognition as doing so either eliminates or significantly reduces an accounting mismatch with the supporting assets. The FVTPL designation is available only for those financial liabilities for which a reliable estimate of fair value can be obtained. All other investment contracts are measured at amortized cost using the effective interest rate method.

Subsequent measurement

Financial liabilities classified or designated at FVTPL are measured at fair value. Any interest expenses, foreign exchange gains (losses), and fair value changes that are not due to changes in own credit risk are recognized in Net investment income (loss) in the Consolidated Statements of Operations, unless they arise from derivatives designated as hedging instruments in net investment hedges. For financial liabilities designated at FVTPL, fair value changes attributable to changes in our own credit risk are recorded in OCI, and are not reclassified subsequently to Net investment income (loss) in the Consolidated Statements of Operations.

Financial liabilities at amortized cost are measured at fair value less transaction costs at initial recognition, and subsequently at amortized cost using the effective interest rate method. Interest expense and foreign exchange gains (losses) are recorded in Net investment income (loss) in the Consolidated Statements of Operations.

Derecognition

We generally derecognize a financial liability when the contractual obligations expire or are discharged or cancelled. We also derecognize a financial liability when the terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any new non-cash assets transferred or liabilities assumed) is recognized in the Consolidated Statements of Operations.

Investment Contract Liabilities

Contracts issued by us that do not transfer significant insurance risk, but do transfer financial risk from the policyholder to us, are financial liabilities and are accounted for as investment contracts, unless they have DPF, in which case they are accounted for as insurance contracts (See Insurance Contracts). Distinct service components of investment contracts are treated as service contracts (See Service Contracts and Fee Income).

Investment contract liabilities without DPF are initially recognized at fair value, less transaction costs directly attributable to the issue of the contract, and are subsequently held at amortized cost using the effective interest rate method. Amortization is recorded as a Decrease (increase) in investment contract liabilities in our Consolidated Statements of Operations. Deposits collected from and payments made to contract holders are recorded as changes in our Investment contract liabilities balance in the Consolidated Statements of Financial Position. Investment contract liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired. Investment contract liabilities without DPF include term certain payout annuities in Canada, accumulation annuities and guaranteed investment contracts in Canada, unit-linked products issued in Hong Kong, and non-unit linked pensions contracts issued in Hong Kong.

As discussed in the Segregated Funds section of this Note, investment contracts under which the policyholder bears the risks associated with the underlying investments are classified as Investment contracts for account of segregated fund holders in the Consolidated Statements of Financial Position.

Obligations for Securities Borrowing

The obligation for securities borrowing represents our commitment to deliver securities under the short sale program. Under the program, we short sell the securities that we borrowed from a third party. The obligation to return the securities is not recognized in the Consolidated Statements of Financial Position until they are sold, and the risks and rewards of ownership have been transferred. Upon recognition, they are measured at fair value. The securities borrowings are returnable to the lender upon demand or at our discretion.

Other Liabilities

Other liabilities, which are measured at amortized cost, include accounts payable, credit facilities, repurchase agreements, accrued expenses and taxes, senior financing, provisions, lessee's lease liabilities and a deferred payment liability. Liabilities for provisions, other than those

reported with insurance contract liabilities and investment contract liabilities, are recognized for present legal or constructive obligations as a result of a past event if it is probable that they will result in an outflow of economic resources and the amount can be reliably estimated. The amounts recognized for these provisions are the best estimates of the expenditures required to settle the present obligations or to transfer them to a third party at the reporting date, considering all the inherent risks and uncertainties, as well as the time value of money. These provisions are reviewed as relevant facts and circumstances change.

Lease liabilities are measured as described in the Leases Section of this Note.
Other financial liabilities are measured at amortized cost, with the exception of CLOs which are measured at FVTPL. For put option liabilities, upon initial recognition, the present value is calculated using our incremental borrowing rate and subsequent revisions to the expected timing or amount of cash flows payable as well as interest expense will be recognized in the Consolidated Statements of Operations.

Senior Debentures and Subordinated Debt

Senior debentures and subordinated debt liabilities are recorded at amortized cost using the effective interest rate method. Transaction costs are recorded as part of the liability and are recognized in income using the effective interest rate method. These liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired.

Service Contracts and Fee Income

Contracts issued by us that do not transfer significant insurance risk and do not transfer financial risk from the customer to us, including contracts for investment management service, are classified as service contracts. Distinct service components of insurance and investment contracts are also accounted for as service contracts.

Fees earned from these contracts are recognized and included in Fee income in our Consolidated Statements of Operations. Fee income from service contracts represents fees associated with contracts with customers and includes distribution fees, fund management and other asset-based fees, and administrative services and other fees. Distribution fees includes fees earned from the distribution of investment products and other intermediary activities. Fund management and other asset-based fees includes fees earned from investment management services. Administrative services and other fees includes fees earned from contract administration and other management services. Fee income from service contracts is typically recognized as revenue when services are rendered at either a point in time or over time. The majority of fee income from service contracts is comprised of variable consideration that is based on a percentage of assets under management or another variable metric and is recognized as revenue when it is highly probable that a significant reversal in the amount of the revenue recognized will not occur.

Deferred acquisition costs arising from service contracts or investment contracts are amortized over the expected life of the contracts based on the future expected fees. Where the cost of meeting the obligations of the contract exceeds the economic benefits expected to be received under it, a provision is recognized in Other liabilities in our Consolidated Statements of Financial Position.

Income Taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Current and deferred income tax relating to items recognized in the current or previous period in OCI or directly in equity is accordingly recognized in OCI or equity and not in our Consolidated Statements of Operations. Interest and penalties payable to taxation authorities are recorded in Interest expense and Operating expenses, respectively, in our Consolidated Statements of Operations.

Deferred income tax assets and liabilities are calculated based on income tax rates and laws that are expected to apply when the liability is settled or the asset is realized, which are normally those enacted or considered substantively enacted at the reporting date. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses to the extent that future taxable profit is expected to be available against which these assets can be utilized. At each reporting period, we assess all available evidence, both positive and negative, to determine the amount of deferred income tax assets to be recognized. The recognition of deferred income tax assets requires estimates and significant judgment about future events, such as projections of future taxable profits, based on the information available at the reporting date.

The determination of the required provision for current and deferred income taxes requires that we interpret tax legislation in the jurisdictions in which we operate. For each reporting period, our income tax provision reflects our best estimate, based on the information available at the reporting date, of tax positions that are under audit or appeal by relevant tax authorities. To the extent that our estimate of tax positions or the timing of realization of deferred income tax assets or liabilities are not as expected, the provision for income taxes may increase or decrease in the future to reflect the actual experience.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, except where we control the timing of the reversal of the temporary difference and it is apparent that the temporary difference will not reverse in the foreseeable future. No deferred income tax asset or liability is recognized in relation to temporary differences that arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, did not affect either the accounting profit or taxable profit or loss. Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities, the deferred income taxes relate to the same taxable entity and the same taxation authority and we intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Pension Plans and Other Post-Retirement Benefits

For defined benefit plans, the present value of the defined benefit obligation is calculated by independent actuaries using the projected unit credit method, and actuarial assumptions that represent best estimates of future variables that will affect the ultimate cost of these obligations. The discount rate used for our significant defined benefit plans is determined with reference to market yields of high-quality corporate bonds that are denominated in the same currency in which the benefits will be paid, and that have terms to maturity approximating the terms of obligations. Plan assets are measured at fair value and are held in separate trustee administered funds or as qualifying insurance

contracts. The difference between the fair value of the plan assets and the present value of the defined benefit obligation is recognized on the Consolidated Statements of Financial Position as an asset or liability in Other assets or Other liabilities, respectively.

Costs charged to our Consolidated Statements of Operations include current service cost, any past service costs, any gains or losses from curtailments or settlements, and interest on the net defined benefit liability (asset). Remeasurement of the net defined benefit liability (asset), which includes the impact of changes to the actuarial assumptions underlying the liability calculations, liability experience gains or losses, the difference between the return on plan assets and the amount included in the interest on the net defined benefit liability (asset), is reflected immediately in OCI. The calculation of the defined benefit expenses and obligations requires judgment as the recognition is dependent on various actuarial assumptions such as discount rates, health care cost trend rates and projected compensation increases. These key assumptions are discussed in Note 24.

Dividends

Dividends payable to holders of shares of SLF Inc. are recognized in the period in which they are authorized or approved. Dividends that have been reinvested in additional common shares under the Dividend Reinvestment and Share Purchase Plan ("DRIP") are also reflected as dividends within retained earnings. Where SLF Inc. has issued common shares from treasury under the DRIP, the additional shares have been reflected in common shares.

Share-Based Payments

Stock options of SLF Inc. granted to employees are accounted for as equity-settled share-based payment transactions. The total compensation expense for stock options is computed based on the fair value of the stock option at the date of grant and the estimated number of options expected to vest at the end of the vesting period. The expense is recognized over the vesting period as compensation expense in Operating expenses in our Consolidated Statements of Operations, with an offset to contributed surplus in our Consolidated Statements of Changes in Equity. When options are exercised, new common shares are issued, contributed surplus is reversed and the common shares issued are credited to common shares in our Consolidated Statements of Changes in Equity.

Other share-based payment plans based on the value of SLF Inc.'s common shares are accounted for as cash-settled share-based payment transactions. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are recomputed at the end of each reporting period and are measured at the fair value of the award at that reporting date. The liabilities are accrued and expensed on a straight-line basis over the vesting periods. The liabilities are settled in cash at the end of the vesting period.

Share-based payment awards within MFS Investment Management ("MFS"), which are based on their own shares, are accounted for as cash-settled share-based payment awards. The vested and unvested awards, as well as the shares that have been issued under these plans, are recognized as liabilities because MFS has a practice of purchasing the issued shares from employees after a specified holding period. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are accrued over the vesting period and are measured at fair value at each reporting period with the change in fair value recognized as compensation expense in Operating expenses in our Consolidated Statements of Operations. The liabilities are settled in cash when the shares are purchased from the employees.

Basic and Diluted Earnings Per Share ("EPS")

Basic EPS is calculated by dividing the common shareholders' net income by the weighted average number of common shares issued and outstanding.

Diluted EPS adjusts common shareholders' net income and the weighted average number of common shares for the effects of all dilutive potential common shares under the assumption that convertible instruments are converted and that outstanding options are exercised. Diluted EPS is calculated by dividing the adjusted common shareholders' net income by the adjusted weighted average number of common shares outstanding. For convertible instruments, common shareholders' net income is increased by the after-tax expense on the convertible instrument while the weighted average common shares are increased by the number of common shares that would be issued at conversion. For stock options, it is assumed that the proceeds from the exercise of options whose exercise price is less than the average market price of common shares during the period are used to repurchase common shares at the average market price for the period. The difference between the number of common shares issued for the exercise of the dilutive options and the number of common shares that would have been repurchased at the average market price of the common shares during the period is adjusted to the weighted average number of common shares outstanding.

Updates Related to Interest Rate Benchmark Reform

Interest Rate Benchmarks have been reformed and replaced with alternative reference rates ("ARR") such as the Secured Overnight Financing Rate ("SOFR") in the case of the U.S. dollar London Inter-Bank Offered Rate ("LIBOR"), and the Canadian Overnight Repo Rate Average ("CORRA") in the case of the Canadian Dollar Offered Rate ("CDOR").

All LIBOR settings were either discontinued or declared non-representative on or before June 30, 2023. The publication of all three tenors of CDOR ceased after June 28, 2024, and the Bankers' Acceptance lending model was discontinued. As at December 31, 2024, and consistent with our transition plan, our exposure to non-derivative financial assets, non-derivative financial liabilities and derivative notional referencing CDOR to ARR is no longer material to our financial statements (December 31, 2023 — $589, $4,896 and $9,159, respectively).

2. Changes in Accounting Policies

2.A New and Amended International Financial Reporting Standards Adopted in 2024

In September 2022, the IASB issued amendments to IFRS 16 *Leases* to add subsequent measurement requirements for sale and leaseback transactions that satisfy the requirements in IFRS 15 *Revenue from Contracts with Customers* to be accounted for as a sale. The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The adoption of this amendment, effective January 1, 2024, did not have a material impact on our Consolidated Financial Statements.

2.B New and Amended International Financial Reporting Standards to be Adopted in 2025 or Later

In April 2024, the IASB issued IFRS 18 *Presentation and Disclosure in Financial Statements* ("IFRS 18") which replaces IAS 1 *Presentation of Financial Statements*. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, disclosure of management-defined performance measures, and principles for aggregation and disaggregation of financial information in the financial statements and the notes. IFRS 18 will be effective for annual reporting periods beginning on or after January 1, 2027. IFRS 18 is to be applied retrospectively. We are currently assessing the impact that IFRS 18 will have on our Consolidated Financial Statements.

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 *Financial Instruments: Disclosures*. The amendments clarify the derecognition of a financial liability settled through electronic transfer and introduces an accounting policy option to derecognize a financial liability settled through electronic transfer before the settlement date, if specific criteria are met. The amendments additionally clarify the classification of financial assets with environmental, social and corporate governance and similar features and also required additional disclosures for certain financial instruments. The amendments will be effective for annual reporting periods beginning on or after January 1, 2026. The amendments are to be applied retrospectively. We are currently assessing the impact of these amendments on our Consolidated Financial Statements.

3. Acquisitions and Other

Dialogue Health Technologies

On October 3, 2023, we completed the acquisition of an additional 72% interest in Dialogue Health Technologies ("Dialogue"), as well as the ability to acquire the remaining interest in the future. Total consideration paid was cash of $272. With the existing 23% ownership, our total ownership interest increased to 95%. Dialogue is a Canadian-based health and wellness virtual care platform and will form a part of our Canada business segment.

The fair values of the identifiable assets and liabilities acquired were:

	As at October 3, 2023[1]
Intangible assets	$ 193
Net assets	32
Liabilities[2]	(36)
Total identifiable net assets at fair value	189
Goodwill arising on acquisition[3]	161
Existing ownership interest	(78)
Total consideration	$ 272

[1] The fair values of the identifiable assets and liabilities were subject to refinement and have been adjusted.
[2] Liabilities comprise of deferred tax liability and other liability representing minority interest.
[3] Goodwill primarily reflects expected synergies and economies of scale with our existing business within Sun Life Health in Canada. Goodwill is not tax deductible.

Dialogue's management shareholders have the option to require us to purchase their shares ("other liability") commencing in 2029. We have a call option to acquire these remaining outstanding shares commencing in 2029. The fair value of the other liability was recognized in Other liabilities. Any changes to the carrying value of the other liability after the acquisition date will be recognized in the Consolidated Statement of Operations.

SLF of Canada UK Limited Disposition

On August 4, 2022, we entered into an agreement to sell SLF of Canada UK Limited ("Sun Life UK"). Effective April 3, 2023, we completed the sale of Sun Life UK to Phoenix Group Holdings plc. Sun Life UK manages life and pension policies as well as payout annuities blocks for UK Clients. Sun Life UK was closed to new sales and had operated as a run-off business since 2001. We retained our economic interest in the payout annuities business after the sale through a reinsurance treaty that is reported within our U.S. segment.

During the second quarter of 2023, a gain of $12 on the sale of the business was recognized in Total net income on the Consolidated Statements of Operations. The disposal is included within our Corporate business segment.

The details of the disposition are summarized as follows:

	As at April 3, 2023
Cash consideration	$ 418
Less: Net assets	(359)
Less: Foreign currency translation, transaction costs, and other adjustments	(47)
Total gain recognized in Total net income in 2023	$ 12

Advisors Asset Management Inc.

On February 1, 2023, we completed the acquisition of a 51% interest, on a fully diluted basis, in Advisors Asset Management Inc. ("AAM"), as well as the ability to acquire the remaining interest in the future. AAM is a leading independent U.S. retail distribution firm, and forms part of our Asset Management business segment. AAM will become the U.S. retail distribution arm of SLC Management. Consideration included $250 (US$188) in cash.

The fair values of the identifiable assets and liabilities acquired were:

	As at February 1, 2023[1]
Intangible assets	$ 385
Net assets	44
Deferred tax liability	(100)
Total identifiable net assets at fair value	329
Goodwill arising on acquisition[2]	134
Non-controlling interests[3]	(213)
Total consideration	$ 250

[1] The fair values of the identifiable assets and liabilities were subject to refinement and have been adjusted.
[2] Goodwill primarily reflects non-contractual customer relationships, including synergies from the combination of AAM with our existing investment management relationships within our Asset Management segment. Goodwill is not tax deductible.
[3] We have elected to measure NCI at fair value for this acquisition. The fair value was determined by calculating the proportionate share of the present value of future cash flows relating to NCI. Significant assumptions inherent in the valuation of NCI include the estimated after-tax cash flows expected to be received and an assessment of the appropriate discount rate.

AAM minority shareholders also have the option to require us to purchase their shares ("put option") in 2028. We have a call option to acquire the remaining outstanding shares held by these minority shareholders commencing in 2028. The fair value of the put option liability was recognized in Other financial liabilities and any excess over the carrying amounts arising from transactions relating to non-controlling shareholders was recorded as a reduction to Retained earnings. Any changes to the carrying value of the financial liability after the acquisition date will be recognized in the Consolidated Statements of Operations.

As at February 1, 2023	Share purchase	Put option adjustments	Total
Cash consideration	$ (250)	$ —	$ (250)
Intangible assets	384	—	384
Goodwill arising on acquisition	135	—	135
Net assets	44	—	44
Total assets	$ 313	$ —	$ 313
Deferred tax liability	$ (100)	$ —	$ (100)
Other financial liabilities — put option	—	(369)	(369)
Total liabilities	$ (100)	$ (369)	$ (469)
Non-controlling interests	$ (213)	$ 213	$ —
Retained earnings	—	156	156
Total equity	$ (213)	$ 369	$ 156

Other

On March 21, 2024, we sold a portion of our investment in Aditya Birla Sun Life AMC Limited. As a result of the disposition, our ownership interest was reduced by 6.3% and we generated gross proceeds of $136, which included a realized gain of approximately $98 (pre-tax). Subsequently on May 31, 2024, we completed the partial disposition through the sale of an additional 0.2% of ownership interest. After the disposition, we retained ownership of the listed entity of 30%.

On January 20, 2023, we announced our entry into a 15-year exclusive bancassurance partnership with Dah Sing Bank, Limited. This is our first exclusive bancassurance partnership in Hong Kong and will be a valuable complement to our existing network of insurance advisors. Effective July 1, 2023, we commenced the partnership. We will pay an amount of approximately $260 for this exclusive arrangement, with ongoing variable payments to Dah Sing Bank, Limited based on the success of the partnership.

Effective February 1, 2023, we completed the sale of our sponsored markets business to Canadian Premier Life Insurance Company (re-branded to Securian Canada). Our sponsored markets business includes a variety of association & affinity, and group creditor clients. We disposed of assets of approximately $638 and liabilities of approximately $638. Total consideration received consisted of cash consideration of $98 and contingent consideration of $25. During the first quarter of 2023, we recorded a pre-tax gain on the sale of the business of $102 in Other income on the Consolidated Statements of Operations. The gain on the sale of the business net of goodwill disposed, transaction costs and taxes is $65.

4. Segmented Information

We have five reportable business segments: Canada, U.S., Asset Management, Asia, and Corporate. These business segments operate in the financial services industry and reflect our management structure and internal financial reporting. Asset Management includes the results of our MFS and SLC Management business units. Corporate includes the results of our UK business unit and our Corporate Support operations, which include run-off reinsurance operations, as well as investment income, expenses, capital, and other items not allocated to our other business groups. In the second quarter of 2023, we completed the sale of our UK business unit and have retained our economic interest in the annuity business via a reinsurance arrangement that is reported under the U.S. reportable segment. Effective the third quarter of 2023, the run-off reinsurance operations are reported under the U.S. reportable segment.

Revenues from our business segments are derived primarily from life and health insurance, investment management and annuities, and mutual funds. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital.

The expenses in each business segment may include costs or services directly incurred or provided on their behalf at the enterprise level. For other costs not directly attributable to one of our business segments, we use a management reporting framework that uses assumptions, judgments, and methodologies for allocating overhead costs and indirect expenses to our business segments.

Intersegment transactions consist primarily of internal financing agreements which are measured at fair values prevailing when the arrangements are negotiated. Intersegment investment income consists primarily of interest paid by U.S. to Corporate. Intersegment fee income is primarily asset management fees paid by our business segments to Asset Management. SLC Management collects fee income and incurs the operational expenses associated with the management of the general fund assets. Intersegment transactions are eliminated in the Consolidation adjustments column in the following tables.

Management considers its external Clients to be individuals and corporations. We are not reliant on any individual Client as none is individually significant to our operations.

For the years ended	Canada	U.S.	Asset Management	Asia	Corporate	Consolidation adjustments	Total
December 31, 2024							
Insurance revenue:							
Annuities	$ 2,063	$ 307	$ —	$ 25	$ —	$ —	$ 2,395
Life insurance	2,324	2,008	—	1,279	9	—	5,620
Health insurance	4,391	9,981	—	250	—	—	14,622
Total Insurance revenue	8,778	12,296	—	1,554	9	—	22,637
Net investment income (loss)	5,039	316	281	1,648	233	(102)	7,415
Fee income	1,771	489	6,391	329	162	(561)	8,581
Segment revenue[1]	15,588	13,101	6,672	3,531	404	(663)	38,633
Expenses:							
Insurance service expenses	7,309	11,345	—	974	3	—	19,631
Reinsurance contract held net (income) expenses	4	(145)	—	56	—	—	(85)
Insurance finance (income) expenses from insurance contracts issued	3,843	63	—	1,233	—	—	5,139
Reinsurance finance (income) expenses	81	(121)	—	(11)	—	—	(51)
(Decrease) increase in investment contract liabilities	390	—	—	3	—	—	393
Other income[2]	—	—	(163)	—	—	—	(163)
Interest expenses	262	116	172	105	123	(114)	664
Operating expenses and commissions	1,989	1,127	4,596	701	902	(549)	8,766
Total expenses[1]	13,878	12,385	4,605	3,061	1,028	(663)	34,294
Income (loss) before income taxes	1,710	716	2,067	470	(624)	—	4,339
Less: Income tax expense (benefit)	395	133	411	124	(23)	—	1,040
Total net income (loss)	1,315	583	1,656	346	(601)	—	3,299
Less:							
Net income (loss) allocated to the participating account	98	27	—	(83)	—	—	42
Net income (loss) attributable to non-controlling interests	—	—	128	—	—	—	128
Shareholders' net income (loss)	$ 1,217	$ 556	$ 1,528	$ 429	$ (601)	$ —	$ 3,129
December 31, 2023							
Insurance revenue:							
Annuities	$ 1,916	$ 222	$ —	$ 22	$ 98	$ —	$ 2,258
Life insurance	2,165	1,999	—	1,210	(18)	—	5,356
Health insurance	4,084	9,500	—	153	5	—	13,742
Total Insurance revenue	8,165	11,721	—	1,385	85	—	21,356
Net investment income (loss)	7,514	1,321	187	2,347	312	(95)	11,586
Fee income	1,483	458	5,953	300	141	(503)	7,832
Segment revenue[1]	17,162	13,500	6,140	4,032	538	(598)	40,774
Expenses:							
Insurance service expenses	6,855	10,522	—	972	101	—	18,450
Reinsurance contract held net (income) expenses	164	(100)	—	7	(2)	—	69
Insurance finance (income) expenses from insurance contracts issued	6,415	1,250	—	1,897	113	—	9,675
Reinsurance finance (income) expenses	2	(57)	—	(4)	—	—	(59)
(Decrease) increase in investment contract liabilities	326	—	—	5	—	—	331
Other income	(102)	—	—	—	(67)	—	(169)
Interest expenses	160	107	158	74	149	(96)	552
Operating expenses and commissions	1,751	1,031	4,480	489	746	(502)	7,995
Total expenses[1]	15,571	12,753	4,638	3,440	1,040	(598)	36,844
Income (loss) before income taxes	1,591	747	1,502	592	(502)	—	3,930
Less: Income tax expense (benefit)	275	148	309	(10)	(261)	—	461
Total net income (loss)	1,316	599	1,193	602	(241)	—	3,469
Less:							
Net income (loss) allocated to the participating account	64	23	—	91	—	—	178
Net income (loss) attributable to non-controlling interests	—	—	126	—	—	—	126
Shareholders' net income (loss)	$ 1,252	$ 576	$ 1,067	$ 511	$ (241)	$ —	$ 3,165

[1] Segment revenue and Total expenses exclude Investment result for insurance contracts for account of segregated fund holders.
[2] Relates to the early termination of a distribution agreement. We recognized income of $163 (pre-tax) and $46 (net of taxes, NCI impact and others).

Assets and liabilities by segment are as follows:

	Canada	U.S.	Asset Management	Asia	Corporate	Consolidation adjustments	Total
As at December 31, 2024							
Total general fund assets	**$ 120,987**	**$ 37,006**	**$ 11,066**	**$ 43,158**	**$ 10,044**	**$ (326)**	**$ 221,935**
Investments for account of segregated fund holders	**$ 140,900**	**$ 429**	**$ —**	**$ 7,457**	**$ —**	**$ —**	**$ 148,786**
Total general fund liabilities	**$ 114,300**	**$ 30,495**	**$ 7,858**	**$ 37,780**	**$ 5,699**	**$ (326)**	**$ 195,806**
As at December 31, 2023							
Total general fund assets	$ 114,838	$ 34,820	$ 9,979	$ 37,405	$ 8,804	$ (1,057)	$ 204,789
Investments for account of segregated fund holders	$ 120,963	$ 414	$ —	$ 7,075	$ —	$ —	$ 128,452
Total general fund liabilities	$ 107,629	$ 28,860	$ 7,434	$ 31,866	$ 5,857	$ (1,057)	$ 180,589

The revenue and assets of our business segments differ from geographic segments primarily due to the geographic segmenting of our Asset Management and Corporate segments.

The following table shows revenue by country for Asset Management and Corporate:

	Asset Management		Corporate	
For the years ended December 31,	**2024**	2023	**2024**	2023
Revenue:				
United States	**$ 5,995**	$ 5,438	**$ 180**	$ 92
United Kingdom	**245**	262	**—**	259
Canada	**282**	327	**53**	57
Other countries	**150**	113	**171**	130
Segment revenue	**$ 6,672**	$ 6,140	**$ 404**	$ 538

The following table shows total assets by country for Asset Management and Corporate:

	Asset Management		Corporate	
As at December 31,	**2024**	2023	**2024**	2023
Total general fund assets:				
United States	**$ 9,027**	$ 8,118	**$ 5,161**	$ 4,973
United Kingdom	**1,047**	935	**—**	—
Canada	**785**	658	**4,758**	3,643
Other countries	**207**	268	**125**	188
Total general fund assets	**$ 11,066**	$ 9,979	**$ 10,044**	$ 8,804

5. Total Invested Assets and Related Net Investment Income

5.A Fair Value of Financial Instruments

5.A.i Carrying Value and Fair Value of Financial Assets and Financial Liabilities

The carrying values and fair values of our financial assets and liabilities are shown in the following table:

As at	December 31, 2024		December 31, 2023	
	Carrying value	Fair value	Carrying value	Fair value
Financial assets				
Cash, cash equivalents and short-term securities – FVTPL	$ 13,873	$ 13,873	$ 13,173	$ 13,173
Debt securities – FVTPL[1]	68,106	68,106	61,180	61,180
Debt securities – FVOCI	13,849	13,849	14,313	14,313
Equity securities – FVTPL	9,900	9,900	7,070	7,070
Equity securities – FVOCI	74	74	68	68
Mortgages and loans – FVTPL[2]	53,233	53,233	50,552	50,552
Mortgages and loans – FVOCI	2,525	2,525	1,948	1,948
Mortgages and loans – Amortized cost[3]	1,861	1,814	2,100	2,006
Derivative assets – FVTPL	1,971	1,971	2,183	2,183
Other financial invested assets (excluding CLOs) – FVTPL[4]	7,950	7,950	6,883	6,883
Other financial invested assets (CLOs) – FVTPL[7]	5,356	5,356	3,478	3,478
Total[5]	$ 178,698	$ 178,651	$ 162,948	$ 162,854
Financial liabilities				
Investment contract liabilities – Amortized cost	$ 11,678	$ 11,678	$ 11,672	$ 11,672
Obligations for securities borrowing – FVTPL	239	239	223	223
Derivative liabilities – FVTPL	2,077	2,077	1,311	1,311
Other financial liabilities – Amortized cost[6]	2,265	2,214	2,449	2,348
Other financial liabilities (CLOs) – FVTPL[7]	5,028	5,028	3,247	3,247
Total[8]	$ 21,287	$ 21,236	$ 18,902	$ 18,801

[1] Includes primarily debt securities that are designated at FVTPL.
[2] Includes primarily mortgages and loans that are designated at FVTPL.
[3] Certain mortgages and loans are carried at amortized cost. The fair value of these mortgages and loans, for disclosure purposes, is determined based on the methodology and assumptions described in Note 5.A.iii. As at December 31, 2024, $1,787 and $27 are categorized in Level 2 and Level 3, respectively, of the fair value hierarchy described in this Note (December 31, 2023 — $1,994 and $12, respectively).
[4] Other financial invested assets include our investments in segregated funds, mutual funds, and limited partnerships.
[5] Invested assets on our Consolidated Statements of Financial Position of $189,817 (December 31, 2023 — $174,328) includes Total financial assets in this table, Investment properties of $9,290 (December 31, 2023 — $9,723), and Other non-financial invested assets of $1,829 (December 31, 2023 — $1,657). Other non-financial invested assets consist of investment in associates, subsidiaries and joint ventures which are not consolidated.
[6] Amount reflects the obligations to purchase outstanding shares of certain SLC Management subsidiaries.
[7] See below for details on CLOs.
[8] Total financial liabilities excluding Senior debentures (Note 12) and Subordinated debt (Note 13).

Collateralized Loan Obligations Structure

Crescent, a subsidiary within our Asset Management business segment, issues and manages CLOs. Each CLO is a special purpose vehicle that owns a portfolio of investments, consisting primarily of senior secured loans, and issues various tranches of senior and subordinated notes to third parties for the purpose of financing the purchase of those investments. Assets of the special purpose vehicle, the senior secured loans, are included in Other financial invested assets and the associated liabilities, the senior and subordinated notes issued to third parties, are included in Other liabilities in our Consolidated Statements of Financial Position.

As at December 31, 2024, the carrying value of the assets related to CLOs are $5,356 (December 31, 2023 — $3,478), which consists of cash and accounts receivable of $679 (December 31, 2023 — $251) and loans of $4,677 (December 31, 2023 — $3,227). These underlying loans are mainly below investment grade.

As at December 31, 2024, the carrying value of the liabilities related to CLOs are $5,028 (December 31, 2023 — $3,247). Our maximum contractual exposure to loss related to the CLOs is limited to our investment of $263 (December 31, 2023 — $192) in the most subordinated tranche. The net unrealized loss incurred to date is $56.

5.A.ii Non-Financial Invested Assets

Non-financial invested assets consist of investment properties, investment in associates, subsidiaries and joint ventures which are not consolidated. As at December 31, 2024, the carrying value and fair value of investment properties was $9,290 (December 31, 2023 — $9,723) and $9,290 (December 31, 2023 — $9,723), respectively. The carrying value of other non-financial invested assets which were measured using the equity method of accounting was $1,829 as at December 31, 2024 (December 31, 2023 — $1,657).

5.A.iii Fair Value Methodologies and Assumptions

The specific inputs and valuation techniques used to determine the fair value of our invested assets and financial liabilities are noted below:

Cash, cash equivalents and short-term securities

Cash equivalents are highly liquid investments that are subject to insignificant changes in value and are readily convertible into known amounts of cash. Cash equivalents comprise financial assets with maturities of three months or less from the date of acquisition. Short-term securities comprise financial assets with maturities of greater than three months and less than one year when acquired. Cash, cash equivalents and short-term securities are classified as held for trading for the purpose of meeting short-term cash requirements and accounted for at FVTPL due to their short-term nature or because they are frequently repriced to current market rates.

Government and corporate debt securities

The fair value of government and corporate debt securities is primarily determined using unadjusted quoted prices in active markets for identical or similar securities, where available. When quoted prices in active markets are not available, fair value is determined using market standard valuation methodologies, which include a discounted cash flow method, consensus pricing from various broker dealers that are typically the market makers, or other similar techniques. The assumptions and valuation inputs in applying these market standard valuation methodologies are determined primarily using observable market inputs, which include, but are not limited to, benchmark yields, reported trades of identical or similar instruments, broker-dealer quotes, issuer spreads, bid prices, and reference data including market research publications. In limited circumstances, non-binding broker quotes are used.

Asset-backed securities

The fair value of asset-backed securities is primarily determined using unadjusted quoted prices in active markets for identical or similar securities, where available, or valuation methodologies and valuation inputs similar to those used for government and corporate debt securities. Additional valuation inputs include structural characteristics of the securities, and the underlying collateral performance, such as prepayment speeds and delinquencies. Expected prepayment speeds are based primarily on those previously experienced in the market at projected future interest rate levels. In limited circumstances where there is a lack of sufficient observable market data to value the securities, non-binding broker quotes are used.

Equity securities

The fair value of equity securities is determined using unadjusted quoted prices in active markets for identical securities or similar securities, where available. When quoted prices in active markets are not available, fair value is determined using equity valuation models, which include a discounted cash flow method and other techniques that involve benchmark comparison. Valuation inputs primarily include projected future operating cash flows and earnings, dividends, market discount rates, and earnings multiples of comparable companies. Where equity securities are less frequently traded, the most recent exchange-quoted pricing is used to determine fair value.

Mortgages and loans

The fair value of mortgages and loans is determined by discounting the expected future contractual cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality, and maturity characteristics. Valuation inputs typically include benchmark yields and risk-adjusted spreads from current internal lending activities or loan issuances. Valuation inputs also include external lending activities or loan issuances from both public and private markets, enhancing the market observability of inputs. The risk-adjusted spreads are determined based on the borrower's credit and liquidity, as well as term and other loan-specific features.

Derivative financial instruments

The fair value of derivative financial instruments depends upon derivative types. The fair value of exchange-traded futures and options is determined using unadjusted quoted prices in active markets, where available, while the fair value of over-the-counter ("OTC") derivatives is determined using pricing models, such as a discounted cash flow method or other market standard valuation techniques, with primarily observable market inputs. Valuation inputs used to price OTC derivatives may include swap interest rate curves, foreign exchange spot and forward rates, index prices, the value of underlying securities, projected dividends, volatility surfaces, and in limited circumstances, counterparty quotes. The fair value of OTC derivative instruments also includes credit valuation adjustments to reflect the credit risk of both the derivative counterparty and ourselves as well as the impact of contractual factors designed to reduce our credit exposure, such as collateral and legal rights of offset under master netting agreements. Inputs into determining the appropriate credit valuation adjustments are typically obtained from publicly available information and include credit default swap spreads when available, credit spreads derived from specific bond yields, or published cumulative default experience data adjusted for current trends when credit default swap spreads are not available.

Other financial invested assets

The fair value of other financial invested assets consists primarily of limited partnership investments which is based on net asset value ("NAV") provided by management of the limited partnership investments. Based on the unobservable nature of these NAVs, we do not assess whether applying reasonably possible alternative assumptions would have an impact on the fair value of the limited partnership investments.

Investment properties

The fair value of investment properties is generally determined using property valuation models that are based on expected capitalization rates and models that discount expected future net cash flows at current market interest rates reflective of the characteristics, location, and market of each property. Expected future net cash flows include contractual and projected cash flows and forecasted operating expenses, and take into account interest, rental, and occupancy rates derived from market surveys. The estimates of future cash inflows in addition to expected rental income from current leases, include projected income from future leases based on significant assumptions that are consistent with current market conditions. The future rental rates are estimated based on the location, type, and quality of the properties, and take into account market data and projections at the valuation date. The fair values are typically compared to market-based information for reasonability, including recent transactions involving comparable assets. The methodologies and inputs used in these models are in accordance with real estate industry valuation standards. Valuations are prepared externally or internally by professionally accredited real estate appraisers.

Investments for account of segregated fund holders

The fair value of investments for account of segregated fund holders is determined using unadjusted quoted prices in active markets or independent valuation information provided by investment managers. The fair value of direct investments within investments for account of segregated fund holders, such as short-term securities and government and corporate debt securities, is determined according to valuation methodologies and inputs described above in the respective asset type sections.

Investment contract liabilities

The fair value of investment contracts is measured through the use of prospective discounted cash flow method. For unit-linked contracts, the fair value is equal to the current unit fund value, plus additional non-unit liability amounts on a fair value basis if required. For non-unit-linked contracts, the fair value is equal to the present value of contractual cash flow. The fair value of the investment contract liabilities approximate their carrying values due to the nature of the contracts.

Obligations for securities borrowing

The fair values of these obligations are based on the fair value of the underlying securities, which can include debt or equity securities. The method used to determine fair value is based on the quoted market prices where available in an active market.

Other financial liabilities

The fair value of other financial liabilities is determined using the discounted contractual cash flow methodology at the incremental borrowing rate or the effective interest rate, where available. Other financial liabilities categorized as Level 3 represent the present value of the estimated price we would pay to acquire any remaining outstanding shares upon exercise of a put option and any mandatory income distributions. The fair value of the liabilities is based on the average earnings before income tax, depreciation and amortization ("EBITDA") for the preceding years before the options' exercise dates and EBITDA multiples in accordance with the put agreements as well as the expected amount of any mandatory income distributions. A change in EBITDA would impact the fair value of other financial liabilities and our net income (loss).

Collateralized loan obligations

The fair value of underlying assets within our CLOs is determined primarily using observable market inputs, such as quoted prices for similar assets in active markets and other observable market data.

The fair value of underlying liabilities within our CLOs is determined by discounting expected future contractual cash flows using a current market interest rate applicable to financial instruments with a similar yield, credit quality, maturity characteristics, and structural credit protections. The valuation technique maximizes the use of observable inputs that incorporates comparable securities' prices and other market intelligence.

5.A.iv Fair Value Hierarchy

We categorize our assets and liabilities carried at fair value based on the priority of the inputs to the valuation techniques used to measure fair value, into a three-level fair value hierarchy as follows:

Level 1: Fair value based on the unadjusted quoted prices for identical instruments in active markets represents a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets. The types of assets and liabilities classified as Level 1 generally include cash and cash equivalents, certain U.S. government and agency securities, exchange-traded equity securities, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 2: Fair value is based on quoted prices for similar assets or liabilities traded in active markets, or prices from valuation techniques that use significant observable inputs, or inputs that are derived principally from or corroborated with observable market data through correlation or other means. When a fair value is based on all significant market observable inputs, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices, the present value of cash flows or other valuation methods. The types of assets and liabilities classified as Level 2 generally include Canadian federal, provincial and municipal government, other foreign government and corporate debt securities, certain asset-backed securities, repurchase agreements, OTC derivatives, and certain segregated and mutual fund units held for account of segregated fund holders.

Level 3: Fair value is based on valuation techniques that require one or more significant inputs that are not based on observable market inputs. These unobservable inputs reflect our expectations about the assumptions market participants would use in pricing the asset or liability. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, significant management judgment is required for valuation methodologies and model inputs. The types of assets and liabilities classified as Level 3 generally include certain corporate bonds, certain asset-backed securities, certain other financial invested assets, investment properties, and certain segregated and mutual fund units held for account of segregated fund holders.

Our assets and liabilities that are carried at fair value on a recurring basis by hierarchy level are as follows:

As at	December 31, 2024				December 31, 2023			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets								
Cash, cash equivalents and short-term securities – FVTPL	$ 13,243	$ 630	$ —	$ 13,873	$ 12,316	$ 857	$ —	$ 13,173
Debt securities – FVTPL	463	67,126	517	68,106	564	60,214	402	61,180
Debt securities – FVOCI	505	13,193	151	13,849	651	13,475	187	14,313
Equity securities – FVTPL	6,331	3,358	211	9,900	4,220	2,737	113	7,070
Equity securities – FVOCI	—	—	74	74	—	—	68	68
Mortgages and loans – FVTPL	—	50,933	2,300	53,233	—	48,496	2,056	50,552
Mortgages and loans – FVOCI	—	2,512	13	2,525	—	1,948	—	1,948
Derivative assets – FVTPL	28	1,943	—	1,971	23	2,160	—	2,183
Other financial invested assets (excluding CLOs) – FVTPL[1]	859	211	6,880	7,950	608	201	6,074	6,883
Other financial invested assets (CLOs) – FVTPL[2]	—	5,356	—	5,356	—	3,478	—	3,478
Investment properties – FVTPL	—	—	9,290	9,290	—	—	9,723	9,723
Total invested assets measured at fair value	$ 21,429	$145,262	$ 19,436	$ 186,127	$ 18,382	$133,566	$ 18,623	$ 170,571
Investments for account of segregated fund holders – FVTPL	17,253	131,074	459	148,786	16,614	111,497	341	128,452
Total assets measured at fair value	$ 38,682	$276,336	$ 19,895	$334,913	$ 34,996	$245,063	$ 18,964	$299,023
Liabilities								
Obligations for securities borrowing – FVTPL	$ 4	$ 235	$ —	$ 239	$ 3	$ 220	$ —	$ 223
Derivative liabilities – FVTPL	28	2,049	—	2,077	10	1,301	—	1,311
Other financial liabilities (CLOs) – FVTPL[2]	—	5,028	—	5,028	—	3,247	—	3,247
Investment contract liabilities for account of segregated fund holders – FVTPL	—	—	128,689	128,689	—	—	109,411	109,411
Total liabilities measured at fair value	$ 32	$ 7,312	$128,689	$136,033	$ 13	$ 4,768	$ 109,411	$ 114,192

[1] Other financial invested assets (excluding CLOs) – FVTPL include our investments in segregated funds, mutual funds, and limited partnerships.
[2] For details on CLOs, refer to Note 5.A.i.

Debt securities at FVTPL consist of the following:

As at	December 31, 2024				December 31, 2023			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$ —	$ 6,790	$ 13	$ 6,803	$ —	$ 5,147	$ 14	$ 5,161
Canadian provincial and municipal government	—	15,302	—	15,302	—	13,694	—	13,694
U.S. government and agency	463	163	—	626	564	148	—	712
Other foreign government	—	3,762	34	3,796	—	3,329	—	3,329
Corporate	—	32,929	465	33,394	—	31,809	340	32,149
Asset-backed securities:								
Commercial mortgage-backed securities	—	2,163	—	2,163	—	2,029	5	2,034
Residential mortgage-backed securities	—	3,539	—	3,539	—	2,335	—	2,335
Collateralized debt obligations	—	352	1	353	—	188	—	188
Other	—	2,126	4	2,130	—	1,535	43	1,578
Total debt securities at FVTPL	$ 463	$ 67,126	$ 517	$ 68,106	$ 564	$ 60,214	$ 402	$ 61,180

Debt securities at FVOCI consist of the following:

As at	December 31, 2024				December 31, 2023			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Canadian federal government	$ —	$ 734	$ —	$ 734	$ —	$ 849	$ —	$ 849
Canadian provincial and municipal government	—	353	—	353	—	557	—	557
U.S. government and agency	501	8	—	509	651	7	—	658
Other foreign government	4	397	12	413	—	462	11	473
Corporate	—	7,529	90	7,619	—	7,905	75	7,980
Asset-backed securities:								
Commercial mortgage-backed securities	—	1,084	—	1,084	—	1,017	—	1,017
Residential mortgage-backed securities	—	1,159	11	1,170	—	944	—	944
Collateralized debt obligations	—	673	38	711	—	767	13	780
Other	—	1,256	—	1,256	—	967	88	1,055
Total debt securities at FVOCI	$ 505	$ 13,193	$ 151	$ 13,849	$ 651	$ 13,475	$ 187	$ 14,313

Mortgages and loans at FVTPL consist of the following:

As at	December 31, 2024				December 31, 2023			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Mortgages:								
Retail	$ —	$ 2,472	$ 12	$ 2,484	$ —	$ 2,524	$ 12	$ 2,536
Office	—	2,602	12	2,614	—	2,717	—	2,717
Multi-family residential	—	2,887	—	2,887	—	2,986	—	2,986
Industrial	—	3,447	—	3,447	—	2,804	—	2,804
Other	—	1,034	—	1,034	—	1,017	—	1,017
Corporate loans	—	38,491	2,276	40,767	—	36,448	2,044	38,492
Total mortgages and loans at FVTPL	$ —	$ 50,933	$ 2,300	$ 53,233	$ —	$ 48,496	$ 2,056	$ 50,552

Mortgages and loans at FVOCI consist of the following:

As at	December 31, 2024				December 31, 2023			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Mortgages:								
Retail	$ —	$ 83	$ —	$ 83	$ —	$ 22	$ —	$ 22
Office	—	19	—	19	—	37	—	37
Multi-family residential	—	79	—	79	—	83	—	83
Industrial	—	236	—	236	—	149	—	149
Corporate loans	—	2,095	13	2,108	—	1,657	—	1,657
Total mortgages and loans at FVOCI	$ —	$ 2,512	$ 13	$ 2,525	$ —	$ 1,948	$ —	$ 1,948

There were no significant transfers between Level 1 and Level 2 for the years ended December 31, 2024 and December 31, 2023.

The following table provides a reconciliation of the beginning and ending balances for assets that are categorized in Level 3:

For the years ended	Debt securities at FVTPL	Debt securities at FVOCI	Equity securities at FVTPL	Equity Securities at FVOCI	Mortgages and loans at FVTPL	Mortgages and loans at FVOCI	Other financial invested assets at FVTPL	Investment properties at FVTPL	Total invested assets measured at fair value	Investments for account of segregated fund holders	Total assets measured at fair value
December 31, 2024											
Beginning balance	$ 402	$ 187	$ 113	$ 68	$ 2,056	$ —	$ 6,074	$ 9,723	$ 18,623	$ 341	$ 18,964
Included in net income[1][2][3]	2	—	20	—	33	—	251	(455)	(149)	(8)	(157)
Included in OCI[2]	—	5	—	—	—	—	—	—	5	—	5
Purchases / Issuances	436	335	77	—	240	22	825	146	2,081	173	2,254
Sales / Payments	(48)	(47)	(1)	—	(133)	—	(389)	(255)	(873)	(62)	(935)
Settlements	(37)	(50)	—	—	(21)	—	—	—	(108)	(1)	(109)
Transfers into Level 3[4]	117	62	—	—	439	6	—	—	624	—	624
Transfers (out) of Level 3[4]	(367)	(341)	—	—	(320)	(15)	(15)	—	(1,058)	—	(1,058)
Foreign currency translation[5]	12	—	2	6	6	—	134	131	291	16	307
Ending balance	$ 517	$ 151	$ 211	$ 74	$ 2,300	$ 13	$ 6,880	$ 9,290	$ 19,436	$ 459	$ 19,895
Unrealized gains (losses) included in earnings relating to instruments still held[1]	$ (6)	$ —	$ 19	$ —	$ 30	$ —	$ 247	$ (369)	$ (79)	$ —	$ (79)
December 31, 2023											
Beginning balance	$ 394	$ 52	$ 101	$ 70	$ 2,054	$ 16	$ 5,555	$ 10,102	$ 18,344	$ 631	$ 18,975
Included in net income[1][2][3]	9	—	13	—	119	(8)	(169)	(520)	(556)	(15)	(571)
Included in OCI[2]	—	3	—	—	—	1	—	—	4	—	4
Purchases / Issuances	211	153	18	—	293	8	984	391	2,058	173	2,231
Sales / Payments	(8)	(6)	(19)	(1)	(75)	(17)	(261)	(220)	(607)	(444)	(1,051)
Settlements	(6)	(6)	—	—	(7)	—	—	—	(19)	(1)	(20)
Transfers into Level 3[4]	8	—	—	—	382	—	—	—	390	—	390
Transfers (out) of Level 3[4]	(200)	(8)	—	—	(710)	—	—	—	(918)	—	(918)
Foreign currency translation[5]	(6)	(1)	—	(1)	—	—	(35)	(30)	(73)	(3)	(76)
Ending balance	$ 402	$ 187	$ 113	$ 68	$ 2,056	$ —	$ 6,074	$ 9,723	$ 18,623	$ 341	$ 18,964
Unrealized gains (losses) included in earnings relating to instruments still held[1]	$ 5	$ —	$ 9	$ —	$ 112	$ (8)	$ (170)	$ (522)	$ (574)	$ (18)	$ (592)

[1] Included in Net investment income (loss) in our Consolidated Statements of Operations for Total invested assets measured at fair value.
[2] Total gains and losses in net income (loss) and OCI are calculated assuming transfers into or out of Level 3 occur at the beginning of the period. For an asset or liability that transfers into Level 3 during the reporting period, the entire change in fair value for the period is included in the table above. For transfers out of Level 3 during the reporting period, the change in fair value for the period is excluded from the table above.
[3] Investment properties included in net income is comprised of fair value changes on investment properties of $(383) (2023 — $(486)), net of amortization of leasing commissions and tenant inducements of $72 (2023 — $34). As at December 31, 2024, we have used assumptions that reflect known changes in the property values including changes in expected future cash flows.
[4] Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data, and as a result, no longer meet the Level 1 or 2 definitions at the reporting date. Transfers out of Level 3 occur when the pricing inputs become more transparent and satisfy the Level 1 or 2 criteria and are primarily the result of observable market data being available at the reporting date, thus removing the requirement to rely on inputs that lack observability.
[5] Foreign currency translation relates to the foreign exchange impact of translating Level 3 assets and liabilities of foreign subsidiaries from their functional currencies to Canadian dollars.

Unobservable Inputs and Sensitivity for Level 3 Assets

Our assets categorized in Level 3 of the fair value hierarchy are primarily Investment properties, Mortgages and loans, Debt securities and Other invested assets (financial and non-financial).

The fair value of Investment properties is determined by using the discounted cash flow methodology as described in Note 5.A.iii. The key unobservable inputs used in the valuation of investment properties as at December 31, 2024 include the following:
- Estimated rental value: The estimated rental value is based on contractual rent and other local market lease transactions, net of reimbursable operating expenses. An increase (decrease) in the estimated rental value would result in a higher (lower) fair value. The estimated rental value varies depending on the property types, which include retail, office, and industrial properties. The estimated rental value (in dollars, per square foot, per annum) ranges from $12.00 to $76.00 for retail and office properties and from $3.00 to $23.00 for industrial properties.
- Rental growth rate: The rental growth rate is typically estimated based on expected market behaviour, which is influenced by the type of property and geographic region of the property. An increase (decrease) in the rental growth rate would result in a higher (lower) fair

value. The rental growth rate (per annum) ranges from 0.00% to 3.20%, however the one- to two-year short-term rent curve is either below or above this range for select properties.

- Long-term vacancy rate: The long-term vacancy rate is typically estimated based on expected market behaviour, which is influenced by the type of property and geographic region of the property. An increase (decrease) in the long-term vacancy rate would result in a lower (higher) fair value. The long-term vacancy rate ranges from 0.00% to 25.00%.
- Discount rate: The discount rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the next 10 years. An increase (decrease) in the discount rate would result in a lower (higher) fair value. The discount rate ranges from 5.50% to 9.50%.
- Terminal capitalization rate: The terminal capitalization rate is derived from market activity across various property types and geographic regions and is a reflection of the expected rate of return to be realized on the investment over the remainder of its life after the 10-year period. An increase (decrease) in the terminal capitalization rate would result in a lower (higher) fair value. The terminal capitalization rate ranges from 4.50% to 8.75%.

Changes in the estimated rental value are positively correlated with changes in the rental growth rate. Changes in the estimated rental value are negatively correlated with changes in the long-term vacancy rate, the discount rate, and the terminal capitalization rate.

Our Mortgages and loans, categorized in Level 3, are included in Mortgages and loans – FVTPL and Mortgages and loans – FVOCI in the Level 3 roll forward table, and Mortgages and loans – Amortized cost in Note 5.A.i. The fair value of these mortgages and loans is determined by using the discounted cash flow methodology. The key unobservable inputs used in the valuation of mortgages and loans as at December 31, 2024 include credit spreads and liquidity adjustments. The credit spread is the difference between the instrument yield and the benchmark yield. The benchmark yield is determined by matching each asset by geography, sector, rating and maturity to a matrix comprised of spreads of publicly available corporate bonds. In some cases, a liquidity premium or discount may be applied if recent private spreads differ from public spreads. The credit spreads range from 0.99% to 3.57%. The liquidity adjustment is a premium of 2.05%. Changes in the fair value of mortgages and loans are negatively correlated with changes in credit spread and liquidity adjustments.

Our Debt securities categorized in Level 3, which are included in Debt securities – FVTPL and Debt securities – FVOCI in the Level 3 roll forward table, consist primarily of corporate bonds. The fair value of these corporate bonds is generally determined using broker quotes that cannot be corroborated with observable market transactions. Significant unobservable inputs for these corporate bonds would include issuer spreads, which are comprised of credit, liquidity, and other security-specific features of the bonds. A decrease (increase) in these issuer spreads would result in a higher (lower) fair value. Due to the unobservable nature of these broker quotes, we do not assess whether applying reasonably possible alternative assumptions would have an impact on the fair value of the Level 3 corporate bonds. The majority of our debt securities categorized in Level 3 are FVTPL assets supporting insurance contract liabilities. Changes in the fair value of these assets supporting insurance contract liabilities are largely offset by changes in the corresponding insurance contract liabilities. As a result, though using reasonably possible alternative assumptions may have an impact on the fair value of the Level 3 debt securities, it would not have a significant impact on our Consolidated Financial Statements.

The Other financial invested assets categorized in Level 3, which are included in Other financial invested assets – FVTPL and Other financial invested assets – FVOCI in the Level 3 roll forward table, consists primarily of limited partnership investments. The fair value of our limited partnership investments is based on NAV provided by management of the limited partnership investments. Based on the unobservable nature of these NAVs, we do not assess whether applying reasonably possible alternative assumptions would have an impact on the fair value of the Level 3 limited partnership investments.

Valuation Process for Level 3 Assets

Our assets categorized in Level 3 of the fair value hierarchy are primarily Investment properties, Debt securities (including asset-backed securities), Mortgages and loans and limited partnership investments included in Other financial invested assets. Our valuation processes for these assets are as follows:

The fair value of investment properties are based on the results of appraisals performed quarterly and reviewed for material changes. The valuation methodology used to determine the fair value is in accordance with the standards of the Appraisal Institute of Canada, the U.S., and the UK. Investment properties are appraised externally at least once every three years. Investment properties not appraised externally in a given year are reviewed by qualified appraisers. A management committee, including investment professionals, reviews the fair value of investment properties for overall reasonability.

The fair value of mortgages and loans is based on an internal discounted cash flow model, subject to detailed review and validation to ensure overall reasonability.

The fair value of debt securities is generally obtained by external pricing services. We obtain an understanding of inputs and valuation methods used by external pricing services. When fair value cannot be obtained from external pricing services, broker quotes, or internal models subject to detailed review and validation processes are used. The fair value of debt securities is subject to price validation and review procedures to ensure overall reasonability.

The fair value of limited partnership investments, included in Other financial invested assets, is based on NAV. The financial statements used in calculating the NAV are generally audited annually. We review the NAV of the limited partnership investments and perform analytical and other procedures to ensure the fair value is reasonable.

Investment contracts for account of segregated funds can be surrendered and units in the segregated funds can be redeemed by the holder at any time. Accordingly, the fair values of investment contract liability and the liability for investment contracts for account of segregated fund holders are not less than the amount payable on demand. Their fair values are based on the fair value of the underlying items less any accrued fees and surrender charges and approximate their carrying values.

5.B Net Investment Income (Loss)

For the years ended	December 31, 2024				December 31, 2023			
	Financial Instruments at FVOCI	Financial Instruments at FVTPL	Other[1]	Total	Financial Instruments at FVOCI	Financial Instruments at FVTPL	Other[1]	Total
Interest income (expense):								
Cash, cash equivalents and short-term investments	$ —	$ 537	$ —	$ 537	$ —	$ 473	$ —	$ 473
Debt securities	604	2,894	—	3,498	563	2,663	—	3,226
Mortgages and loans	138	2,661	64	2,863	103	2,503	74	2,680
Derivative investments	—	(38)	—	(38)	—	69	—	69
Other financial invested assets	1	362	—	363	1	247	—	248
Other financial liabilities	—	(299)	(165)	(464)	—	(217)	(154)	(371)
Total interest income (expense)	743	6,117	(101)	6,759	667	5,738	(80)	6,325
Dividend and other investment income:								
Equity securities	—	254	—	254	—	212	—	212
Other financial invested assets	—	313	—	313	—	226	—	226
Total dividend and other investment income	—	567	—	567	—	438	—	438
Net realized and unrealized gains (losses):								
Cash, cash equivalents and short-term investments	—	8	—	8	—	—	—	—
Debt securities	162	(824)	—	(662)	463	2,555	—	3,018
Equity securities	—	1,218	—	1,218	(1)	397	—	396
Mortgages and loans	30	650	—	680	40	1,573	—	1,613
Derivative investments	—	(1,347)	—	(1,347)	—	933	—	933
Other financial invested assets	1	406	—	407	160	(249)	—	(89)
Other financial liabilities	—	(44)	—	(44)	—	25	—	25
Total net realized and unrealized gains (losses)	193	67	—	260	662	5,234	—	5,896
Provision for credit losses	3	—	(7)	(4)	(12)	—	(2)	(14)
Net investment income (loss) from financial instruments	$ 939	$ 6,751	$ (108)	$ 7,582	$ 1,317	$ 11,410	$ (82)	$ 12,645
Net Investment income (loss) from non-financial instruments:								
Investment properties rental income	$ —	$ —	$ 664	$ 664	$ —	$ —	$ 649	$ 649
Investment properties expenses	—	—	(265)	(265)	—	—	(270)	(270)
Investment expenses and taxes	—	—	(278)	(278)	—	—	(283)	(283)
Fair value changes on investment properties	—	—	(383)	(383)	—	—	(486)	(486)
Other investment income (loss)	—	—	323	323	—	—	49	49
Foreign exchange gains (losses)	—	—	116	116	—	—	(126)	(126)
Net investment income (loss) from non-financial instruments	$ —	$ —	$ 177	$ 177	$ —	$ —	$ (467)	$ (467)
Total Net investment income (loss)[2]	$ 939	$ 6,751	$ 69	$ 7,759	$ 1,317	$ 11,410	$ (549)	$ 12,178

[1] Primarily includes investment income (loss) on financial instruments carried at amortized cost, investment properties, and equity method investments.

[2] Net investment income (loss) recognized in income is $7,415 (December 31, 2023 — $11,586) and net investment income (loss) recognized in OCI is $344 (December 31, 2023 — $592).

5.C Explanation of Investment Result

Net investment result excluding result for account of segregated fund holders consists of the following:

For the year ended December 31, 2024	Insurance contracts Issued		Reinsurance contracts held		Total insurance		Non-insurance (all other)		Total	
Net investment income (loss):										
Net investment income (loss) recognized in net income	$	—	$	—	$	5,894	$	1,521	$	7,415
Net investment income (loss) recognized in OCI		—		—		12		332		344
Total net investment income (loss)		—		—		5,906		1,853		7,759
Total insurance finance income (expenses) recognized in net income:										
Effect of time value of money (Interest on carrying value) including interest on policy loans and interest on amounts on deposit		(4,474)		190		(4,284)		—		(4,284)
Impact of change in discount rate on fulfilment cash flows excluding where measured at locked-in rates and effect of changes in financial risk		1,683		(135)		1,548		—		1,548
Application of risk mitigation option[1]		225		—		225		—		225
Changes in fair value of underlying items for contracts with direct participation features (excluding segregated funds)		(2,642)		—		(2,642)		—		(2,642)
Foreign exchange gains (losses)		49		—		49		—		49
Other		20		(4)		16		—		16
Total insurance finance income (expenses) recognized in income		(5,139)		51		(5,088)		—		(5,088)
Decrease (increase) in investment contract liabilities		—		—		—		(393)		(393)
Net investment result	$	—	$	—	$	818	$	1,460	$	2,278
Net investment result recognized in net income	$	—	$	—	$	806	$	1,128	$	1,934
Net investment result recognized in OCI	$	—	$	—	$	12	$	332	$	344

For the year ended December 31, 2023	Insurance contracts Issued		Reinsurance contracts held		Total insurance		Non-insurance (all other)		Total	
Net investment income (loss):										
Net investment income (loss) recognized in net income	$	—	$	—	$	10,211	$	1,375	$	11,586
Net investment income (loss) recognized in OCI		—		—		171		421		592
Total net investment income (loss)		—		—		10,382		1,796		12,178
Total insurance finance income (expenses) recognized in net income:										
Effect of time value of money (Interest on carrying value) including interest on policy loans and interest on amounts on deposit		(4,484)		156		(4,328)		—		(4,328)
Impact of change in discount rate on fulfilment cash flows excluding where measured at locked-in rates and effect of changes in financial risk		(1,985)		(91)		(2,076)		—		(2,076)
Application of risk mitigation option[1]		104		—		104		—		104
Changes in fair value of underlying items for contracts with direct participation features (excluding segregated funds)		(3,425)		—		(3,425)		—		(3,425)
Foreign exchange gains (losses)		(22)		(1)		(23)		—		(23)
Other		137		(5)		132		—		132
Total insurance finance income (expenses) recognized in income		(9,675)		59		(9,616)		—		(9,616)
Decrease (increase) in investment contract liabilities		—		—		—		(331)		(331)
Net investment result	$	—	$	—	$	766	$	1,465	$	2,231
Net investment result recognized in net income	$	—	$	—	$	595	$	1,044	$	1,639
Net investment result recognized in OCI	$	—	$	—	$	171	$	421	$	592

[1] Changes in our share of the fair value of underlying items and FCF arising from changes in the effect of financial risk that are mitigated by the use of derivatives and non-derivative financial instruments are recognized in income rather than adjusting the CSM. These amounts are offset by changes in the fair value of the derivatives and non-derivative financial instruments included in Investment income. The amount above would have resulted in an adjustment to the CSM if it was recorded to the CSM.

5.D Cash, Cash Equivalents and Short–Term Securities

Cash, cash equivalents and short-term securities presented in our Consolidated Statements of Financial Position and Net cash, cash equivalents and short-term securities presented in our Consolidated Statements of Cash Flows consist of the following:

As at December 31,	2024	2023
Cash	$ 2,294	$ 2,001
Cash equivalents	7,835	9,169
Short-term securities	3,744	2,003
Cash, cash equivalents and short-term securities	13,873	13,173
Less: Bank overdraft, recorded in Other liabilities	175	—
Net cash, cash equivalents and short-term securities	$ 13,698	$ 13,173

5.E Derivative Financial Instruments and Hedging Activities

We apply hedge accounting to minimize volatility in income and equity caused by changes in interest rates or foreign exchange rates. Interest rate and currency fluctuations will either cause assets and liabilities to appreciate or depreciate in market value or cause variability in forecasted cash flows. When a hedging relationship is effective, gains, losses, revenue and expenses of the hedging instrument will offset the gains, losses, revenue and expenses of the hedged item. Derivatives used in hedging relationships are recorded in Derivative assets or Derivative liabilities on the Consolidated Statements of Financial Position.

5.E.i Derivatives Held for Risk Management

We use other derivatives, not designated in a qualifying hedging relationship ("Derivatives investments"), to manage exposure to foreign currency, interest rate, and equity market. The instruments used include principally interest rate swaps, cross-currency swaps, forward contracts, interest rate futures, interest rate options, credit and swaps and equity swaps.

The following table describes the fair value of derivatives held for risk management purposes by type of risk exposure.

As at December 31,	2024		2023	
	Assets	Liabilities	Assets	Liabilities
Interest rate contracts:				
Derivative investments	$ 392	$ (822)	$ 418	$ (667)
Total interest rate derivatives	$ 392	$ (822)	$ 418	$ (667)
Foreign exchange contracts:				
Designated as cash flow hedges	$ 8	$ (3)	$ 2	$ (19)
Derivative investments	1,403	(1,195)	1,674	(614)
Total foreign exchange derivatives	$ 1,411	$ (1,198)	$ 1,676	$ (633)
Other contracts:				
Designated as cash flow hedges	$ 43	$ —	$ 17	$ —
Derivative investments	125	(57)	72	(11)
Total other contracts	$ 168	$ (57)	$ 89	$ (11)
Total derivative contracts	$ 1,971	$ (2,077)	$ 2,183	$ (1,311)

The maturity analysis of the notional amounts and the average rates (or weighted average rates, if applicable) and prices of the hedging instruments are disclosed in Note 6.A.iv.

5.E.ii Hedge Accounting

Cash flow hedges

We use pay fixed/receive floating interest rate and cross-currency interest rate swaps to hedge the interest rate risks in respect of the benchmark interest rate (mainly sterling and Euribor or Sterling Overnight Index Average ("SONIA"), SOFR) and foreign currency risks (mainly U.S. dollar and sterling or SONIA, SOFR) from its issuance of floating-rate notes denominated in foreign currencies. We hedge interest rate risk to the extent of benchmark interest rate exposure on its floating-rate notes to mitigate variability in its cash flows. Hedge accounting is applied where economic hedging relationships meet the hedge accounting criteria.

We also hedge the variability of cash payments associated with changes in SLF Inc.'s common share prices using total return forwards. This is related to our Sun Share Unit ("Sun Share") Plan as a long-term incentive award to executive employees.

Our exposure to market risk and our approach to managing market risk, including interest rate risk and foreign currency risk, are discussed in Note 6.

We determine the amount of the exposure to which it applies hedge accounting by assessing the potential impact of changes in interest rates and foreign currency exchange rates on the future cash flows from its issuance of floating-rate notes denominated in foreign currencies. This assessment is performed using analytical techniques, such as cash flow sensitivity analysis.

We manage our exposure to credit risk of the counterparties to the derivatives, which is not offset by the hedged items, in a similar manner as described above for the fair value hedges.

We determine whether an economic relationship exists between the cash flows of the hedged item and hedging instrument based on an evaluation of the qualitative characteristics of these items and the hedged risk that is supported by quantitative analysis. We consider whether the critical terms of the hedged item and hedging instrument closely align when assessing the presence of an economic relationship. We evaluate whether the cash flows of the hedged item and the hedging instrument respond similarly to the hedged risk, such as the benchmark interest rate or foreign currency. For cash flow hedging relationships directly impacted by IBOR ("Interbank Offered Rate") reform (i.e. hedges of U.S. dollar LIBOR and sterling LIBOR), the cash flows of the hedged item and hedging instrument will not be altered as a result of IBOR reform. We further support this qualitative assessment by using regression analysis to assess whether the hedging instrument is expected to be and has been highly effective in offsetting changes in the present value of the hedged item. We assess hedge effectiveness using the hypothetical derivative method, which creates a derivative instrument to serve as a proxy for the hedged transaction. The terms of the hypothetical derivative match the critical terms of the hedged item and it has a fair value of zero at inception. We assess whether the derivative designated in each hedging relationship is expected to be and has been highly effective in offsetting changes in cash flows of the hedged item (prospectively and retrospectively) using this regression analysis.

Potential sources of hedge ineffectiveness can be attributed to differences between hedging instruments and hedge items:
- The effect of the counterparty and our own credit risk on the fair value of the interest rate swap, which is not reflected in the fair value of the hedged item attributable to the change in interest rate.
- Differences in maturities of the interest rate swap and the loans or debt securities.
- Mismatches in the frequency and timing of when interest rates are reset and frequency of payment.
- Differences in the discounting factors between the hedged item and hedging instrument.

There were no other sources of ineffectiveness in these hedging relationships.

The maturity analysis of the notional amounts and the average rates (or weighted average rates, if applicable) and prices of the hedging instruments are disclosed in Note 6.A.iv.

The amounts relating to items designated as hedging instruments were as follows:

For the years ended December 31,		2024	2023
Hedging risks	Hedged Item	Accumulated other comprehensive income from active hedges	Accumulated other comprehensive income from active hedges
Foreign exchange risk[1]	Variable rate liabilities[2]	$ 14	$ 9
Equity risk	Share-based payment[3]	$ (10)	$ (10)

[1] Cross-currency swap may be used to hedge foreign exchange risk, or a combination of interest rate risk and foreign exchange risk in a single hedge relationship. Cross-currency swaps in both type of hedge relationships are disclosed in the above risk category (foreign exchange risk).
[2] Hedged items include other financial liabilities.
[3] Hedged items includes other liabilities.

The amounts relating to the effectiveness of hedging relationships were as follows:

Hedging risks	Hedged Item	Gains (losses) on hedged items for ineffectiveness measurement	Gain (losses) on hedging instruments for ineffectiveness measurement	Hedge ineffectiveness	Unrealized gains (losses) included in Other comprehensive income as the effective portion of the hedging instrument	Losses (gains) reclassified to Net interest income
For the year ended December 31, 2024						
Foreign exchange risk[1]	Variable rate liabilities[2]	$ (5)	$ 5	$ —	$ 69	$ (76)
Equity risk	Share-based payment[3]	$ (42)	$ 43	$ 1	$ 57	$ (41)
For the year ended December 31, 2023						
Foreign exchange risk[1]	Variable rate liabilities[2]	$ 18	$ (18)	$ —	$ (17)	$ 37
Equity risk	Share-based payment[3]	$ (6)	$ 17	$ 11	$ 7	$ (3)

[1] Cross-currency swap may be used to hedge foreign exchange risk, or a combination of interest rate risk and foreign exchange risk in a single hedge relationship. Cross-currency swaps in both type of hedge relationships are disclosed in the above risk category (foreign exchange risk).
[2] Hedged items include other financial liabilities, that are floating rate obligations.
[3] Hedged items includes other liabilities, representing share-based payment awards.

5.E.iii Reconciliation of Components of Equity

The following table provides a reconciliation by risk category of the accumulated other comprehensive income and analysis of OCI items resulting from hedge accounting:

For the years ended December 31,	2024	2023
Cash flow hedges:		
Balance, beginning of year	$ (1)	$ (18)
Effective portion of changes in fair value:		
Foreign currency risk[1]	69	(17)
Equity price risk	57	7
Net amount reclassified to income (loss):		
Foreign currency risk[1]	(76)	37
Equity price risk	(41)	(3)
Related tax	(4)	(7)
Balance, end of year	$ 4	$ (1)

[1] Cross-currency swap may be used to hedge foreign exchange risk, or a combination of interest rate risk and foreign exchange risk in a single hedge relationship. Cross-currency swaps in both type of hedge relationships are disclosed in the above risk category (foreign exchange risk).

5.F Transfers of Financial Assets

We enter into transactions, including mortgage securitization, repurchase agreements and securities lending, where we transfer financial assets while retaining the risks and rewards of ownership of the assets. These transferred financial assets are not derecognized and remain on our Consolidated Statements of Financial Position. The carrying value of the transferred assets and the associated liabilities are described in the sections below.

5.F.i Mortgage Securitization

We securitize certain insured fixed-rate commercial mortgages through the creation of mortgage-backed securities under the National Housing Act Mortgage-Backed Securities ("NHA MBS") Program sponsored by the Canada Mortgage and Housing Corporation ("CMHC"). The NHA MBS are then sold to Canada Housing Trust, a government-sponsored security trust that issues securities to third-party investors under the Canadian Mortgage Bond ("CMB") program. The securitization of these assets does not qualify for derecognition as we have not transferred substantially all of the risks and rewards of ownership. Specifically, we continue to be exposed to pre-payment and interest rate risk associated with these assets. There is no ECL on the securitized mortgages, as the mortgages were already insured by the CMHC prior to securitization. These assets continue to be recognized as Mortgages and loans in our Consolidated Statements of Financial Position. Proceeds from securitization transactions are recognized as secured borrowings and included in Other liabilities in our Consolidated Statements of Financial Position.

Receipts of principal on the securitized mortgages are deposited into a principal reinvestment account ("PRA") to meet our repayment obligation upon maturity under the CMB program. The assets in the PRA are typically comprised of cash and cash equivalents and certain asset-backed securities. We are exposed to reinvestment risk due to the amortizing nature of the securitized mortgages relative to our repayment obligation for the full principal amount due at maturity. We mitigate this reinvestment risk using interest rate swaps.

The carrying value and fair value of the securitized mortgages as at December 31, 2024 are $1,555 and $1,505, respectively (December 31, 2023 — $1,792 and $1,697, respectively). The carrying value and fair value of the associated liabilities as at December 31, 2024 are $1,854 and $1,807, respectively (December 31, 2023 — $2,119 and $2,021, respectively). The carrying value of securities in the PRA as at December 31, 2024 is $302 (December 31, 2023 — $335). There are $nil cash and cash equivalents in the PRA as at December 31, 2024 (December 31, 2023 — $57).

The fair value of the secured borrowings from mortgage securitization is based on the methodologies and assumptions for asset-backed securities described in Note 5.A.iii. The fair value of these liabilities is categorized in Level 2 of the fair value hierarchy as at December 31, 2024 and December 31, 2023.

5.F.ii Repurchase Agreements

We enter into repurchase agreements for operational funding and liquidity purposes. Repurchase agreements have maturities ranging from 6 to 365 days, averaging 91 days, and bear interest at an average rate of 3.52% as at December 31, 2024 (December 31, 2023 — 4.86%). The carrying values of the transferred assets and the obligations related to their repurchase, which approximate their fair values, are $2,840 as at December 31, 2024 (December 31, 2023 — $2,705). These liabilities are categorized in Level 2 of the fair value hierarchy. Collateral primarily consists of cash and cash equivalents as well as government guaranteed securities. Details on the collateral pledged are included in Note 6.A.ii.

5.F.iii Securities Lending

The Company engages in securities lending to generate additional income. Certain securities from its portfolio are lent to other institutions for short periods. Collateral exceeding the fair value of the securities lent is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to us. The fair value of the securities lent is monitored on a daily basis with additional collateral obtained or refunded as the fair values fluctuate. Collateral primarily consists of Canadian federal and provincial government securities and cash and cash equivalents. Certain arrangements allow us to invest the cash collateral received for the securities lent. The carrying values of the securities lent approximate their fair values. The carrying values of the securities lent and the related collateral held are $2,377 and $2,506, respectively, as at December 31, 2024 (December 31, 2023 — $2,044 and $2,158, respectively). Of the collateral held, we held cash collateral of $194 as at December 31, 2024 (December 31, 2023 — $187), which is recognized on our Consolidated Statements of Financial Position.

6. Financial Instrument Risk Management

The significant risks related to financial instruments are credit risk, market risk (including equity risk, real estate risk, interest rate and spread risk, foreign currency risk, and inflation risk) and liquidity risk.

We use derivative instruments to manage market risks related to equity market, interest rate and currency fluctuations and in replication strategies for permissible investments. We do not engage in speculative investment in derivatives. The gap in market sensitivities or exposures between liabilities and supporting assets is monitored and managed within defined tolerance limits, by using derivative instruments, where appropriate. We use models and techniques to measure the effectiveness of our risk management strategies.

6.A Credit Risk

Risk Description

Credit risk is the possibility of loss from amounts owed by our borrowers or financial counterparties. We are subject to credit risk in connection with issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties (including derivative, repurchase agreement and securities lending counterparties), other financial institutions and other entities. Losses may occur when a counterparty fails to make timely payments pursuant to the terms of the underlying contractual arrangement or when the counterparty's credit rating or risk profile otherwise deteriorates. Credit risk can also arise in connection with deterioration in the value of, or ability to realize, any underlying security that may be used as collateral for the debt obligation. Credit risk can occur as a result of broad economic conditions, challenges within specific sectors of the economy, from issues affecting individual companies or loss given default expectations. Events that result in defaults, impairments or downgrades of the securities in our investment portfolio would cause the Company to record realized or unrealized losses and may cause an increase in our provisions for asset default, adversely impacting earnings.

Credit Risk Management Governance and Control

We rate fixed income investments primarily through the use of internally developed scorecards and rating methodologies, which combine an estimated probability of default and loss given default to determine an expected loss and credit risk rating. This rating is expressed using a 22-point scale that is generally consistent with those used by external rating agencies, and is based on detailed examination of the borrower's, or issuer's, credit quality and the characteristics of the specific instrument. The probability of default assessment is based on borrower-level or issuer-level analysis, which encompasses an assessment of industry risk, business strategy, competitiveness, strength of management and other financial information. The loss given default assessment is based on instrument-level analysis, which considers the impact of guarantees, covenants, liquidity and other structural features. These scorecards provide input to stochastic value-at-risk models and are used to stress test the portfolio, which provide insight into the distribution and characteristics of credit risk within our portfolios. In accordance with our policies and under normal circumstances, our ratings cannot be higher than the highest rating provided by certain Nationally Recognized Statistical Rating Organizations ("NRSROs"). Certain assets, including those in our sovereign debt, are assigned a rating based on ratings provided by NRSROs using a priority sequence order of Standard & Poor's, Moody's, Fitch and DBRS Limited.

We employ a wide range of credit risk management practices and controls, as outlined below:
- Credit risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
- Risk appetite limits have been established for credit risk.
- Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk limits.
- Comprehensive Investment and Credit Risk Management Policy, guidelines and practices are in place.
- Specific investment diversification requirements are in place, such as defined investment limits for asset class, geography, and industry.
- Risk-based credit portfolio, counterparty, and sector exposure limits have been established.
- Mandatory use of credit quality ratings for portfolio investments has been established and is reviewed regularly. These internal rating decisions for new fixed income investments and ongoing review of existing rating decisions are independently adjudicated by Corporate Risk Management.
- Develop and maintain hedging programs that may employ the use of derivatives. Market conditions determine the availability and cost of the derivative protection.
- Comprehensive due diligence processes and ongoing credit analyses are conducted.
- Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
- Comprehensive compliance monitoring practices and procedures including reporting against pre-established investment limits are in place.
- Purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance does not relieve us from our direct liability to policyholders and accordingly, we bear credit risk with respect to our reinsurers. Reinsurance exposures are monitored to ensure that no single reinsurer represents an undue level of credit risk.
- Stress-testing techniques, such as Financial Condition Testing ("FCT"), are used to measure the effects of large and sustained adverse credit developments.
- Insurance contract liabilities are established in accordance with IFRS.
- Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

6.A.i Maximum Exposure to Credit Risk

Our maximum credit exposure related to financial instruments as at December 31 is the balance as presented in our Consolidated Statements of Financial Position as we believe that these carrying amounts best represent the maximum exposure to credit risk. The credit exposure for debt securities may be increased to the extent that the amounts recovered from default are insufficient to satisfy the actuarial liability cash flows that the assets are intended to support.

The positive fair value of derivative assets is used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all derivative contracts with a positive fair value. Additionally, we have credit exposure to items not on the Consolidated Statements of Financial Position as follows:

As at December 31,	2024	2023
Off-balance sheet item:		
Loan commitments[1]	$ 2,500	$ 2,061

[1] Loan commitments include commitments to extend credit under commercial and multi-family residential mortgages and private debt securities not quoted in an active market. Commitments on debt securities contain provisions that allow for withdrawal of the commitment if there is deterioration in the credit quality of the borrower.

6.A.ii Right of Offset and Collateral

We invest in financial assets which may be secured by real estate properties, pools of financial assets, third-party financial guarantees, credit insurance, and other arrangements.

For OTC derivatives, collateral is collected from and pledged to counterparties to manage credit exposure according to the Credit Support Annex ("CSA"), which forms part of the International Swaps and Derivatives Association's ("ISDA") master agreements. It is common practice to execute a CSA in conjunction with an ISDA master agreement. Under the ISDA master agreements for OTC derivatives, we have a right of offset in the event of default, insolvency, bankruptcy, or other early termination. In the ordinary course of business, bilateral OTC exposures under these agreements are substantially mitigated through associated collateral agreements with a majority of our counterparties.

For exchange-traded derivatives subject to derivative clearing agreements with the exchanges and clearinghouses, there is no provision for set-off at default. Initial margin is excluded from the table below as it would become part of a pooled settlement process.

For repurchase agreements and reverse repurchase agreements, assets are sold or purchased with a commitment to resell or repurchase at a future date. Additional collateral may be pledged to or collected from counterparties to manage credit exposure according to bilateral repurchase or reverse repurchase agreements. In the event of default by a counterparty, we are entitled to liquidate the assets we hold as collateral to offset against obligations to the same counterparty.

In the case of securities lending or borrowing, assets are lent or borrowed with a commitment from or to the counterparty to return at a future date. For securities lending, cash or securities are received as collateral from the counterparty; for securities borrowing, debt securities are pledged as collateral to the counterparty. In the event of default by the counterparty, we are entitled to liquidate the assets we hold as collateral to offset against obligations to the same counterparty.

We do not offset financial instruments in our Consolidated Statements of Financial Position, as our rights of offset are conditional. The following tables present the effect of conditional netting and similar arrangements. Similar arrangements include global master repurchase agreements, security lending agreements, and any related rights to financial collateral.

As at December 31,	2024				2023			
	Financial instruments presented in the Consolidated Statements of Financial Position[1]	Financial instruments subject to master netting or similar agreements	Financial collateral (received) pledged[2]	Net amount	Financial instruments presented in the Consolidated Statements of Financial Position[1]	Financial instruments subject to master netting or similar agreements	Financial collateral (received) pledged[2]	Net amount
Financial assets:								
Derivative assets (Note 6.A.v)	$ 1,971	$ (1,043)	$ (787)	$ 141	$ 2,183	$ (738)	$ (1,316)	$ 129
Reverse repurchase agreements (Note 8)	33	(33)	—	—	28	(28)	—	—
Total financial assets	$ 2,004	$ (1,076)	$ (787)	$ 141	$ 2,211	$ (766)	$ (1,316)	$ 129
Financial liabilities:								
Derivative liabilities (Note 6.A.v)	$ (2,077)	$ 1,043	$ 936	$ (98)	$ (1,311)	$ 738	$ 489	$ (84)
Repurchase agreements (Note 5.F.ii)	(2,840)	33	2,807	—	(2,705)	28	2,677	—
Cash collateral on securities lent (Note 5.F.iii)	(194)	—	184	(10)	(187)	—	176	(11)
Obligations for securities borrowing	(239)	—	239	—	(223)	—	223	—
Total financial liabilities	$ (5,350)	$ 1,076	$ 4,166	$ (108)	$ (4,426)	$ 766	$ 3,565	$ (95)

[1] Net amounts of the financial instruments presented in our Consolidated Statements of Financial Position are the same as our gross recognized financial instruments, as we do not offset financial instruments in our Consolidated Statements of Financial Position.

[2] Financial collateral presented in the table above excludes overcollateralization and, for exchange-traded derivatives, initial margin. Total financial collateral at fair value, including initial margin and overcollateralization, received on derivative assets was $895 (December 31, 2023 — $1,443), received on reverse repurchase agreements was $33 (December 31, 2023 — $28), pledged on derivative liabilities was $2,126 (December 31, 2023 — $1,472), and pledged on repurchase agreements was $2,840 (December 31, 2023 — $2,705).

6.A.iii Concentration Risk

Concentrations of credit risk arise from exposures to a single debtor, a group of related debtors, or groups of debtors that have similar credit risk characteristics, such as groups of debtors in the same economic or geographic regions or in similar industries. Related issuers may have similar economic characteristics so that their ability to meet contractual obligations may be impacted similarly by changes in the economic or political conditions. We manage this risk by appropriately diversifying our investment portfolio through the use of concentration limits. In particular, we maintain policies which set counterparty exposure limits to manage the credit exposure for investments in any single issuer or to the same underlying credit. Exceptions exist for investments in securities which are issued or guaranteed by the Government of Canada, U.S. or UK and issuers for which the Risk Committee have granted specific approval. Mortgages are collateralized by the related property, and generally do not exceed 75% of the value of the property at the time the original loan is made. Our mortgages and loans are diversified by type and location and, for mortgages, by borrower. Loans provide diversification benefits (name, industry and geography) and often provide stronger covenants and collateral than public debt securities, thereby providing both better credit protection and potentially higher recoveries in the event of default. The following tables provide details of the debt securities, mortgages and loans held by issuer country, geographic location and industry sector, where applicable.

The carrying value of debt securities by geographic location is shown in the following table. The geographic location is based on the country of the creditor's parent.

As at December 31,	2024			2023		
	FVTPL	FVOCI	Total debt securities	FVTPL	FVOCI	Total debt securities
Canada	$ 34,472	$ 3,614	$ 38,086	$ 30,180	$ 4,339	$ 34,519
United States	20,986	6,486	27,472	20,111	6,266	26,377
United Kingdom	1,320	561	1,881	1,224	517	1,741
Other	11,328	3,188	14,516	9,665	3,191	12,856
Total debt securities	$ 68,106	$ 13,849	$ 81,955	$ 61,180	$ 14,313	$ 75,493

The carrying value of debt securities by issuer and industry sector is shown in the following table:

As at December 31,	2024			2023		
	FVTPL	FVOCI	Total debt securities	FVTPL	FVOCI	Total debt securities
Debt securities issued or guaranteed by:						
Canadian federal government	$ 6,803	$ 734	$ 7,537	$ 5,161	$ 849	$ 6,010
Canadian provincial and municipal government	15,302	353	15,655	13,694	557	14,251
U.S. government and agency	626	509	1,135	712	658	1,370
Other foreign government	3,796	413	4,209	3,329	473	3,802
Total government issued or guaranteed debt securities	26,527	2,009	28,536	22,896	2,537	25,433
Corporate debt securities by industry sector:						
Financials	8,659	2,893	11,552	8,171	2,889	11,060
Utilities	6,859	763	7,622	6,244	815	7,059
Industrials	4,424	951	5,375	4,510	979	5,489
Energy	3,258	446	3,704	2,793	479	3,272
Communication services	2,647	373	3,020	2,727	422	3,149
Real estate	1,882	423	2,305	1,987	538	2,525
Health care	1,644	363	2,007	1,625	413	2,038
Consumer staples	1,301	256	1,557	1,490	315	1,805
Consumer discretionary	1,011	747	1,758	950	776	1,726
Information technology	890	202	1,092	730	174	904
Materials	819	202	1,021	922	180	1,102
Total corporate debt securities	33,394	7,619	41,013	32,149	7,980	40,129
Asset-backed securities	8,185	4,221	12,406	6,135	3,796	9,931
Total debt securities	$ 68,106	$ 13,849	$ 81,955	$ 61,180	$ 14,313	$ 75,493

The carrying value of mortgages and loans by geographic location and type is shown in the following tables. The geographic location for mortgages is based on location of property, while for corporate loans it is based on the country of the creditor's parent.

As at December 31, 2024	Canada	United States	United Kingdom	Other	Total
Mortgages:					
Retail	$ 1,398	$ 1,169	$ —	$ —	$ 2,567
Office	1,385	1,248	—	—	2,633
Multi-family residential	3,451	1,048	—	—	4,499
Industrial	2,369	1,314	—	—	3,683
Other	799	49	208	—	1,056
Total mortgages[1]	$ 9,402	$ 4,828	$ 208	$ —	$ 14,438
Loans	$ 12,560	$ 18,856	$ 4,478	$ 7,287	$ 43,181
Total mortgages and loans	$ 21,962	$ 23,684	$ 4,686	$ 7,287	$ 57,619

[1] $3,630 of mortgages in Canada are insured by the CMHC.

As at December 31, 2023	Canada	United States	United Kingdom	Other	Total
Mortgages:					
Retail	$ 1,376	$ 1,182	$ —	$ —	$ 2,558
Office	1,500	1,254	—	—	2,754
Multi-family residential	3,838	1,001	—	—	4,839
Industrial	1,839	1,115	—	—	2,954
Other	824	57	159	—	1,040
Total mortgages[1]	$ 9,377	$ 4,609	$ 159	$ —	$ 14,145
Loans	$ 12,924	$ 17,086	$ 4,089	$ 6,356	$ 40,455
Total mortgages and loans	$ 22,301	$ 21,695	$ 4,248	$ 6,356	$ 54,600

[1] $4,023 of mortgages in Canada are insured by the CMHC.

6.A.iv Contractual Maturities

The contractual maturities of debt securities are shown in the following table. Actual maturities could differ from contractual maturities because of the borrower's right to call or extend or right to prepay obligations, with or without prepayment penalties.

As at December 31,	2024				2023		
	FVTPL	FVOCI	Total debt securities		FVTPL	FVOCI	Total debt securities
Due in 1 year or less	$ 1,932	$ 2,385	$ 4,317		$ 1,697	$ 3,079	$ 4,776
Due in years 2-5	9,733	6,496	16,229		8,763	6,272	15,035
Due in years 6-10	10,662	1,922	12,584		9,513	2,199	11,712
Due after 10 years	45,779	3,046	48,825		41,207	2,763	43,970
Total debt securities	$ 68,106	$ 13,849	$ 81,955		$ 61,180	$ 14,313	$ 75,493

The carrying value of mortgages by scheduled maturity, before the allowance for ECL, is as follows:

As at December 31,	2024				2023			
	FVTPL	FVOCI	Amortized cost	Total	FVTPL	FVOCI	Amortized cost	Total
Due in 1 year or less	$ 1,344	$ 66	$ 283	$ 1,693	$ 852	$ 58	$ 171	$ 1,081
Due in years 2-5	5,745	340	929	7,014	5,605	222	1,129	6,956
Due in years 6-10	3,814	8	343	4,165	3,510	8	495	4,013
Due after 10 years	1,563	3	—	1,566	2,093	3	—	2,096
Total mortgages	$ 12,466	$ 417	$ 1,555	$ 14,438	$ 12,060	$ 291	$ 1,795	$ 14,146

The carrying value of loans by scheduled maturity, before the allowance for ECL, is as follows:

As at December 31,	2024				2023			
	FVTPL	FVOCI	Amortized cost	Total	FVTPL	FVOCI	Amortized cost	Total
Due in 1 year or less	$ 2,262	$ 324	$ 100	$ 2,686	$ 2,285	$ 257	$ 126	$ 2,668
Due in years 2-5	7,863	1,240	199	9,302	6,768	966	163	7,897
Due in years 6-10	10,354	494	21	10,869	9,177	401	27	9,605
Due after 10 years	20,288	50	—	20,338	20,262	33	—	20,295
Total loans	$ 40,767	$ 2,108	$ 320	$ 43,195	$ 38,492	$ 1,657	$ 316	$ 40,465

Notional amounts of derivative financial instruments are the basis for calculating payments and are generally not the actual amounts exchanged. The following table provides the notional amounts of derivative instruments outstanding by type of derivative and term to maturity:

As at	Terms to maturity Notional Amount			
	Under 1 Year	1 to 5 Years	Over 5 Years	Total
December 31, 2024				
Derivative designated as hedging instrument:				
Foreign exchange contracts / Currency risk[1]	$ 888	$ —	$ 14	$ 902
Equity price risk[2]	60	128	—	188
Total designated as hedging instrument	948	128	14	1,090
Derivative investments[3]	28,359	13,251	32,254	73,864
Total derivatives	$ 29,307	$ 13,379	$ 32,268	$ 74,954
December 31, 2023				
Derivative designated as hedging instrument:				
Foreign exchange contracts / Currency risk[1]	$ 828	$ 40	$ —	$ 868
Equity price risk[2]	54	114	—	168
Total designated as hedging instrument	882	154	—	1,036
Derivative investments[3]	27,534	11,125	30,726	69,385
Total derivatives	$ 28,416	$ 11,279	$ 30,726	$ 70,421

[1] The average fixed rate is 4% (December 31, 2023 — 4%). The average CAD-USD exchange rate is $1.42 (December 31, 2023 — $1.56).
[2] The average price is $69 (December 31, 2023 — $66).
[3] Derivatives investments are derivatives that have not been designated as hedges for accounting purposes.

The following table provides the fair value of derivative instruments outstanding by term to maturity:

| As at December 31, | 2024 | | | | 2023 | | | |
| | Term to maturity | | | | Term to maturity | | | |
	Under 1 Year	1 to 5 Years	Over 5 Years	Total	Under 1 Year	1 to 5 Years	Over 5 Years	Total
Derivative assets	$ 227	$ 271	$ 1,473	$ 1,971	$ 337	$ 266	$ 1,580	$ 2,183
Derivative liabilities	$ (536)	$ (278)	$ (1,263)	$ (2,077)	$ (115)	$ (137)	$ (1,059)	$ (1,311)

6.A.v Asset Quality

The following sections describe our assessment of the credit quality of our financial assets. We monitor credit quality based on internal ratings as well as ratings assigned by external rating agencies where available.

Derivative Financial Instruments by Counterparty Credit Rating

Derivative instruments consist of bilateral OTC contracts negotiated directly between counterparties, OTC contracts cleared through central clearing houses or exchange-traded contracts. Since a counterparty failure in an OTC derivative transaction could render it ineffective for hedging purposes, we generally transact our derivative contracts with highly-rated counterparties. In limited circumstances, we enter into transactions with lower-rated counterparties if credit enhancement features are included.

We pledge and hold assets as collateral under CSAs for bilateral OTC derivative contracts. The collateral is realized in the event of early termination as defined in the agreements. The assets held and pledged are primarily cash and debt securities issued by the Canadian federal government and U.S. government and agencies. While we are generally permitted to sell or re-pledge the assets held as collateral, we have not sold or re-pledged any assets. Exchange-traded and cleared OTC derivatives require the posting of initial margin, as well as daily cash settlement of variation margin. The terms and conditions related to the use of the collateral are consistent with industry practice.

Further details on collateral held and pledged as well as the impact of netting arrangements are included in Note 6.A.ii.

The following table shows the OTC derivative financial instruments with a positive fair value split by counterparty credit rating:

| As at December 31, | 2024 | | | 2023 | | |
	Gross positive replacement cost[2]	Impact of master netting agreements[3]	Net replacement cost[4]	Gross positive replacement cost[2]	Impact of master netting agreements[3]	Net replacement cost[4]
Over-the-counter contracts:						
AA	$ 494	$ (203)	$ 291	$ 472	$ (136)	$ 336
A	1,438	(840)	598	1,686	(603)	1,083
BBB	8	—	8	—	—	—
Total over-the-counter derivatives[1]	$ 1,940	$ (1,043)	$ 897	$ 2,158	$ (739)	$ 1,419

[1] Exchange-traded derivatives with a positive fair value of $31 in 2024 (2023 — $25) are excluded from the table above, as they are subject to daily margining requirements. Our credit exposure on these derivatives is with the exchanges and clearinghouses.
[2] Used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.
[3] The credit risk associated with derivative assets subject to master netting arrangements is reduced by derivative liabilities due to the same counterparty in the event of default or early termination. Our overall exposure to credit risk reduced through master netting arrangements may change substantially following the reporting date as the exposure is affected by each transaction subject to the arrangement.
[4] Net replacement cost is positive replacement cost less the impact of master netting agreements.

Credit Default Swaps by Underlying Financial Instrument Credit Rating

Credit default swaps ("CDS") are OTC contracts that transfer credit risk related to an underlying referenced financial instrument from one counterparty to another. The purchaser receives protection against the decline in the value of the referenced financial instrument as a result of specified credit events such as default or bankruptcy. The seller receives a periodic premium in return for payment contingent on a credit event affecting the referenced financial instrument. CDS index contracts are those where the underlying referenced financial instruments are a group of assets. The Company enters into credit derivatives to replicate credit exposure of an underlying reference security and enhance investment returns. The credit risk ratings of the underlying reference securities for single name contracts were established in accordance with the internal rating process described in the Credit Risk Management Governance and Control section.

The following table provides a summary of the credit default swap protection sold by credit rating of the underlying reference security:

As at December 31,	2024				2023			
	Notional amount		Fair value		Notional amount		Fair value	
Single name credit default swap contracts:								
A	$	552	$	7	$	491	$	5
BBB		499		13		540		15
Total single name credit default swap contracts		1,051		20		1,031		20
Credit default swap index contracts		432		(10)		—		—
Total credit default swap contracts sold	$	1,483	$	10	$	1,031	$	20

Reinsurance Contract Held Assets by Credit Rating

The table below presents the distribution of reinsurance contract held assets by credit rating:

As at December 31,	2024					2023				
	Gross exposure		Collateral		Net exposure		Gross exposure	Collateral		Net exposure
						%				%
AA or A	$	3,670	$	4	$	3,666	95	$ 3,550	$ 7	$ 3,543	97
Below 'A'		2,531		2,416		115	3	2,217	2,135	82	2
Not rated		117		51		66	2	27	5	22	1
Total reinsurance contract held assets	$	6,318	$	2,471	$	3,847	100	$ 5,794	$ 2,147	$ 3,647	100

6.A.vi Impairment of Financial Assets

Significant increase in credit risk

The assessment of significant increase in credit risk requires judgment. We assign counterparties a relevant internal credit risk rating grade depending on their credit quality. Changes in borrower-specific internal risk ratings is a primary indicator of significant increase in credit risk.

At each reporting date, movements between Stage 1 and Stage 2 are determined based on whether an instrument's internal rating as at the reporting date has increased (decreased) significantly relative to the date it was initially recognized. We assess whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The assessment considers borrower-specific quantitative and qualitative information without consideration of collateral, and the impact of forward-looking macroeconomic factors. Unless identified at an earlier stage, the credit risk of financial assets is deemed to have increased significantly when more than 30 days past due or moved to Watch List status and such assets are automatically migrated to Stage 2. Exposures are classified as "Watch List" when there is a moderate deterioration in credit quality, but the full payment of principal and interest is still expected to be collected, or there is an increased possibility of the exposure being impaired in the near term. No impairment charge is recorded for unrealized losses on assets related to these debtors.

Incorporation of forward-looking information

The measurement of ECL for each stage and the assessment of significant increase in credit risk considers future events and economic conditions.

The probability of default ("PD"), loss given default ("LGD") and exposure at default ("EAD") inputs used to estimate allowance for ECL are modelled based on the macroeconomic variables (or changes in macroeconomic variables) that are most closely correlated with credit losses in the relevant portfolio.

Our estimation of ECL is a discounted probability-weighted estimate that considers a minimum of three future macroeconomic scenarios (base case, upside and downside) and probability weights are attributed to each scenario. All scenarios considered are applied to all portfolios subject to ECL with the same probabilities. Our assessment of significant increase in credit risk is based on changes in internal rating as at the reporting date.

We subscribe to Moody's Analytics economic forecasting services and leverage its forward-looking macroeconomic information to model ECL.

The table below includes the key macroeconomic variables, primarily but not limited to what is provided below, and the ranges of scenarios incorporated in the model within the U.S. and Canada:

	For the three months ended December 31, 2024	Average value over the next 12 months			Average value over the remaining forecast period		
		Base case	Upside case	Downside case	Base case	Upside case	Downside case
U.S.							
Gross Domestic Product	$29,633 [1]	4.2 %	5.8 %	(0.4)%	4.3 %	4.6 %	3.8 %
Unemployment Rate	4.2 %	4.1 %	3.3 %	7.3 %	4.0 %	3.3 %	7.2 %
BBB Bonds Spreads	1.2 %	1.9 %	1.6 %	2.6 %	2.0 %	2.0 %	2.1 %
Canada							
Gross Domestic Product	$ 2,396 [1]	1.9 %	3.3 %	(1.9)%	2.0 %	2.6 %	1.9 %
Unemployment Rate	6.7 %	6.8 %	6.5 %	8.1 %	6.5 %	6.0 %	9.3 %
Oil Price	$ 76.10	$ 74.60	$ 79.20	$ 58.90	$ 72.10	$ 74.60	$ 62.60

	For the three months ended December 31, 2023	Average value over the next 12 months			Average value over the remaining forecast period		
		Base case	Upside case	Downside case	Base case	Upside case	Downside case
U.S.							
Gross Domestic Product	$22,538 [1]	1.3 %	3.5 %	(2.4)%	2.2 %	2.4 %	2.5 %
Unemployment Rate	3.8 %	4.0 %	3.1 %	6.7 %	4.0 %	3.3 %	6.7 %
BBB Bonds Spreads	1.9 %	2.2 %	1.9 %	3.1 %	2.1 %	2.1 %	2.1 %
Canada							
Gross Domestic Product	$ 2,201 [1]	1.6 %	3.6 %	(2.1)%	1.9 %	2.3 %	1.6 %
Unemployment Rate	5.8 %	6.0 %	5.2 %	8.2 %	5.9 %	4.8 %	8.6 %
Oil Price	$ 85.60	$ 82.10	$ 84.70	$ 65.60	$ 71.40	$ 71.80	$ 61.00

[1] Presented in billions.

Measurement of ECL

ECL is measured as the probability-weighted present value of expected cash shortfalls expected to result from defaults over the relevant time horizon, which is the maximum contractual period over which we are exposed to credit risk, including consideration of prepayments, and extensions.

The mechanics of the ECL calculations are outlined below and the key elements are as follows: PD, LGD, and EAD.

The PD is an estimate of the likelihood of default over a given time horizon. It is estimated as at a point in time based on historical losses, along with consideration of economic scenarios and forward-looking information.

LGD is the magnitude of the likely loss if there is a default at a given time. It is based on the difference in the present values of the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral (net of directly attributable costs).

EAD represents the expected exposure in the event of a default. We derive the EAD from the current exposure to the counterparty and potential changes to the current amount allowed under the contract, including amortization, and prepayments.

An ECL estimate is produced for each individual exposure. Relevant parameters are modelled on a collective basis using portfolio segmentation that allows for appropriate incorporation of forward-looking information. To reflect other characteristics that are not already considered through modelling, expert credit judgment can be exercised in determining the final ECL.

Qualitative adjustments or overlays

The inputs and models used for calculating ECL may not always capture all characteristics of the market at the date of the financial statements. This could be a case where a major event occurs close to the reporting date, so that the potential effects are not appropriately captured in the models and inputs. To reflect this, qualitative adjustments or overlays are occasionally made as temporary adjustments when such differences are material.

The following table shows reconciliations from the opening balance to the closing balance of the allowance for ECL by class of financial instrument:

For the years ended	December 31, 2024				December 31, 2023			
	Performing		Impaired		Performing		Impaired	
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Debt securities:								
Balance, beginning of year	$ 30	$ 2	$ —	$ 32	$ 30	$ 2	$ —	$ 32
Provision for credit losses:								
New originations or purchases	9	—	—	9	9	—	—	9
Derecognition or maturities	(10)	(1)	—	(11)	(6)	—	—	(6)
Net remeasurement[1]	(4)	—	—	(4)	(3)	—	—	(3)
Balance, end of year	$ 25	$ 1	$ —	$ 26	$ 30	$ 2	$ —	$ 32
Mortgages and loans:								
Balance, beginning of year	$ 8	$ —	$ 49	$ 57	$ 4	$ —	$ 39	$ 43
Provision for credit losses:								
New originations or purchases	4	1	—	5	5	—	—	5
Derecognition or maturities	(1)	—	—	(1)	—	—	—	—
Net remeasurement[1]	(5)	—	11	6	(1)	—	10	9
Write-offs, net of recoveries, and other adjustments	—	—	(5)	(5)	—	—	—	—
Balance, end of year	$ 6	$ 1	$ 55	$ 62	$ 8	$ —	$ 49	$ 57

[1] Includes changes in the measurement resulting from the significant changes in credit risk and from changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes in forward looking macroeconomic conditions.

Credit risk exposure by internal rating

The following table presents the gross carrying amount of mortgages and loans at amortized cost and the fair value of mortgages and loans and debt securities at FVOCI. Risk ratings are based on internal ratings used in the measurement of ECL, as at the reporting date.

As at December 31,	2024				2023			
	Performing		Impaired		Performing		Impaired	
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Mortgages and loans at amortized cost:								
Investment grade	$ 1,791	$ 41	$ —	$ 1,832	$ 2,046	$ 25	$ —	$ 2,071
Non-investment grade	—	8	—	8	—	25	—	25
Impaired	—	—	35	35	—	—	15	15
Total mortgages and loans at amortized cost	1,791	49	35	1,875	2,046	50	15	2,111
Less: Total allowance for ECL	1	—	13	14	1	—	10	11
Total mortgages and loans at amortized cost, net of total allowance for ECL	$ 1,790	$ 49	$ 22	$ 1,861	$ 2,045	$ 50	$ 5	$ 2,100
Mortgages and loans at FVOCI:								
Investment grade	$ 2,433	$ 14	$ —	$ 2,447	$ 1,806	$ 12	$ —	$ 1,818
Non-investment grade	57	13	—	70	83	45	—	128
Impaired	—	—	8	8	—	—	2	2
Total mortgages and loans at FVOCI	$ 2,490	$ 27	$ 8	$ 2,525	$ 1,889	$ 57	$ 2	$ 1,948
Debt securities at FVOCI:								
Investment grade	$ 13,649	$ 18	$ —	$ 13,667	$ 13,834	$ 54	$ —	$ 13,888
Non-investment grade	180	2	—	182	389	36	—	425
Total debt securities at FVOCI	$ 13,829	$ 20	$ —	$ 13,849	$ 14,223	$ 90	$ —	$ 14,313

Management assesses debt securities, mortgages and loans for objective evidence of impairment at each reporting date. We employ a portfolio monitoring process to identify assets or groups of assets that have objective evidence of impairment, having experienced a loss event or events that have an impact on the estimated future cash flows of the asset or group of assets. There are inherent risks and uncertainties in our evaluation of assets or groups of assets for objective evidence of impairment, including both internal and external factors such as general economic conditions, issuers' financial conditions and prospects for economic recovery, market interest rates, unforeseen events which affect one or more issuers or industry sectors, and portfolio management parameters, including asset mix, interest rate risk, portfolio diversification, duration matching, and greater than expected liquidity needs. All of these factors could impact our evaluation of an asset or group of assets for objective evidence of impairment.

Management exercises considerable judgment in assessing for objective evidence of impairment and, based on its assessment, classifies specific assets as either performing or into one of the following credit quality lists:

"Monitor List" — the timely collection of all contractually specified cash flows is reasonably assured, but changes in issuer-specific facts and circumstances require monitoring. No impairment charge is recorded for unrealized losses on assets related to these debtors.

"Watch List" — the timely collection of all contractually specified cash flows is reasonably assured, but changes in issuer-specific facts and circumstances require heightened monitoring. An asset is moved from the Monitor List to the Watch List when changes in issuer-specific facts and circumstances increase the possibility that a security may experience a loss event on an imminent basis. No impairment charge is recorded for unrealized losses on assets related to these debtors.

"Impaired List" — the timely collection of all contractually specified cash flows is no longer reasonably assured. For these investments that are classified as FVOCI or amortized cost, an impairment charge is recorded or the asset is sold and a realized loss is recorded as a charge to income. Impairment charges and realized losses are recorded on assets related to these debtors.

Our approach to determining whether there is objective evidence of impairment varies by asset type. However, we have a process to ensure that in all instances where a decision has been made to sell an asset at a loss, the asset is impaired.

Debt Securities

Objective evidence of impairment on debt securities involves an assessment of the issuer's ability to meet current and future contractual interest and principal payments. In determining whether debt securities have objective evidence of impairment, we employ a screening process. The process identifies securities in an unrealized loss position, with particular attention paid to those securities whose fair value to amortized cost percentages have been less than 80% for an extended period of time. Discrete credit events, such as a ratings downgrade, are also used to identify securities that may have objective evidence of impairment. The securities identified are then evaluated based on issuer-specific facts and circumstances, including an evaluation of the issuer's financial condition and prospects for economic recovery, evidence of difficulty being experienced by the issuer's parent or affiliate, and management's assessment of the outlook for the issuer's industry sector.

Management also assesses previously impaired debt securities whose fair value has recovered to determine whether the recovery is objectively related to an event occurring subsequent to the impairment loss that has an impact on the estimated future cash flows of the asset.

Asset-backed securities are assessed for objective evidence of impairment. Specifically, we periodically update our best estimate of cash flows over the life of the security. In the event that there is an adverse change in the expected cash flows, the asset is impaired. Estimating future cash flows is a quantitative and qualitative process that incorporates information received from third parties, along with assumptions and judgments about the future performance of the underlying collateral. Losses incurred on the respective mortgage-backed securities portfolios are based on loss models using assumptions about key systematic risks, such as unemployment rates and housing prices, and loan-specific information such as delinquency rates and loan-to-value ratios.

Mortgages and Loans

Objective evidence of impairment on mortgages and loans involves an assessment of the borrower's ability to meet current and future contractual interest and principal payments. In determining whether objective evidence of impairment exists, we consider a number of factors including, but not limited to, the financial condition of the borrower and, for collateral dependent mortgages and loans, the fair value of the collateral.

Mortgages and loans causing concern are monitored closely and evaluated for objective evidence of impairment. For these mortgages and loans, we review information that is appropriate to the circumstances, including recent operating developments, strategy review, timelines for remediation, financial position of the borrower and, for collateral-dependent mortgages and loans, the value of security as well as occupancy and cash flow considerations.

In addition to specific allowances, circumstances may warrant a collective allowance based on objective evidence of impairment for a group of mortgages and loans. We consider regional economic conditions, developments for various property types, and significant exposure to struggling tenants in determining whether there is objective evidence of impairment for certain collateral dependent mortgages and loans, even though it is not possible to identify specific mortgages and loans that are likely to become impaired on an individual basis.

Management also assesses previously impaired mortgages and loans to determine whether a recovery is objectively related to an event occurring subsequent to the impairment loss that has an impact on the estimated future cash flows of the asset.

6.B Market Risk

Risk Description

We are exposed to market risk, which is defined as the risk that the value or future cash flows of insurance and investment contract liabilities or financial assets will fluctuate because of changes or volatility in market prices. Market risk includes equity, interest rate and spread, real estate, foreign currency, and inflation risks.

Market Risk Management Governance and Control

We employ a wide range of market risk management practices and controls as outlined below:
- Market risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
- Income and regulatory capital sensitivities are monitored, managed, and reported against pre-established risk appetite limits for equity, interest rate, credit spread, real estate and foreign currency risks.
- Comprehensive asset-liability management and hedging policies, programs and practices are in place.
- Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.
- Product Design and Pricing Policy requires a detailed risk assessment and pricing provisions for material risks.
- Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse market movements.
- Insurance contract liabilities are established in accordance with IFRS.
- Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.

Specific market risks and our risk management strategies are discussed below in further detail.

6.B.i Equity Risk

Equity risk is the potential for financial loss arising from declines or volatility in public or private equity market prices. We are exposed to equity risk from a number of sources.

We generate revenue in our asset management businesses and from certain protection and wealth contracts where fees are levied on account balances that are affected directly by equity market levels. Accordingly, we have further exposure to equity risk as adverse fluctuations in the market value of such assets will result in corresponding adverse impacts on revenue and income. In addition, declining and volatile equity markets may have a negative impact on sales and redemptions (surrenders) in these businesses, and this may result in further adverse impacts on net income.

A portion of our exposure to equity risk arises in connection with benefit guarantees on segregated fund products, some participating insurance contracts, some adjustable insurance contracts, and some universal life contracts. These benefit guarantees may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors, including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income.

We also have direct exposure to equity markets from the investments supporting other general account liabilities, surplus, and employee benefit plans. These exposures fall within our risk-taking philosophy and appetite, and are therefore generally not hedged.

The carrying value of equities by issuer country is shown in the following table:

As at December 31,	2024			2023		
	FVTPL	FVOCI	Total equities	FVTPL	FVOCI	Total equities
Canada	$ 3,821	$ —	$ 3,821	$ 3,081	$ —	$ 3,081
United States	2,600	74	2,674	2,185	68	2,253
United Kingdom	71	—	71	105	—	105
Other	3,408	—	3,408	1,699	—	1,699
Total equities	$ 9,900	$ 74	$ 9,974	$ 7,070	$ 68	$ 7,138

6.B.ii Interest Rate and Spread Risk

Interest rate and spread risk includes the potential for financial loss arising from changes in the value of insurance and investment contract liabilities and financial assets due to changes or volatility in interest rates or spreads. In practice, when asset cash flows and the policy obligations they support are not matched, this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest rate or credit spread environments. This risk is managed in our asset-liability management program.

Our primary exposure to interest rate and spread risk arises from insurance and investment contracts that contain guarantees in the form of minimum crediting rates, maximum premium rates, settlement options, guaranteed annuitization options and minimum benefits. If investment returns fall below guaranteed levels, we may be required to increase liabilities or capital in respect of these contracts. The guarantees attached to these products may be applicable to both past premiums collected and future premiums not yet received. Segregated fund contracts provide benefit guarantees that are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. Exposure to guarantees is managed within our risk appetite limits through our asset-liability management program, which may include the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps, futures and swaptions. The impact of these guarantees on net income are included in the disclosed market risk sensitivities.

Significant changes or volatility in interest rates or spreads could have a negative impact on sales of certain protection and wealth products, and adversely impact the expected pattern of redemptions (surrenders) on existing policies.

- Increases in interest rates or widening credit spreads may increase the risk that policyholders will surrender their contracts, potentially forcing us to liquidate assets at a loss. While we have established hedging programs in place and our protection and wealth products often contain surrender mitigation features, these may not be sufficient to fully offset the adverse impact of changes in interest rates or spreads.
- Declines in interest rates or narrowing spreads can result in compression of the net spread between interest earned on investments and interest credited to policyholders, increased asset calls, mortgage and structured security prepayments, and net reinvestment of positive cash flows at lower yields, and therefore can adversely impact our profitability and financial position.
- Negative interest rates may additionally result in losses on our cash and short-term deposits and low or negative returns on our fixed income assets impacting our profitability.
- A sustained low interest rate environment may additionally adversely impact our net income and our ability to implement our business strategy and plans. This may be realized through lower sales, less profitable new business, changes in the pattern of redemptions on existing policies, among other impacts.

We also have direct exposure to interest rates and spreads from investments supporting other general account liabilities, surplus and employee benefit plans. Higher interest rates or wider spreads will reduce the value of our existing assets. Conversely, lower interest rates or a narrowing of spreads will result in reduced investment income on new fixed income asset purchases. These exposures fall within our risk-taking philosophy and appetite and are therefore generally not hedged.

6.B.iii Real Estate Risk

Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from, our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions.

Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures.

We hold real estate investments that support general account liabilities and surplus, and fluctuations in value will affect our net income. A material and sustained increase in interest rates may lead to deterioration in real estate values.

6.B.iv Foreign Currency Risk

Foreign currency risk is the result of mismatches in the currency of our assets and liabilities (inclusive of capital), and cash flows. This risk may arise from a variety of sources such as foreign currency transactions and services, foreign currency hedging, investments denominated in foreign currencies, investments in foreign subsidiaries and net income from foreign operations. Changes or volatility in foreign exchange rates, including a change to currencies that are fixed in value to another currency, could adversely affect our net income.

As an international provider of financial services, we operate in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which we operate, we generally maintain the currency profile of assets to match the currency of liabilities and required capital. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. Foreign currency derivative contracts such as currency swaps and forwards are used as a risk management tool to manage the currency exposure in accordance with our Asset Liability Management Policy. As at December 31, 2024 and December 31, 2023, the Company did not have a material foreign currency risk exposure.

Changes in exchange rates can affect our net income and surplus when financial results in functional currencies are translated into Canadian dollars. Net income earned outside of Canada is generally not currency hedged and a weakening in the local currency of our foreign operations relative to the Canadian dollar can have a negative impact on our net income reported in Canadian currency. A strengthening in the local currency of our foreign operations relative to the Canadian dollar would have the opposite effect. Regulatory capital ratios could also be impacted by changes in exchange rates.

6.B.v Inflation Risk

Inflation risk is the potential for financial loss arising from changes in inflation rates. This risk results from insurance contract liabilities that are linked to market measures of inflation such as the Consumer Price Index. The primary sources for this risk exposure are from certain group and retail annuity contracts and group long term disability contracts. In these contracts, the annuity and disability benefit payments may be linked to an indexing formula containing an inflation price index. Benefit payments linked to inflation indices may also include various caps, floors and averaging mechanisms that vary across product designs.

Exposure to inflation risk is managed within our asset-liability management program, primarily by investing in inflation linked assets to match liability exposures.

The impact of inflation on general account expenses is discussed in Note 7.A.v Expense Risk in this document.

6.B.vi Market Risk Sensitivities

We utilize a variety of methods and measures to quantify our market risk exposures. These include duration management, key rate duration techniques, convexity measures, cash flow gap analysis, scenario testing, and sensitivity testing of earnings and regulatory capital ratios versus risk appetite limits.

The measurement of liabilities and assets are affected by the level of equity market performance, interest rates, credit and swap spreads and other market risk variables. The following sections set out the estimated immediate impact on, or sensitivity of, our net income and OCI to certain instantaneous changes in market variables as at December 31, 2024 and December 31, 2023.

The estimated sensitivities in the tables below reflect the impact of market movements on insurance contracts and investment contracts, assets backing insurance contracts, assets backing investment contracts, assets backing the surplus segment, and seed investments in our asset management subsidiaries.

Net income sensitivities to equity and real estate market movements are driven primarily by changes in the value of investments backing general account liabilities and surplus. Net income sensitivities to interest rates and spreads are driven by the net impact on liabilities and the assets backing them. Lower interest rates or a narrowing of spreads will result in increased liabilities for insurance contracts, offset by increased values of the assets backing general account liabilities. Higher interest rates or a widening of spreads will result in decreased liabilities for insurance contracts, offset by decreased values of the assets backing general account liabilities. Further detail on the impact of changes or volatility in market prices on assets and liabilities is provided under the headings "Equity Risk", "Interest Rate and Spread Risk", and "Real Estate Risk" above.

OCI sensitivities are impacted by changes in the market value of assets classified as FVOCI. The market value of FVOCI fixed income assets, which are held primarily backing surplus, investment contract and CSM liabilities, increases with lower interest rates or a narrowing of spreads, and decreases with higher interest rates or a widening of spreads.

As these market risk sensitivities reflect an instantaneous impact on net income and OCI, they do not include impacts over time such as the effect on fee income in our asset management businesses.

Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

Equity Market Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI to certain instantaneous changes in equity market prices as at December 31, 2024 and December 31, 2023.

As at December 31,	2024				2023			
Change in Equity Markets[1][2][3]	25% decrease	10% decrease	10% increase	25% increase	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income (after-tax)	$ (550)	$ (225)	$ 225	$ 575	$ (400)	$ (175)	$ 175	$ 425

[1] Represents the respective change across all equity markets as at December 31, 2024 and December 31, 2023. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures differ from broad market indices (due to the impact of active management, basis risk, investments in private equity and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).
[2] The market risk sensitivities include the estimated impact of our hedging programs in effect as at December 31, 2024 and December 31, 2023, and include new business added and product changes implemented prior to such dates.
[3] Net income and OCI sensitivities have been rounded in increments of $25. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.

Interest Rate Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI to certain instantaneous changes in interest rates as at December 31, 2024 and December 31, 2023.

As at December 31,	2024		2023	
Change in Interest Rates[1][2][3]	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income (after-tax)	$ (50)	$ 25	$ (25)	$ 50
Potential impact on OCI[4]	$ 200	$ (200)	$ 200	$ (200)

[1] Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2024 and December 31, 2023 with no change to the ultimate risk-free rate. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).
[2] The market risk sensitivities include the estimated impact of our hedging programs in effect as at December 31, 2024 and December 31, 2023, and include new business added and product changes implemented prior to such dates.
[3] Net income and OCI sensitivities have been rounded in increments of $25. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.
[4] The market risk OCI sensitivities exclude the impact of changes in the defined benefit obligations and plan assets.

The above sensitivities were determined using a 50 basis point change in interest rates and 10% and 25% changes in our equity markets because we believe that these market shocks were reasonably possible as at December 31, 2024. Significant changes in market variables may result in other than proportionate impacts on our sensitivities.

Credit Spread and Swap Sensitivities

The following tables set out the estimated immediate impact on, or sensitivity of, our net income and OCI to certain instantaneous changes in credit spreads and our net income and OCI to certain changes in swap spreads as at December 31, 2024 and December 31, 2023.

As at December 31,	2024		2023	
Change in Credit Spreads[1][2]	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income (after-tax)	$ 75	$ (50)	$ 50	$ (50)
Potential impact on OCI[3]	$ 200	$ (200)	$ 200	$ (175)

[1] The credit spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure with no change to the ultimate liquidity premium. The sensitivities reflect a floor of zero on credit spreads where the spreads are not currently negative. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above.

[2] Net income and OCI sensitivities have been rounded in increments of $25. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.

[3] The market risk OCI sensitivities exclude the impact of changes in the defined benefit obligations and plan assets.

As at December 31,	2024		2023	
Change in Swap Spreads[1][2]	20 basis point decrease	20 basis point increase	20 basis point decrease	20 basis point increase
Potential impact on net income (after-tax)	$ (25)	$ 25	$ (25)	$ 25

[1] The swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above.

[2] Net income and OCI sensitivities have been rounded in increments of $25. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.

Real Estate Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of, our net income and OCI to certain instantaneous changes in the value of our real estate investments as at December 31, 2024 and December 31, 2023.

As at December 31,	2024		2023	
Change in Real Estate Values[1]	10% decrease	10% increase	10% decrease	10% increase
Potential impact on net income (after-tax)	$ (450)	$ 450	$ (475)	$ 475

[1] Net income and OCI sensitivities have been rounded in increments of $25. The sensitivities exclude the market impacts on the income from our joint ventures in China and India.

6.B.vii Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in market risk variables described above, based on market risk variables and business in force as at the reporting date. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets.

We have provided measures of our net income sensitivity to instantaneous changes in equity markets, interest rates, credit spreads, swap spreads, and real estate price levels. The cautionary language which appears in this section is applicable to all net income and OCI sensitivities.

Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger movements in risk variables. Our sensitivities as at December 31, 2023 have been included for comparative purposes only.

Sensitivities to interest rates and credit spreads assume a parallel shift in assumed interest rates across the entire yield curve or a parallel shift in the indicated spreads across the entire term structure, with no change to the ultimate risk-free rate or ultimate liquidity premium. Realized sensitivities may be significantly different from those illustrated based on factors such as different terms to maturity, geographies, asset classes and derivative types, and ratings.

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2024 and December 31, 2023, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedging programs in place as at the December 31 calculation dates. The actual impact of hedging activity can differ materially from that assumed in the estimated sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

Our hedging programs may themselves expose us to other risks, including basis risk, volatility risk, and increased levels of derivative counterparty credit risk, liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly-rated counterparties, and transacting through OTC contracts cleared through central clearing houses, exchange-traded contracts or bilateral OTC contracts negotiated directly between counterparties that include CSA), residual risk, potential reported earnings and capital volatility remain.

The sensitivities are based on methods and assumptions in effect as at December 31, 2024 and December 31, 2023, as applicable. Changes in the regulatory environment, assumptions or methods used to measure assets and liabilities after those dates could result in material changes to the estimated sensitivities. Changes in market risk variables in excess of the changes illustrated may result in other than proportionate impacts.

The sensitivities reflect the CSM as at December 31, 2024 and December 31, 2023. For insurance contracts measured using the VFA, where the change in the effect of the time value of money and financial risk not arising from the underlying items adjusts the CSM, changes in the CSM balance will affect the sensitivity of income to changes in market risk variables.

For the reasons outlined above, our sensitivities should only be viewed as indicative estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future income and OCI. Given the nature of these calculations, we cannot provide assurance that actual impacts will be consistent with the estimates provided.

6.C Liquidity Risk

Risk Description

Liquidity risk is the possibility that we will not be able to fund all cash outflow commitments and collateral requirements as they fall due. This includes the risk of being forced to sell assets at depressed prices resulting in realized losses on sale. This risk also includes restrictions on our ability to efficiently allocate capital among our subsidiaries due to various market and regulatory constraints on the movement of funds. Our funding obligations arise in connection with the payment of policyholder benefits, expenses, reinsurance settlements, asset purchases, investment commitments, interest on debt, and dividends on common and preferred shares. Sources of available cash flow include general fund premiums and deposits, investment related inflows (such as maturities, principal repayments, investment income and proceeds of asset sales), proceeds generated from financing activities, and dividends and interest payments from subsidiaries. We have various financing transactions and derivative contracts under which we may be required to pledge collateral or to make payments to our counterparties for the decline in market value of specified assets. The amount of collateral or payments required may increase under certain circumstances (such as changes to interest rates, credit spreads, equity markets or foreign exchange rates), which could adversely affect our liquidity.

Liquidity Risk Management Governance and Control

We generally maintain a conservative liquidity position and employ a wide range of liquidity risk management practices and controls, which are described below:
- Liquidity risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
- Liquidity is managed in accordance with our Asset Liability Management Policy and operating guidelines.
- Liquidity contingency plans are maintained for the management of liquidity in a liquidity event.
- Stress testing is performed by comparing liquidity coverage risk metrics under a one-month stress scenario to our policy thresholds. These liquidity coverage risk metrics are measured and managed at the enterprise and legal entity levels.
- Stress testing of our collateral is performed by comparing collateral coverage ratios to our policy thresholds.
- Cash Management and asset-liability management programs support our ability to maintain our financial position by ensuring that sufficient cash flow and liquid assets are available to cover potential funding requirements. We invest in various types of assets with a view of matching them to our liabilities of various durations.
- Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels. Actual capital levels are monitored to ensure they exceed internal targets.
- We actively manage and monitor our capital and asset levels, and the diversification and credit quality of our investments.
- Various credit facilities for general corporate purposes are maintained.

We are subject to various regulations in the jurisdictions in which we operate. The ability of SLF Inc.'s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

Based on our historical cash flows and liquidity management processes, we believe that the cash flows from our operating activities will continue to provide sufficient liquidity for us to satisfy Client obligations, service debt obligations and to pay other expenses as they fall due.

6.C.i Maturity Analysis for Insurance Contracts

The following tables present the undiscounted estimated future cash flows of insurance contract and reinsurance contract held assets and liabilities on our Consolidated Statements of Financial Position. These cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, amounts on deposit, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimated assumptions used in the determination of insurance contract and reinsurance contract held assets and liabilities. Due to the use of assumptions, actual cash flows will differ from these estimates. Amounts payable on demand, which includes amounts on deposit, dividends on deposit, outstanding claims and policyholder account values, are included in the within 1 year time band. Amounts in the table include the LIC and LRC for contracts measured using the PAA. The amounts included in the table differ from the carrying value of the portfolio mainly due to discounting and RA.

As at	Within 1 Year		1 Year to 2 Years	2 Years to 3 Years	3 Years to 4 Years	4 Years to 5 Years	Over 5 Years	Total
December 31, 2024								
Insurance contracts:								
Insurance contract assets	$	(633)	$ (332) $	(272) $	(263) $	(241) $	(3,935) $	(5,676)
Insurance contract liabilities		11,269 [1]	3,254	3,363	4,059	5,211	729,030	756,186
Net insurance contract liabilities	$	10,636	$ 2,922 $	3,091 $	3,796 $	4,970 $	725,095 $	750,510
Reinsurance contract held:								
Reinsurance contract held assets	$	(847) [1]	$ (652) $	(685) $	(707) $	(728) $	(9,405) $	(13,024)
Reinsurance contract held liabilities		110	99	101	104	107	4,769	5,290
Net reinsurance contract held assets	$	(737)	$ (553) $	(584) $	(603) $	(621) $	(4,636) $	(7,734)
December 31, 2023								
Insurance contracts:								
Insurance contract assets	$	(463)	$ (323) $	(276) $	(248) $	(225) $	(3,305) $	(4,840)
Insurance contract liabilities		11,428 [1]	3,670	3,887	4,128	4,451	556,052	583,616
Net insurance contract liabilities	$	10,965	$ 3,347 $	3,611 $	3,880 $	4,226 $	552,747 $	578,776
Reinsurance contract held:								
Reinsurance contract held assets	$	(520) [1]	$ (54) $	(69) $	(105) $	(130) $	(11,330) $	(12,208)
Reinsurance contract held liabilities		140	83	88	91	95	5,036	5,533
Net reinsurance contract held assets	$	(380)	$ 29 $	19 $	(14) $	(35) $	(6,294) $	(6,675)

[1] Includes amounts payable on demand of $5,177 (2023 — $4,800) and $(29) (2023 — $(33)) for Insurance contract liabilities and Reinsurance contract held assets, respectively.

6.C.ii Maturity Analysis — Other Financial Liabilities

The following table summarizes the contractual maturities of our significant financial liabilities and contractual commitments other than insurance contracts as at December 31, 2024 and December 31, 2023:

As at December 31,	2024					2023				
	Within 1 Year	1 Year to 3 Years	3 Years to 5 Years	Over 5 Years	Total	Within 1 Year	1 Year to 3 Years	3 Years to 5 Years	Over 5 Years	Total
Investment contract liabilities[1]	$ 6,157	$ 2,351	$ 1,413	$ 1,692	$ 11,613	$ 5,728	$ 2,518	$ 1,442	$ 1,727	$ 11,415
Senior debentures and unsecured financing[2]	2,133	28	28	519	2,708	2,347	28	28	533	2,936
Subordinated debt[2]	225	451	585	7,248	8,509	204	410	554	7,192	8,360
Bond repurchase agreements	2,840	—	—	—	2,840	2,705	—	—	—	2,705
Accounts payable and accrued expenses	10,085	—	—	—	10,085	8,665	—	—	—	8,665
Lease commitments [3]	166	262	207	421	1,056	188	319	228	534	1,269
Secured borrowings from mortgage securitization	461	758	382	380	1,981	306	885	560	535	2,286
Borrowed funds[2]	23	107	244	31	405	86	103	14	162	365
Credit facilities	2,126	—	—	—	2,126	2,330	—	—	—	2,330
Total liabilities	$24,216	$ 3,957	$ 2,859	$10,291	$41,323	$22,559	$ 4,263	$ 2,826	$10,683	$40,331
Contractual commitments:[4]										
Contractual loans, equities and mortgages	$ 1,242	$ 985	$ 576	$ 2,054	$ 4,857	$ 39	$ 1,199	$ 915	$ 2,756	$ 4,909
Total contractual commitments	$ 1,242	$ 985	$ 576	$ 2,054	$ 4,857	$ 39	$ 1,199	$ 915	$ 2,756	$ 4,909

[1] These amounts represent the undiscounted estimated cash flows of investment contract liabilities on our Consolidated Statements of Financial Position.
[2] Payments due based on maturity dates and include expected interest payments. Actual redemption of certain securities may occur sooner as some include an option for the issuer to call the security at par at an earlier date.
[3] Liabilities associated with the lease commitments are included on the Consolidated Statements of Financial Position.
[4] Contractual commitments are not reported on our Consolidated Statements of Financial Position. Additional information on these commitments is included in Note 22.

7. Insurance Risk Management

7.A Insurance Risk

Risk Description

Insurance risk is the uncertainty of product performance due to actual experience emerging differently than expected in the areas of mortality, morbidity and longevity. In addition, policyholder behaviour, product design and pricing, expense and reinsurance risks impact multiple risk categories, including insurance risk.

Insurance Risk Management Governance and Control

We employ a wide range of insurance risk management practices and controls, as outlined below:
- Insurance risk governance practices are in place, including independent monitoring and review and reporting to senior management and the Risk Committee.
- Income and regulatory capital sensitivities are monitored, managed and reported against pre-established risk appetite limits for policyholder behaviour, mortality, morbidity and longevity risks.
- Comprehensive Insurance Risk Policy, guidelines and practices are in place.
- The global underwriting manual aligns underwriting practices with our corporate risk management standards and ensures a consistent approach in insurance underwriting.
- Board-approved maximum retention limits are in place. Amounts issued in excess of these limits are reinsured.
- Detailed procedures, including criteria for approval of risks and for claims adjudication are established and monitored for each business segment.
- Underwriting and risk selection standards and procedures are established and overseen by the corporate underwriting and claims risk management function.
- Diversification and risk pooling is managed by aggregation of exposures across product lines, geography and distribution channels.
- Reinsurance is used to limit losses, minimize exposure to significant risks and to provide additional capacity for growth.
- The Insurance Risk Policy and Investment & Credit Risk Policy establish acceptance criteria and protocols to monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers.
- Reinsurance counterparty risk is monitored, including annual reporting of reinsurance exposure to the Risk Committee.
- Various limits, restrictions and fee structures are introduced into plan designs in order to establish a more homogeneous policy risk profile and limit potential for anti-selection.
- Regulatory solvency requirements include risk-based capital requirements and are monitored regularly.

- The Product Design and Pricing Policy requires detailed risk assessment and pricing provision for material risks.
- Company specific and industry level experience studies and drivers of earnings analysis are monitored and factored into valuation, renewal and new business pricing processes.
- Stress-testing techniques, such as FCT, are used to measure the effects of large and sustained adverse movements in insurance risk factors.
- Insurance contract liabilities are established in accordance with IFRS.
- Internal capital targets are established at an enterprise level to cover all risks and are above minimum regulatory and supervisory levels.

The concentration for insurance risks is monitored geographically and its adverse effect is mitigated through a diversified product portfolio, product design, underwriting standards and practices, utilizing reinsurance as well as the Company's global operation. Specific to the reinsurance risk, the concentration is measured by aggregating the exposure to each reinsurance counterparty across all Business Groups to ensure it does not exceed a predefined risk level.

Specific insurance risks and our risk management strategies are discussed below in further detail.

7.A.i Policyholder Behaviour Risk

Risk Description

Many of our products include some form of embedded policyholder option. We can incur losses due to adverse policyholder behaviour relative to the assumptions used in the pricing and valuation of products regarding lapse of policies or exercise of other embedded policy options.

Uncertainty in policyholder behaviour can arise from several sources including:
- Unexpected events in the policyholder's life circumstances;
- The general level of economic activity (whether higher or lower than expected);
- Changes in the financial and capital markets;
- Changes in pricing and availability of current products;
- The introduction of new products, changes in underwriting technology and standards;
- Changes in our financial strength or reputation.

Uncertainty in future cash flows affected by policyholder behaviour can be further exacerbated by unexpected behaviour during times of economic turbulence or at key option exercise points in the life of an insurance contract.

Policyholder Behaviour Risk Management Governance and Control

Various types of provisions are built into many of our products to reduce the impact of uncertain policyholder behaviour. These provisions include:
- Surrender charges that adjust the payout to the policyholder by taking into account prevailing market conditions.
- Limits on the amount that policyholders can surrender or borrow.
- Restrictions on the timing of policyholders' ability to exercise certain options.
- Restrictions on both the types of funds policyholders can select and the frequency with which they can change funds.

Policyholder behaviour risk is also mitigated through reinsurance on some insurance contracts.

Internal experience studies are used to monitor, review and update policyholder behaviour assumptions as needed, which could result in updates to policy liabilities.

7.A.ii Mortality and Morbidity Risk

Mortality and morbidity risk is the risk that future experience could be unfavourable relative to the assumptions used in the pricing and valuation of products.

Mortality and morbidity risk could adversely affect many of our products which introduces the potential for adverse financial results. These risks can arise in the normal course of business through random fluctuation in realized experience, through catastrophes, as a result of a pandemic, or in association with other risk factors such as product development and pricing risk. Adverse mortality and morbidity experience could also occur through systemic anti-selection, which could arise due to poor plan design, or underwriting process failure or the development of investor-owned and secondary markets for life insurance policies. Adverse morbidity experience could also occur through external events such as increases in disability claims during economic slowdowns, increases in high medical treatment costs and growth in utilization of specialty drugs.

Mortality and morbidity concentration risk is the risk of a catastrophic event that could occur in geographic locations where there is significant insurance coverage, such as natural environmental disasters (for example, earthquakes), human-made disasters (for example, acts of terrorism, military actions, and inadvertent introduction of toxic elements into the environment) as well as epidemics.

Mortality and Morbidity Risk Management Governance and Control

Concentration risk exposure is monitored on group policies in a single location. We do not have a high degree of concentration risk to single individuals or groups due to our well-diversified geographic and business mix. The largest portion of mortality risk within the Company is in North America. Individual and group insurance policies are underwritten prior to initial issue and renewals, based on risk selection, plan design, and rating techniques.

Current legislation in Canada restricts insurers from requiring policyholders to take or release the results of genetic tests. If policyholders have access to the results of genetic tests and we do not, this creates asymmetry of information between policyholders and insurers, which could adversely impact mortality and morbidity experience and policyholder behaviour. This asymmetry of information may increase as genetic testing advances and becomes more accessible, giving rise to better diagnoses of conditions where treatments are expensive or non-existent. The asymmetry of information may lead to increased anti-selection in new business underwriting. There may also be an impact on policy lapse rates where adverse genetic testing results may motivate policyholders to retain their policies resulting in higher claims payouts than assumed in the pricing and valuation of products, as well as increased insurance rates which may result in loss of new and existing policyholders.

Detailed uniform underwriting procedures have been established to determine the insurability of applicants and to manage exposure to large claims. These underwriting requirements are regularly scrutinized against industry guidelines and oversight is provided through a corporate underwriting and claim management function. We are committed to paying claims fairly and promptly in accordance with the terms of our policies. Our claims management process is designed to ensure thorough evaluation of claims.

The Insurance Risk Policy, which is approved by the Risk Committee, sets out limits on the maximum amount of insurance risk per life that may be retained. Retention limits per life vary by geographic region and amounts in excess of the Board-approved maximum retention limits are reinsured to ensure there is no exposure to unreasonable concentration of risk.
- On a single life or joint-first-to-die basis our retention limit is $40 in Canada and US$40 outside of Canada.
- For survivorship life insurance, our maximum global retention limit is $50 in Canada and US$50 outside of Canada.
- In certain markets and jurisdictions, retention levels below the maximum are applied.

Reinsurance is utilized for numerous products in most business segments, and placement is done on an automatic basis for defined insurance portfolios and on a facultative basis for individual risks with certain characteristics.

7.A.iii Longevity Risk

Risk Description

Longevity risk is the potential for losses arising from adverse changes in mortality improvement rates relative to the assumptions used in the pricing and valuation of products. This risk can manifest itself slowly over time as socioeconomic conditions improve and medical advances continue. It could also manifest itself more quickly, for example, due to medical breakthroughs that significantly extend life expectancy.

Longevity risk affects contracts where benefits or costs are based upon the likelihood of survival and higher than expected improvements in insured life expectancy could therefore increase the ultimate cost of these benefits (for example, annuities, pensions, pure endowments, some segregated funds, and specific types of health contracts), thereby requiring strengthening of policyholder liabilities and resulting in reductions in net income and capital.

Longevity Risk Management Governance and Control

To improve management of longevity risk, we monitor research in the fields that could result in a change in expected mortality improvement. Stress-testing techniques are used to measure and monitor the impact of extreme mortality improvement on the aggregate portfolio of protection and wealth products.

7.A.iv Product Design and Pricing Risk

Risk Description

Product design and pricing risk is the risk a product does not perform as expected, causing adverse financial consequences. This risk may arise from deviations in realized experience versus assumptions used in the pricing of products. Risk factors include uncertainty concerning:
- Future investment yields
- Policyholder behaviour
- Mortality and morbidity experience
- Sales levels
- Mix of business
- Expenses
- Taxes

Although some of our products permit us to increase premiums or adjust other charges and credits during the life of the policy or contract, the terms of these policies or contracts may not allow for sufficient adjustments to maintain expected profitability. This could have an adverse effect on our profitability and capital position.

Products that offer complex features, options or guarantees require increasingly complex pricing models, methods or assumptions, leading to additional levels of uncertainty.
- The risk of mis-pricing increases with the number and inherent uncertainty of assumptions needed to model a product.
- Past experience data supplemented with future trend assumptions may be poor predictors of future experience.
- Lack of experience data on new products or new Client segments increases the risk that future actual experience unfolds differently from expected assumptions.
- External environmental factors may introduce new risk factors, which were unanticipated during product design, and have an adverse result on the financial performance of the product.
- Policyholder behaviour in the future may vary from that assumed at the time the product is designed, thereby adversely affecting the product's financial performance.

Product Design and Pricing Governance and Control

Our Product Design and Pricing Policy, approved by the Risk Committee, establishes the framework governing our product design and pricing practices and is designed to align our product offerings with our strategic objectives and risk-taking philosophy. Consistent with this policy, product development, design and pricing processes have been implemented throughout the Company. New products follow a stage-gate process with defined management approvals based on the significance of the initiative. Each initiative is subject to a risk assessment process to identify key risks and risk mitigation requirements and is reviewed by multiple stakeholders. Additional governance and control procedures are listed below:

- Pricing models, methods, and assumptions are subject to periodic internal peer reviews.
- Experience studies, drivers of earnings analysis, and product dashboards are used to monitor actual experience against those assumed in pricing and valuation.
- On experience rated, participating, and adjustable products, emerging experience is reflected through changes in policyholder dividend scales as well as other policy adjustment mechanisms such as premium and benefit levels.
- Limits and restrictions may be introduced into the design of products to mitigate adverse policyholder behaviour or apply upper thresholds on certain benefits.

7.A.v Expense Risk

Risk Description

Expense risk is the risk that future expenses are higher than the assumptions used in the pricing and valuation of products. This risk can arise from:

- General economic conditions;
- Unexpected increases in inflation;
- Slower than anticipated growth;
- Changes in availability of current products; or
- Reduction in productivity leading to increases in unit expenses.

Expense risk occurs in products where we cannot or will not pass increased costs onto the policyholder and will manifest itself in the form of a liability increase or a reduction in expected future profits.

From time to time, certain products or business segments may be closed for new sales (for example, individual protection business in the U.S.). Our ability to effectively manage the run-off of business in these products or business segments introduces additional risks, such as policyholder behaviour and expense risk, that may have an adverse effect on our operations, profitability and financial position.

Expenses Risk Management Governance and Control

We closely monitor expenses through an annual budgeting process and ongoing monitoring of any expense gaps between unit expenses assumed in pricing and actual expenses.

7.A.vi Reinsurance Risk

Risk Description

We purchase reinsurance for certain risks underwritten by our various insurance businesses. Reinsurance risk is the risk of financial loss due to adverse developments in reinsurance markets (for example, discontinuance or diminution of reinsurance capacity, or an increase in the cost of reinsurance), insolvency of a reinsurer or inadequate reinsurance coverage. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, we retain primary responsibility to the policyholders.

Rates for our in-force reinsurance treaties can be either guaranteed or adjustable for the life of the ceded policy. Changes in reinsurance market conditions, including actions taken by reinsurers to increase rates on existing and new coverage and our ability to obtain appropriate reinsurance, may adversely impact the availability or cost of maintaining existing or securing new reinsurance capacity, with adverse impacts on our business strategies, profitability and financial position. There is a possibility of rate increases or renegotiation of some of the legacy reinsurance contracts by our reinsurers, as the global reinsurance industry continues to review and optimize their business models. In addition, changes to the regulatory treatment of reinsurance arrangements could have an adverse impact on our capital position.

Reinsurance Risk Management Governance and Control

We have an Insurance Risk Policy approved by the Risk Committee and an Investment & Credit Risk Policy approved by the Governance Committee, which set acceptance criteria and processes to monitor and manage the level of reinsurance ceded to any single reinsurer. These policies are regularly reviewed and approved by the relevant Board Committee to ensure the alignment with our risk appetite levels and reinsurance risk guidelines.

The policies set the acceptance criteria which verify if a reinsurer qualifies as a suitable reinsurance counterparty, having the capability, expertise, governance practices and financial capacity to assume the risks being considered. In addition, a periodic due diligence is performed on the existing reinsurance counterparties, including an internal credit assessment for reinsurance counterparties with whom we have material exposure.

The exposure to each reinsurance counterparty is monitored closely to ensure that no single reinsurance counterparty represents an undue level of credit risk and does not exceed the predefined limits. In order to diversify our reinsurance risk, there is generally more than one reinsurance counterparty supporting a reinsurance pool. A summary of the reinsurance counterparty credit risk exposures is reported annually to the Risk Committee.

To further increase the reinsurance risk control, our reinsurance agreements include provisions to allow actions to be taken, such as recapture of ceded risk (at a potential cost to the Company), in the event that the reinsurance counterparty loses its legal ability to carry on business through insolvency or regulatory action.

In case of unfavourable developments in the reinsurance markets, we also have an option to discontinue or implement changes to the new sales of our products to better manage the associated risks.

7.B Sensitivity to Changes in Non–Financial Assumptions

The following table sets out the estimated immediate impact on, or sensitivity of, the CSM and net income to certain instantaneous changes in the insurance and other non-financial assumptions used in the calculation of our insurance contract liabilities, based on a starting point and business mix as at December 31, 2024 and December 31, 2023. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The estimates are illustrative and different starting points for best estimate assumptions, CSM balances and business mix will result in different estimated sensitivities. These sensitivities represent the Company's estimate of changes in best estimate assumptions that are reasonably likely based on the Company's and/or the industry's historical experience and industry standards and best practices as at December 31, 2024 and December 31, 2023.

The impact on CSM is attributable to insurance contracts measured under the GMA and VFA. For insurance contracts measured under the GMA, the impact flows through the CSM at locked-in discount rates. For insurance contracts measured under the VFA, the impact flows through the CSM at current discount rates.

The impact on net income is attributable to any portion of the sensitivities for insurance contracts measured under the GMA and VFA that cannot be absorbed by CSM, the full impact for insurance contracts measured under the PAA, and the difference in impact between locked-in and current discount rates for insurance contracts measured under the GMA. If current discount rates are higher than locked-in rates, this generally results in a favourable impact to net income from contracts measured under the GMA.

As at December 31,	2024				2023			
	Potential impact on CSM (pre-tax)		Potential impact on net income/equity (after-tax)		Potential impact on CSM (pre-tax)		Potential impact on net income/equity (after-tax)	
Sensitivities[1]	Insurance contracts issued	Net of reinsurance contracts held	Insurance contracts issued	Net of reinsurance contracts held	Insurance contracts issued	Net of reinsurance contracts held	Insurance contracts issued	Net of reinsurance contracts held
Policyholder behaviour (10% increase / decrease, where adverse)	$ (625)	$ (800)	$ 25	$ (25)	$ (725)	$ (950)	$ 100	$ 100
Life mortality rates (2% increase)	$ (350)	$ 25	$ (50)	$ (75)	$ (425)	$ (75)	$ 25	$ (25)
Annuity mortality rates (2% decrease)	$ (200)	$ (175)	$ —	$ —	$ (175)	$ (175)	$ 25	$ —
Morbidity rates (5% incidence increase and 5% termination decrease)	$ (250)	$ (125)	$ (250)	$ (225)	$ (225)	$ (100)	$ (200)	$ (175)
Expenses (5% increase)	$ (150)	$ (150)	$ (25)	$ (25)	$ (175)	$ (175)	$ —	$ —

[1] Net income and CSM sensitivities have been rounded in increments of $25. The sensitivities exclude the impacts on the income from our joint ventures and associates in China and India, which we account for on an equity basis.

8. Other Assets

As at December 31,	2024	2023
Accounts receivable	$ 2,750	$ 2,414
Investment income due and accrued	1,163	1,124
Property and equipment	667	666
Right-of-use assets	734	785
Deferred acquisition costs[1]	157	152
Prepaid expenses	1,337	1,136
Accrued post-retirement benefit assets (Note 24)	58	50
Other	155	135
Total other assets	$ 7,021	$ 6,462

[1] Amortization of deferred acquisition cost charged to income during the year amounted to $27 in 2024 ($25 in 2023).

9. Goodwill and Intangible Assets

9.A Goodwill

Changes in the carrying amount of goodwill by reportable business segment are as follows:

	Canada	U.S.	Asset Management	Asia	Total
Balance, January 1, 2023	$ 2,607	$ 3,364	$ 2,034	$ 700	$ 8,705
Acquisitions (Note 3)	162	104	134	—	400
Disposition	(21)	—	—	—	(21)
Foreign exchange rate movements	—	(79)	(20)	(16)	(115)
Balance, December 31, 2023	$ 2,748	$ 3,389	$ 2,148	$ 684	$ 8,969
Acquisitions (Note 3)	(1)	—	—	—	(1)
Foreign exchange rate movements	—	290	140	58	488
Balance, December 31, 2024	**$ 2,747**	**$ 3,679**	**$ 2,288**	**$ 742**	**$ 9,456**

The carrying amounts of goodwill allocated to our CGUs or groups of CGUs are as follows:

As at December 31,	**2024**	2023
Canada	**$ 2,747**	$ 2,748
U.S.		
Dental	**2,479**	2,283
Group Benefits	**1,200**	1,106
Asset Management		
SLC Management	**1,748**	1,645
MFS	**540**	503
Asia	**742**	684
Total	**$ 9,456**	$ 8,969

Goodwill Impairment Testing

Goodwill acquired in business combinations is allocated to the CGUs or groups of CGUs that are expected to benefit from the synergies of the particular acquisition. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a CGU or group of CGUs falling below its carrying value. The recoverable amount is the higher of fair value less costs of disposal and value in use. We use fair value less costs of disposal as the recoverable amount. There was no impairment of goodwill in 2024 (2023 — $nil).

Valuation Techniques & Significant Assumptions

We use the best evidence of fair value less costs of disposal as the price obtainable for the sale of a CGU, or group of CGUs. Fair value less costs of disposal is initially assessed by looking at recently completed market comparable transactions. In the absence of such comparables, we use either an appraisal methodology (with market assumptions commonly used in the valuation of insurance companies or asset management companies) or a valuation multiples methodology. The fair value measurements are categorized in Level 3 of the fair value hierarchy (2023 — Level 3).

Under the appraisal methodology, fair value is assessed based on best estimates of future income, expenses, level and cost of capital over the lifetime of the policies and, where appropriate, adjusted for items such as transaction costs. The value ascribed to new business is based on sales anticipated in our business plans, sales projections for the valuation period based on reasonable growth assumptions, and anticipated levels of profitability of that new business. In calculating the value of new business, future sales are projected for 10 to 15 years. In some instances, market multiples are used to approximate the explicit projection of new business.

The discount rates applied reflect the nature of the environment for that CGU or group of CGUs. The discount rates used range from 9.50% to 10.50% after-tax (2023 — 9.50% to 12.50% after-tax). More established CGUs or groups of CGUs with a stronger brand and competitive market position use discount rates at the low end of the range and CGUs or groups of CGUs with a weaker competitive position use discount rates at the high end of the range. The capital levels used are aligned with our business objectives. Interest rate assumptions are based on prevailing market rates at the valuation date.

Under the valuation multiples methodology, fair value is assessed with reference to multiples or ratios of comparable businesses. For life insurers and asset managers, these valuation multiples and ratios may include price-to-earnings or price-to-assets-under-management measures. This assessment takes into consideration a variety of relevant factors and assumptions, including expected growth, risk, and market conditions among others. The price-to-earnings multiples used range from 10.00 to 16.00 (2023 — 10.50 to 11.50). The price-to-assets-under-management ratios used range from 1.2% to 2.0% (2023 — 1.5% to 2.0%).

Judgment is used in estimating the recoverable amounts of CGUs or groups of CGUs and the use of different assumptions and estimates could result in material adjustments to the valuation of CGUs or groups of CGUs and the size of any impairment. Any material change in the key assumptions including those for capital, discount rates, the value of new business, and expenses, as well as cash flow projections used in the determination of recoverable amounts, may result in impairment charges, which could be material.

In considering the sensitivity of the key assumptions above, management determined that there is no reasonably possible change in any of the above that would result in the recoverable amount of any of the CGUs or groups of CGUs to be less than its carrying amount.

9.B Intangible Assets

Changes in intangible assets are as follows:

	Finite life		Indefinite life	Total
	Internally generated software	Other		
Gross carrying amount				
Balance, January 1, 2023	$ 1,761	$ 3,542	$ 1,117	$ 6,420
Additions	126	261	46	433
Acquisitions	—	368	67	435
Foreign exchange rate movements	(11)	(73)	(8)	(92)
Balance, December 31, 2023	$ 1,876	$ 4,098	$ 1,222	$ 7,196
Additions	**303**	**3**	**—**	**306**
Disposals	**(21)**	**—**	**(47)**	**(68)**
Foreign exchange rate movements	**70**	**236**	**98**	**404**
Balance, December 31, 2024	**$ 2,228**	**$ 4,337**	**$ 1,273**	**$ 7,838**
Accumulated amortization and impairment losses				
Balance, January 1, 2023	$ (765)	$ (906)	$ (25)	$ (1,696)
Amortization charge for the year	(113)	(231)	—	(344)
Impairment of intangible assets	—	—	(5)	(5)
Foreign exchange rate movements	6	15	2	23
Balance, December 31, 2023	$ (872)	$ (1,122)	$ (28)	$ (2,022)
Amortization charge for the year	**(218)**	**(259)**	**—**	**(477)**
Disposals	**21**	**—**	**—**	**21**
Impairment of intangible assets[1]	**—**	**(195)**	**(6)**	**(201)**
Foreign exchange rate movements	**(37)**	**(60)**	**(4)**	**(101)**
Balance, December 31, 2024	**$ (1,106)**	**$ (1,636)**	**$ (38)**	**$ (2,780)**
Net carrying amount, end of year:				
As at December 31, 2023	$ 1,004	$ 2,976	$ 1,194	$ 5,174
As at December 31, 2024	**$ 1,122**	**$ 2,701**	**$ 1,235**	**$ 5,058**

[1] Includes an impairment charge of $186 on an intangible asset related to bancassurance in Vietnam reflecting updates resulting from changes in regulatory and macro-economic factors. The recoverable amount of $303 is based on value-in-use. The impairment is included in Operating Expenses in our Consolidated Statements of Operations.

The components of the intangible assets are as follows:

As at December 31,	2024	2023
Finite life intangible assets:		
Distribution, sales potential of field force	**$ 244**	$ 258
Client relationships and asset administration contracts	**2,457**	2,718
Internally generated software	**1,122**	1,004
Total finite life intangible assets	**3,823**	3,980
Indefinite life intangible assets:		
Fund management contracts[1] and other	**1,235**	1,194
Total indefinite life intangible assets	**1,235**	1,194
Total intangible assets	**$ 5,058**	$ 5,174

[1] Fund management contracts are attributable to Asset Management, where its competitive position in, and the stability of, its markets support their classification as indefinite life intangible assets. Fund management contracts are allocated to MFS and SLC Management CGUs with carrying values of $290 (2023 — $272) and $931 (2023 — $916), respectively.

10.A Summary and Methods and Assumptions

10.A.i Summary

We sell a variety of insurance contracts that include all forms of life, health and critical illness insurance sold to individuals and groups, annuities, and segregated fund products with guarantees. We hold reinsurance contracts that transfer mortality and other risks following internal guidelines.

Insurance contracts with direct participation features are products where investments are managed on behalf of policyholders, and investment returns less a variable fee are passed through to policyholders with the insurance benefits they receive. Insurance contracts with direct participation features are measured using the VFA, and include segregated funds, unit-linked contracts, variable universal life contracts, and most participating insurance contracts. Reinsurance contracts (both issued and held) cannot be measured using the VFA.

Insurance contracts without direct participation features are eligible to use the PAA if the coverage period is one year or less, or if the result of applying the PAA is not expected to be materially different result than applying the GMA in each reporting period over the life of the contract. Insurance contracts eligible to use the PAA include most group life and health contracts and the associated reinsurance contracts held.

Other insurance contracts are measured using the GMA. This includes most individual life and health insurance contracts and annuities and the associated reinsurance contracts held.

The Consolidated Statements of Financial Position present insurance contracts issued and reinsurance contracts held as both assets and liabilities, depending on whether the portfolio is in an asset or liability position. The disclosures in this Note are for the net insurance contract asset or liability, and net reinsurance contract held asset or liability. In addition, certain disclosures in this Note exclude assets and liabilities for contracts measured using the PAA, as indicated.

10.A.ii Methods and Assumptions

General

A group of insurance contracts is measured as the total of FCF, which is the present value of future cash flows plus the risk adjustment for non-financial risk, and, for groups measured using the GMA or VFA, the CSM. In measuring the present value of future cash flows, assumptions must be made about mortality and morbidity rates, policyholder behaviour, expenses and other factors over the life of our products, and the prevailing market view of the cost of financial risk in our products. Many of these assumptions relate to events that are anticipated to occur many years in the future. Assumptions require significant judgment and regular review and, where appropriate, revision.

The RA is the compensation we require for the uncertainty related to non-financial risk in the estimates of future cash flows. This compensation is measured by discounting cash flows from applying margins to the non-financial assumptions used in the estimate of future cash flows.

The CSM represents the unearned profit that will be recognized as insurance contract services are provided.

The methods and assumptions used in the measurement of insurance contracts are reviewed regularly and are subject to external actuarial peer review.

Present Value of Future Cash Flows

Assumptions for non-financial risk variables in the present value of future cash flows are intended to be current, neutral estimates of the expected outcome as guided by both IFRS and accepted actuarial practice in Canada. The choice of assumptions takes into account current circumstances, past experience data from our own experience or from the industry, the relationship of past to expected future experience, anti-selection, the relationship among assumptions (including those for financial risk variables), and other relevant factors.

Assumptions for financial risk variables in the present value of future cash flows are based on current observable market prices, adjusted to account for differences between the financial risk embedded in our products and those in the corresponding observed market instrument. Where no relevant market instrument is available, we use the best information available as guided by both IFRS and accepted actuarial practice in Canada.

Mortality

Mortality refers to the rates at which death occurs for defined groups of people. Mortality assumptions are generally based on the past five to ten years of experience. Our experience is combined with industry experience or experience from reinsurers where our own experience is insufficient to be statistically valid. Assumed mortality rates for life insurance and annuity contracts include assumptions about future mortality improvement based on recent trends in population mortality and our outlook for future trends.

Morbidity

Morbidity refers to the rate of being unhealthy or disabled and the rates of recovery therefrom. Most of our disability insurance is marketed on a group basis. We offer critical illness policies on an individual basis in Canada and Asia, long-term care on an individual basis in Canada, and medical stop-loss insurance is offered on a group basis in the U.S. In Canada, group morbidity assumptions are based on our five-year average experience, modified to reflect any emerging trend in recovery rates. For Canadian long-term care and critical illness insurance in Canada and Asia, assumptions are developed in collaboration with our reinsurers and are largely based on their experience. In the U.S., our experience is used for both medical stop-loss and disability assumptions, with some consideration of industry or reinsurer experience.

Policyholder Behaviour

Lapse or surrender

Policyholders may allow their policies to lapse prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by surrendering their policy for the cash surrender value. Assumptions for lapse or surrender experience on life insurance are generally based on our five-year average experience. Lapse or surrender rates vary by plan, age at issue, method of premium payment, policy duration and financial risk variables.

Premium payment patterns

For universal life contracts, it is necessary to set assumptions about premium payment patterns. Studies prepared by industry or the actuarial profession are used for products where our experience is insufficient to be statistically valid. Premium payment patterns usually vary by plan, age at issue, method of premium payment, policy duration and financial risk variables.

Expense

Future expenses directly attributable to the fulfillment of our insurance contracts include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements, and related overhead. Future expense assumptions are mainly based on our recent experience using an internal expense allocation methodology. Inflationary increases assumed in future expenses are based on long-term expectations.

Acquisition expenses directly attributable to portfolios of insurance contracts include the costs of selling, underwriting and issuing insurance contracts. For new insurance contracts measured using the GMA or VFA, actual or estimated directly attributable acquisition expenses are recognized in the initial measurement of the contract. If estimates are used, the difference between estimated and actual acquisition expenses adjusts the CSM when the group of insurance contracts is closed to new contracts.

Current Discount Rates

Current discount rates are used to discount estimates of future cash flows in determining the present value of future cash flows. Current discount rates reflect the time value of money, the characteristics of the cash flows, and the liquidity characteristics of the insurance contracts.

Current discount rates for cash flows that do not vary based on returns on underlying items

Cash flows that do not vary at all based on the returns on any underlying items are discounted at rates that reflect the timing and currency of cash flows and the liquidity characteristics of the insurance contracts.

The timing of cash flows is reflected by constructing a discount curve, so that each cash flow is discounted consistent with the timing of the cash flow. In constructing the discount curve, a portion is based on market information (the observable period) and beyond that period, the discount rates are estimated (the unobservable period). The observable period, which varies by currency, is the time period where information on risk-free interest rates is deep and liquid. In the unobservable period, risk-free rates are interpolated between the last observable point and an ultimate risk-free rate at year 70. The ultimate risk-free rate is estimated using historical averages as guided by both IFRS and accepted actuarial practice in Canada.

The currency of cash flows is reflected by using different discount curves for different currencies.

Liquidity is reflected by adding a liquidity premium to risk-free discount rates that is consistent with the liquidity characteristics of the insurance contracts. The liquidity premium in the observable period is based on the liquidity premium on assets with similar liquidity characteristics, which is estimated from the spread inherent in current market yields less a deduction for expected and unexpected credit losses. The deduction for expected and unexpected credit losses is estimated using historical rating agency data and current market conditions, and varies by asset type, quality, and duration. The liquidity premium in the unobservable period is interpolated between the last observable liquidity premium and an ultimate liquidity premium (at year 70) specific to liquid or illiquid contracts as guided by both IFRS and accepted actuarial practice in Canada.

The following table provides a weighted average summary of the discount curves used to present value cash flows that do not vary based on the returns on underlying items for all major products by business group:

As at December 31,		**2024**					2023				
		1 year	**5 years**	**10 years**	**30 years**	**Ultimate**	1 year	5 years	10 years	30 years	Ultimate
Canada	CAD	**3.92%**	**4.02%**	**4.33%**	**4.48%**	**4.95%**	5.51%	4.67%	4.59%	4.46%	4.95%
U.S.	USD	**5.32%**	**5.45%**	**5.57%**	**5.98%**	**4.95%**	5.84%	5.12%	5.04%	5.05%	4.95%
Asia	USD	**5.40%**	**5.37%**	**5.99%**	**5.76%**	**4.95%**	5.89%	5.06%	5.37%	5.48%	4.95%

Current discount rates for cash flows that vary with returns on underlying items

Discount rates for cash flows that vary directly with returns on underlying items reflect that variability. For the portion of cash flows that is a pass through of returns on underlying items to policyholders, the discount rate is such that the present value of cash flows equals the portion of the underlying items that is passed through to policyholders. For cash flows that vary, but not directly, with underlying items (e.g., financial guarantees), scenario testing may be necessary. If so, discount rates used in the scenario projections are scenario-specific and based on the projected risk-free rates in the scenario plus liquidity premiums consistent with the liquidity characteristics of the contracts being measured.

Scenario Testing

Scenario testing may be required when the relationship between cash flows and financial risk variables is non-linear, or where there are complex interdependencies among cash flows. In scenario testing of financial risk variables, future cash flows are projected for each scenario path and discounted at the scenario-specific discount rates, resulting in a present value of future cash flows for each scenario. The provision for the projected cash flows is the average of the scenario-specific values. Assumptions for non-financial risk variables are the best estimate assumptions consistent with the scenario.

Scenarios are consistent with the current market environment. Our Economic Scenario Generator calibration process produces integrated stochastic scenarios of financial risk variables (e.g., risk-free interest rates, bond fund returns, equity returns) with parameters calibrated to replicate observable market prices of financial instruments available in the market. Adjustments are made when the insurance contracts being measured are illiquid but the financial instruments to which the scenarios are calibrated to are liquid.

Risk Adjustment for Non-Financial Risk

The RA for insurance contracts issued is the compensation we require for bearing uncertainty about the amount and timing of the cash flows that arises from non-financial risk. This amount is measured as the present value of the difference between estimated future cash flows with a margin applied to non-financial assumptions and estimated future cash flows without this adjustment. Margins generally range from 5% to 20% depending on the uncertainty in the determination of the assumption. The level of uncertainty, and hence the margin chosen, varies by assumption and by line of business and other factors. Considerations that would generally lead to a choice of margin at the higher end of the range are as follows:
- The statistical credibility of our experience is too low to be the primary source of data for choosing the assumption;
- Future experience is difficult to estimate;
- The cohort of risks lacks homogeneity;
- Operational risks adversely impact the ability to estimate the assumption; or
- Past experience may not be representative of future experience and the experience may deteriorate.

Margins are generally stable over time and are revised only to reflect changes in the level of uncertainty in the assumptions. Our margins tend to be at mid-range.

The RA for reinsurance contracts held represents the amount of risk transferred to the reinsurer. This is measured as the difference between the RA on the underlying insurance contracts without reinsurance and what the RA on the underlying insurance contracts would be with reinsurance. The RA for reinsurance contracts held increases the asset or reduces the liability for reinsurance contracts held.

The RA for insurance contracts corresponds to a confidence level of approximately 85-90% overall.

Contractual Service Margin

The initial and subsequent measurement of CSM is described in Note 1. Additional detail about certain components of the measurement of CSM is provided below.

Interest accretion

For insurance contracts measured using the GMA, locked-in discount rates are used to accrete interest on the CSM. The locked-in discount rate for a group of insurance contracts is the weighted average of the current discount rates at initial recognition of the contracts in the group. For insurance contracts measured using the VFA, there is no accretion of interest. Rather, the CSM is adjusted by the change in our share of the fair value of underlying items.

Changes in FCF relating to future service

For insurance contracts measured using the GMA, locked-in discount rates are used to measure changes in FCF relating to future service. Changes in FCF relating to future service reflect changes in non-financial assumptions but not changes in assumptions related to financial risk.

For insurance contracts measured using the VFA, current discount rates are used to measure the change in FCF relating to future service. Changes in FCF relating to future service reflect both changes in non-financial assumptions and changes in assumptions related to financial risk.

Changes in FCF relating to future service include (LRC only):
- All changes related to investment component payments (including current period payments);
- Changes arising from changes in assumptions used to derive the present value of future cash flows — limited to non-financial assumptions for insurance contracts measured using the GMA;
- Changes in future cash flows arising from claims in the current period; and
- For insurance contracts measured using the GMA, changes related to discretionary cash flows on some universal life and adjustable products. Discretionary cash flows are cash flows outside the guaranteed payments to the policyholder, and are described as a spread on earned rates (in the case of some universal life contracts) and in the policy on criteria for changes to adjustable policies for adjustable policies.

CSM amortization

The amount of CSM recognized as insurance revenue in each period to reflect the insurance contract services provided for a group of contracts in the period is determined by:
- Identifying the total coverage units in the group (for services in current and future periods) — based on the quantity of insurance contract services;
- Allocating the CSM at the end of the period equally to each coverage unit in the current period and expected to be provided in the future (i.e., coverage units "unitize" the services provided); then
- Recognizing in insurance revenue the amount allocated to coverage units provided in the period.

Total coverage units for services expected to be provided in future periods is the present value of projected coverage units. The present value is measured using locked-in discount rates for groups measured using the GMA and current discount rates for groups measured using the VFA.

The coverage unit for a group is based on the nature of the insurance contract services provided. Insurance contract services comprise services for providing insurance coverage and, for some contracts, investment-return or investment-related services. It does not include services related to performing functions such as claims adjudication. Where more than one type of service is provided to insurance contracts in a group, the coverage unit reflects the primary service provided.

For insurance contracts measured using the VFA, coverage units are based on the policyholder's account value or the policyholders' share of the fair value of underlying items. For insurance contracts measured using the GMA, coverage units are based on the expected claim amount (excluding any investment component) for life and health insurance contracts, and the payment due in a period for annuity contracts.

For reinsurance contracts held, CSM amortization reflects the services received in the period.

10.B Changes in Insurance Contracts

10.B.i Changes in Insurance Contracts Issued and Reinsurance Contracts Held Net Asset or Liability

The following tables show the changes in the net assets or liabilities for insurance contracts issued and reinsurance contracts held, excluding insurance contract liabilities for account of segregated fund holders. Changes in the liabilities for insurance contract liabilities for account of segregated fund holders are provided in Note 21. Total insurance contract liabilities, including Insurance contract liabilities for account of segregated fund holders, are $167,366 as at December 31, 2024 (December 31, 2023 — $154,710).

Insurance Contracts Issued By Measurement Component

The following table shows the changes in net liabilities for insurance contracts issued by measurement component:

For the years ended and as at December 31,	2024				2023			
	Estimates of PV of future cash flows	Risk adjustment	CSM	Total	Estimates of PV of future cash flows	Risk adjustment	CSM	Total
Insurance contracts, beginning of year:								
Insurance contract liabilities — non-PAA	$ 99,420	$ 7,388	$ 11,597	$118,405	$ 96,623	$ 6,847	$ 10,901	$ 114,371
Insurance contract liabilities — PAA	16,436	828	—	17,264	16,087	836	—	16,923
Insurance contract assets — non-PAA	(578)	146	248	(184)	(195)	51	69	(75)
Insurance contract assets — PAA	—	—	—	—	—	—	—	—
Net balances, beginning of year	**$ 115,278**	**$ 8,362**	**$ 11,845**	**$135,485**	$ 112,515	$ 7,734	$ 10,970	$ 131,219
Changes related to current service:								
CSM recognized for services provided	—	—	(1,117)	(1,117)	—	—	(923)	(923)
Risk adjustment recognized for non-financial risk expired	—	(596)	—	(596)	—	(545)	—	(545)
Income taxes specifically chargeable to the policyholder	(26)	—	—	(26)	(5)	—	—	(5)
Experience adjustments	176	—	—	176	169	—	—	169
Total changes related to current service	150	(596)	(1,117)	(1,563)	164	(545)	(923)	(1,304)
Changes related to future service:								
Changes in estimates that adjust CSM[1]	(508)	34	474	—	(1,206)	292	914	—
Changes in estimates that do not adjust CSM (losses on onerous groups and reversals of such losses)	81	72	—	153	33	9	—	42
Contracts initially recognized in the year	(1,859)	530	1,448	119	(1,702)	513	1,259	70
Total changes related to future service	(2,286)	636	1,922	272	(2,875)	814	2,173	112
Changes related to past service — Adjustments to FCF for incurred claims	8	(2)	—	6	(39)	(12)	—	(51)
Insurance service result	(2,128)	38	805	(1,285)	(2,750)	257	1,250	(1,243)
Insurance finance (income) expenses from insurance contracts issued	4,149	290	(97)	4,342	8,131	525	(8)	8,648
Total changes recognized in income	2,021	328	708	3,057	5,381	782	1,242	7,405
Foreign currency translation	3,524	235	475	4,234	(898)	(54)	(106)	(1,058)
Total changes recognized in income and OCI	5,545	563	1,183	7,291	4,483	728	1,136	6,347
Cash flows:								
Premiums received	16,055	—	—	16,055	14,798	—	—	14,798
Amounts paid to policyholders and other insurance service expenses paid	(13,138)	—	—	(13,138)	(11,809)	—	—	(11,809)
Insurance acquisition cash flows	(1,257)	—	—	(1,257)	(2,034)	—	—	(2,034)
Fees received from segregated funds	419	—	—	419	422	—	—	422
Other	1,096	—	—	1,096	393	—	—	393
Total cash flows	3,175	—	—	3,175	1,770	—	—	1,770
Dispositions (Note 3)	—	—	—	—	(3,885)	(92)	(261)	(4,238)
Contracts modified[1]	—	—	—	—	46	—	—	46
Changes in PAA balance	925	38	—	963	349	(8)	—	341
Net balances, end of year	**$ 124,923**	**$ 8,963**	**$ 13,028**	**$146,914**	$ 115,278	$ 8,362	$ 11,845	$135,485
Insurance contracts, end of year:								
Insurance contract liabilities — non-PAA[2]	$ 108,232	$ 7,948	$ 12,733	$128,913	$ 99,420	$ 7,388	$ 11,597	$118,405
Insurance contract liabilities — PAA	17,490	866	—	18,356	16,436	828	—	17,264
Insurance contract assets — non-PAA	(670)	149	295	(226)	(578)	146	248	(184)
Insurance contract assets — PAA	(129)	—	—	(129)	—	—	—	—
Net balances, end of year	**$ 124,923**	**$ 8,963**	**$ 13,028**	**$146,914**	$ 115,278	$ 8,362	$ 11,845	$135,485

[1] Reflective of a contract modification in 2023, resulting in the recognition of CSM related to a health contract in Asia Hong Kong.

[2] Includes liabilities of $(325) as at December 31, 2024 (December 31, 2023 — $(105)) for segregated fund insurance contracts that are not backed by the related Investments for account of segregated fund holders.

Insurance Contracts Issued By Remaining Coverage and Incurred Claims

The following table shows the changes in net liabilities for remaining coverage and incurred claims for insurance contracts issued:

For the year ended and as at December 31, 2024	Liability for remaining coverage — Excluding loss component	Loss component	Liability for incurred claims — Contracts not using PAA	Contracts using PAA — Estimates of PV of future cash flows	Risk Adjustment	Total
Insurance contract liabilities, beginning of year	$ 117,440	$ 358	$ 1,195	$ 15,848	$ 828	$ 135,669
Insurance contract assets, beginning of year	2,516	—	(2,700)	—	—	(184)
Net balances, beginning of year	$ 119,956	$ 358	$ (1,505)	$ 15,848	$ 828	$ 135,485
Insurance revenue	(22,637)	—	—	—	—	(22,637)
Insurance service expenses:						
Incurred claims and other expenses	—	(57)	5,075	14,897	248	20,163
Amortization of insurance acquisition cash flows	341	—	—	—	—	341
Changes related to future service (losses on onerous groups and reversals of such losses)	—	266	—	—	—	266
Changes related to past service (changes in FCF related to liability for incurred claims)	—	—	59	(2,208)	(248)	(2,397)
Total insurance service expenses	341	209	5,134	12,689	—	18,373
Insurance service result	(22,296)	209	5,134	12,689	—	(4,264)
Insurance finance (income) expenses	4,262	17	70	755	35	5,139
Total changes recognized in income	(18,034)	226	5,204	13,444	35	875
Foreign currency translation	4,262	5	(115)	490	3	4,645
Total changes recognized in income and OCI	(13,772)	231	5,089	13,934	38	5,520
Cash flows:						
Premiums received	34,027	—	—	—	—	34,027
Amounts paid to policyholders and other insurance service expenses paid	—	—	(13,138)	(15,305)	—	(28,443)
Insurance acquisition cash flows	(1,259)	—	—	—	—	(1,259)
Fees received from segregated funds	419	—	—	—	—	419
Other	1,413	—	(299)	51	—	1,165
Total cash flows	34,600	—	(13,437)	(15,254)	—	5,909
Investment component excluded from insurance revenue and insurance service expense	(10,924)	—	8,349	2,575	—	—
Net balances, end of year	$ 129,860	$ 589	$ (1,504)	$ 17,103	$ 866	$ 146,914
Insurance contract liabilities, end of year	$ 127,878	$ 579	$ 1,077	$ 16,869	$ 866	$ 147,269
Insurance contract assets, end of year	1,982	10	(2,581)	234	—	(355)
Net balances, end of year	$ 129,860	$ 589	$ (1,504)	$ 17,103	$ 866	$ 146,914

For the year ended and as at December 31, 2023	Liability for remaining coverage		Liability for incurred claims			
	Excluding loss component	Loss component	Contracts not using PAA	Contracts using PAA		Total
				Estimates of PV of future cash flows	Risk Adjustment	
Insurance contract liabilities, beginning of year	$ 113,237	$ 185	$ 1,803	$ 15,233	$ 836	$ 131,294
Insurance contract assets, beginning of year	(118)	19	24	—	—	(75)
Net balances, beginning of year	$ 113,119	$ 204	$ 1,827	$ 15,233	$ 836	$ 131,219
Insurance revenue	(21,356)	—	—	—	—	(21,356)
Insurance service expenses:						
Incurred claims and other expenses	—	23	4,919	11,806	105	16,853
Amortization of insurance acquisition cash flows	202	—	—	—	—	202
Changes related to future service (losses on onerous groups and reversals of such losses)	—	126	—	—	—	126
Changes related to past service (changes in FCF related to liability for incurred claims)	—	—	(51)	309	(163)	95
Total insurance service expenses	202	149	4,868	12,115	(58)	17,276
Insurance service result	(21,154)	149	4,868	12,115	(58)	(4,080)
Insurance finance (income) expenses	8,652	7	(31)	994	53	9,675
Total changes recognized in income	(12,502)	156	4,837	13,109	(5)	5,595
Foreign currency translation	(1,071)	(2)	43	(161)	(3)	(1,194)
Total changes recognized in income and OCI	(13,573)	154	4,880	12,948	(8)	4,401
Cash flows:						
Premiums received	31,876	—	—	—	—	31,876
Amounts paid to policyholders and other insurance service expenses paid	—	—	(11,878)	(14,078)	—	(25,956)
Insurance acquisition cash flows	(2,061)	—	—	—	—	(2,061)
Fees received from segregated funds	422	—	—	—	—	422
Other	794	—	(428)	27	—	393
Total cash flows	31,031	—	(12,306)	(14,051)	—	4,674
Investment component excluded from insurance revenue and insurance service expense	(9,443)	—	7,164	2,279	—	—
Dispositions (Note 3)	(1,178)	—	(3,070)	(561)	—	(4,809)
Net balances, end of year	$ 119,956	$ 358	$ (1,505)	$ 15,848	$ 828	$ 135,485
Insurance contract liabilities, end of year	$ 117,440	$ 358	$ 1,195	$ 15,848	$ 828	$ 135,669
Insurance contract assets, end of year	2,516	—	(2,700)	—	—	(184)
Net balances, end of year	$ 119,956	$ 358	$ (1,505)	$ 15,848	$ 828	$ 135,485

Reinsurance Contracts Held By Measurement Component

The following table shows the changes in net assets for reinsurance contracts held by measurement component:

For the years ended and as at December 31,	2024				2023			
	Estimates of PV of future cash flows	Risk adjustment	CSM	Total	Estimates of PV of future cash flows	Risk adjustment	CSM	Total
Reinsurance contract held, beginning of year:								
Reinsurance contract held assets — non-PAA	$ 3,848	$ 1,431	$ 174	$ 5,453	$ 4,061	$ 1,450	$ 163	$ 5,674
Reinsurance contract held assets — PAA	324	17	—	341	440	1	—	441
Reinsurance contract held liabilities — non-PAA	(2,355)	847	(115)	(1,623)	(2,275)	771	(58)	(1,562)
Reinsurance contract held liabilities — PAA	—	—	—	—	(49)	8	—	(41)
Net balances, beginning of year	$ 1,817	$ 2,295	$ 59	$ 4,171	$ 2,177	$ 2,230	$ 105	$ 4,512
Changes related to current service:								
CSM recognized for services received	—	—	18	18	—	—	(4)	(4)
Risk adjustment recognized for non-financial risk expired	—	(174)	—	(174)	—	(148)	—	(148)
Experience adjustments	151	—	—	151	137	—	—	137
Total changes related to current service	151	(174)	18	(5)	137	(148)	(4)	(15)
Changes related to future service:								
Changes in estimates that adjust CSM	490	(130)	(360)	—	68	(52)	(16)	—
Loss recoveries at initial recognition of onerous underlying contracts	—	—	44	44	—	—	35	35
Changes in estimates that relate to losses and reversals of losses on groups of underlying contracts	113	1	(47)	67	(6)	23	(4)	13
Contracts initially recognized in the year	(56)	120	(64)	—	(45)	102	(57)	—
Total changes related to future service	547	(9)	(427)	111	17	73	(42)	48
Changes related to past service — Adjustments to FCF for incurred claims	7	4	—	11	(38)	(9)	—	(47)
Reinsurance contract held net income (expense)	705	(179)	(409)	117	116	(84)	(46)	(14)
Insurance finance income (expenses) from reinsurance contracts held	(139)	192	(1)	52	(120)	164	1	45
Total changes recognized in income	566	13	(410)	169	(4)	80	(45)	31
Foreign currency translation	286	51	13	350	(81)	(14)	(2)	(97)
Total changes recognized in income and OCI	852	64	(397)	519	(85)	66	(47)	(66)
Cash flows:								
Premiums paid	1,407	—	—	1,407	1,525	—	—	1,525
Amounts recovered from reinsurers	(1,508)	—	—	(1,508)	(1,434)	—	—	(1,434)
Other	(164)	—	—	(164)	(279)	—	—	(279)
Total cash flows	(265)	—	—	(265)	(188)	—	—	(188)
Dispositions (Note 3)	—	—	—	—	(25)	(9)	1	(33)
Contracts modified	—	—	—	—	5	—	—	5
Changes in PAA balance	68	—	—	68	(67)	8	—	(59)
Net balances, end of year	$ 2,472	$ 2,359	$ (338)	$ 4,493	$ 1,817	$ 2,295	$ 59	$ 4,171
Reinsurance contract held, end of year:								
Reinsurance contract held assets — non-PAA	$ 4,292	$ 1,487	$ 130	$ 5,909	$ 3,848	$ 1,431	$ 174	$ 5,453
Reinsurance contract held assets — PAA	392	17	—	409	324	17	—	341
Reinsurance contract held liabilities — non-PAA	(2,212)	855	(468)	(1,825)	(2,355)	847	(115)	(1,623)
Reinsurance contract held liabilities — PAA	—	—	—	—	—	—	—	—
Net balances, end of year	$ 2,472	$ 2,359	$ (338)	$ 4,493	$ 1,817	$ 2,295	$ 59	$ 4,171

Reinsurance Contracts Held By Remaining Coverage and Incurred Claims

The following table shows the changes in net assets for remaining coverage and incurred claims for reinsurance contracts held:

For the year ended and as at December 31, 2024	Asset for remaining coverage — Excluding loss–recovery component	Asset for remaining coverage — Loss–recovery component	Asset for incurred claims — Contracts not using PAA	Asset for incurred claims, Contracts using PAA — Estimates of PV of future cash flows	Asset for incurred claims, Contracts using PAA — Risk Adjustment	Total
Reinsurance contract held assets, beginning of year	$ 5,019	$ 56	$ 383	$ 319	$ 17	$ 5,794
Reinsurance contract held liabilities, beginning of year	(1,599)	2	(26)	—	—	(1,623)
Net balances, beginning of year	$ 3,420	$ 58	$ 357	$ 319	$ 17	$ 4,171
Reinsurance contract held net income (expense) excluding changes in risk of non-performance by the reinsurer	(2,064)	92	1,339	717	1	85
Changes in the risk of non-performance by the reinsurer	2	—	(2)	—	—	—
Reinsurance contract held net income (expense)	(2,062)	92	1,337	717	1	85
Insurance finance income (expenses) from reinsurance contracts held	41	5	7	(1)	(1)	51
Total changes recognized in income	(2,021)	97	1,344	716	—	136
Foreign currency translation	310	—	38	20	—	368
Total changes recognized in income and OCI	(1,711)	97	1,382	736	—	504
Cash flows:						
Premiums paid	2,179	—	—	—	—	2,179
Amounts recovered from reinsurers	—	—	(1,508)	(705)	—	(2,213)
Other	(322)	—	171	3	—	(148)
Total cash flows	1,857	—	(1,337)	(702)	—	(182)
Investment component excluded from reinsurance contract held net income (expense)	(60)	—	32	28	—	—
Net balances, end of year	$ 3,506	$ 155	$ 434	$ 381	$ 17	$ 4,493
Reinsurance contract held assets, end of year	$ 5,403	$ 153	$ 364	$ 381	$ 17	$ 6,318
Reinsurance contract held liabilities, end of year	(1,897)	2	70	—	—	(1,825)
Net balances, end of year	$ 3,506	$ 155	$ 434	$ 381	$ 17	$ 4,493

For the year ended and as at December 31, 2023	Asset for remaining coverage		Asset for incurred claims			
				Contracts using PAA		
	Excluding loss-recovery component	Loss-recovery component	Contracts not using PAA	Estimates of PV of future cash flows	Risk Adjustment	Total
Reinsurance contract held assets, beginning of year	$ 4,894	$ 18	$ 752	$ 450	$ 1	$ 6,115
Reinsurance contract held liabilities, beginning of year	(1,501)	—	(40)	(70)	8	(1,603)
Net balances, beginning of year	$ 3,393	$ 18	$ 712	$ 380	$ 9	$ 4,512
Reinsurance contract held net income (expense) excluding changes in risk of non-performance by the reinsurer	(1,994)	38	1,300	580	7	(69)
Changes in the risk of non-performance by the reinsurer	24	—	(24)	—	—	—
Reinsurance contract held net income (expense)	(1,970)	38	1,276	580	7	(69)
Insurance finance income (expenses) from reinsurance contracts held	23	2	8	25	1	59
Total changes recognized in income	(1,947)	40	1,284	605	8	(10)
Foreign currency translation	(67)	—	(82)	(22)	—	(171)
Total changes recognized in income and OCI	(2,014)	40	1,202	583	8	(181)
Cash flows:						
Premiums paid	2,268	—	—	—	—	2,268
Amounts recovered from reinsurers	—	—	(1,549)	(562)	—	(2,111)
Other	(165)	—	(30)	(2)	—	(197)
Total cash flows	2,103	—	(1,579)	(564)	—	(40)
Investment component excluded from reinsurance contract held net income (expense)	(69)	—	44	25	—	—
Dispositions (Note 3)	7	—	(22)	(105)	—	(120)
Net balances, end of year	$ 3,420	$ 58	$ 357	$ 319	$ 17	$ 4,171
Reinsurance contract held assets, end of year	$ 5,019	$ 56	$ 383	$ 319	$ 17	$ 5,794
Reinsurance contract held liabilities, end of year	(1,599)	2	(26)	—	—	(1,623)
Net balances, end of year	$ 3,420	$ 58	$ 357	$ 319	$ 17	$ 4,171

10.B.ii CSM Movement Analysis

Insurance Contracts Issued

The following table shows the changes in CSM by reportable segment for insurance contracts issued:

For the year ended and as at December 31, 2024	Canada	U.S.	Asia	Corporate	Total
Net balances, beginning of year	$ 6,062	$ 1,162	$ 4,621	$ —	$ 11,845
Changes recognized in income and OCI:					
CSM recognized for services provided	(493)	(118)	(506)	—	(1,117)
Changes in estimates that adjust CSM	(1)	(101)	576	—	474
Contracts initially recognized in the year	512	—	936	—	1,448
Insurance finance (income) expenses from insurance contracts issued	(128)	10	21	—	(97)
Foreign currency translation	—	89	386	—	475
Net balances, end of year	$ 5,952	$ 1,042	$ 6,034	$ —	$ 13,028

For the year ended and as at December 31, 2023	Canada	U.S.	Asia	Corporate	Total
Net balances, beginning of year	$ 5,481	$ 1,296	$ 3,811	$ 382	$ 10,970
Changes recognized in income and OCI:					
CSM recognized for services provided	(432)	(116)	(365)	(10)	(923)
Changes in estimates that adjust CSM	492	(128)	555	(5)	914
Contracts initially recognized in the year	552	—	707	—	1,259
Insurance finance (income) expenses from insurance contracts issued	(31)	20	4	(1)	(8)
Foreign currency translation	—	(29)	(91)	14	(106)
Dispositions	—	119	—	(380)	(261)
Net balances, end of year	$ 6,062	$ 1,162	$ 4,621	$ —	$ 11,845

Reinsurance Contracts Held

The following table shows the changes in CSM by reportable segment for reinsurance contracts held:

For the year ended and as at December 31, 2024	Canada	U.S.	Asia	Corporate	Total
Net balances, beginning of year	$ 32	$ 9	$ 18	$ —	$ 59
Changes recognized in income and OCI:					
CSM recognized for services received	26	(5)	(3)	—	18
Changes in estimates that adjust CSM	(529)	151	18	—	(360)
Loss recoveries at initial recognition of onerous underlying contracts	43	—	1	—	44
Changes in estimates that relate to losses and reversals of losses on groups of underlying contracts	(46)	—	(1)	—	(47)
Contracts initially recognized in the year	(82)	—	18	—	(64)
Insurance finance income (expenses) from reinsurance contracts held	(4)	2	1	—	(1)
Foreign currency translation	—	9	4	—	13
Net balances, end of year	$ (560)	$ 166	$ 56	$ —	$ (338)

For the year ended and as at December 31, 2023	Canada	U.S.	Asia	Corporate	Total
Net balances, beginning of year	$ (20)	$ 128	$ (7)	$ 4	$ 105
Changes recognized in income and OCI:					
CSM recognized for services received	—	(7)	1	2	(4)
Changes in estimates that adjust CSM	78	(113)	26	(7)	(16)
Loss recoveries at initial recognition of onerous underlying contracts	34	—	1	—	35
Changes in estimates that relate to losses and reversals of losses on groups of underlying contracts	(3)	—	(1)	—	(4)
Contracts initially recognized in the year	(57)	—	—	—	(57)
Insurance finance income (expenses) from reinsurance contracts held	—	1	—	—	1
Foreign currency translation	—	—	(2)	—	(2)
Dispositions	—	—	—	1	1
Net balances, end of year	$ 32	$ 9	$ 18	$ —	$ 59

10.B.iii Analysis of Insurance Revenue

Insurance revenue in the Consolidated Statements of Operations consists of the following:

For the years ended	Canada	U.S	Asia	Corporate	Total
December 31, 2024					
For contracts not measured using the PAA:					
Amounts relating to changes in liabilities for remaining coverage:					
Expected claims and other expenses[1]	$ 3,084	$ 1,112	$ 637	$ 9	$ 4,842
Release of risk adjustment[1]	353	61	182	—	596
CSM recognized for services provided	493	118	506	—	1,117
Income taxes specifically chargeable to the policyholder	(6)	—	32	—	26
Amortization of insurance acquisition cash flows	190	—	151	—	341
Total insurance revenue for contracts not measured using the PAA	4,114	1,291	1,508	9	6,922
For contracts measured using the PAA:					
Insurance revenue	4,664	11,005	46	—	15,715
Total insurance revenue	$ 8,778	$ 12,296	$ 1,554	$ 9	$ 22,637
December 31, 2023					
For contracts not measured using the PAA:					
Amounts relating to changes in liabilities for remaining coverage:					
Expected claims and other expenses[1]	$ 2,924	$ 1,092	$ 655	$ 68	$ 4,739
Release of risk adjustment[1]	344	32	162	7	545
CSM recognized for services provided	432	116	365	10	923
Income taxes specifically chargeable to the policyholder	5	—	—	—	5
Amortization of insurance acquisition cash flows	90	—	112	—	202
Total insurance revenue for contracts not measured using the PAA	3,795	1,240	1,294	85	6,414
For contracts measured using the PAA:					
Insurance revenue	4,370	10,481	91	—	14,942
Total insurance revenue	$ 8,165	$ 11,721	$ 1,385	$ 85	$ 21,356

[1] Expected claims and other expenses excludes investment components and amounts allocated to the loss component. Release of risk adjustment excludes amounts allocated to the loss component and amounts related to changes in the time value of money, which are recognized in Insurance finance income (expenses).

10.B.iv Contracts initially Recognized in the Period

The tables in this section illustrate the effect on the Consolidated Statements of Financial Position of insurance contracts initially recognized during the period, excluding contracts measured using the PAA.

Insurance Contracts Issued

For the year ended December 31, 2024	Canada	U.S.	Asia	Corporate	Total
Contracts initially recognized in the period (excluding acquisitions):					
Amounts related to all contracts initially recognized:					
Estimates of present value of future cash inflows	$ (9,182)	$ —	$ (8,539)	$ —	$ (17,721)
Estimates of present value of future cash outflows:					
Insurance acquisition cash flows	1,033	—	1,744	—	2,777
Other cash outflows	7,456	—	5,629	—	13,085
Risk adjustment	293	—	237	—	530
CSM	512	—	936	—	1,448
Total contracts initially recognized in the period (excluding acquisitions)	$ 112	$ —	$ 7	$ —	$ 119
Amounts related to onerous contracts included in total contracts above:					
Estimates of present value of future cash inflows	$ (1,186)	$ —	$ (92)	$ —	$ (1,278)
Estimates of present value of future cash outflows:					
Insurance acquisition cash flows	101	—	21	—	122
Other cash outflows	1,076	—	70	—	1,146
Risk adjustment	121	—	8	—	129
Total onerous contracts	$ 112	$ —	$ 7	$ —	$ 119
For the year ended December 31, 2023	Canada	U.S.	Asia	Corporate	Total
Contracts initially recognized in the period (excluding acquisitions):					
Amounts related to all contracts initially recognized:					
Estimates of present value of future cash inflows	$ (9,564)	$ —	$ (6,181)	$ —	$ (15,745)
Estimates of present value of future cash outflows:					
Insurance acquisition cash flows	1,009	—	1,277	—	2,286
Other cash outflows	7,804	—	3,953	—	11,757
Risk adjustment	260	—	253	—	513
CSM	552	—	707	—	1,259
Total contracts initially recognized in the period (excluding acquisitions)	$ 61	$ —	$ 9	$ —	$ 70
Amounts related to onerous contracts included in total contracts above:					
Estimates of present value of future cash inflows	$ (1,978)	$ —	$ (129)	$ —	$ (2,107)
Estimates of present value of future cash outflows:					
Insurance acquisition cash flows	77	—	25	—	102
Other cash outflows	1,845	—	108	—	1,953
Risk adjustment	117	—	5	—	122
Total onerous contracts	$ 61	$ —	$ 9	$ —	$ 70

Reinsurance Contracts Held

For the year ended December 31, 2024	Canada	U.S.	Asia	Corporate	Total
Contracts initially recognized in the period (excluding acquisitions):					
Amounts related to all contracts initially recognized:					
Estimates of present value of future cash inflows	$ 275	$ —	$ 289	$ —	$ 564
Estimates of present value of future cash outflows:					
Premiums and other expenses	(275)	—	(345)	—	(620)
Risk adjustment	82	—	38	—	120
CSM	(82)	—	18	—	(64)
Total contracts initially recognized in the period (excluding acquisitions)	$ —	$ —	$ —	$ —	$ —
Amounts related to contracts initially recognized in the period with a loss recovery component included in total contracts above:					
Estimates of present value of future cash inflows	$ 155	$ —	$ 3	$ —	$ 158
Estimates of present value of future cash outflows:					
Premiums and other expenses	(145)	—	(3)	—	(148)
Risk adjustment	56	—	—	—	56
CSM	(66)	—	—	—	(66)
Total reinsurance contracts held with a loss recovery component	$ —	$ —	$ —	$ —	$ —
Loss recoveries at initial recognition of onerous underlying contracts	$ 43	$ —	$ 1	$ —	$ 44
For the year ended December 31, 2023	Canada	U.S.	Asia	Corporate	Total
Contracts initially recognized in the period (excluding acquisitions):					
Amounts related to all contracts initially recognized:					
Estimates of present value of future cash inflows	$ 264	$ —	$ 85	$ —	$ 349
Estimates of present value of future cash outflows:					
Premiums and other expenses	(277)	—	(117)	—	(394)
Risk adjustment	70	—	32	—	102
CSM	(57)	—	—	—	(57)
Total contracts initially recognized in the period (excluding acquisitions)	$ —	$ —	$ —	$ —	$ —
Amounts related to contracts initially recognized in the period with a loss recovery component included in total contracts above:					
Estimates of present value of future cash inflows	$ 148	$ —	$ 1	$ —	$ 149
Estimates of present value of future cash outflows:					
Premiums and other expenses	(147)	—	(1)	—	(148)
Risk adjustment	45	—	—	—	45
CSM	(46)	—	—	—	(46)
Total reinsurance contracts held with a loss recovery component	$ —	$ —	$ —	$ —	$ —
Loss recoveries at initial recognition of onerous underlying contracts	$ 34	$ —	$ 1	$ —	$ 35

10.B.v Impact of Method and Assumption Changes

Impacts of method and assumption changes on insurance contracts, are as follows:

For the year ended December 31, 2024	Income impact	Deferred in CSM	Description
Mortality / Morbidity	$ (79)	$ 206	Updates to reflect mortality and morbidity experience in all jurisdictions. The largest items were favourable mortality impacts in Group Retirement Services and Individual Wealth in Canada, and the Philippines in Asia. These were partially offset by an unfavourable mortality impact in Individual Insurance in Canada.
Policyholder behaviour	(74)	(152)	Updates to reflect lapse and policyholder behaviour in all jurisdictions. The largest items were an adverse lapse impact in In-force Management in the U.S. and in Vietnam in Asia.
Expense	(36)	(26)	Updates to expenses in all jurisdictions.
Financial	10	62	Updates to various financial related assumptions.
Modelling enhancements and other	265	(60)	Various enhancements and methodology changes. The largest items were the favourable impact of refinements in the International and Hong Kong blocks in Asia, offset by the impact of a new reinsurance treaty in In-force Management in the U.S. that was favourable to net income but unfavourable to CSM.
Total (pre-tax)	$ 86	$ 30	

For the year ended December 31, 2023	Income impact	Deferred in CSM	Description
Mortality / Morbidity	$ (115)	$ 179	Updates to reflect mortality/morbidity experience in all jurisdictions. The largest items were favourable mortality impacts in the UK Annuities in the U.S and Group Retirement Services in Canada. These were offset partially by adverse mortality in In-force Management in the U.S. Mortality updates impacting CSM favourably are funded at locked-in rates that are lower than current rates resulting in a negative net income impact. Additionally, favourable morbidity impacts in Group Benefits in the U.S. were largely offset by unfavourable morbidity updates in Sun Life Health in Canada.
Policyholder behaviour	(75)	(274)	Updates to reflect lapse and policyholder behaviour in all jurisdictions. The largest items were an adverse lapse impact in Individual Term and Universal Life in Canada, and in International, Hong Kong and Vietnam in Asia.
Expense	10	(171)	Updates to reflect higher costs related to IFRS 17 infrastructure and higher cost in Canada.
Financial	163	202	Updates to various financial related assumptions including the ultimate risk-free rate.
Modelling enhancements and other	107	382	Various enhancements and methodology changes. The largest items were favourable impacts from refinements to the modelling of guarantees for the Individual Par in Canada and International Universal Life in Asia, as well as modelling enhancements in Vietnam in Asia offset partially by a refinement in Group in Canada and to reinsurance and other provisions in Hong Kong in Asia.
Total (pre-tax)	$ 90	$ 318	

10.C Expectation of When CSM Will Be Recognized in Income

Insurance Contracts Issued

The following tables illustrate the expected timing of CSM amortization into Insurance revenue for insurance contracts issued:

	Canada	U.S.	Asia	Corporate	Total
As at December 31, 2024					
Within 1 year	$ 450	$ 104	$ 497	$ —	$ 1,051
1-3 years	805	180	883	—	1,868
3-5 years	692	149	750	—	1,591
5-10 years	1,325	266	1,382	—	2,973
Over 10 years	2,680	343	2,522	—	5,545
Total	$ 5,952	$ 1,042	$ 6,034	$ —	$ 13,028
As at December 31, 2023					
Within 1 year	$ 476	$ 112	$ 387	$ —	$ 975
1-3 years	848	194	677	—	1,719
3-5 years	726	162	571	—	1,459
5-10 years	1,378	294	1,075	—	2,747
Over 10 years	2,634	400	1,911	—	4,945
Total	$ 6,062	$ 1,162	$ 4,621	$ —	$ 11,845

Reinsurance Contracts Held

The following tables illustrate the expected timing of CSM amortization into net income (expense) for reinsurance contracts held:

	Canada	U.S.	Asia	Corporate	Total
As at December 31, 2024					
Within 1 year	$ 52	$ (15)	$ (5)	$ —	$ 32
1-3 years	92	(26)	(9)	—	57
3-5 years	77	(22)	(8)	—	47
5-10 years	138	(42)	(14)	—	82
Over 10 years	201	(61)	(20)	—	120
Total	$ 560	$ (166)	$ (56)	$ —	$ 338
As at December 31, 2023					
Within 1 year	$ (2)	$ (3)	$ (1)	$ —	$ (6)
1-3 years	(3)	(4)	(2)	—	(9)
3-5 years	(3)	(3)	(2)	—	(8)
5-10 years	(7)	(2)	(4)	—	(13)
Over 10 years	(17)	3	(9)	—	(23)
Total	$ (32)	$ (9)	$ (18)	$ —	$ (59)

10.D CSM and Insurance Revenue by Transition Method

Insurance Contracts Issued

The following table shows the reconciliations of the CSM and the amount of insurance revenue recognized separately for insurance contracts issued that existed at the transition date to which the fair value transition approach was applied as described in Note 1. The reconciliation of the CSM for all other contracts is for contracts issued after the transition date that are not measured using the PAA. Insurance revenue for all other contracts includes contracts issued after the transition date as well as all revenue from all contracts measured using the PAA.

For the years ended December 31,	2024		2023	
	Fair value at Transition	All other contracts	Fair value at Transition	All other contracts
Contractual Service Margin:				
Balances, beginning of year	$ 9,701	$ 2,144	$ 10,205	$ 765
Changes related to current service:				
CSM recognized for services provided	(906)	(211)	(822)	(101)
Changes related to future service:				
Changes in estimates that adjust CSM	506	(32)	703	211
Contracts initially recognized in the year	—	1,448	—	1,259
Insurance finance income (expenses) from insurance contracts issued	(147)	50	(39)	31
Foreign currency translation	329	146	(85)	(21)
Dispositions	—	—	(261)	—
Balances, end of year	$ 9,483	$ 3,545	$ 9,701	$ 2,144
Insurance revenue	$ 5,765	$ 16,872	$ 5,716	$ 15,640

Reinsurance Contracts Held

The following table shows the reconciliations of the CSM separately for reinsurance contracts held that existed at the transition date to which the fair value transition approach was applied. The reconciliation of the CSM for all other contracts is for contracts issued after the transition date that are not measured using the PAA.

For the years ended December 31,	2024		2023	
	Fair value at Transition	All other contracts	Fair value at Transition	All other contracts
Contractual Service Margin:				
Balances, beginning of year	$ 146	$ (87)	$ 175	$ (70)
Changes related to current service:				
CSM recognized for services received	7	11	(11)	7
Changes related to future service:				
Changes in estimates that adjust CSM	(344)	(16)	(22)	6
Loss recoveries at initial recognition of onerous underlying contracts	—	44	—	35
Changes in estimates that relate to losses and reversals of losses on groups of underlying contracts	(39)	(8)	3	(7)
Contracts initially recognized in the year	—	(64)	—	(57)
Insurance finance income (expenses) from reinsurance contracts held	—	(1)	2	(1)
Foreign currency translation	7	6	(2)	—
Dispositions	—	—	1	—
Balances, end of year	$ (223)	$ (115)	$ 146	$ (87)

10.E Underlying Items for Insurance Contracts Issued with Direct Participation Features

The fair value of the underlying items for insurance contract liabilities for the account of segregated fund holders are included in Note 21.

The composition and fair value of the underlying items for other insurance contracts with direct participation features included in the Consolidated Statements of Financial Position, are as follows:

As at December 31,	2024	2023
Cash, cash equivalents and short-term securities	$ 5,115	$ 3,529
Debt securities	26,349	23,668
Equity securities	6,877	4,790
Mortgages and loans	11,518	10,746
Derivative assets	211	250
Other financial invested assets	2,666	2,260
Investment properties	5,714	5,967
Total	$ 58,450	$ 51,210

10.F Insurance Service Expenses

For the years ended December 31,	2024	2023
Incurred claims and other expenses[1]	$ 20,163	$ 16,853
Amortization of insurance acquisition cash flows	341	202
Insurance acquisition cash flows expensed as incurred	1,258	1,174
Changes related to future service (losses on onerous groups and reversals of such losses)	266	126
Changes related to past service (changes in FCF related to liability for incurred claims)	(2,397)	95
Total insurance service expenses	$ 19,631	$ 18,450

[1] Incurred claims and other expenses excludes investment components.

10.G Role of the Appointed Actuary

The Appointed Actuary is appointed by the Board and is responsible for ensuring that the assumptions and methods used in the valuation of policy liabilities are in accordance with accepted actuarial practice in Canada, applicable legislation, and associated regulations or directives.

The Appointed Actuary is required to provide an opinion regarding the appropriateness of the policy liabilities at the statement dates. Examination of supporting data for accuracy and completeness and analysis of the assets supporting the policy liabilities are important elements of the work required to form this opinion.

The Appointed Actuary is required each year to investigate the financial condition of the Company and prepare a report for the Board. The 2024 analysis tested our capital adequacy to December 31, 2028, under various adverse economic and business conditions. The Appointed Actuary reviews the calculation of our Life Insurance Capital Adequacy Test ("LICAT") ratios.

11. Other Liabilities

11.A Composition of Other Liabilities

As at December 31,	2024	2023
Accounts payable	$ 2,559	$ 2,493
Bank overdrafts and cash pooling	175	—
Repurchase agreements (Note 5)	2,840	2,705
Accrued expenses and taxes	4,904	4,433
Credit facilities[1]	2,126	2,330
Borrowed funds[2]	361	333
Accrued post-retirement benefit liability (Note 24)	351	355
Secured borrowings from mortgage securitization (Note 5)	1,854	2,119
Lease liabilities	946	989
Other financial liabilities (Note 5)[3]	2,265	2,449
Obligations for securities borrowing	239	223
Collateralized loan obligations (Note 5)	5,028	3,247
Deferred payments liability	197	240
Other[1]	2,447	1,739
Total other liabilities	$ 26,292	$ 23,655

[1] Interest expense on credit facilities and other borrowings was $148 in 2024 (2023 — $167).
[2] The change in Borrowed funds relates to net cash flow changes of $23 in 2024 (2023 — $(72)) and foreign exchange rate movements of $5 in 2024 (2023 — $2).
[3] Comprises of financial liabilities related to acquisitions, including put option liabilities and financial liabilities due to NCI. Interest expense on financial liabilities related to acquisitions was $87 in 2024 (2023 — $91).

Other financial liabilities include obligations to purchase outstanding shares of certain SLC Management subsidiaries. These amounts are initially measured at fair value. For obligations to purchase remaining outstanding shares, the price is based on the expected average EBITDA for respective subsidiaries using multiples in accordance with contractual terms as described in Note 5.A.iii. During the year, these amounts were revised to reflect the change in expected cash flows, resulting in an increase (decrease) in our liability of $(331) (2023 — $48), which has been recognized within operating expenses and commissions in the Consolidated Statements of Operations.

11.B Borrowed Funds

Borrowed funds include the following:

As at December 31,	Currency of borrowing	Maturity	2024	2023
Encumbrances on real estate	CAD	Current — 2032	$ 294	$ 258
Encumbrances on real estate	USD	2028	67	75
Total borrowed funds			$ 361	$ 333

Interest expense on the borrowed funds was $13 in 2024 (2023 — $14). The aggregate maturities of borrowed funds are included in Note 6.

12. Senior Debentures and Innovative Capital Instruments

12.A Senior Debentures[1]

The following obligations are included in Senior debentures as at December 31:

	Interest rate	Earliest par call or redemption date	Maturity	2024	2023
Sun Life Assurance senior debentures:					
Issued to Sun Life Capital Trust ("SLCT I")					
Series B issued June 25, 2002	7.093%	June 30, 2032[2]	2052	$ 200	$ 200
Fair value				$ 228	$ 220

[1] All senior debentures are unsecured, and redemptions are subject to regulatory approval.
[2] Redeemable in whole or in part on any interest payment date or in whole upon the occurrence of a Regulatory Event or Tax Event, as described in the debenture. Prior to June 30, 2032, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.32%; from June 30, 2032, the redemption price is par.

Fair value is determined based on quoted market prices for identical or similar instruments. When quoted market prices are not available, fair value is determined from observable market data by dealers that are typically the market makers. The fair value is categorized in Level 2 of the fair value hierarchy.

Interest expense on senior debentures was $14 for both 2024 and 2023.

The senior debentures issued by SLF Inc. are direct senior unsecured obligations and rank equally with other unsecured and unsubordinated indebtedness of SLF Inc.

12.B Innovative Capital Instruments

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities ("SLEECS"), which were issued by SLCT I, established as a trust under the laws of Ontario. SLCT I issued Sun Life ExchangEable Capital Securities — Series B ("SLEECS B"), which are units representing an undivided beneficial ownership interest in the assets of that trust. SLEECS B are non-voting except in certain limited circumstances. Holders of the SLEECS B are eligible to receive semi-annual non-cumulative fixed cash distributions.

The proceeds of the issuance of the SLEECS B were used by SLCT I to purchase senior debentures of Sun Life Assurance. SLCT I is not consolidated by us. As a result, the innovative capital instruments are not reported on our Consolidated Financial Statements. However, the senior debentures issued by Sun Life Assurance to SLCT I are reported on our Consolidated Financial Statements.

The SLEECS B are structured to achieve Tier 1 regulatory capital treatment for SLF Inc. and Sun Life Assurance and, as such, have features of equity capital. No interest payments or distributions will be paid in cash by SLCT I on the SLEECS B if Sun Life Assurance fails to declare regular dividends (i) on its Class B Non-Cumulative Preferred Shares Series A, or (ii) on its public preferred shares, if any are outstanding (each, a "Missed Dividend Event"). If a Missed Dividend Event occurs, the net distributable funds of SLCT I will be distributed to Sun Life Assurance as the holder of Special Trust Securities of that trust.

If SLCT I fails to pay in cash the semi-annual interest payments or distributions on the SLEECS B in full for any reason other than a Missed Dividend Event, then, for a specified period of time, Sun Life Assurance will not declare dividends of any kind on any of its public preferred shares, and if no such public preferred shares are outstanding, SLF Inc. will not declare dividends of any kind on any of its preferred shares or common shares.

Each SLEECS B unit will be automatically exchanged for 40 non-cumulative perpetual preferred shares of Sun Life Assurance if any one of the following events occurs: (i) proceedings are commenced or an order is made for the winding-up of Sun Life Assurance; (ii) OSFI takes control of Sun Life Assurance or its assets; (iii) Sun Life Assurance's capital ratios fall below applicable thresholds; or (iv) OSFI directs Sun Life Assurance to increase its capital or provide additional liquidity and Sun Life Assurance either fails to comply with such direction or elects to have the SLEECS B automatically exchanged ("Automatic Exchange Event"). Upon an Automatic Exchange Event, former holders of the SLEECS B will cease to have any claim or entitlement to distributions, interest or principal against SLCT I and will rank as preferred shareholders of Sun Life Assurance in a liquidation of Sun Life Assurance.

The table below presents additional significant terms and conditions of the SLEECS:

Issuer	Issuance date	Distribution or interest payment dates	Annual yield	Redemption date at the issuer's option	Conversion date at the holder's option	Principal amount
Sun Life Capital Trust ("SLCT I")[1][2][3][4]						
SLEECS B	June 25, 2002	June 30, December 31	7.093%	June 30, 2007	Any time	$ 200

[1] Subject to regulatory approval, SLCT I may (i) redeem any outstanding SLEECS, in whole or in part, on the redemption date specified above or on any distribution date thereafter and (ii) may redeem all, but not part of any class of SLEECS upon occurrence of a Regulatory Event or a Tax Event, prior to the redemption date specified above.

[2] The SLEECS B may be redeemed for cash equivalent to (i) the greater of the Early Redemption Price or the Redemption Price if the redemption occurs prior to June 30, 2032 or (ii) the Redemption Price if the redemption occurs on or after June 30, 2032. Redemption Price is equal to one thousand dollars plus the unpaid distributions, other than unpaid distributions resulting from a Missed Dividend Event, to the redemption date. Early Redemption Price for the SLEECS B is the price calculated to provide an annual yield, equal to the yield of a Government of Canada bond issued on the redemption date that has a maturity date of June 30, 2032, plus 32 basis points, plus the unpaid distributions, other than unpaid distributions resulting from a Missed Dividend Event, to the redemption date.

[3] The non-cumulative perpetual preferred shares of Sun Life Assurance issued upon an Automatic Exchange Event in respect of the SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after December 31, 2032.

[4] Holders of SLEECS B may exchange, at any time, all or part of their SLEECS B units for non-cumulative perpetual preferred shares of Sun Life Assurance at an exchange rate for each SLEECS of 40 non-cumulative perpetual preferred shares of Sun Life Assurance. SLCT I will have the right, at any time before the exchange is completed, to arrange for a substituted purchaser to purchase SLEECS tendered for surrender to SLCT I so long as the holder of the SLEECS so tendered has not withheld consent to the purchase of its SLEECS. Any non-cumulative perpetual preferred shares issued in respect of an exchange by the holders of SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after December 31, 2032.

13. Subordinated Debt

The following obligations are included in Subordinated debt as at December 31, and qualify as capital for Canadian regulatory purposes:

	Interest rate	Earliest par call date[1]	Maturity	2024	2023
Sun Life Assurance:					
Issued May 15, 1998[2]	6.30%	n/a	2028	$ 150	$ 150
Sun Life Financial Inc.:					
Issued May 29, 2007[3]	5.40%	May 29, 2037 [4]	2042	399	398
Issued August 13, 2019[5]	2.38%	August 13, 2024	2029	—	750
Issued May 8, 2020[6]	2.58%	May 10, 2027	2032	998	997
Issued October 1, 2020[7]	2.06%	October 1, 2030	2035	747	747
Issued November 18, 2021[8]	2.46%	November 18, 2026	2031	499	498
Issued November 18, 2021[9]	2.80%	November 21, 2028	2033	997	996
Issued November 18, 2021[10]	3.15%	November 18, 2031	2036	498	498
Issued August 10, 2022[11]	4.78%	August 10, 2029	2034	648	647
Issued July 4, 2023[12]	5.50%	July 4, 2030	2035	497	497
Issued May 15, 2024[13]	5.12%	May 15, 2031	2036	746	—
Total subordinated debt				$ 6,179	$ 6,178
Fair value				$ 6,179	$ 5,888

[1] Subject to regulatory approval all obligations are redeemable 5-years after issuance date. From the date noted, the redemption price is par and redemption may only occur on a scheduled interest payment date.

[2] 6.30% Debentures, Series 2, due 2028, issued by The Mutual Life Assurance Company of Canada, which subsequently changed its name to Clarica Life Insurance Company ("Clarica") and was amalgamated with Sun Life Assurance. These debentures are redeemable at any time. Prior to May 15, 2028, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.16%.

[3] Series 2007-1 Subordinated Unsecured 5.40% Fixed/Floating Debentures due 2042. From May 29, 2037, interest is payable at 1.00% over CDOR, subject to any necessary action to reflect the replacement of CDOR.

[4] For redemption of the 2007 debentures prior to the date noted, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.250%.

[5] Series 2019-1 Subordinated Unsecured 2.38% Fixed/Floating Debentures due 2029. On August 13, 2024, SLF Inc. redeemed all of the outstanding $750 principal amount of these debentures in accordance with the redemption terms attached to such debentures.

[6] Series 2020-1 Subordinated Unsecured 2.58% Fixed/Floating Debentures due 2032. From May 10, 2027, interest is payable at 1.66% over CDOR, subject to transition to an alternative benchmark rate due to the interest rate benchmark reform. Between May 10, 2025 and May 10, 2027, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.515%.

[7] Series 2020-2 Subordinated Unsecured 2.06% Fixed/Floating Debentures due 2035. From October 1, 2030, interest is payable at 1.03% over CDOR, subject to transition to an alternative benchmark rate due to the interest rate benchmark reform. Between October 1, 2025 and October 1, 2030, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.380%.

[8] Series 2021-1 Subordinated Unsecured 2.46% Fixed/Floating Debentures due 2031. From November 18, 2026, interest is payable at 0.44% over CDOR, subject to transition to an alternative benchmark rate due to the interest rate benchmark reform.

[9] Series 2021-2 Subordinated Unsecured 2.80% Fixed/Floating Debentures due 2033. From November 21, 2028, interest is payable at 0.69% over CDOR, subject to transition to an alternative benchmark rate due to the interest rate benchmark reform. Between November 21, 2026 and November 21, 2028, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.285%.

[10] Series 2021-3 Subordinated Unsecured 3.15% Fixed/Floating Debentures due 2036. From November 18, 2031, interest is payable at 0.91% over CDOR, subject to transition to an alternative benchmark rate due to the interest rate benchmark reform. Between November 18, 2026 and November 18, 2031, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.335%.

[11] Series 2022-1 Subordinated Unsecured 4.78% Fixed/Floating Debentures due 2034. From August 10, 2029, interest is payable at 1.96% over the CORRA. Between August 10, 2027 and August 10, 2029, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.520%.

[12] Series 2023-1 Subordinated Unsecured 5.50% Fixed/Floating Debentures due 2035. From July 4, 2030, interest is payable at 1.93% over the CORRA. Between July 4, 2028 and July 4, 2030, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.525%.

[13] Series 2024-1 Subordinated Unsecured 5.12% Fixed/Floating Debentures due 2036. From May 15, 2031, interest is payable at 1.46% over the CORRA. Between May 15, 2029 and May 15, 2031, the redemption price is the greater of par and a price based on the yield of a corresponding Government of Canada bond plus 0.355%.

Fair value is determined based on quoted market prices for identical or similar instruments. When quoted market prices are not available, fair value is determined from observable market data by dealers that are typically the market makers. The fair value is categorized in Level 2 of the fair value hierarchy.

Interest expense on subordinated debt was $223 and $213 for 2024 and 2023, respectively.

14. Share Capital

The authorized share capital of SLF Inc. consists of the following:
- An unlimited number of common shares without nominal or par value. Each common share is entitled to one vote at meetings of the shareholders of SLF Inc. There are no pre-emptive, redemption, purchase, or conversion rights attached to the common shares.
- An unlimited number of Class A and Class B non-voting shares, issuable in series. The Board is authorized before issuing the shares, to fix the number, the consideration per share, the designation of, and the rights and restrictions of the Class A and Class B shares of each series, subject to the special rights and restrictions attached to all the Class A and Class B shares. The Board has authorized 14 series of Class A non-voting preferred shares, 8 of which are outstanding.

The common and preferred shares of SLF Inc. qualify as capital for Canadian regulatory purposes. See Note 20.

Dividends and Restrictions on the Payment of Dividends

Under the *Insurance Companies Act* (Canada), SLF Inc. and Sun Life Assurance are each prohibited from declaring or paying a dividend on any of its shares if there are reasonable grounds for believing that it is, or by paying the dividend would be, in contravention of: (i) the requirement that it maintains adequate capital and adequate and appropriate forms of liquidity, (ii) any regulations under the *Insurance Companies Act* (Canada) in relation to capital and liquidity, and (iii) any order by which OSFI directs it to increase its capital or provide additional liquidity.

SLF Inc. and Sun Life Assurance have each covenanted that, if a distribution is not paid when due on any outstanding SLEECS issued by SLCT I, then (i) Sun Life Assurance will not pay dividends on its public preferred shares, if any are outstanding, and (ii) if Sun Life Assurance does not have any public preferred shares outstanding, then SLF Inc. will not pay dividends on its preferred shares or common shares, in each case, until the 12th month following the failure to pay the required distribution in full, unless the required distribution is paid to the holders of SLEECS. Public preferred shares means preferred shares issued by Sun Life Assurance which: (a) have been issued to the public (excluding any preferred shares held beneficially by affiliates of Sun Life Assurance); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200. As at December 31, 2024, Sun Life Assurance did not have any outstanding shares that qualify as public preferred shares.

The terms of SLF Inc.'s outstanding preferred shares provide that for so long as Sun Life Assurance is a subsidiary of SLF Inc., no dividends on such preferred shares are to be declared or paid if Sun Life Assurance's minimum regulatory capital ratio falls below the applicable threshold.

In addition, under the terms of SLF Inc.'s outstanding preferred shares, SLF Inc. cannot pay dividends on its common shares without the approval of the holders of those preferred shares unless all dividends on the preferred shares for the last completed period for which dividends are payable have been declared and paid or set apart for payment.

Currently, the above limitations do not restrict the payment of dividends on SLF Inc.'s preferred or common shares.

The declaration and payment of dividends on SLF Inc.'s shares are at the sole discretion of the Board of Directors and will be dependent upon our earnings, financial condition and capital requirements. Dividends may be adjusted or eliminated at the discretion of the Board on the basis of these or other considerations.

14.A Common Shares

Changes in common shares issued and outstanding for the years ended December 31 were as follows:

Common shares (in millions of shares)	2024 Number of shares	2024 Amount	2023 Number of shares	2023 Amount
Balance, beginning of year	584.6	$ 8,327	586.4	$ 8,311
Stock options exercised (Note 18)	0.8	47	1.0	56
Common shares purchased for cancellation	(11.5)	(182)	(2.8)	(40)
Balance, end of year	573.9	$ 8,192	584.6	$ 8,327

On August 29, 2023, we launched a normal course issuer bid (the "NCIB") to purchase up to 17 million of our common shares, which expired on August 28, 2024. In August 2024, we renewed the NCIB to purchase up to 15 million of our common shares between August 29, 2024 and, at the latest, August 28, 2025. We implemented an automatic repurchase plan with our designated broker in order to facilitate purchases of common shares under the NCIB. Under the automatic repurchase plan, our designated broker is able to purchase common shares pursuant to the NCIB at times when we ordinarily would not be active in the market due to applicable securities laws or self-imposed blackout periods. Any common shares purchased by us pursuant to the NCIB will be cancelled or used in connection with certain equity settled incentive arrangements.

For the year ended December 31, 2024, we purchased and cancelled an aggregate of approximately 11.5 million common shares (2023 — 2.8 million common shares) at an average price per share of $74.27 (2023 — $66.61) for a total amount of $855 (2023 — $186) under the NCIB and incurred tax on net repurchases of equity of $16 (2023 — $nil). The total amount paid to purchase the shares pursuant to the NCIB and the tax incurred is recorded in our Consolidated Statements of Changes in Equity. The amount allocated to Common shares is based on the average cost per common share and amounts paid above the average cost are allocated to Retained earnings.

14.B Preferred Shares and Other Equity Instruments

There were no changes in preferred shares issued and outstanding for the years ended December 31, 2024 and December 31, 2023.

Further information on the preferred shares outstanding as at December 31, 2024, is as follows:

(in millions of shares)	Issue date	Annual dividend rate	Annual dividend per share	Earliest par call or redemption date[1]	Number of shares	Face amount	Net amount[2]
Class A Preferred shares							
Series 3	January 13, 2006	4.45%	$ 1.11	Any time	10.0	$ 250	$ 245
Series 4	October 10, 2006	4.45%	$ 1.11	Any time	12.0	300	293
Series 5	February 2, 2007	4.50%	$ 1.13	Any time	10.0	250	245
Series 8R[3]	May 25, 2010	1.825%[3]	$ 0.46	June 30, 2025 [4]	6.2	155	152
Series 9QR[5]	June 30, 2015	Floating[6]	Floating	June 30, 2025 [7]	5.0	125	122
Series 10R[3]	August 12, 2011	2.967%[3]	$ 0.74	September 30, 2026 [4]	6.8	171	167
Series 11QR[5]	September 30, 2016	Floating[6]	Floating	September 30, 2026 [7]	1.2	29	28
Other equity instruments							
Series 2021-1[8]	June 30, 2021	3.600%	n/a	June 30, 2026	1.0	1,000	987
Total preferred shares and other equity instruments					52.2	$ 2,280	$ 2,239

[1] Redemption of all preferred shares and other equity instruments is subject to regulatory approval.
[2] Net of after-tax issuance costs.
[3] On the earliest redemption date and every five years thereafter, the dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus a spread specified for each series. The specified spread for Class A shares is: Series 8R – 1.41% and Series 10R – 2.17%. On the earliest redemption date and every five years thereafter, holders will have the right, at their option, to convert their shares into the series that is one number higher than their existing series.
[4] Redeemable on the redemption date and every five years thereafter, in whole or in part, at $25.00 per share.
[5] On the earliest redemption date and every five years thereafter, holders will have the right, at their option, to convert those shares into the series that is one number lower than their existing series.
[6] Holders are entitled to receive quarterly floating rate non-cumulative dividends at an annual rate equal to the then 3-month Government of Canada treasury bill yield plus a spread specified for each series. The specified spread for Class A shares is: Series 9QR – 1.41% and Series 11QR – 2.17%.
[7] Redeemable on the redemption date and every five years thereafter, in whole or in part, at $25.00 per share, and on any other date at $25.50 per share.
[8] On the earliest redemption date and every five years thereafter, the interest rate will reset to an annual rate equal to the Government of Canada bond yield plus 2.604%.

15. Interests in Other Entities

15.A Subsidiaries

Our principal subsidiaries are Sun Life Assurance and Sun Life Global Investments Inc. Sun Life Assurance is our principal operating insurance company and holds our insurance operations in Canada, the U.S., the UK, the Philippines, Hong Kong, Indonesia and Vietnam. These insurance operations are operated directly by Sun Life Assurance or through other subsidiaries. Effective the second quarter of 2023, we completed the sale of our UK business unit. See Note 3. Sun Life Global Investments Inc. is a non-operating holding company that holds our asset management businesses, including MFS and the group of companies under SLC Management.

We are required to comply with various regulatory capital and solvency requirements in the jurisdictions in which we operate that may restrict our ability to access or use the assets of the group and to pay dividends. Further details on these restrictions are included in Notes 14 and 20.

15.B Joint Ventures and Associates

We have interests in various joint ventures and associates that principally operate in India, Malaysia, China, and the Philippines. We also have interests in joint ventures related to certain real estate investments in Canada. Our interests in these joint ventures and associates range from 24.99% to 50%. The following table summarizes, in aggregate, the financial information of these joint ventures and associates:

For the years ended and as at December 31,	2024	2023
Carrying amount of interests in joint ventures and associates	$ 1,796	$ 1,628
Our share of:		
Net income (loss)	19	94
Other comprehensive income (loss)	194	(37)
Total comprehensive income (loss)	$ 213	$ 57

In 2024, we increased our investment in our joint ventures and associates by $17, primarily in Asia (2023 — $75). During 2024, we received dividends and other proceeds relating to our joint ventures and associates of $160 (2023 — $32). We also incurred rental expenses of $19 (2023 — $19) related to leases with our joint ventures and associates, with the remaining future rental payments payable to our joint ventures and associates totaling $151 over 8 years. As at December 31, 2024, we held $115 in redeemable subordinate debentures issued by an associate (December 31, 2023 — $64). These debentures carry coupon rates ranging from 7.3% to 8.2% and have maturity dates between 2031 to 2034.

15.C Joint Operations

We invest jointly in investment properties and owner-occupied properties which are co-managed under contractual relationships with the other investors. We share in the revenues and expenses generated by these properties in proportion to our investment. The carrying amount of these jointly controlled assets, which is included in Investment properties and in Other assets for owner-occupied properties, is $2,060 as at December 31, 2024 (December 31, 2023 — $2,100). The fair value of these jointly controlled assets is $2,114 as at December 31, 2024 (December 31, 2023 — $2,200).

15.D Unconsolidated Structured Entities

SLF Inc. and its subsidiaries have interests in various structured entities that are not consolidated by us. A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. We have an interest in a structured entity when we have a contractual or non-contractual involvement that exposes us to variable returns from the performance of the entity. Our interest includes investments held in securities or units issued by these entities and fees earned from management of the assets within these entities.

Information on our interests in unconsolidated structured entities is as follows:

As at December 31,			2024		2023	
Type of structured entity	Type of investment held	Consolidated Statements of Financial Position line item	Carrying amount	Maximum exposure to loss[1]	Carrying amount	Maximum exposure to loss[1]
Securitization entities — third-party managed	Debt securities	Debt securities	$ 12,406	$ 12,406	$ 9,931	$ 9,931
Securitization entities — third-party managed	Short-term securities	Cash, cash equivalents and short-term securities	$ 1,048	$ 1,048	$ 539	$ 539
Investment funds — third-party managed	Investment fund units	Equity securities	$ 8,494	$ 8,494	$ 5,869	$ 5,869
Investment funds — company managed[2]	Investment fund units and Limited partnership units	Equity securities, Other financial invested assets, and Other non-financial invested assets	$ 4,119	$ 4,119	$ 3,484	$ 3,484
Limited partnerships — third-party managed	Limited partnership units	Other non-financial invested assets	$ 3,292	$ 3,292	$ 3,128	$ 3,128

[1] The maximum exposure to loss is the maximum loss that we could record through comprehensive income as a result of our involvement with these entities.

[2] Includes investments in funds managed by our joint ventures with a carrying amount of $99 (2023 — $97).

15.D.i Securitization Entities

Securitization entities are structured entities that are generally financed primarily through the issuance of debt securities that are backed by a pool of assets, such as mortgages or loans.

Third-Party Managed

Our investments in third-party managed securitization entities consist of asset-backed securities, such as commercial mortgage-backed securities, residential mortgage-backed securities, collateralized debt obligations ("CDOs"), and commercial paper. These securities are generally large-issue debt securities designed to transform the cash flows from a specific pool of underlying assets into tranches providing various risk exposures for investment purposes. We do not provide financial or other support to these entities other than our original investment and therefore our maximum exposure to loss on these investments is limited to the carrying amount of our investment. We do not have control over these investments since we do not have power to direct the relevant activities of these entities, regardless of the level of our investment.

Company Managed

We provide collateral management services to various securitization entities, primarily CDOs, from which we earn a fee for our services. The financial support provided to these entities is limited to the carrying amount of our investment in these entities. We provide no guarantees or other contingent support to these entities. We have not consolidated these entities since we do not have significant variability from our interests in these entities and we do not have any investment in these entities.

15.D.ii Investment Funds and Limited Partnerships

Investment funds and limited partnerships are investment vehicles that consist of a pool of funds collected from a group of investors for the purpose of investing in assets such as money market instruments, debt securities, equity securities, real estate, and other similar assets. The preceding table includes our investments in all investment funds, including mutual funds, exchange-traded funds, and segregated funds, and our investments in certain limited partnerships. Some of these investment funds and limited partnerships are structured entities. For all investment funds and limited partnerships, our maximum exposure to loss is equivalent to the carrying amount of our investment in the fund or partnership. Investment funds and limited partnerships are generally financed through the issuance of investment fund units or limited partnership units.

Third-Party Managed

We hold units in investment funds and limited partnerships managed by third-party asset managers. Our investments in fund units and limited partnership units generally give us an undivided interest in the investment performance of a portfolio of underlying assets managed or tracked to a specific investment mandate for investment purposes. We do not have control over investment funds or limited partnerships that are structured entities since we do not have power to direct their relevant activities.

Company Managed

We hold units in Company managed investment funds and limited partnerships. We generally have power over Company managed investment funds and limited partnerships that are structured entities since we have power to direct the relevant activities of the funds and limited partnerships. However, we have not consolidated these funds and limited partnerships since we do not have significant variability from our interests in these funds and limited partnerships. We earn management fees from the management of these investment funds and limited partnerships that are commensurate with the services provided and are reported in Fee income. Management fees are generally based on the value of the assets under management. Therefore, the fees earned are impacted by the composition of the assets under management and fluctuations in financial markets. The fee income earned is included in Fund management and other asset-based fees in Note 16. We also hold units in investment funds and limited partnerships managed by our joint ventures. Our share of the management fees earned is included as part of the Net income (loss) reported in Note 15.B.

15.E Consolidated Structured Entities

We control and consolidate structured entities related to the CLOs described in more detail in Note 5.A.i and investment funds managed by SLC Management and its affiliate managers which invest primarily in investment properties and entities which invest in renewable energy projects.

16. Fee Income

For the years ended December 31,	2024	2023
Fee income from service contracts:		
Distribution fees	$ 1,026	$ 973
Fund management and other asset-based fees	6,089	5,595
Administrative service and other fees	1,466	1,264
Total fee income	$ 8,581	$ 7,832

Distribution fees and Fund management and other asset-based fees are primarily earned in the Asset Management segment. Administrative service and other fees are primarily earned in the Canada and U.S. segments. The fee income by business segment is presented in Note 4.

17. Operating Expenses and Commissions

For the years ended December 31,	2024	2023
Operating expenses incurred (insurance and non-insurance):		
Employee expenses[1]	$ 6,629	$ 6,144
Premises and equipment	197	216
Capital asset depreciation	262	249
Service fees	1,350	1,220
Amortization and impairment of intangible assets and goodwill	678	349
Other expenses	2,944	2,610
Total operating expenses incurred (insurance and non-insurance)	12,060	10,788
Commissions incurred:		
Insurance	2,243	2,084
Non-insurance	1,014	948
Total commissions incurred (insurance and non-insurance)	3,257	3,032
Total operating expenses and commissions incurred (insurance and non-insurance)	15,317	13,820
Less: Amounts directly attributable to the acquisition and fulfillment of insurance contracts	6,551	5,825
Total operating expenses and commissions	$ 8,766	$ 7,995

[1] See table below for further details.

Employee expenses consist of the following:

For the years ended December 31,	2024	2023
Salaries, bonus, employee benefits	$ 5,977	$ 5,605
Share-based payments (Note 18)	610	491
Other personnel costs	42	48
Total employee expenses	$ 6,629	$ 6,144

18. Share-Based Payments

18.A Stock Option Plans

SLF Inc. has granted stock options to eligible employees under the Executive Stock Option Plan. These options are granted at the closing price of the common shares on the Toronto Stock Exchange ("TSX") on the grant date. The options granted under the stock option plans vest over a four-year period. All options have a maximum exercise period of 10 years. The maximum number of common shares that may be issued under the Executive Stock Option Plan is 29,525,000 shares.

The activities in the stock option plans for the years ended December 31, are as follows:

	2024		2023	
	Number of stock options (thousands)	Weighted average exercise price	Number of stock options (thousands)	Weighted average exercise price
Balance, January 1,	3,428	$ 62.54	3,589	$ 58.51
Granted	488	$ 73.19	790	$ 67.68
Exercised	(708)	$ 58.13	(951)	$ 51.60
Forfeited	(88)	$ 69.25	—	$ —
Balance, December 31,	3,120	$ 65.01	3,428	$ 62.54
Exercisable, December 31	1,390	$ 60.32	1,560	$ 57.89

The weighted average share price at the date of exercise of stock options for the year ended December 31, 2024 was $79.09 (2023 — $68.44).

Compensation expense for stock options was $6 for the year ended December 31, 2024 (2023 — $8).

The stock options outstanding as at December 31, 2024, by exercise price, are as follows:

Range of exercise prices	Number of stock options (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
$40.16 to $55.00	411	2.27	$ 49.79
$55.01 to $68.00	1,578	6.37	$ 65.26
$68.01 to $73.43	1,131	7.98	$ 70.20
Total stock options	3,120	6.41	$ 65.01

The weighted average fair values of the stock options, calculated using the Black-Scholes option pricing model, granted during the year ended December 31, 2024 was $12.22 (2023 — $11.54). The Black-Scholes option pricing model used the following assumptions to determine the fair value of options granted during the years ending December 31:

Weighted average assumptions	2024	2023
Risk-free interest rate	3.5%	3.4%
Expected volatility	22.7%	23.3%
Expected dividend yield	4.0%	4.0%
Expected life of the option (in years)	6.8	6.8
Exercise price	$ 73.19	$ 67.68

Expected volatility is based on historical volatility of the common shares, implied volatilities from traded options on the common shares, and other factors. The expected term of options granted is derived based on historical employee exercise behaviour and employee termination experience. The risk-free rate for periods within the expected term of the option is based on the Canadian government bond yield curve in effect at the time of grant.

18.B Employee Share Ownership Plan

In Canada, we match eligible employees' contributions to the Sun Life Financial Employee Stock Plan. Employees may elect to contribute from 1% to 20% of their target annual compensation. Under this plan, the match is provided for employees who have met one year of employment eligibility and is equal to 50% of the employee's contributions up to 5% of an employee's annual compensation. The match is further capped by a one thousand five hundred dollar annual maximum. Our contributions vest immediately and are expensed. Effective July 1, 2024, we have modified the Sun Life Financial Employee Stock Plan such that employees may elect to contribute from 1% to 50% of their target annual compensation (to a maximum eligible compensation of 100,000 dollars). Under this modified plan, the match is provided for all eligible employees and is equal to 50% of the employee's contributions up to 5% of an employee's annual compensation. The match is further capped by a two thousand five hundred dollar annual maximum.

In the U.S., the Sun Life Financial U.S. Employee Stock Purchase Plan allows eligible employees to buy shares of SLF Inc. at a 10% discount at the end of six-month offering periods. Under this plan, employees who enroll can contribute from 1% to 10% of their base salary. At the end of each period, accumulated employee amounts are used to purchase stock, with the Company financing the 10% discount. The total annual contribution, including the company discount, is limited to U.S. twenty-five thousand dollars based on its fair market value on the offering date.

We recorded an expense of $14 for the year ended December 31, 2024 (2023 — $10).

18.C Other Share–Based Payment Plans

All other share-based payment plans use notional units that are valued based on the common share price on the TSX. Any fluctuation in the common share price changes the value of the units, which affects our share-based payment compensation expense. Upon redemption of these units, payments are made to the employees with a corresponding reduction in the accrued liability. We use equity swaps and forwards to hedge our exposure to variations in cash flows due to changes in the common share price for all of these plans.

Details of these plans are as follows:

Senior Executives' Deferred Share Unit ("DSU") Plan: Under the DSU plan, designated executives may elect to receive all or a portion of their short-term incentive award in the form of DSUs. Each DSU is equivalent in value to one common share and earns dividend equivalents in the form of additional DSUs at the same rate as the dividends on common shares. The designated executives must elect to participate in the plan prior to the beginning of the plan year and this election is irrevocable. Awards generally vest immediately; however, participants are not permitted to redeem the DSUs until after termination, death, or retirement. The value at the time of redemption will be based on the fair value of the common shares immediately before their redemption.

Sun Share Plan: Under the Sun Share plan, participants are granted units that are equivalent in value to one common share and have a grant price equal to the average of the closing price of a common share on the TSX on the five trading days immediately prior to the date of grant. Participants generally hold units for up to 36 months from the date of grant. The units earn dividend equivalents in the form of additional units at the same rate as the dividends on common shares. Under this plan, some units are performance-based that may vest or become payable if we meet specified threshold performance targets. The plan provides for performance factors to motivate participants to achieve a higher return for shareholders (performance factors are determined through a multiplier that can be as low as zero or as high as two times the number of units that vest). Payments to participants are based on the number of units vested multiplied by the average closing price of a common share on the TSX on the five trading days immediately prior to the vesting date.

Additional information for other share-based payment plans: The units outstanding under these plans and the liabilities recognized for these units in our Consolidated Statements of Financial Position are summarized in the following table:

Number of units (in thousands)	Sun Shares	DSUs	Total
Units outstanding December 31, 2024	**5,013**	**684**	**5,697**
Units outstanding December 31, 2023	4,945	618	5,563
Liability accrued as at December 31, 2024	**$ 306**	**$ 49**	**$ 355**
Liability accrued as at December 31, 2023	$ 233	$ 43	$ 276

Compensation expense and the Income tax expense (benefit) for other share-based payment plans for the years ended December 31 are shown in the following table. Since expenses for the DSUs are accrued as part of incentive compensation in the year awarded, the expenses below do not include these accruals. The expenses presented in the following table include increases in the liabilities for Sun Shares and DSUs due to changes in the fair value of the common shares and the accruals of the Sun Shares liabilities over the vesting period, and exclude any adjustment in expenses due to the impact of hedging.

For the years ended December 31,	2024	2023
Compensation expense	**$ 206**	$ 164
Income tax expense (benefit)	**$ (54)**	$ (43)

18.D Share-Based Payment Plans of MFS

Share-based payment awards within MFS are based on their own shares. Restricted share awards are settled in MFS shares and restricted stock unit awards are settled in cash. Restricted share awards and restricted stock unit awards generally vest over a four-year period and continued employment is generally the only service requirement for these awards. Holders of restricted share awards and restricted stock unit awards are entitled to receive non-forfeitable dividend equivalent payments during the vesting period at the same rate as the dividends on MFS's shares.

Although restricted share awards are settled in shares, all of the MFS share-based awards, including outstanding MFS shares, are accounted for as cash-settled share-based payment awards due to the fact that MFS has a practice of repurchasing its outstanding shares after a specified holding period. The fair value of restricted share awards, restricted stock unit awards, and outstanding MFS shares are estimated using a market consistent share valuation model. The amount of periodic compensation expense recognized is impacted by grants of new awards, vesting, and forfeiture of unvested awards, share repurchases, changes in fair value of awards, and outstanding MFS shares. The total liability accrued attributable to all MFS share-based payment plans as at December 31, 2024 was $1,040 (December 31, 2023 — $978) which includes a liability of $827 (December 31, 2023 — $780) for the restricted shares and outstanding MFS shares.

Compensation expense and the Income tax expense (benefit) for these awards for the years ended December 31 are shown in the following table:

For the years ended December 31,	2024	2023
Compensation expense	**$ 384**	$ 309
Income tax expense (benefit)	**$ (69)**	$ (59)

19. Income Taxes

19.A Deferred Income Taxes

The following represents the deferred tax assets and liabilities in the Consolidated Statements of Financial Position:

As at December 31,	2024	2023
Deferred tax assets[1]	**$ 3,910**	$ 3,878
Deferred tax liabilities[1]	**286**	281
Net deferred tax asset	**$ 3,624**	$ 3,597

[1] Our deferred tax assets and deferred tax liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes relate to the same taxable entity and the same taxation authority.

The movement in net deferred tax assets for the years ended December 31, are as follows:

	Investments	Policy liabilities[1]	Deferred acquisition costs	Losses available for carry forward	Pension and other employee benefits	Other[2]	Total
Balance, January 1, 2023	$ 516	$ 1,716	$ 84	$ 986	$ 242	$ (546)	$ 2,998
Acquisitions (disposals) through business combinations	13	(9)	—	(42)	8	(117)	(147)
Charged to statement of operations	(564)	849	(5)	67	49	489	885
Charged to other comprehensive income	(68)	(18)	—	(30)	38	(23)	(101)
Charged to equity, other than other comprehensive income	2	(56)	—	6	—	24	(24)
Foreign exchange rate movements and Other	(1)	(3)	(3)	(11)	(10)	14	(14)
Balance, December 31, 2023	$ (102)	$ 2,479	$ 76	$ 976	$ 327	$ (159)	$ 3,597
Acquisitions (disposals) through business combinations	—	—	—	(7)	—	8	1
Charged to statement of operations	(101)	193	7	(296)	11	123	(63)
Charged to other comprehensive income	2	—	—	(31)	(7)	(5)	(41)
Charged to equity, other than other comprehensive income	84	—	—	10	—	—	94
Foreign exchange rate movements and Other	(6)	5	6	(1)	24	8	36
Balance, December 31, 2024	$ (123)	$ 2,677	$ 89	$ 651	$ 355	$ (25)	$ 3,624

[1] Consists of Insurance contract assets and liabilities, Reinsurance contract held assets and liabilities, and Investment contract liabilities.
[2] Includes unused tax credits.

We have accumulated non-capital tax losses, primarily in Canada, Indonesia and Vietnam, totaling $3,205 (2023 — $4,388). The benefit of these tax losses has been recognized to the extent that it is probable that the benefit will be realized. In addition, in the U.S., we have net capital losses of $10 (2023 — $9) for which a deferred tax asset of $2 (2023 — $2) has been recognized. Unused tax losses for which a deferred tax asset has not been recognized amount to $629 as of December 31, 2024 (2023 — $597) primarily in Indonesia and Vietnam. We also have capital losses of $343 in Canada (2023 — $202) for which a deferred tax asset of $18 (2023 — $nil) has been recognized and a deferred tax asset of $27 (2023 — $26) has not been recognized.

We will realize the benefit of tax losses carried forward in future years through a reduction in current income taxes as and when the losses are utilized. These tax losses are subject to examination by various tax authorities and could be reduced as a result of the adjustments to tax returns. Furthermore, legislative, business or other changes may limit our ability to utilize these losses.

Included in the deferred tax asset related to losses available for carry forward are tax benefits that have been recognized on losses incurred in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits, we rely on projections of future taxable profits, and we also consider tax planning opportunities that will create taxable income in the period in which the unused tax losses can be utilized.

The non-capital losses carried forward in Canada expire beginning in 2030 and the capital losses can be carried forward indefinitely. The non-capital losses in Indonesia and Vietnam can be carried forward five years. The capital losses in the U.S. can be carried forward five years.

The global minimum tax rules apply to us effective January 1, 2024 and have been substantively enacted in several jurisdictions in which we operate, including Canada, whose Global Minimum Tax Act became enacted in June 2024. The Pillar Two legislation requires the ultimate parent entity of a group to pay top-up tax, on a jurisdiction-by-jurisdiction basis, on profits of its subsidiaries that are taxed below 15%. Our subsidiaries that are currently subject to a statutory tax rate or to a tax regime that could result in taxing profits at a rate below 15% include those in Bermuda, Hong Kong and Ireland. The Current income tax expense (benefit) for the year ended December 31, 2024 includes tax expense related to Pillar Two income taxes of $98.

The IASB issued amendments to IAS 12 *Income Taxes* in May 2023, which provided a mandatory temporary exception to the recognition and disclosure of information about deferred taxes arising from Pillar Two, and we have applied this temporary exception. Our deferred taxes will not reflect impacts of Pillar Two while the mandatory exception is applicable.

We recognize a deferred tax liability on all temporary differences associated with investments in subsidiaries, branches, joint ventures and associates unless we are able to control the timing of the reversal of these differences and it is probable that these differences will not reverse in the foreseeable future. As at December 31, 2024, temporary differences associated with investments in subsidiaries, branches, joint ventures and associates for which a deferred tax liability has not been recognized amount to $3,947 (2023 — $4,606).

19.B Income Tax Expense (Benefit)

In our Consolidated Statements of Operations, Income tax expense (benefit) for the years ended December 31 has the following components:

For the years ended December 31,	2024	2023
Current income tax expense (benefit):		
Current year	$ 1,186	$ 1,187
Adjustments in respect of prior years, including resolution of tax disputes	(209)	159
Total current income tax expense (benefit)	977	1,346
Deferred income tax expense (benefit):		
Origination and reversal of temporary differences	(163)	(637)
Adjustments in respect of prior years, including resolution of tax disputes	203	(172)
Tax expense (benefit) arising from unrecognized tax losses	23	(25)
Tax rate and other legislative changes	—	(51)
Total deferred income tax expense (benefit)	63	(885)
Total income tax expense (benefit)	$ 1,040	$ 461

Income tax benefit (expense) recognized directly in equity for the years ended December 31:

For the years ended December 31,	2024	2023
Recognized in other comprehensive income:		
Current income tax benefit (expense)	$ (2)	$ —
Deferred income tax benefit (expense)	(41)	(101)
Total recognized in other comprehensive income	(43)	(101)
Recognized in equity, other than other comprehensive income:		
Current income tax benefit (expense)	(16)	—
Deferred income tax benefit (expense)	94	(24)
Total recognized in equity, other than other comprehensive income	78	(24)
Total income tax benefit (expense) recorded in equity, including tax benefit (expense) recorded in Other comprehensive income	$ 35	$ (125)

Our effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate as follows:

For the years ended December 31,	2024	%	2023	%
Total net income (loss)	$ 3,299		$ 3,469	
Add: Income tax expense (benefit)	1,040		461	
Total net income (loss) before income taxes	$ 4,339		$ 3,930	
Taxes at the combined Canadian federal and provincial statutory income tax rate	$ 1,204	27.8	$ 1,091	27.8
Increase (decrease) in rate resulting from:				
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(248)	(5.7)	(222)	(5.7)
Tax-exempt or low-taxed investment (income) loss	16	0.4	(304)	(7.7)
Adjustments in respect of prior years, including resolution of tax disputes	(6)	(0.1)	(13)	(0.3)
Tax (benefit) cost of unrecognized tax losses and tax credits	23	0.5	(25)	(0.7)
Tax rate and other legislative changes	—	—	(51)	(1.3)
Other	51	1.1	(15)	(0.4)
Total tax expense (benefit) and effective income tax rate	$ 1,040	24.0	$ 461	11.7

Statutory income tax rates in other jurisdictions in which we conduct business range from 0% to 25%, which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income not subject to tax in Canada. Generally, earnings arising in tax jurisdictions with statutory rates lower than the Canadian statutory rate of 27.75% reduce our tax expense and these differences are reported in Higher (lower) effective rates on income subject to taxation in foreign jurisdictions.

Tax-exempt or low-taxed investment (income) loss includes tax rate differences related to various types of investment income or losses that are taxed at rates lower than our statutory income tax rate. Examples include, but are not limited to, dividend income, capital gains arising in Canada and changes in market values including those resulting from fluctuations in foreign exchange rates.

Adjustments in respect of prior periods, including the resolution of tax disputes, relate mainly to the resolution of Canadian tax matters and the finalization of the prior year's Canadian and U.S. tax filings. In 2024, it included the finalization of the prior year's Hong Kong tax filings and an accrual relating to tax matters in the Philippines.

Tax (benefit) cost of unrecognized tax losses and tax credits primarily reflects unrecognized losses in Asia. In 2023, it mainly reflected the recognition of previously unrecognized deferred tax assets in the U.S.

In assessing unrecognized deferred tax assets in 2023, management had determined that it became probable that future taxable profit would allow deferred tax assets in the U.S. to be recovered. Our U.S. subsidiaries had state net operating losses and other future deductions in computing state income taxes, for which deferred tax assets had previously not been recognized. Management concluded that it would be probable that these subsidiaries, and other historically profitable subsidiaries with which it files consolidated (unitary) state income tax returns, would generate sufficient taxable profit against which the unused state losses and deductions could be utilized. The benefit would be realized in future years through a reduction in current income taxes payable.

In 2023, tax rate and other legislative changes reflected a benefit relating to the recognition of a deferred tax asset in Bermuda. On December 27, 2023, Bermuda enacted a Corporate Income Tax regime which will apply a 15% income tax beginning on January 1, 2025. The enacted legislation provides an economic transition adjustment that aligns an entity's tax basis starting point more closely with its economic position prior to the application of the Corporate Income Tax, and can reduce Bermuda income taxes in the future.

Other primarily reflects withholding taxes on distributions from our foreign subsidiaries, the benefit relating to investments in joint ventures in Asia, and the impact of taxable income attributable to NCI. In 2024, Other included the tax impact of a non-deductible impairment charge on an intangible asset in Vietnam.

20. Capital Management

Our capital base is structured to exceed minimum regulatory and internal capital targets and maintain strong credit and financial strength ratings, while maintaining a capital efficient structure. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under the principles that consider all the risks associated with the business, as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our international subsidiaries on a local statutory basis in a manner commensurate with their individual risk profiles.

The Board of Directors of SLF Inc. is responsible for the annual review and approval of the Company's capital plan and capital risk policy. Management oversight of our capital programs and position is provided by the Company's Executive Risk Committee, the membership of which includes senior management from the finance, actuarial, and risk management functions.

We engage in a capital planning process annually in which capital deployment options, fundraising, and dividend recommendations are presented to the Risk Committee of the Board of Directors. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate, and equity market scenarios. Relevant components of these capital reviews, including dividend recommendations, are presented to the Risk Committee on a quarterly basis. The Board of Directors is responsible for the approval of the dividend recommendations.

The capital risk policy is designed to ensure that adequate capital is maintained to provide the flexibility necessary to take advantage of growth opportunities, to support the risks associated with our businesses and to optimize return to our shareholders. This policy is also intended to provide an appropriate level of risk management over capital adequacy risk, which is defined as the risk that capital is not or will not be sufficient to withstand adverse economic conditions, to maintain financial strength or to allow us and our subsidiaries to support ongoing operations and to take advantage of opportunities for expansion. SLF Inc. manages its capital in a manner commensurate with its risk profile and control environment.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As at December 31, 2024, SLF Inc.'s LICAT ratio exceeded the regulatory minimum target as set out by the OSFI.

Sun Life Assurance, SLF Inc.'s principal operating life insurance subsidiary in Canada, is also subject to the LICAT guideline. With a LICAT ratio of 146% as at December 31, 2024, Sun Life Assurance's LICAT ratio is above OSFI's Supervisory Target Total Ratio of 100% and minimum Total Ratio of 90%.

OSFI may intervene and assume control of a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI in the future, as experience develops or the risk profile of Canadian life insurers changes or to reflect other risks. Sun Life Assurance exceeded levels that would require regulatory or corrective action as at December 31, 2024 and December 31, 2023.

The Company's regulated subsidiaries must comply with the capital adequacy requirements imposed in the jurisdictions in which they operate. In certain jurisdictions, the payment of dividends from our subsidiaries is subject to maintaining capital levels exceeding regulatory targets and/or receiving regulatory approval. We maintained capital levels above minimum local requirements as at December 31, 2024 and December 31, 2023.

In the U.S., Sun Life Assurance operates through a branch which is subject to U.S. regulatory supervision, and it exceeded the levels under which regulatory action would be required as at December 31, 2024 and December 31, 2023. In the U.S., we use captive reinsurance arrangements to provide efficient financing of U.S. statutory reserve requirements in excess of those required under IFRS. Under two such arrangements, the funding of these reserve requirements is supported by a guarantee from SLF Inc.

Our capital base presented in the table below consists mainly of common shareholders' equity, preferred shares and other equity instruments, equity in the participating account, non-controlling interests' equity, CSM, and certain other capital securities that qualify as regulatory capital.

As at December 31,	2024	2023
Subordinated debt	$ 6,179	$ 6,178
Innovative capital instruments[1]	200	200
Equity:		
Preferred shares and other equity instruments	2,239	2,239
Common shareholders' equity[2]	23,318	21,343
Equity in the participating account	496	457
Non-controlling interests' equity	76	161
Contractual Service Margin	13,366	11,786
Total capital[3]	$ 45,874	$ 42,364

[1] Innovative capital instruments are SLEECS issued by SLCT I (Note 12). SLCT I is not consolidated by us.
[2] Common shareholders' equity is equal to Total shareholders' equity less Preferred shares and other equity instruments.
[3] For regulatory reporting purposes under the LICAT framework, there were further adjustments, including goodwill, non-life investments, and others as prescribed by OSFI, to the total capital figure presented in the table above.

21. Segregated Funds

We have segregated fund products, including variable annuities, unit-linked products and variable universal life insurance policies, in Canada, the U.S., the UK, and Asia. Effective the second quarter of 2023, we completed the sale of our UK business unit. See Note 3. Under these contracts, the benefit amount is contractually linked to the fair value of the investments in the particular segregated fund. Policyholders can select from a variety of categories of segregated fund investments. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the funds' investment performance. Therefore, net realized gains and losses and other net investment income earned on the segregated funds are attributable to policyholders and not to us. However, certain contracts include guarantees from us. We are exposed to equity market risk and interest rate risk and sometimes insurance risk as a result of these guarantees. Further details on these guarantees and our risk management activities related to these guarantees are included in Notes 6 and 7.

Segregated fund contracts are classified as insurance contracts or investment contracts depending on whether there is significant insurance risk in the guarantees we provide. Segregated funds that are classified as insurance contracts are insurance contracts with direct participation features, and therefore measured using the VFA.

We derive fee income from segregated funds. Market value movements in the investments held for segregated fund holders impact the management fees earned on these funds. Fees from segregated fund contracts that are classified as investment contracts are reported as Fee Income on the Consolidated Statements of Operations. Fees from segregated fund contracts that are classified as insurance contracts are reflected in the measurement of CSM of those contracts, which is reported as revenue as insurance contract services are provided.

The segregated fund types offered, by percentage of total investments for account of segregated fund holders, were within the following ranges as at December 31, 2024 and December 31, 2023:

Type of fund	%
Money market	1 to 5
Fixed income	5 to 10
Balanced	40 to 45
Equity	45 to 50

Money market funds include investments that have a term to maturity of less than one year. Fixed income funds are funds that invest primarily in investment grade fixed income securities and where less than 25% can be invested in diversified equities or high-yield bonds. Balanced funds are a combination of fixed income securities with a larger equity component. The fixed income component is greater than 25% of the portfolio. Equity consists primarily of broad-based diversified funds that invest in a well-diversified mix of Canadian, U.S. or global equities. Other funds in this category include low volatility funds, intermediate volatility funds, and high volatility funds.

21.A Segregated Funds Classified as Investment Contracts

21.A.i Investments for Account of Segregated Fund Holders — Investment Contracts

The carrying value of investments for account of segregated fund holders for contracts classified as investment contracts are as follows:

As at December 31,	2024	2023
Segregated and mutual fund units	$ 126,867	$ 107,239
Equity securities	1,049	1,280
Debt securities	773	862
Cash, cash equivalents and short-term securities	3	4
Other	(3)	26
Total investments for account of segregated fund holders	$ 128,689	$ 109,411

21.A.ii Changes in Account of Segregated Fund Holders — Investment Contracts

For the years ended and as at December 31,	2024	2023
Balance, beginning of year	$ 109,411	$ 102,153
Additions to segregated funds:		
Deposits	12,922	11,510
Net realized and unrealized gains (losses)	11,412	3,995
Other investment income	7,487	7,854
Total additions	31,821	23,359
Deductions from segregated funds:		
Payments to policyholders and their beneficiaries	11,718	10,793
Management fees	784	687
Taxes and other expenses	49	49
Foreign exchange rate movements	(8)	(76)
Total deductions	12,543	11,453
Net additions (deductions)	19,278	11,906
Dispositions (Note 3)	—	(4,648)
Balance, end of year	$ 128,689	$ 109,411

21.B Segregated Funds Classified as Insurance Contracts

21.B.i Investments for Account of Segregated Fund Holders — Insurance Contracts

The carrying value of investments for account of segregated fund holders for contracts classified as insurance contracts, which are the underlying items for the insurance contracts, are as follows:

As at December 31,	2024	2023
Segregated and mutual fund units	$ 15,084	$ 14,240
Equity securities	3,113	2,908
Debt securities	1,607	1,427
Cash, cash equivalents and short-term securities	394	483
Mortgages	7	16
Other assets	52	45
Total assets	20,257	19,119
Less: Liabilities arising from investing activities	160	78
Total investments for account of segregated fund holders	$ 20,097	$ 19,041

21.B.ii Changes in Account of Segregated Fund Holders — Insurance Contracts

Changes by Measurement Component

The following reconciliations illustrate the insurance contract liabilities for account of segregated fund holders by measurement component. For insurance contract liabilities for account of segregated fund holders, the entire amount is included in the present value of estimates of future cash flows. Reconciliations for the net liabilities of segregated fund insurance contracts that are not backed by investments for account of segregated fund holders are included as part of the insurance contract liabilities in Note 10.B.i.

For the years ended and as at December 31,	2024	2023
Balance, beginning of year	$ 19,041	$ 23,139
Insurance finance (income) expenses	2,316	1,793
Foreign currency translation	388	(201)
Cash flows:		
Premiums received	2,016	1,969
Amounts paid to policyholders and other insurance service expenses paid	(2,814)	(2,583)
Management fees, taxes and other expenses	(850)	(822)
Total cash flows	(1,648)	(1,436)
Dispositions (Note 3)	—	(4,254)
Balance, end of year	$ 20,097	$ 19,041

Changes by Remaining Coverage and Incurred Claims

The following tables show the changes in the liabilities for insurance contracts for account of segregated fund holders by LRC and LIC. Reconciliations for the remainder of liabilities for segregated funds that are classified as insurance contracts are in Note 10.B.i.

For the years ended and as at December 31,	2024	2023
Net liabilities for remaining coverage:		
Balances, beginning of year	$ 19,041	$ 23,139
Insurance finance (income) expenses	2,316	1,793
Foreign currency translation	388	(201)
Total changes	2,704	1,592
Cash flows:		
Premiums received	2,016	1,969
Management fees, taxes and other expenses	(850)	(822)
Total cash flows	1,166	1,147
Expected investment component excluded from insurance revenue	(2,814)	(2,583)
Dispositions (Note 3)	—	(4,254)
Balances, liability for remaining coverage, end of year	$ 20,097	$ 19,041
Liability for incurred claims:		
Balances, beginning of year	$ —	$ —
Cash flows:		
Amounts paid to policyholders and other insurance service expenses paid	(2,814)	(2,583)
Total cash flows	(2,814)	(2,583)
Actual investment component excluded from insurance service expense	2,814	2,583
Balances, liability for incurred claims, end of year	$ —	$ —
Total net insurance contract liability:		
Balances, beginning of year	$ 19,041	$ 23,139
Insurance finance (income) expenses	2,316	1,793
Foreign currency translation	388	(201)
Total changes	2,704	1,592
Cash flows:		
Premiums received	2,016	1,969
Amounts paid to policyholders and other insurance service expenses paid	(2,814)	(2,583)
Management fees, taxes and other expenses	(850)	(822)
Total cash flows	(1,648)	(1,436)
Dispositions (Note 3)	—	(4,254)
Balances, total net insurance contract liability, end of year	$ 20,097	$ 19,041

22. Commitments, Guarantees and Contingencies

22.A Lease Commitments

We lease offices and certain equipment. These are leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases and the payments by year are included in Note 6.C.ii.

22.B Contractual Commitments

In the normal course of business, various contractual commitments are outstanding, which are not reflected in our Consolidated Financial Statements. In addition to loan commitments for debt securities and mortgages included in Note 6.A.i, we have equity, investment property, and property and equipment commitments. The contractual commitments outstanding as at December 31 and the expected maturities of these commitments are included in Note 6.C.ii.

22.C Letters of Credit

We issue commercial letters of credit in the normal course of business. As at December 31, 2024, we had credit facilities of $1,077 available for the issuance of letters of credit (December 31, 2023 — $874), from which a total of $120 in letters of credit were outstanding (December 31, 2023 — $113).

22.D Commissions on Release

Commissions on Release ("CORe") is a program designed to facilitate the transfer of the right to service Clients between advisors in order to provide ongoing service and advice to our Clients. We facilitate and administer these transactions including payment and collection streams. Under the CORe program, when an eligible advisor releases Clients they are servicing, we are contractually obligated to pay them the associated CORe value, based on a specified formula as stipulated in the advisor contract. The value of the CORe commitment will vary for Clients which have not been released by an active advisor. The occurrence of future events that will trigger an advisor to release their right to service Clients and the value of the related CORe commitment at that future release date is difficult to predict. As a result of uncertainty in the timing of the triggering event, we cannot reliably estimate our commitment under the CORe program. Due to the nature of the program, in the normal course of business, the commitment related to the future payment to advisors on release of their right to service Clients would be expected to be matched or partially matched by a corresponding amount related to the receivable on the assignment of the right to service the Client by the new advisors, resulting in an immaterial impact to earnings and liquidity in any reporting period.

22.E Indemnities and Guarantees

In the normal course of our business, we have entered into agreements that include indemnities in favour of third parties, such as confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, trade-mark licensing agreements, underwriting and agency agreements, information technology agreements, distribution agreements, financing agreements, the sale of equity interests, and service agreements. These agreements may require us to compensate the counterparties for damages, losses or costs incurred by the counterparties as a result of breaches in representation, changes in regulations (including tax matters), or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. We have also agreed to indemnify our directors and certain of our officers and employees in accordance with our by-laws. These indemnification provisions will vary based upon the nature and terms of the agreements. In many cases, these indemnification provisions do not contain limits on our liability, and the occurrence of contingent events that will trigger payment under these indemnities is difficult to predict. As a result, we cannot estimate our potential liability under these indemnities. We believe that the likelihood of conditions arising that would trigger these indemnities is remote and, historically, we have not made any significant payment under such indemnification provisions. In certain cases, we have recourse against third parties with respect to the aforesaid indemnities, and we also maintain insurance policies that may provide coverage against certain of these claims.

In the normal course of our business, we have entered into purchase and sale agreements that include indemnities in favour of third parties. These agreements may require us to compensate the counterparties for damages, losses, or costs incurred by the counterparties as a result of breaches in representation. As at December 31, 2024, we are not aware of any breaches in representations that would result in any payment required under these indemnities that would have a material impact on our Consolidated Financial Statements.

Guarantees made by us that can be quantified are included in Note 6.A.i.

22.F Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

SLF Inc. has provided a guarantee on the $150 of 6.30% subordinated debentures due 2028 issued by Sun Life Assurance. Claims under this guarantee will rank equally with all other subordinated indebtedness of SLF Inc. SLF Inc. has also provided a subordinated guarantee of preferred shares issued from time to time by Sun Life Assurance, other than such preferred shares which are held by SLF Inc. and its affiliates. Sun Life Assurance has no outstanding preferred shares subject to the guarantee. As a result of these guarantees, Sun Life Assurance is entitled to rely on exemptive relief from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated):

For the years ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
December 31, 2024					
Insurance revenue	$ —	$ 19,389	$ 4,841	$ (1,593)	$ 22,637
Net investment income (loss) excluding result for segregated fund holders	305	7,138	242	(270)	7,415
Fee income	1	1,992	7,128	(540)	8,581
Other income	—	—	163	—	163
Total revenue	$ 306	$ 28,519	$ 12,374	$ (2,403)	$ 38,796
Shareholders' net income (loss)	$ 3,128	$ 1,501	$ 1,675	$ (3,175)	$ 3,129
December 31, 2023					
Insurance revenue	$ —	$ 17,844	$ 5,055	$ (1,543)	$ 21,356
Net investment income (loss) excluding result for segregated fund holders	466	11,176	903	(959)	11,586
Fee income	1	1,687	6,647	(503)	7,832
Other income	—	169	—	—	169
Total revenue	$ 467	$ 30,876	$ 12,605	$ (3,005)	$ 40,943
Shareholders' net income (loss)	$ 3,165	$ 1,908	$ 1,084	$ (2,992)	$ 3,165

Assets and liabilities as at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
December 31, 2024					
Invested assets	$ 28,494	$ 175,508	$ 12,449	$ (26,634)	$ 189,817
Reinsurance contract held assets	$ —	$ 6,353	$ —	$ (35)	$ 6,318
Insurance contract assets	$ —	$ 227	$ 1,583	$ (1,455)	$ 355
Total other general fund assets	$ 4,639	$ 13,979	$ 10,299	$ (3,472)	$ 25,445
Investments for account of segregated fund holders	$ —	$ 148,720	$ 66	$ —	$ 148,786
Insurance contract liabilities excluding those for account of segregated fund holders	$ —	$ 147,196	$ 108	$ (35)	$ 147,269
Reinsurance contract held liabilities	$ —	$ 3,281	$ —	$ (1,456)	$ 1,825
Investment contract liabilities	$ —	$ 11,677	$ 1	$ —	$ 11,678
Total other general fund liabilities	$ 7,576	$ 16,191	$ 15,589	$ (4,322)	$ 35,034
Insurance contract liabilities for account of segregated fund holders	$ —	$ 20,031	$ 66	$ —	$ 20,097
Investment contract liabilities for account of segregated fund holders	$ —	$ 128,689	$ —	$ —	$ 128,689
December 31, 2023					
Invested assets	$ 26,239	$ 164,557	$ 13,913	$ (30,381)	$ 174,328
Reinsurance contract held assets	$ —	$ 5,858	$ 3	$ (67)	$ 5,794
Insurance contract assets	$ —	$ 184	$ 637	$ (637)	$ 184
Total other general fund assets	$ 4,547	$ 13,302	$ 9,805	$ (3,171)	$ 24,483
Investments for account of segregated fund holders	$ —	$ 128,396	$ 56	$ —	$ 128,452
Insurance contract liabilities excluding those for account of segregated fund holders	$ —	$ 135,445	$ 291	$ (67)	$ 135,669
Reinsurance contract held liabilities	$ —	$ 2,260	$ —	$ (637)	$ 1,623
Investment contract liabilities	$ —	$ 11,672	$ —	$ —	$ 11,672
Total other general fund liabilities	$ 7,300	$ 15,041	$ 14,880	$ (5,596)	$ 31,625
Insurance contract liabilities for account of segregated fund holders	$ —	$ 18,985	$ 56	$ —	$ 19,041
Investment contract liabilities for account of segregated fund holders	$ —	$ 109,411	$ —	$ —	$ 109,411

22.G Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Legal actions naming us as a defendant ordinarily involve our activities as a provider of insurance protection and wealth management products, as an investor and investment advisor, and as an employer. In addition, government and regulatory bodies in Canada, the U.S., the UK, and Asia, including federal, provincial, and state securities and insurance regulators, tax authorities, and other government authorities, from time to time, make inquiries and require the production of information or conduct examinations or investigations concerning our compliance with tax, insurance, securities, and other laws.

Provisions for legal proceedings related to insurance contracts, such as for disability and life insurance claims and the cost of litigation, are included in Insurance contract liabilities in our Consolidated Statements of Financial Position. Other provisions are established outside of the Insurance contract liabilities if, in the opinion of management, it is both probable that a payment will be required and a reliable estimate can be made of the amount of the obligation. Management reviews the status of all proceedings on an ongoing basis and exercises judgment in resolving them in such manner as management believes to be in our best interest.

Two class action lawsuits have been filed against Sun Life Assurance in connection with sales practices relating to, and the administration of, individual policies issued by the Metropolitan Life Insurance Company ("MLIC"). These policies were assumed by Clarica when Clarica acquired the bulk of MLIC's Canadian operations in 1998 and subsequently assumed by Sun Life Assurance as a result of its amalgamation with Clarica. One of the lawsuits (*Fehr et al v Sun Life Assurance Company of Canada*) is issued in Ontario and the other (*Alamwala v Sun Life Assurance Company of Canada*) is in British Columbia. The *Fehr* action has been certified as a class action and notice has been made to class members. Sun Life Assurance has brought a motion for summary judgment seeking to dismiss all of the claims. The other action (*Alamwala v Sun Life Assurance Company of Canada*) has remained largely dormant since it was commenced in 2011 and has not been certified. We will continue to vigorously defend against the claims in these actions. In connection with the acquisition of the Canadian operations of MLIC, MLIC agreed to indemnify Clarica for certain losses, including those incurred relating to the sales of its policies. Should either of the *Fehr* or the *Alamwala* lawsuits result in a loss, Sun Life Assurance will seek recourse against MLIC under that indemnity through arbitration.

An Ontario class action lawsuit has been certified against Sun Life Assurance regarding the administration of disability benefits under the Government of Canada employee benefits plan (*Belec v Sun Life Assurance Company of Canada*). Notice of the class action has been sent to potential class members. The Company has substantive defences to the claims and is defending this lawsuit.

Management does not believe that the probable conclusion of any current legal, regulatory or tax matter, either individually or in the aggregate, will have a material adverse effect on the Consolidated Statements of Financial Position or the Consolidated Statements of Operations.

23. Related Party Transactions

SLF Inc. and its subsidiaries, joint ventures and associates transact business worldwide. All transactions between SLF Inc. and its subsidiaries have been eliminated on consolidation. Transactions with joint ventures and associates, which are also related parties, are disclosed in Note 15. Transactions between the Company and related parties are executed and priced on an arm's-length basis in a manner similar to transactions with third parties.

23.A Transactions with Key Management Personnel, Remuneration and Other Compensation

Key management personnel refers to the executive team and Board of Directors of SLF Inc. These individuals have the authority and responsibility for planning, directing, and controlling the activities of the Company. The aggregate compensation to the executive team and directors are as follows:

For the years ended December 31,	2024		2023	
	Executive team	Directors	Executive team	Directors
Number of individuals	14	13	12	11
Base salary and annual incentive compensation	$ 24	$ —	$ 26	$ —
Additional short-term benefits and other	$ 1	$ —	$ 1	$ —
Share-based long-term incentive compensation	$ 47	$ 4	$ 28	$ 4
Value of pension and post-retirement benefits	$ 2	$ —	$ 2	$ —
Severance	$ 5	$ —	$ —	$ —

23.B Other Related Party Transactions

We provide investment management services for our pension plans. The services are provided on substantially the same terms as for comparable transactions with third parties. We also hold units of investment funds managed by certain of our joint ventures. The carrying amount of our investment in these funds is included in Note 15.D.

24. Pension Plans and Other Post–Retirement Benefits

We sponsor defined benefit pension plans and defined contribution plans for eligible employees. All of our significant defined benefit plans worldwide are closed to new entrants with new hires participating in defined contribution plans. Significant defined benefit plans are located in Canada and the U.S. The defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. The specific features of these plans vary in accordance with the employee group and countries in which employees are located. In addition, we maintain supplementary non-contributory defined benefit pension arrangements for eligible employees, which are primarily for benefits which are in excess of local tax limits. As of December 31, 2014, there are no active members in the U.S. defined benefit plans continuing to accrue future service benefits. On January 1, 2009, the Canadian defined benefit plans were closed to new employees. In 2023, all assets and liabilities associated with the UK pension plans were transferred to the buyer as part of the sale of Sun Life's UK business. Canadian employees hired before January 1, 2009 continue to earn future service benefits in the previous plans, which includes both defined benefit and defined contribution components, while new hires since then are eligible to join a defined contribution plan. In addition, one small defined benefit plan in the Philippines remains open to new hires.

Our funding policy for defined benefit pension plans is to make at least the minimum annual contributions required by regulations in the countries in which the plans are offered. The defined benefit pension arrangements are governed by local pension committees. Significant plan changes require the approval of the Board of Directors of the sponsoring subsidiary of SLF Inc.

We also established defined contribution plans for eligible employees. Our contributions to these defined contribution pension plans may be subject to certain vesting requirements. Generally, our contributions are a set percentage of employees' annual income and may be a set percentage of employee contributions, up to specified levels.

In addition to our pension plans, in Canada and the U.S., we provide certain post-retirement health care and life insurance benefits to eligible employees and to their dependents upon meeting certain requirements. Eligible retirees may be required to pay a portion of the premiums for these benefits and, in general, deductible amounts and co-insurance percentages apply to benefit payments. These post-retirement benefits are not pre-funded. In Canada, certain post-retirement health care and life insurance benefits are provided for eligible employees who retired before December 31, 2015. Eligible employees in Canada who retire after December 31, 2015 will have access to voluntary retiree-paid health care coverage. In the U.S., certain post-retirement health care and life insurance benefits are provided to eligible retirees. In the U.S., employees who were not age 50 with 10 years of service as of December 31, 2015 only have access to subsidized retiree health care coverage until eligible for Medicare. Eligible existing and future retirees and covered dependents eligible for Medicare receive an annual contribution to a health reimbursement account to be applied against individual coverage and other eligible expenses.

24.A Risks Associated with Employee Defined Benefit Plans

With the closure of the significant defined benefit pension and retiree benefit plans to new entrants, the volatility associated with future service accruals for active members has been limited and will decline over time.

The major risks remaining in relation to past service obligations are increases in liabilities due to a decline in discount rates, greater life expectancy than assumed and adverse asset returns. We have significantly de-risked the investments of our significant defined benefit pension plans Company-wide by shifting the pension asset mix away from equities and into more fixed income and liability-matching investments. In 2023, all assets and liabilities associated with the UK pension plans were transferred to the buyer as part of the sale of Sun Life's UK business. The target for our significant funded defined benefit pension plans is to minimize volatility in funded status arising from changes in discount rates and exposure to equity markets.

24.B Defined Benefit Pension and Other Post–Retirement Benefit Plans

The following tables set forth the status of the defined benefit pension and other post-retirement benefit plans:

	2024			2023		
	Pension	Other post–retirement	Total	Pension	Other post–retirement	Total
Change in defined benefit obligations:						
Defined benefit obligation, January 1	$ 2,483	$ 215	$ 2,698	$ 2,763	$ 206	$ 2,969
Current service cost	35	8	43	32	6	38
Interest cost	116	11	127	121	11	132
Actuarial losses (gains)	(35)	(4)	(39)	187	8	195
Benefits paid	(134)	(14)	(148)	(138)	(15)	(153)
Divestiture	—	—	—	(483)	—	(483)
Foreign exchange rate movements	34	5	39	1	(1)	—
Defined benefit obligation, December 31	$ 2,499	$ 221	$ 2,720	$ 2,483	$ 215	$ 2,698
Change in plan assets:						
Fair value of plan assets, January 1	$ 2,393	$ —	$ 2,393	$ 2,799	$ —	$ 2,799
Administrative expense	(1)	—	(1)	(1)	—	(1)
Interest income on plan assets	114	—	114	125	—	125
Return on plan assets (excluding amounts included in net interest expense)	(13)	—	(13)	48	—	48
Employer contributions	34	14	48	69	15	84
Benefits paid	(134)	(14)	(148)	(138)	(15)	(153)
Divestiture	—	—	—	(510)	—	(510)
Foreign exchange rate movements	34	—	34	1	—	1
Fair value of plan assets, December 31	$ 2,427	$ —	$ 2,427	$ 2,393	$ —	$ 2,393
Amounts recognized on Statement of Financial Position:						
Fair value of plan assets	$ 2,427	$ —	$ 2,427	$ 2,393	$ —	$ 2,393
Defined benefit (obligation)	(2,499)	(221)	(2,720)	(2,483)	(215)	(2,698)
Net recognized (liability) asset, December 31	$ (72)	$ (221)	$ (293)	$ (90)	$ (215)	$ (305)
Components of net benefit expense recognized:						
Current service cost	$ 35	$ 8	$ 43	$ 32	$ 6	$ 38
Administrative expense	1	—	1	1	—	1
Net interest expense (income)	2	11	13	(4)	11	7
Other long-term employee benefit losses (gains)	—	5	5	—	3	3
Net benefit expense	$ 38	$ 24	$ 62	$ 29	$ 20	$ 49
Remeasurement of net recognized (liability) asset:						
Return on plan assets (excluding amounts included in net interest expense)	$ (13)	$ —	$ (13)	$ 48	$ —	$ 48
Actuarial gains (losses) arising from changes in demographic assumptions	—	—	—	(4)	—	(4)
Actuarial gains (losses) arising from changes in financial assumptions	36	2	38	(131)	(7)	(138)
Actuarial gains (losses) arising from experience adjustments	(1)	7	6	(52)	2	(50)
Foreign exchange rate movements	—	(5)	(5)	—	1	1
Components of defined benefit costs recognized in Other comprehensive income (loss)	$ 22	$ 4	$ 26	$ (139)	$ (4)	$ (143)

24.C Principal Assumptions for Significant Plans

	2024		2023		
	Canada %	**U.S. %**	Canada %	UK % [1]	U.S. %
To determine defined benefit obligation at end of year:					
Discount rate for pension plans	**4.70**	**5.70**	4.60	n/a	5.35
Rate of compensation increase	**2.80**	**n/a**	2.70	n/a	n/a
Pension increases	**0.00–0.20**	**n/a**	0.00–0.20	n/a	n/a
To determine net benefit expense for year:					
Discount rate for pension plans	**4.60**	**5.35**	5.00	4.75	5.55
Rate of compensation increase	**2.70**	**n/a**	2.75	n/a	n/a
Pension increases	**0.00–0.20**	**n/a**	0.00–0.05	3.05	n/a
Health care trend rates:					
Initial health care trend rate	**5.02**	**7.00**	5.08	n/a	6.75
Ultimate health care trend rate	**4.00**	**5.00**	4.00	n/a	5.00
Year ultimate health care trend rate reached	**2040**	**2033**	2040	n/a	2031

	2024		2023		
	Canada	**U.S.**	Canada	UK [1]	U.S.
Mortality rates:					
Life expectancy (in years) for individuals currently at age 65:					
Male	**24**	**22**	24	n/a	22
Female	**25**	**23**	25	n/a	23
Life expectancy (in years) at 65 for individuals currently at age 45:					
Male	**25**	**23**	25	n/a	23
Female	**26**	**25**	26	n/a	25
Average duration (in years) of pension obligation	**13.6**	**9.6**	13.8	n/a	9.8

[1] In 2023, all assets and liabilities associated with the UK pension plans were transferred to the buyer as part of the sale of Sun Life's UK business.

Discount Rate, Rate of Compensation Increase and Health Care Cost

The major economic assumptions which are used in determining the actuarial present value of the accrued benefit obligations vary by country.

The discount rate assumption used for significant plans is determined by reference to the market yields, as of December 31, of high-quality corporate bonds that have terms to maturity approximating the terms of the related obligation. In countries where a deep corporate market does not exist, government bonds are used. Compensation and health care trend assumptions are based on expected long-term trend assumptions which may differ from actual results.

24.D Sensitivity of Key Assumptions

The following table provides the potential impact of changes in key assumptions on the defined benefit obligation for pension and other post-retirement benefit plans as at December 31, 2024. These sensitivities are hypothetical and should be used with caution. The impact of changes in each key assumption may result in greater than proportional changes in sensitivities.

	Pension		**Post-retirement benefits**	
Interest/discount rate sensitivity:[1]				
1% decrease	$	**360**	$	**20**
1% increase	$	**(286)**	$	**(18)**
Rate of compensation increase assumption:				
1% decrease	$	**(45)**		**n/a**
1% increase	$	**51**		**n/a**
Health care trend rate assumption:				
1% decrease		**n/a**	$	**(9)**
1% increase		**n/a**	$	**10**
Mortality rates:[2]				
10% decrease	$	**52**	$	**2**

[1] Represents a parallel shift in interest rates across the entire yield curve, resulting in a change in the discount rate assumption.
[2] Represents 10% decrease in mortality rates at each age.

24.E Fair Value of Plan Assets

The composition of fair value of plan assets is as follows:

As at December 31,	2024	2023
Equity investments	4%	4%
Fixed income investments	76%	77%
Real estate investments	12%	12%
Other	8%	7%
Total composition of fair value of plan assets	100%	100%

The fair value of our equity investments in 2024 and 2023 are consistent with Level 1 or Level 2 fair value hierarchy. In 2024, 3% of our fixed income investments (2023 — 4%) are determined based on valuation techniques consistent with Level 1 of the fair value hierarchy.

The assets of the defined benefit pension plans are primarily held in trust for plan members and are managed within the provisions of each plan's investment policies and procedures. Diversification of the investments is used to limit credit, market, and foreign currency risks. We have significantly de-risked the investments of our significant defined benefit pension plans by shifting the pension asset mix away from equities and into more fixed income and liability-matching investments. The long-term investment objectives of the defined benefit pension plans are to equal or exceed the rate of growth of the liabilities. Over shorter periods, the objective of the defined benefit pension plan investment strategy is to minimize volatility in the funded status. Liquidity is managed with consideration to the cash flow requirements of the liabilities.

24.F Future Cash Flows

The following tables set forth the expected contributions and expected future benefit payments of the defined benefit pension and other post-retirement benefit plans:

	Pension	Post-retirement	Total
Expected contributions for the next 12 months	$ 38	$ 18	$ 56

Expected Future Benefit Payments

	2025	2026	2027	2028	2029	2030 to 2034
Pension	$ 135	$ 140	$ 145	$ 151	$ 150	$ 806
Post-retirement	18	19	19	20	21	114
Total	$ 153	$ 159	$ 164	$ 171	$ 171	$ 920

24.G Defined Contribution Plans

We expensed $206 in 2024 (2023 — $199) with respect to defined contribution plans.

25. Earnings (Loss) Per Share

Details of the calculation of the net income (loss) and the weighted average number of shares used in the EPS computations are as follows:

For the years ended December 31,	2024	2023
Common shareholders' net income (loss) for basic earnings per share	$ 3,049	$ 3,086
Add: Increase in income due to convertible instruments[1]	10	10
Common shareholders' net income (loss) on a diluted basis	$ 3,059	$ 3,096
Weighted average number of common shares outstanding for basic earnings per share (in millions)	579	586
Add: Dilutive impact of stock options[2] (in millions)	—	—
Dilutive impact of convertible instruments[1] (in millions)	3	3
Weighted average number of common shares outstanding on a diluted basis (in millions)	582	589
Basic earnings (loss) per share	$ 5.27	$ 5.27
Diluted earnings (loss) per share	$ 5.26	$ 5.26

[1] The convertible instruments are the SLEECS B issued by SLCT I.
[2] Excludes the impact of 1 million stock options for the year ended December 31, 2024 (December 31, 2023 — 2 million) because these stock options were anti-dilutive for the period.

26. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of taxes, are as follows:

For the years ended December 31,	**2024**			2023			
	Balance, beginning of year	**Other comprehensive income (loss)**	**Balance, end of year**	Balance, beginning of year	Other comprehensive income (loss)	Other	Balance, end of year
Items that may be reclassified subsequently to income:							
Unrealized foreign currency translation gains (losses), net of hedging activities	$ 1,350	$ 1,346	$ 2,696	$ 1,689	$ (339)	$ —	$ 1,350
Unrealized gains (losses) on FVOCI assets	(354)	104	(250)	(839)	485	—	(354)
Unrealized gains (losses) on cash flow hedges	(1)	5	4	(18)	17	—	(1)
Share of other comprehensive income (loss) in joint ventures and associates	(151)	201	50	(107)	(44)	—	(151)
Items that will not be reclassified subsequently to income:							
Remeasurement of defined benefit plans	(217)	19	(198)	(149)	(105)	37 [(1)]	(217)
Share of other comprehensive income (loss) in joint ventures and associates	2	(7)	(5)	(5)	7	—	2
Revaluation surplus on transfers to investment properties	143	1	144	143	—	—	143
Total	$ 772	$ 1,669	$ 2,441	$ 714	$ 21	$ 37	$ 772
Total attributable to:							
Participating account	$ 6	$ (3)	$ 3	$ (3)	$ 9	$ —	$ 6
Non-controlling interests	1	10	11	4	(3)	—	1
Shareholders	765	1,662	2,427	713	15	37	765
Total	$ 772	$ 1,669	$ 2,441	$ 714	$ 21	$ 37	$ 772

[(1)] During 2023, the Company transferred cumulative remeasurement losses of $37 from Accumulated other comprehensive income (loss) to Retained earnings due to the sale of Sun Life UK.

Drivers of Earnings

The Drivers of Earnings (DOE) is a non-International Financial Reporting Standard (IFRS) financial measure. The DOE analysis provides additional detail on the sources of earnings, primarily for protection and health businesses, and explains the actual results compared to the longer-term expectations. The underlying DOE and reported DOE are both presented on a common shareholders' basis by removing the allocations to participating policyholders.

The terminology used in the discussion of DOE is described below:

Risk adjustment release

The compensation we require for bearing uncertainty about the amount and timing of the cash flows that arises from non-financial risk.

Contractual service margin (CSM) recognized for services provided

The amount of CSM recognized as insurance revenue in each period to reflect the insurance contract services provided for a group of contracts in the period.

Expected earnings on short-term (group) insurance business

Group – Health & Protection profits recognized over a short coverage period. Excludes Administrative Services Only (ASO) business, presented in the 'Other fee income' line.

Impact of new insurance business

Represents 'onerous' new business for the period. An onerous contract does not necessarily mean it is unprofitable business.

Experience gains (losses)

Gains and losses that are due to differences between the actual results during the reporting period and management's estimate of the expected longer-term returns liabilities (i.e. expected insurance earnings) at the start of the reporting period.

Expected investment earnings

Reflects the spread between the expected investment return on general account assets and the discount rate (net of margins for credit risk) on insurance contract liabilities and crediting rate of investment contract liabilities.

Credit experience

Impact of ratings changes, and impairments (net of recoveries) on FVTPL assets. Includes changes in expected credit loss provisions on FVOCI assets. Expected credit is reflected in the 'Expected investment earnings' line.

Earnings on surplus

Represents the net income earned on a company's surplus funds. Earnings on Surplus is comprised of realized gains on fair value through other comprehensive income assets, as well as net investment returns on surplus, such as investment income, gains (losses) on seed investments and investment properties mark-to-market, and also includes impacts from derivatives, currency and other items.

Joint Ventures & Other

Joint venture earnings from India, Malaysia and China. Other includes various smaller investment-related items that may arise from period to period.

Asset management – Underlying

Represents pre-tax earnings (net of expenses) for MFS and SLC Management.

Other fee income

Includes pre-tax earnings (net of expenses) for certain wealth businesses in Canada and Asia as well as Canada & U.S. fee-based businesses (e.g. ASO from Group - Health & Protection) and fee income from Open par account in Canada.

Expenses – other

Non-directly attributable contract expenses, corporate expenses, strategic initiatives and financing charges.

Market-related impacts

Market-related impacts represent the difference between actual versus expected market movements. Except for risk free rates which are based on current rates, expected market movements are based on our medium-term outlook which is reviewed annually.

Assumption Changes and Management Actions (ACMA)

Captures the impact of method and assumption changes, and management actions on insurance and reinsurance contracts.

Other adjustments

Income impact from items that are not operational or ongoing in nature:

i.   Management's ownership of MFS shares – this adjustment removes the change in fair value and other activity related to MFS common shares owned by management.

ii. Acquisition, integration, and restructuring - expense and income related to acquisition or disposal of a business. Also includes expenses related to restructuring activities.

iii. Intangible asset amortization – removes the amortization expense associated with finite life intangible assets arising from acquisitions or business combinations excluding amortization of software and distribution agreements.

iv. Other – represents items that are unusual or exceptional in nature which management believes are not representative of the long-term performance of the Company.

For the Year Ended December 31, 2024 (in millions of Canadian dollars)	Sun Life Asset Mgmt	Sun Life Canada	Sun Life U.S.	Sun Life Asia	Corporate	Total
Risk adjustment release	-	202	37	171	-	410
Contractual service margin recognized for services provided	-	373	78	470	-	921
Expected earnings on short-term (group) insurance business	-	661	1,036	-	-	1,697
Expected insurance earnings	-	1,236	1,151	641	-	3,028
Impact of new insurance business	-	(24)	-	(47)	-	(71)
Experience gains (losses)	-	153	(97)	(19)	2	39
Net insurance service result - Underlying	-	1,365	1,054	575	2	2,996
Expected investment earnings	-	720	176	60	(1)	955
Credit experience	-	(145)	(22)	(4)	2	(169)
Earnings on surplus	-	206	174	141	88	609
Joint ventures & other	-	37	14	233	(2)	282
Net investment results - Underlying	-	818	342	430	87	1,677
Asset Management - underlying	1,762	-	-	-	-	1,762
Other fee income	-	241	37	44	(1)	321
Expenses - other	-	(557)	(462)	(325)	(581)	(1,925)
Income before taxes - Underlying	1,762	1,867	971	724	(493)	4,831
Income tax (expense) or recovery	(408)	(414)	(198)	(23)	209	(834)
Dividends, distributions, NCI	(61)	-	-	-	(80)	(141)
Underlying net income	1,293	1,453	773	701	(364)	3,856
Add: Non-underlying net income adjustments (post-tax):						
Market-related impacts	(20)	(177)	(116)	(76)	16	(373)
Assumption changes and management actions (ACMA)	-	(34)	140	(54)	4	56
Other adjustments:						
Management's ownership of MFS shares	(22)	-	-	-	-	(22)
Acquisition, integration and restructuring	255	-	(79)	66	(102)	140
Intangible asset amortization	(24)	(25)	(89)	(194)	-	(332)
Other	46	-	(73)	(14)	(235)	(276)
Reported net income - Common shareholders	1,528	1,217	556	429	(681)	3,049

For the Year Ended December 31, 2023 (in millions of Canadian dollars)	Sun Life Asset Mgmt	Sun Life Canada	Sun Life U.S.	Sun Life Asia	Corporate	Total
Risk adjustment release	-	200	36	176	6	418
Contractual service margin recognized for services provided	-	346	79	354	11	790
Expected earnings on short-term (group) insurance business	-	557	964	4	-	1,525
Expected insurance earnings	-	1,103	1,079	534	17	2,733
Impact of new insurance business	-	(42)	-	(9)	-	(51)
Experience gains (losses)	-	207	143	(53)	-	297
Net insurance service result - Underlying	-	1,268	1,222	472	17	2,979
Expected investment earnings	-	673	142	66	5	886
Credit experience	-	(48)	(2)	3	-	(47)
Earnings on surplus	-	263	146	121	109	639
Joint ventures & other	-	7	13	206	6	232
Net investment results - Underlying	-	895	299	396	120	1,710
Asset Management - underlying	1,677	-	-	-	-	1,677
Other fee income	-	178	41	20	8	247
Expenses - other	-	(573)	(449)	(263)	(643)	(1,928)
Income before taxes - Underlying	1,677	1,768	1,113	625	(498)	4,685
Income tax (expense) or recovery	(371)	(392)	(223)	(25)	200	(811)
Dividends, distributions, NCI	(67)	-	-	-	(79)	(146)
Underlying net income	1,239	1,376	890	600	(377)	3,728
Add: Non-underlying net income adjustments (post-tax):						
Market-related impacts	(47)	(243)	(44)	(153)	33	(454)
Assumption changes and management actions (ACMA)	-	59	(65)	39	3	36
Other adjustments:						
Management's ownership of MFS shares	12	-	-	-	-	12
Acquisition, integration and restructuring	(114)	76	(120)	(18)	21	(155)
Intangible asset amortization	(23)	(16)	(85)	(8)	-	(132)
Other	(0)	-	-	51	-	51
Reported net income - Common shareholders	1,067	1,252	576	511	(320)	3,086

Analysis of results

Expected Insurance Earnings of $3,028 million were $295 million higher than 2023, driven by good sales momentum and in-force business growth in Asia, and business growth in Canada group health & protection business.

Impact of new insurance business $(71) million was $20 million lower than 2023.

Experience gains (losses) of $39 million were driven by:

- Favourable mortality experience primarily in Asia and Canada,

- Favourable morbidity experience primarily in Canada and U.S. group disability, largely offset by unfavourable morbidity experience in U.S. Dental and U.S. medical stop-loss

- Unfavourable expense experience largely in U.S. Dental, and

- Other experience was favourable primarily from the U.S. and Asia.

Expected Investment Earnings of $955 million were $69 million higher than 2023, reflecting higher investment results in Canada and the U.S.

Credit experience of $(169) million driven by unfavourable credit experience largely in Canada and the U.S.

Earnings on Surplus of $609 million were $30 million lower than 2023.

Joint Ventures & Other of $282 million reflecting joint venture earnings from India, Malaysia, and China and favourable Other experience primarily from Canada.

Asset management – underlying of $1,762 million was $85 million higher than 2023, reflecting higher fee income.

Other Fee Income of $321 million was $74 million higher than 2023, reflecting higher fee-related earnings driven by higher AUM in Canada and Asia.

Expenses – Other of $(1,925) million was $3 million higher than 2023, driven by lower financing costs partially offset by higher expenses largely from continued investments in the Asia business and incentive compensation in Asia.

Market-related impacts represent the difference between actual versus expected market movements[1].The 2024 market-related impacts of $(373) million primarily reflected real estate experience[2] and interest rate impacts.

The net impact of assumption changes and management actions (ACMA) was an increase of $56 million to reported net income and includes methods and assumptions changes on insurance contracts as well as related impacts.

These included favourable impacts from reinsurance in the U.S., which were partially offset by unfavourable policyholder behaviour updates in Asia, and mortality updates in Canada.

Other adjustments in 2024 decreased reported net income by $490 million, reflecting lower tax-exempt investment income in Corporate, an impairment charge on an intangible asset related to bancassurance in Vietnam reflecting updates resulting from changes in regulatory and macro-economic factors, DentaQuest integration costs and amortization of acquired intangible assets, a restructuring charge of $108 million, a non-recurring provision in U.S. Dental, and a Pillar Two global minimum tax adjustment[3], partially offset by a decrease in SLC Management's estimated acquisition-related liabilities[4], and gains on the partial sale of ABSLAMC[5] and the early termination of a distribution agreement in Asset Management.

---

(1) Except for risk free rates which are based on current rates, expected market movements are based on our medium-term outlook which is reviewed annually.

(2) Real estate experience reflects the difference between the actual value of real estate investments compared to management's longer-term expected returns supporting insurance contract liabilities ("real estate experience").

(3) For additional information, refer to Note 19 of our 2024 Annual Consolidated Financial Statements and the heading "Income taxes".

(4) Primarily reflects a decrease of $334 million in estimated future payments for options to purchase remaining ownership interests of SLC Management affiliates in Q3'24. For additional information, refer to Note 5 of our 2024 Annual Consolidated Financial Statements.

(5) To meet regulatory obligations, on March 21, 2024 we sold 6.3% of our ownership interest in Aditya Birla Sun Life AMC Limited ("partial sale of ABSLAMC"), generating a gain of $84 million. As a result of this transaction, our ownership interest in ABSLAMC was reduced from 36.5% to 30.2% for gross proceeds of $136 million. Subsequently, on May 31, 2024, we sold an additional 0.2% of our ownership interest.

Board of Directors and Executive Team

Board of Directors

All directors of Sun Life Financial Inc. are also directors of Sun Life Assurance Company of Canada. The Board has determined that all directors other than Kevin D. Strain are independent directors. Additional information on the directors and a report on the Board's corporate governance processes and practices are available in the 2025 Management Information Circular, on sunlife.com and on www.sedar.com.

Deepak Chopra, FCPA[1][2]
Corporate Director

Stephanie L. Coyles[2][3]
Corporate Director

Patrick P.F. Cronin[1][4]
Corporate Director

Ashok K. Gupta, FFA[3][4]
Corporate Director

M. Marianne Harris[1][2]
Corporate Director

David H. Y. Ho[2][3]
Corporate Director

Laurie G. Hylton[1][2]
Corporate Director

Stacey A. Madge[1][2]
Corporate Director

Helen M. Mallovy Hicks, FCPA, FCBV[1][4]
Corporate Director

Marie-Lucie Morin, CM, PC[3][4]
Corporate Director

Joseph M. Natale[3][4]
Corporate Director

Scott F. Powers
Chair of the Board, Sun Life

Kevin D. Strain, CPA
President and Chief Executive Officer, Sun Life

---

(1) Member of the Audit Committee
(2) Member of the Governance Committee
(3) Member of the Management Resources Committee
(4) Member of the Risk Committee

Executive Team

Kevin D. Strain
President and Chief Executive Officer

Timothy Deacon
Executive Vice-President and
Chief Financial Officer

Linda M. Dougherty
Executive Vice-President,
Chief Strategy and Enablement Officer

Daniel R. Fishbein
President, Sun Life U.S.

Jacques Goulet
Executive Chair, Sun Life Canada

Melissa J. Kennedy
Executive Vice-President and
Chief Legal and Public Policy Officer

Laura A. Money
Executive Vice-President,
Chief Information and Technology
Innovation Officer

Thomas P. Murphy
Executive Vice-President and
Chief Risk Officer

Helena J. Pagano
Executive Vice-President,
Chief People and Culture Officer

Stephen C. Peacher
Executive Chair, SLC Management

Manjit Singh
President, Sun Life Asia

Jessica Tan
President, Sun Life Canada

Chris Wei
Executive Vice-President,
Chief Client and Innovation Officer

As of March 1, 2025

Sun Life Financial Inc. – Subsidiaries and Associates

The following table lists the direct and indirect subsidiaries of Sun Life Financial Inc. ("SLF Inc.") as at December 31, 2024 and provides the book values (in millions of Canadian dollars, based on the equity method) of the shares of those subsidiaries that are principal operating subsidiaries. The table also lists significant joint venture entities in which SLF Inc. directly or indirectly holds 50% or less of the issued and outstanding voting securities. Subsidiaries which are inactive or which have been set up for the sole purpose of holding investments are not listed in the table.

Company	Jurisdiction of Formation	Book Value of Shares Owned	Per cent of Voting Shares Owned by SLF Inc.
Sun Life Assurance Company of Canada	Canada	17,172	100%
BestServe Financial Limited	Hong Kong	52	100%
Dental Health Alliance, L.L.C.	Delaware, USA		100%
Denticare of Alabama, Inc.	Alabama, USA		100%
Dialogue Health Technologies Inc.	Canada	181	100%
Dialogue Health Technologies Australia Pty Ltd	Australia		100%
e-Hub Health Pty Ltd	Australia		100%
Optima Global Health Inc.	Quebec, Canada		100%
Tictrac Limited	England and Wales		100%
PT. Sun Life Financial Indonesia	Indonesia	690	100%
PT. Sun Life Indonesia Services	Indonesia		100%
SL BBCML Holdings Inc.	Delaware, USA		100%
SLA US Holdco, Inc.	Delaware, USA		100%
SLA US Real Estate Holdings, Inc.	Delaware, USA		100%
Solidify Software, LLC	Kansas, USA		100%
Sun Life (India) AMC Investments Inc.	Canada		100%
Aditya Birla Sun Life AMC Limited	India		30%
Sun Life (Ireland) Finance No.2 Limited	Republic of Ireland		100%
Sun Life (Singapore) Support Center Pte. Ltd.	Singapore		100%
Sun Life and Health Insurance Company (U.S.)	Michigan, USA	694	100%
Sun Life Canada Securities Inc.	Canada	14	100%
Sun Life Capital Trust	Ontario, Canada		100%
Sun Life Consultancy and Management (Beijing) Co., Ltd.	People's Republic of China		100%
Sun Life Everbright Life Insurance Company Limited	Tianjin, People's Republic of China		24.99%
Sun Life Financial (India) Insurance Investments Inc.	Canada		100%
Aditya Birla Sun Life Insurance Company Limited	India		49%
Sun Life Financial Asia Services Limited	Hong Kong		100%
Sun Life Financial Distributors (Canada) Inc.	Canada	13	100%
Sun Life Financial International Holdings (MC), LLC	Delaware, USA		100%
Sun Life Financial Investment Services (Canada) Inc.	Canada	80	100%
Sun Life Financial Investments (Bermuda) Ltd.	Bermuda		100%
Sun Life Financial Trust Inc.	Canada	84	100%
Sun Life Global Solutions Private Limited	India		100%
Sun Life Hong Kong Limited	Bermuda	2,103	100%
Helios Real Estate Fund L.P.	Cayman Islands		100%
Sun Life Asset Management (HK) Limited	Hong Kong		100%
Sun Life Pension Trust Limited	Hong Kong		100%
Sun Life Trustee Company Limited	Hong Kong		100%
Sun Life Information Services Canada, Inc.	Canada		100%
Sun Life Information Services Ireland Limited	Republic of Ireland		100%
Sun Life Insurance (Canada) Limited	Canada	1,484	100%
SLI General Partner Limited	Canada		100%
SLI Investments LP	Manitoba, Canada		100%
6425411 Canada Inc.	Canada		100%
Sun Life Investments LLC	Delaware, USA		100%
SLI US Real Estate Holdings, Inc.	Delaware, USA		100%
12723603 Canada Inc.	Canada		100%
Sun Life Malaysia Assurance Berhad	Malaysia		49%
Sun Life Malaysia Takaful Berhad	Malaysia		49%
Sun Life of Canada (Netherlands) B.V.	Netherlands		100%
Sun Life Financial Philippine Holding Company, Inc.	Philippines		100%

Company	Jurisdiction of Formation	Book Value of Shares Owned	Per cent of Voting Shares Owned by SLF Inc.
Sun Life Grepa Financial, Inc.	Philippines		49%
Sun Life Investment Management and Trust Corporation	Philippines		100%
Sun Life of Canada (Philippines), Inc.	Philippines	1,137	100%
Sun Life Asset Management Company, Inc.	Philippines		100%
Sun Life Financial Plans, Inc.	Philippines		100%
Sun Life Vietnam Insurance Company Limited	Vietnam	679	100%
UDC Dental California, Inc.	California, USA		100%
UDC Ohio, Inc.	Ohio, USA		100%
Union Security DentalCare of Georgia, Inc.	Georgia, USA		100%
Union Security DentalCare of New Jersey, Inc.	New Jersey, USA		100%
United Dental Care of Arizona, Inc.	Arizona, USA		100%
United Dental Care of Colorado, Inc.	Colorado, USA		100%
United Dental Care of Missouri, Inc.	Missouri, USA		100%
United Dental Care of New Mexico, Inc.	New Mexico, USA		100%
United Dental Care of Texas, Inc.	Texas, USA		100%
15651948 Canada Inc.	Canada		100%
7647930 Canada Inc.	Canada		100%
Sun Life Global Investments Inc.	Canada		100%
BK Canada Holdings Inc.	Canada		100%
BentallGreenOak (Canada) GP Ltd.	Canada		100%
BentallGreenOak (Canada) Limited Partnership	British Columbia, Canada	359	51.24%
Bentall Property Services (Ontario) Ltd.	Ontario, Canada		51.24%
BGO Capital (Canada) Inc.	Canada		51.24%
BGO Holdings (Cayman), LP	Cayman Islands	78	51.21%
BentallGreenOak Advisors (Hong Kong) Limited	Hong Kong		51.21%
BentallGreenOak Advisors (Korea) Limited	Republic of Korea		51.21%
BentallGreenOak China Holdings Limited	Guernsey		51.21%
BentallGreenOak Capital Partners (HK) Limited	Hong Kong		51.21%
BentallGreenOak China Investment Advisers Limited	Hong Kong		51.21%
BentallGreenOak Investment Advisers Limited	Hong Kong		51.21%
BentallGreenOak Management Consulting (Shanghai) Co., Limited	People's Republic of China		51.21%
BentallGreenOak K.K.	Japan		51.21%
BentallGreenOak Real Estate Advisors (Jersey) Limited	Jersey, Channel Islands		51.21%
BentallGreenOak Real Estate Services Ltd.	England and Wales		51.21%
BentallGreenOak Advisors (UK) LLP	England and Wales		51.21%
BentallGreenOak Advisors (Italy) S.r.l.	Italy		51.21%
BentallGreenOak Asset Management (Germany) GmbH	Germany		51.21%
BentallGreenOak Management Services S.à.r.l.	Luxembourg		51.21%
BentallGreenOak Real Estate Advisors (Spain) S.L.	Madrid, Spain		51.21%
BGO Industrial Real Estate Income Trust, Inc.	Maryland, USA		51.21%
GreenOak India Investment Advisors Private Limited	Mumbai, India		51.21%
BGO Luxembourg Holdings Ltd.	Canada		51.24%
BGO Prime GP Holdco Inc.	Canada		51.24%
BentallGreenOak Prime Investments Trustee Inc.	Canada		51.24%
BGO Real Property Services (Canada) Inc.	Canada		51.24%
SynchroSERV Inc.	Canada		51.24%
SynchroSERV Limited Partnership	British Columbia, Canada		51.24%
0936543 BC Ltd.	British Columbia, Canada		51.24%
SLC AM Parent Inc.	Canada		100%
SLC Asset Management ULC	Alberta, Canada		100%
SLC Canada CAV Corp.	Canada		100%
SLGI Asset Management Inc.	Canada	111	100%
Sun Life 2007-1 Financing Corp.	Canada		100%
Sun Life (Bermuda) Finance No. 1 Ltd.	Bermuda		100%
Sun Life (Bermuda) Finance No. 2 LLC	Bermuda		100%
Sun Life (Ireland) Finance No. 1 Limited	Republic of Ireland		100%

Company	Jurisdiction of Formation	Book Value of Shares Owned	Per cent of Voting Shares Owned by SLF Inc.
Sun Life Assurance Company of Canada – U.S. Operations Holdings, Inc.	Delaware, USA		100%
DentaQuest Group, Inc.	Delaware, USA		100%
DentaQuest, LLC	Delaware, USA	3,785	100%
DCP Holding Company	Delaware, USA		100%
Dental Care Plus, Inc.	Ohio, USA		100%
Insurance Associates Plus, Inc.	Ohio, USA		100%
DentaQuest Care Group Management, LLC	Delaware, USA		100%
AD Management of Iowa, LLC	Delaware, USA		100%
AD Management of OK, LLC	Delaware, USA		100%
AD Management of TX, LLC	Delaware, USA		100%
Advantage Community Holding Company, LLC	Oregon, USA		100%
Advantage Dental Services, LLC	Oregon, USA		100%
Advantage Support Services, LLC	Oregon, USA		100%
Advantage Consulting Services, LLC	Oregon, USA		100%
DQCGM of Oregon, LLC	Oregon, USA		100%
DQCGM of Alabama, LLC	Delaware, USA		100%
DQCGM of Florida, LLC	Delaware, USA		100%
DQCGM of Massachusetts, LLC	Delaware, USA		100%
DQCGM of Washington, LLC	Delaware, USA		100%
Oregon Community Dental Care	Oregon, USA		100%
DentaQuest IPA of New York, LLC	Wisconsin, USA		100%
DentaQuest of Arizona, LLC	Wisconsin, USA		100%
DentaQuest of Florida, Inc.	Florida, USA		100%
DentaQuest of Georgia, LLC	Wisconsin, USA		100%
DentaQuest of Illinois, LLC	Wisconsin, USA		100%
DentaQuest of Iowa, LLC	Wisconsin, USA		100%
DentaQuest of Kentucky, LLC	Wisconsin, USA		100%
DentaQuest of Maryland, LLC	Wisconsin, USA		100%
DentaQuest of Minnesota, LLC	Wisconsin, USA		100%
DentaQuest of New Jersey, LLC	Wisconsin, USA		100%
DentaQuest of New Mexico, LLC	Wisconsin, USA		100%
DentaQuest of New York, LLC	Wisconsin, USA		100%
DentaQuest of Tennessee, LLC	Wisconsin, USA		100%
DentaQuest USA Insurance Company, Inc.	Texas, USA		100%
DentaQuest National Insurance Company, Inc.	Texas, USA		100%
Pacific Dental Network, Inc.	California, USA		100%
California Dental Network, Inc.	California, USA		100%
SL Finance 2007-1, Inc.	Delaware, USA		100%
SL Investment 2007-1 ULC	Nova Scotia, Canada		100%
SLC AM CORP LLC	Delaware, USA		100%
SLC Asset Management LLC	Delaware, USA		100%
SLC US CAV LLC	Delaware, USA		100%
Sun Life (U.S.) HoldCo 2020, Inc.	Delaware, USA		100%
AAM Holdings Inc.	Delaware, USA		51%
Advisors Asset Management, Inc.	Delaware, USA	182	51%
Sterling Resources, Inc.	Colorado, USA		51%
Crescent Capital Group GP LLC	Delaware, USA		51%
Crescent Capital Group LP	Delaware, USA	56	51%
Atlas CLO Funding I LLC	Delaware, USA		51%
Atlas CLO Funding II LLC	Delaware, USA		51%
Captrust II Services, LLC	Delaware, USA		51%
CCAP Administration LLC	Delaware, USA		51%
CDL (TX) Services, LLC	Delaware, USA		51%
CDL Fund II GP, LLC	Delaware, USA		51%
CDL Fund IV SLP LLC	Delaware, USA		51%
CPCP General Partner LLC	Delaware, USA		51%
CPCP General Partner Limited	Republic of Ireland		51%

Company	Jurisdiction of Formation	Book Value of Shares Owned	Per cent of Voting Shares Owned by SLF Inc.
Crescent Agency Services LLC	Delaware, USA		51%
Crescent Cap NT Advisors, LLC	Delaware, USA		51%
Crescent Capital Group High Income B LLC	Delaware, USA		51%
Crescent Capital Group High Income LLC	Delaware, USA		51%
Crescent CLO Funding GP, LLC	Delaware, USA		51%
Crescent Credit Europe Group Ltd	England and Wales		51%
Crescent Credit Europe LLP	England and Wales		51%
Crescent Credit Opportunities, LLC	Delaware, USA		51%
Crescent Credit Opportunities GP, S.a.r.l.	Luxembourg		51%
Crescent Credit Solutions VIII, LLC	Delaware, USA		51%
Crescent Credit Solutions VIII Note Issuer, LLC	Delaware, USA		51%
Crescent CRPTF Services, LLC	Delaware, USA		51%
Crescent Direct Lending Levered, LLC	Delaware, USA		51%
Crescent Direct Lending Management, LLC	Delaware, USA		51%
CDL Services, LLC	Delaware, USA		51%
Crescent Direct Lending SMA Management LLC	Delaware, USA		51%
Crescent Direct Lending, LLC	Delaware, USA		51%
Crescent European Specialty Lending II LLC	Delaware, USA		51%
Crescent European Specialty Loan II S.à r.l.	Luxembourg		51%
Crescent European Specialty Lending III LLC	Delaware, USA		51%
CESL III Special Partner LP Inc.	Guernsey		51%
Crescent European Specialty Lending LLC	Delaware, USA		51%
Crescent European Specialty Loan S.A.R.L	Luxembourg		51%
Crescent Global CLO Management, LLC	Delaware, USA		51%
Crescent Global CLO Management, LLC, Management Series	Delaware, USA		51%
Crescent Global CLO Management, LLC, Retention Series	Delaware, USA		51%
Crescent Mezzanine VI, LLC	Delaware, USA		51%
Crescent Mezzanine VII (Chengdong LP), LLC	Delaware, USA		51%
Crescent Mezzanine VII (PA), LLC	Delaware, USA		51%
Crescent Mezzanine VII, LLC	Delaware, USA		51%
Crescent Mezzanine VII (Chengdong GP), Ltd.	Cayman Islands		51%
Crescent Private Credit Partners Management LLC	Delaware, USA		51%
Crescent SBIC Management, LLC	Delaware, USA		51%
Crescent Senior Secured Loan Management LLC	Delaware, USA		51%
Crescent Special Situations, L.P.	Cayman Islands		51%
Crescent Syndicated Credit Solutions LLC	Delaware, USA		51%
Crescent/Aegis SMA Partners, LLC	Delaware, USA		51%
Crescent/K Schools SMA Partners, LLC	Delaware, USA		51%
NPS/Crescent SMA Partners II, LLC	Delaware, USA		51%
NPS/Crescent SMA Partners, LLC	Delaware, USA		51%
InfraRed (UK) Holdco 2020 Ltd.	England and Wales		100%
Charles II Realisation LLP	England and Wales		100%
InfraRed Partners LLP	England and Wales	78	100%
InfraRed Capital Partners (Holdco) Limited	England and Wales		100%
Agincourt (2) GP LLP	England and Wales		100%
Fitzailwin (I) General Partner LLP	England and Wales		100%
InfraRed (I) MA GP LLP	England and Wales		100%
InfraRed (Infrastructure) Capital Partners Limited	England and Wales		100%
Infrastructure Investments General Partner Limited	England and Wales		100%
InfraRed Capital Partners (Australia) Pty Limited	Australia		100%
InfraRed Capital Partners (GP Holdco) Limited	England and Wales		100%
InfraRed Capital Partners (Spain) Limited	England and Wales		100%
InfraRed Capital Partners (US) LLC	Delaware, USA		100%
InfraRed Capital Partners Limited	England and Wales		100%
InfraRed CIV (US Renewables) General Partner Limited	England and Wales		100%
InfraRed Environmental Infrastructure GP Limited	England and Wales		100%

Company	Jurisdiction of Formation	Book Value of Shares Owned	Per cent of Voting Shares Owned by SLF Inc.
InfraRed ETF GPLP Limited	England and Wales		100%
InfraRed ETF Lux General Partner S.à.r.l.	Luxembourg		100%
InfraRed ETF UGP Limited	England and Wales		100%
InfraRed European Infrastructure Income 4 General Partner LLP	England and Wales		100%
InfraRed European Infrastructure Income 4 General Partner S.à.r.l.	Luxembourg		100%
InfraRed Infrastructure (Colombia) GP Limited	Scotland		100%
InfraRed Infrastructure III General Partner Limited	England and Wales		100%
InfraRed Infrastructure RAM GP Limited	Scotland		100%
InfraRed Infrastructure V General Partner LLP	England and Wales		100%
InfraRed Infrastructure VI General Partner LLP	England and Wales		100%
InfraRed Infrastructure VI General Partner S.à.r.l.	Luxembourg		100%
InfraRed Infrastructure Yield General Partner Limited	England and Wales		100%
Faryngton (1) GP LLP	England and Wales		100%
Faryngton (II) GP LLP	England and Wales		100%
Paternoster General Partner LLP	Scotland		100%
Paternoster Intermediate (GP) Limited	England and Wales		100%
Paternoster IRAFIII CI GP Limited	Guernsey		100%
Paternoster IRERE GP Limited	Scotland		100%
Paternoster IRIF CI GP Limited	Guernsey		100%
Paternoster RE CI GP Limited	Guernsey		100%
Waterloo Place (1) GP LLP	England and Wales		100%
Waterloo Place (2) GP LLP	England and Wales		100%
Waterloo Place (3) GP LLP	England and Wales		100%
Sun Life (UK) Designated Member Ltd.	England and Wales		100%
Sun Life Financial (Bermuda) Reinsurance Ltd.	Bermuda		100%
Sun Life Financial (Japan), Inc.	Delaware, USA		100%
Sun Life Financial (U.S.) Holdings, Inc.	Delaware, USA		100%
Sun Life Financial (U.S.) Investments LLC	Delaware, USA		100%
Sun Life Institutional Distributors (U.S.) LLC	Delaware, USA	1	100%
Sun Life Investment Management U.S., Inc.	Delaware, USA		100%
BentallGreenOak (U.S.) GP LLC	Delaware, USA		100%
GO Equity GP LLC	Delaware, USA		100%
GO Europe Advisor LP	Cayman Islands		100%
GreenOak Japan GP Ltd.	Cayman Islands		100%
BentallGreenOak Asia Advisor LP	Cayman Islands		100%
BGO Helios GP, LP	Cayman Islands		100%
SL Investment US-RE Holdings 2009-1, Inc.	Delaware, USA		100%
BentallGreenOak (U.S.) Limited Partnership	Delaware, USA	557	51.2%
BGO 1Sharpe B Member, LLC	Delaware, USA		51.2%
BGO 425 Park Guarantor LLC	Delaware, USA		51.2%
BGO Corporate Holdings (US) LLC	Delaware, USA		51.2%
BGO US Mortgages Inc.	California, USA		51.2%
SLCAL, Inc.	Delaware, USA		51.2%
Rushmore Partners LLC	Delaware, USA		51.2%
NewTower Trust Company	Maryland, USA		51.2%
NewTower Management GP LLC	Delaware, USA		51.2%
BGO US Real Estate LP	Delaware, USA		51.2%
BentallGreenOak Real Estate Advisors LP	Delaware, USA		51.2%
BentallGreenOak Real Estate GP LLC	Delaware, USA		51.2%
BentallGreenOak Real Estate US LLC	Delaware, USA		51.2%
BKUS Institutional Logistics Coinvestment LLC	California, USA		51.2%
Sun Life Capital Management (U.S.) LLC	Delaware, USA	125	100%
SLC Management U.S. Private Credit GP, LLC	Delaware, USA		100%
Sun Life of Canada (U.S.) Financial Services Holdings, Inc.	Delaware, USA		99.93%
Massachusetts Financial Services Company	Delaware, USA	1,245	95.66%
MFS Development Funds, LLC	Delaware, USA		95.66%

Company	Jurisdiction of Formation	Book Value of Shares Owned	Per cent of Voting Shares Owned by SLF Inc.
MFS Exchange LLC	Delaware, USA		95.66%
MFS Fund Distributors, Inc.	Delaware, USA		95.66%
MFS Heritage Trust Company	New Hampshire, USA		95.66%
MFS Institutional Advisors, Inc.	Delaware, USA		95.66%
MFS Investment Management Canada Limited	Canada		95.66%
3060097 Nova Scotia Company	Nova Scotia, Canada		95.66%
MFS International Ltd.	Bermuda		95.66%
MFS do Brasil Desenvolvimento de Mercado Ltda.	Brazil		95.66%
MFS International (Chile) SpA	Chile		95.66%
MFS International (Hong Kong) Limited	Hong Kong		95.66%
MFS International Holdings Pty Ltd	Sydney, Australia		95.66%
MFS Financial Management Consulting (Shanghai) Co., Ltd.	Shanghai, People's Republic of China		95.66%
MFS International (U.K.) Limited	England and Wales		95.66%
MFS International Switzerland GmbH	Switzerland		95.66%
MFS International (Uruguay) II S.A.	Uruguay		95.66%
MFS International (Uruguay) S.A.	Uruguay		95.66%
MFS International Australia Pty Ltd	Australia		95.66%
MFS International Singapore Pte. Ltd.	Singapore		95.66%
MFS Investment Management Company (LUX) S.à.r.l.	Luxembourg		95.66%
MFS Investment Management K.K.	Japan		95.66%
MFS Service Center, Inc.	Delaware, USA		95.66%
Sun Life of Canada (U.S.) Holdings, Inc.	Delaware, USA		100%
DailyFeats, Inc.	Delaware, USA		100%
Disability Reinsurance Management Services, Inc.	Delaware, USA		100%
Independence Life and Annuity Company	Delaware, USA		100%
Sun Life Financial (U.S.) Reinsurance Company II	Delaware, USA		100%
Pinnacle Care International, Inc.	Maryland, USA		100%
Pinnacle Care International, LLC	Delaware, USA		100%
Professional Insurance Company	Texas, USA	47	100%
Sun Canada Financial Co.	Delaware, USA		100%
Sun Life Administrators (U.S.), Inc.	Delaware, USA		100%
Sun Life Financial (U.S.) Delaware Finance 2020, LLC	Delaware, USA		100%
Sun Life Financial (U.S.) Delaware Finance, LLC	Delaware, USA		100%
Sun Life Financial (U.S.) Reinsurance Company	Michigan, USA		100%
Sun Life Financial (U.S.) Services Company, Inc.	Delaware, USA	569	100%
The Premier Dental Group, Inc.	Minnesota, USA		100%
Landmark Dental Alliance, Inc.	Minnesota, USA		100%
Sun Life Financial Distributors, Inc.	Delaware, USA		100%
Sun Life Capital Management (Canada) Inc.	Canada	52	100%
BGO Mortgage Services Canada Inc.	Canada		100%
Sun Life LRCN Trust	Manitoba, Canada		100%
6324983 Canada Inc.	Canada		100%

Major Offices

The following is contact information for Sun Life's major offices and affiliates around the world. For inquiries and customer service, please contact the appropriate office in your area.

Sun Life Financial Inc.

Corporate Office
1 York Street
Toronto, Ontario
M5J 0B6 Canada
Website: sunlife.com

Sun Life Canada

Canadian Headquarters
227 King Street South
Waterloo, Ontario
N2J 1R2 Canada
Tel: 519-888-2290
Clients: 1-877-SUN-LIFE /
1-877-786-5433
Website: sunlife.ca

Montreal Office
1155 Metcalfe Street
Montreal, Quebec
H3V 2B6 Canada
Tel: 514-866-6411
Website: sunlife.ca

Sun Life U.S.

One Sun Life Executive Park
96 Worcester Street
Wellesley Hills, Massachusetts
02481 USA
Clients: 1-800-SUN-LIFE /
1-800-786-5433
Website: sunlife.com/us

Sun Life International

Washington House, 3rd Floor
16 Church Street
Hamilton HM 11
Bermuda
Tel: 441-294-6060
Website: sunlife.com/international

Sun Life Asia

Sun Life Asia Regional Office
Level 14
14 Taikoo Wan Road
Taikoo Shing, Hong Kong
Tel: (852) 2918-3888

China
Sun Life Everbright Life Insurance
Company Limited
Room 1903, Block B, Shouke Building,
Building 2, No.14 Courtyard
West Third Ring South Road
Fengtai District
Beijing, 100073 China
Tel: (8610) 5912-8042
Website: sunlife-everbright.com

Sun Life Assurance Company of Canada
Beijing Representative Office
F920, 9th Floor,
Winland International Finance Center,
No.7 Financial Street,
Xicheng District,
Beijing, China
Tel: (8610) 8590-6500

Hong Kong, SAR
Sun Life Hong Kong Limited
(Incorporated in Bermuda with limited liability)
16/F, Cheung Kei Center Tower A,
No. 18 Hung Luen Road,
Hunghom,
Kowloon, Hong Kong
Tel: (852) 2103-8888
Clients: (852) 2103-8928
Website: sunlife.com.hk

India
Aditya Birla Sun Life Insurance
Company Limited
One World Centre, Tower 1
16th Floor
Jupiter Mill Compound
841, Senapati Bapat Marg
Elphinstone Road
Mumbai, 400 013 India
Tel: 1-800-270-7000 in India
91-22-6723-9100 outside India
Website: lifeinsurance.adityabirlacapital.com

Aditya Birla Sun Life Asset Management
Company Limited
One World Centre, Tower 1
17th Floor
Jupiter Mill Compound
841, Senapati Bapat Marg
Elphinstone Road
Mumbai, 400 013 India
Tel: 91-22-4356-8000
Website: mutualfund.adityabirlacapital.com

Sun Life Assurance Company of Canada
India Representative Office
Level 9, Pioneer Square
Sector 62
Gurugram, 122 101 Haryana
India

Indonesia
PT Sun Life Indonesia
Menara Sun Life Lantai 12
JI Dr Ide Anak Agung Gde Agung Blok 6.3
Kawasan Mega Kuningan
Jakarta, Selatan 12950
Indonesia
Tel: (6221) 5289-0000
Clients: (6221) 1500-786
Website: sunlife.co.id

Malaysia
Sun Life Malaysia Assurance Berhad
Sun Life Malaysia Takaful Berhad
Level 11, 338 Jalan Tuanku Abdul Rahman
50100 Kuala Lumpur
Malaysia
Tel: (603) 2612-3600
Website: sunlifemalaysia.com

Philippines
Sun Life Philippines
Sun Life Centre
5th Avenue cor. Rizal Drive
Bonifacio Global City
Taguig City, 1634
Metro Manila, Philippines
Tel: (632) 8555-8888
Website: sunlife.com.ph

Sun Life Grepa
6/F Grepalife Building
221 Buendia Avenue,
San Antonio,
Makati City 1203
Philippines
Tel: (632) 8866-6800, 8849-9633
Website: sunlifegrepa.com

Singapore
Sun Life Assurance Company of Canada
Singapore Branch
One Raffles Quay
#10-03 North Tower
048583 Singapore
Tel: +65-6223-1102
Website: sunlife.com.sg

Vietnam
Sun Life Vietnam Insurance Company Limited
Vietcombank Tower, 29th Floor
5 Me Linh Square, District 1
Ho Chi Minh City, Vietnam
Tel: (848) 6298-5888
Website: sunlife.com.vn

Major Offices

MFS Investment Management

111 Huntington Avenue
Boston, Massachusetts
02199 USA
Tel: 617-954-5000
Toll-free in Canada and U.S.:
1-800-343-2829
Website: mfs.com

SLGI Asset Management Inc.

1 York Street
Toronto, Ontario
M5J 0B6 Canada
Tel: 1-877-344-1434
Website: sunlifeglobalinvestments.com

SLC Management

Canadian Headquarters

1 York Street, Suite 1100
Toronto, Ontario
M5J 0B6 Canada
Website: slcmanagement.com

U.S. Headquarters

One Sun Life Executive Park
Wellesley Hills, Massachusetts
02481 USA
Website: slcmanagement.com

BentallGreenOak

Canadian Headquarters

1 York Street, Suite 1100
Toronto, Ontario
M5J 0B6 Canada
Tel: 416-681-3400
Website: bentallgreenoak.com

U.S. Headquarters

399 Park Avenue, 18th floor
New York, New York
10022 USA
Tel: 212-359-7800
Website: bentallgreenoak.com

InfraRed Capital Partners

Level 7
One Bartholomew Close, Barts Square
London EC1A 7BL
United Kingdom
Tel: 44 (0)20 7484 1800
Email: london@ircp.com
Website: ircp.com

Crescent Capital Group

11100 Santa Monica Boulevard
Suite 2000
Los Angeles, California
90025 USA
Tel: 310-235-5900
Website: crescentcap.com

Advisors Asset Management

18925 Base Camp Road
Suite 203
Monument, Colorado
80132 USA
Tel: 719-488-9956
Website: aamlive.com

DentaQuest

One Sun Life Executive Park
Wellesley Hills, Massachusetts
02481 USA
Website: dentaquest.com

Dialogue Health Technologies

390 Notre-Dame Street West
Suite 200
Montreal, Quebec
Website: dialogue.co

Notes

Endnotes from page 2.

All figures are impacted by rounding and in Canadian dollars, unless otherwise noted.

1   Underlying earnings per share ("EPS"), underlying ROE and underlying dividend payout ratio are non-IFRS financial measures. See section M - Non-IFRS Financial Measures in our 2024 Annual MD&A for further information. Underlying dividend payout ratio represents the ratio of common shareholders' dividends to diluted underlying EPS. See section J - Capital and Liquidity Management - 3 - Shareholder Dividends in our 2024 Annual MD&A for further information regarding dividends.

2   During our November 2024 Investor Day, we announced an increase to our underlying EPS growth and underlying ROE medium-term objectives to 10% and 20%, respectively. These updates are supported by strong business performance. Our medium-term objective for underlying dividend payout ratio did not change.

3   Although considered reasonable, we may not be able to achieve our medium-term objectives as our assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our medium-term objectives as described above. Our medium-term objectives do not constitute guidance. Our medium-term objectives are forward-looking non-IFRS financial measures and additional information is provided in our 2024 Annual MD&A in section P - Forward-looking Statements - Medium-Term Financial Objectives.

4   2022 results have been restated for the adoption of IFRS 17 and the related IFRS 9 classification overlay ("the new standards"). The restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards. The majority of the actions taken to re-balance asset portfolios and transition asset-liability management execution to an IFRS 17 basis occurred in Q1'23. Accordingly, analysis based on 2022 comparative results may not necessarily be indicative of future trends, and should be interpreted with this context.

5   Underlying EPS growth is calculated using a two-year compound annual growth rate. Underlying ROE and dividend payout ratio are calculated using a three-year average of 2022-2024. These calculations reflect data available under the new standards. As we continue to report under the new standards in future periods, an additional year will be added until we reach a five-year period, consistent with disclosures in 2022 and prior.

6   Represents a non-IFRS financial measure. See section M - Non-IFRS Financial Measures in our 2024 Annual Management's Discussion and Analysis ("MD&A") for further information.

7   Figures as of December 31, 2024.

8   Life Insurance Capital Adequacy Test ("LICAT") ratio. Our LICAT ratios are calculated in accordance with the OSFI-mandated guideline, Life Insurance Capital Adequacy Test.

9   Business pillars refer to our business segments. Excludes Corporate underlying net loss of $(364)M. 2024 reported net income by business pillar (excludes Corporate reported net loss of $(681)M): Asset Management: 41%; Canada: 33%; U.S.: 15%; Asia: 11%.

10   Business Mix based on underlying net income, excluding Corporate expenses and other. Wealth & asset management includes MFS Investment Management, SLC Management, Canada Individual Wealth, Group Retirement Services, Asia Wealth & asset management. Group – Health & Protection includes Canada Sun Life Health, U.S. Group Benefits (Employee Benefits and Health and Risk Solutions) and U.S. Dental. Individual – Protection includes Canada Individual Insurance, U.S. In-force Management and Asia Individual – Protection.

Corporate and Shareholder Information

For information about Sun Life, corporate news and financial results, please visit sunlife.com

Corporate office

Sun Life Financial Inc.
1 York Street
Toronto, Ontario
Canada M5J 0B6

Tel: 416-979-9966
Website: sunlife.com

Investor Relations

For financial analysts, portfolio managers and institutional investors requiring information, please contact:

Investor Relations
Email: Investor_Relations@sunlife.com

Please note that financial information can also be obtained from sunlife.com.

Transfer agent

Sun Life Financial Inc. has appointed TSX Trust Company as its share registrar and transfer agent. TSX Trust Company has co-transfer agents in the U.S., U.K., Philippines and Hong Kong.

For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.

Canada

TSX Trust Company
301 - 100 Adelaide Street West
Toronto, Ontario
M5H 4H1

Tel (within North America): 1-877-224-1760
Tel (outside North America): 416-682-3865
Fax: 1-888-249-6189
Email: sunlifeinquiries@tmx.com
Website: tsxtrust.com/sun-life

Shareholders can view their account details using TSX Trust Company's Internet service, *Investor Central*. Register at tsxtrust.com/sun-life

United States

Equiniti Trust Company, LLC
PO Box 860
Newark, NJ 07101

Tel: 1-877-224-1760
Email: sunlifeinquiries@tmx.com

United Kingdom

MUFG Corporate Markets (UK) Limited
Central Square
29 Wellington Street
Leeds LS1 4DL

Tel: +44 (0) 345-602-1587
Email: shareholderenquiries@cm.mpms.mufg.com

Philippines

RCBC Trust Corporation
Stock Transfer Processing Section
Ground Floor, West Wing
GPL (Grepalife) Building
221 Senator Gil Puyat Avenue
Makati City, 1200
Philippines

From Metro Manila: 632-5318-8567
From the Provinces: 1-800-1-888-2422
Email: rcbcstocktransfer@rcbc.com

Hong Kong, SAR

Computershare Hong Kong
Investor Services Limited
17M Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong

Tel: 852-2862-8555

Shareholders can submit inquiries online at computershare.com/hk/contact

Shareholder services

For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Sun Life's Shareholder Services team.

English Email: shareholderservices@sunlife.com
French Email: servicesauxactionnaires@sunlife.com

2025 dividend dates
Common Shares

Record dates	Payment dates
February 26, 2025	March 31, 2025
May 28, 2025*	June 30, 2025*
August 27, 2025*	September 29, 2025*
November 26, 2025*	December 31, 2025*

*Subject to approval by the Board of Directors

Direct deposit of dividends

Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.

The *Request for Electronic Payment of Dividends Form* is available for downloading from the TSX Trust Company website, tsxtrust.com/sun-life/forms, or you can contact TSX Trust Company to have a form sent to you.

Canadian dividend reinvestment and share purchase plan

Canadian-resident common shareholders can enroll in the Dividend Reinvestment and Share Purchase Plan. For details, visit our website at sunlife.com or contact the Plan Agent, TSX Trust Company at sunlifeinquiries@tmx.com.

Stock exchange listings

Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF

Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbol:

Series 3	SLF.PR.C
Series 4	SLF.PR.D
Series 5	SLF.PR.E
Series 8R	SLF.PR.G
Series 9QR	SLF.PR.J
Series 10R	SLF.PR.H
Series 11QR	SLF.PR.K

2025 Annual Meeting

Date: Thursday, May 8, 2025
Time: 5:00 p.m. (Toronto Time)
Place: Hybrid meeting

Online: meetings.lumiconnect.com/400-542-265-283
Password: sunlife2025 (case sensitive)

In Person: 1 York Street (at Harbour Street)
35th floor, Toronto, Ontario, Canada

Sun Life Financial Inc.
One York Street
Toronto, ON M5J 0B6
Canada

sunlife.com



